Filed Pursuant to Rule 424(b)(4)
Registration No. 333-252809

37,041,026 Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Oscar Health, Inc. We are selling 36,391,946 shares of Class A common stock, and the selling stockholders named in this prospectus are selling 649,080 shares of Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock offered by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share of Class A common stock is $39.00. We have been approved to list our Class A common stock on the New York Stock Exchange, or the NYSE, under the symbol “OSCR.”

Prior to completion of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to 20 votes and will be convertible at any time into one share of Class A common stock and mandatorily convertible upon the occurrence of certain events, as further described in “Description of Capital Stock.” Thrive Capital (as defined herein), which is affiliated with our Co-Founder Joshua Kushner, and Mario Schlosser, our other Co-Founder, will be the only holders of our Class B common stock, and following the completion of this offering, Thrive Capital and our Co-Founders will beneficially own approximately 82.4% of the voting power of our outstanding capital stock, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock. See “Description of Capital Stock.”

Upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the NYSE.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$39.00	$1,444,600,014.00
Underwriting discounts and commissions(1)	$1.95	$72,230,000.70
Proceeds, before expenses, to us	$37.05	$1,348,321,599.30
Proceeds, before expenses, to the selling stockholders	$37.05	$24,048,414.00

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

At our request, the underwriters have reserved up to three percent of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to certain persons associated with us. See “Underwriting—Directed Share Program.”

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 5,556,153 shares of Class A common stock from us at the public offering price, less the underwriting discounts and commissions.

One or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and Coatue Management LLC, who are all existing investors in the Company, have indicated an interest in purchasing up to an aggregate of $125 million each (up to $375 million in the aggregate) in shares of our Class A common stock in this offering at the initial public offering price. The shares of Class A common stock purchased by such investors will be subject to a lock-up agreement substantially consistent with the lock-up agreement signed by our existing stockholders and described in the section titled “Underwriting.” Because this indication of interest is not a binding agreement or commitment to purchase, one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and/or Coatue Management LLC may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and/or Coatue Management LLC. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and Coatue Management LLC as they will from any other shares of Class A common stock sold to the public in this offering.

The underwriters expect to deliver the shares against payment in New York, New York on March 5, 2021.

Goldman Sachs & Co. LLC	Morgan Stanley	Allen & Company LLC	Wells Fargo Securities

Credit Suisse	BofA Securities

Cowen	LionTree	Ramirez & Co., Inc.	Siebert Williams Shank

Prospectus dated March 2, 2021.

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oscar
Health insurance that fits your life (and your budget)
oscar
Virtually all the health care you need for $0

Rx
$0

oscar

529,000 members1 $2.3B direct policy remiums2 47% of subscribing members are monthly active users3 89% of subscribing members have interacted with our digital or Care Team channels3 68% of surveyed members indicate that they trust Oscar to advise them on how and where to get the health care they need3

Letter from Joshua Kushner and Mario Schlosser

Co-Founders

Many founders’ letters, especially in health care, open with a story about a personal experience that led to the founding of the company. We did have those eye-opening events in 2012–a leg injury for Josh and the birth of a first child for Mario–and they did in fact lead us to create Oscar.

But we’d like to start by telling you about our name. Oscar is named for a real person, Josh’s great-grandfather. He was an immigrant to America. His given name was not Oscar. But that’s the name he got at Ellis Island, and he stuck with it.

When it came time to start our business, we wanted to let our members know that we were not a faceless health insurer whose logo lives on a card in their wallets. We wanted to communicate that we could help them navigate the health care landscape like a doctor in the family would. So we chose a real name–of somebody whose life story inspires us–to say that we intend to serve them like a real-life human and not a disembodied corporation.

In our first year, we placed subway ads in New York that said: “Hi, we’re Oscar, a new kind of health insurer.” We love when people tell us that they remember those ads. It tells us that our message got through.

Oscar was also inspired by the doctor who took care of Mario and his family growing up. Mario was born in a small town in Germany. His hometown doctor began his day in the clinic and every afternoon hopped on his bike to visit patients. Seeing patients in their homes let him head off small problems before they became big problems. Being under his care was, in fact, like having a doctor in the family.

When Mario moved to the U.S. as an adult he learned how unusual that experience sounded to American ears. He saw that the reason wasn’t any lack of dedication among American caregivers. It was because of the fee-for-service system–a system that produces worse outcomes than in other countries, and at a higher cost. As a computer scientist, Mario wondered whether technology could deliver the experience of a doctor in the family–but this time at scale.

Oscar today is eight years old. We’ve grown a lot in that time. We signed up 15,000 members in New York in our first year and are proud to serve 529,000 members in 18 states today. We are prouder still that we lead our market category when it comes to members who say they would recommend us to their friends. That tells us that we are living up to our name.

How do we do this? It may sound counterintuitive, but we bring a human touch to health care through the use of technology and data. We were inspired by consumer businesses that use the power of computer science to make complex decisions simple and intuitive for their customers. We believed this approach could transform health care just as it has so many other fields.

We knew from the beginning that this would require building a full-stack platform that we control end-to-end. We understood it would make the challenge of being a startup health insurer even harder. But we believed it was the only way to create a differentiated member experience.

Now, nearly a decade in, we have entered the phase where our technology investment is truly beginning to compound. We still continuously improve our platform with more than 50 code updates each day. But our core systems are now mature and give us a window into nearly every health care interaction our members have. Our technology lets us help members find the right doctor, access virtual care, and powers Care Teams that assist them in navigating the health care system. It also lets us constantly test, re-test, and optimize based on real-time data, like the very best tech companies that inspired us.

We also embrace the opportunity to be a health insurer. This may seem counterintuitive to many, especially given our own unpleasant experiences with the system. But health insurers are uniquely positioned to improve the lives of individual consumers and the system as a whole. Insurers are the only entities in health care who have the same incentives as consumers–to find quality care at an affordable price–and that are involved in nearly every health care interaction. This gives us unique leverage to help bend the cost curve and improve access to care. Most of our members in the individual market could not have gotten affordable insurance coverage 10 years ago. Serving them is a privilege for all of us at Oscar.

We are sometimes asked whether Oscar is a tech company or a health care company. Our answer is that we use the tools and mindset of a consumer technology company to solve problems in health care. In the beginning it seemed next to impossible to assemble a team that could do both. Today Oscar is powered by over 1,800 employees, including our engineers, doctors, nurses, actuaries, data scientists, and insurance experts. We are grateful for what they have taught us–and each other. After nearly a decade, we truly have one foot in consumer technology and the other in health care, making what was once a challenge now one of our biggest competitive advantages.

As we look to our next decade, we are eager to tackle the opportunities and challenges that lie ahead. U.S. health care continues to individualize, digitize, and move towards value. We believe Oscar can play a significant role in powering that transformation.

What will not change is our mission–to make a healthier life affordable and accessible to all—which will remain inspired by those who led us to begin this journey in the first place.

As we expand to new markets, new geographies, and new product lines, we would be honored to serve you as Oscar members. We are equally honored to welcome you as shareholders into the next chapter of Oscar’s history.

Josh and Mario

Through and including March 27, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. We, the selling stockholders, and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock. Our business, financial condition, operating results, and prospects may have changed since such date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions. See “Underwriting.”

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ABOUT THIS PROSPECTUS

Certain Definitions

As used in this prospectus, unless the context otherwise requires:

•	“we,” “us,” “our,” “our business,” the “Company,” “Oscar,” and similar references refer to Oscar Health, Inc., formerly known as Mulberry Health Inc., and its subsidiaries.

•	“Holdco” refers only to Oscar Health, Inc. and not any of its subsidiaries.

•	“ACA” refers to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, as amended.

•

“Annual Election Period” refers to the yearly period when beneficiaries can enroll or disenroll in an Original Medicare or Medicare Advantage health plan. The Annual Election Period starts on October 15 and ends on December 7 of each year.

•	“APTC” refers to advanced premium tax credits.

•	“Co-Founders” refers to Joshua Kushner and Mario Schlosser.

•	“direct policy premium” refers to monthly premiums collected from our members and/or from the federal government during the period indicated, before risk adjustment and reinsurance.

•

“full stack technology platform” refers to our cloud-based end-to-end technology solution, which powers our differentiated member experience engine. Our platform connects our member-facing features, including our mobile application, which we refer to as our app, website, and virtual care solutions with our back-office tools that span all critical health care insurance and technology domains, including member and provider data, utilization management, claims management, billing, and benefits.

•

“Health Insurance Marketplaces” refers to the health insurance marketplaces established per the ACA and operated by the federal government for most states and other marketplaces operated by individual states, for individuals and small employers to purchase health insurance coverage in the Individual and Small Group markets that include minimum levels of benefits, restrictions on coverage limitations and premium rates, and APTC.

•

“health insurance subsidiary” refers to any subsidiary of Oscar Health, Inc. that has applied for or received a license, certification or authorization to sell health plans by any state Department of Insurance, Department of Financial Services, Department of Health, or comparable regulatory authority. As of December 31, 2020, Oscar Health, Inc. had 14 health insurance subsidiaries.

•

“health plans” refers to the health insurance plans that Oscar sells in the Individual and Small Group markets and the Medicare Advantage Plans that Oscar sells in the Medicare Advantage market. The term includes co-branded health plans sold directly by our health insurance subsidiaries, in the case of our Cleveland Clinic + Oscar, Montefiore + Oscar, and Oscar + Holy Cross + Memorial Health plans, and co-branded plans sold directly by our partner and partially-reinsured by a health insurance subsidiary, in the case of the Cigna + Oscar plan.

•	“IBNR” refers to health care costs incurred but not yet reported.

•

“InsuranceCo Administrative Expense Ratio” is defined as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Metrics—InsuranceCo Administrative Expense Ratio.”

•	“InsuranceCo Combined Ratio” is defined as the sum of MLR and InsuranceCo Administrative Expense Ratio.

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•

“Medical Loss Ratio” or “MLR” is defined as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Metrics—Medical Loss Ratio.”

•

“member” refers to any individual covered by any of our health plans. A member covered under more than one of our health plans counts as a single member for the purposes of this metric. Our membership is measured as of a particular point in time and may decrease over time as individuals disenroll throughout the year before they become effectuated members.

•	“monthly active users” refers to the total number of members who have logged into our website or app or contacted their Care Teams for the month of December 2020.

•

“NPS” refers to net promoter score, which can range from a low of negative 100 to a high of positive 100. NPS benchmarks can vary significantly by industry, but a score greater than zero represents a company that has more promoters than detractors. For Oscar, NPS reflects member responses to the following question—“On a scale of zero to ten: How likely is it that you would recommend Oscar to a friend or colleague?” Responses of 9 or 10 are considered “promoters,” responses of 7 or 8 are considered neutral or “passives,” and responses of 6 or less are considered “detractors.” We then subtract the number of respondents who are detractors from the number of respondents who are promoters, divide that number by the total number of respondents, and then multiply the resulting figure by 100. We use this method to calculate an NPS score for each member segment, where a member segment is defined by a region and subsidization level of a member. We then calculate our aggregate NPS by taking a weighted average of the segments, where the weights reflect the actual representation of that segment in our aggregate membership. We do this to adjust for differing survey rates and response rates to our survey in different segments of our membership. Our methodology for calculating NPS reflects responses from our members who choose to respond to the survey question. In particular, our NPS reflects responses given to us between January 1, 2020 and December 31, 2020, and reflects a sample size of 16,651 responses over that period. NPS gives no weight to members who decline to answer the survey question.

•

“Open Enrollment Period” refers to the yearly period when individuals and families can enroll in a health plan or make changes to an existing health plan. In most states, the 2021 open enrollment period for the Individual market started on November 1, 2020 and ended on December 15, 2020; it ended as late as January 31, 2021 in certain states in which Oscar does business. The Medicare Advantage Open Enrollment Period, which permits switching between Medicare Advantage plans, started on January 1, 2021 and ends on March 31, 2021.

•	“PMPM” refers to per member per month.

•

“Special Enrollment Period” refers to a time outside the Open Enrollment Period or Annual Election Period when an eligible person can enroll in a health plan or make changes to an existing health plan. A person is generally eligible for a special enrollment period if certain qualifying life events occur, such as losing certain health coverage, moving, getting married, having a baby, or adopting a child.

•

“subscribing member” refers to the individual who has been designated the primary member under an Oscar account. Each Oscar account consists of one subscribing member and may include additional covered members, such as the subscribing member’s spouse and children. Numbers quoted for “subscribing members” throughout this prospectus include only subscribers 18 years of age and older.

•	“Thrive Capital” refers to Thrive Capital Management, LLC, a Delaware limited liability company, and the investment funds affiliated with or advised by Thrive Capital Management, LLC.

Rounding Adjustments

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements or the figures included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Reverse Stock Split

After the effectiveness of the Registration Statement of which this prospectus forms a part and prior to the closing of this offering, we will effectuate a one-for-three reverse stock split of our Class A common stock and Class B common stock, or the Stock Split. The Stock Split will combine each three shares of our Class A common stock and Class B common stock, as applicable, into one share of our Class A common stock and Class B common stock, as applicable. No fractional shares will be issued in connection with the Stock Split. The historical audited financial statements included elsewhere in this prospectus have not been adjusted for the Stock Split. Unless otherwise indicated, all other share and per share data in this prospectus have been retroactively adjusted, where applicable, to reflect the Stock Split as if it had occurred at the beginning of the earliest period presented.

TRADEMARKS, SERVICE MARKS, AND TRADE NAMES

This prospectus includes our trademarks, service marks, and trade names, including but not limited to Oscar®, Oscar Health®, Oscar CareSM, and our logo, which are protected under applicable intellectual property laws. This prospectus also contains trademarks, service marks, and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, service marks, or trade names to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties. Solely for convenience, trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks, and trade names.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and other publications, reports from government agencies, surveys, our members and providers, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the market and industry data included in this prospectus and upon which the management estimates included herein are in part based are generally reliable, such information is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such data or the management estimates based on such data. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein, and any websites are an inactive textual reference only. In addition, references to third-party publications and research reports herein are not intended to imply, and should not be construed to imply, a relationship with, or endorsement of us by, the third-party producing any such publication or report.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

At Oscar, we make a healthier life accessible and affordable for all.

Oscar is the first health insurance company built around a full stack technology platform and a relentless focus on serving our members. We started Oscar over eight years ago to create the kind of health insurance company we would want for ourselves—one that behaves like a doctor in the family, helping us navigate the health care system in our moments of greatest need. In the years since, we have built a suite of services that permit us to earn our members’ trust, leverage the power of personalized data, and help our members find quality care they can afford. We call this our member engagement engine, and it is powered by a differentiated full stack technology platform that will allow us to continue to innovate like a technology company and not a traditional insurer in the years ahead.

After eight years of selling health insurance, we are proud to have earned industry-leading levels of trust, engagement, and customer satisfaction from the 529,000 members who, as of January 31, 2021, have chosen Oscar. At the same time, we have achieved positive unit economics through a Medical Loss Ratio, or MLR, of 84.7% while generating direct policy premiums of $2.3 billion for the year ended December 31, 2020. We serve 291 counties across 18 states, and our members had over 5 million health care visits in 2020. They include families seeking coverage that works for toddlers and their busy parents, adults with chronic conditions who know their care providers by their first names, and seniors choosing a benefits package that will serve them throughout their retirement years. As we continue to bring the Oscar experience to new members, new states, and new markets, our goal will remain the same: to build engagement, earn trust, and help our members live healthier lives.

Hi, We’re Oscar

We created Oscar because of our own frustrations with U.S. health care. The U.S. health care system is the world’s largest and most expensive—estimated to have cost over $4 trillion in 2020—yet health outcomes are worse than in other advanced economies. Costs are so out of control that medical bills contribute to around 66% of all personal bankruptcies in the United States. It doesn’t have to be this way. According to a report published in the Journal of the American Medical Association in 2019, nearly 25% of health care spending in the U.S. is wasted, the result of a system plagued by misaligned incentives, lack of coordination, and administrative complexities.

Health insurers have substantial influence over the health care ecosystem because they disburse 75 cents of every health care dollar. Despite decades of effort, however, incumbent insurers have made little progress in reigning in health care costs or incentivizing key stakeholders to produce better outcomes. Instead, for far too many consumers, health insurance adds an additional layer of complexity to an already complex system. With an average Net Promoter Score, or NPS, of three, according to Forrester Research, customer satisfaction for health insurers ranks among the lowest of any industry.

We founded Oscar to solve these problems and to provide consumers with access to the affordable, high-quality health care they deserve. We recognized that doing so would require reorienting how customers see their health insurer and what they expect from it. Too often, customers view legacy insurers as entities that merely take in monthly premiums and pay medical claims. We aimed instead to serve as their guide to a confusing and fragmented system, helping them save money by optimizing their spending. In order to achieve all of this, we would need to earn something that is all too rare in the health insurance industry: member trust. We would need to build a technology platform that provides an intuitive, seamless customer experience, and we would need to leverage the power of personalized data. Though our member experience would begin with trust, engagement, and the smart use of data, our ultimate goal would be to bend the cost curve by guiding members to the right care at the right time and at the right value.

Our experience to date reaffirms our view that real change in health care can only come from the use of personalized data to drive real-time actionable insights and recommendations, such as guiding members to the right doctor, hospital, or site-of-care through what we call care routing. We know we are on the right track when 68% of surveyed members indicate that they trust Oscar to advise them on how and where to get the health care they need and 75% of subscribing members with a medical visit use our tools to search for a provider. This compares to an industry-wide average of only 45% of surveyed customers who trust their insurer for health care advice, and no comparable or available statistics from our competitors when it comes to care routing. Given the central role that primary care providers, or PCPs, play in managing care, it is especially meaningful that once our members join Oscar nearly half of their first-time PCP visits are to a doctor Oscar has recommended to them. It is the ongoing engagement and trusted relationship we have with our members that drives our NPS score of 30, which is in a different ballpark altogether than the average score of three among other health insurers.

We encourage our members to interact regularly with us through our mobile app and website, which make it easy for them to search for and access their medical history, lab tests, and various care options, as well as to refill prescriptions through our virtual care solution. We also assign each member a dedicated Care Team, typically composed of five Care Guides and a registered nurse known as a Case Manager, who build trust and engagement by providing personalized insights and real-time guidance through the health care system. As of December 31, 2020, 89% of our subscribing members have interacted with our digital or Care Team channels, 81% have a digital profile, 45% have downloaded our app, and our per member app download rate as of December 31, 2020 is approximately nine times higher than for other insurers. Almost half (47%) of our subscribing members are monthly active users.

Additionally, since 2014, all of our members have had 24/7 access to Oscar’s virtual care offerings, in nearly all cases at no additional cost. These include urgent care through our Virtual Urgent Care service and, since January 1, 2021, primary care through our Virtual Primary Care service. Of our subscribing members who have had one or more medical visits, 37% used our in-house virtual offering in 2020. Even before the ongoing COVID-19 pandemic, in the three-month period ended December 31, 2019, the total number of visits through our Oscar virtual program represented nearly one out of five (19%) of the total number of PCP, urgent care, and outpatient emergency room, or ER, visits by our subscribing members. Use of virtual care by our members has further increased during the COVID-19 pandemic.

The combination of our full stack technology platform and member engagement engine allows us to help our members find quality providers, but we understand that value is just as important. Over the next five years, health care costs are expected to grow at 5% to 6% per year, outstripping both inflation and gross domestic product, or GDP, growth estimates. Whether our members are spending their own out-of-pocket dollars before a deductible is reached or contending with rapid medical cost inflation, we are acutely aware of the need to make sure every consumer health care dollar is well spent. Our fully integrated systems and data infrastructure enable us to efficiently and effectively identify higher quality, lower cost health care providers in our network and our levels of trust and engagement earn us the ability to help our members find the right care.

The value of our proprietary insurance platform has been recognized across the industry as leading health care providers and insurers, including the Cleveland Clinic and Cigna, have chosen to form innovative partnerships with us. While each of these arrangements have unique elements, the common thread is that they are built on our full stack technology platform and member engagement engine. Many partnerships feature co-branding and/or risk-sharing in addition to fee based revenue or value based reimbursement, underscoring the distinctive value that our contributions add. We believe our investment in deeply differentiated technology provides a foundation that will enable us to monetize our platform and diversify our revenue streams over time, if we choose to do so.

We began by offering health plans in the Individual market because we believed it was where our member-first approach would set us apart. When the ACA created new direct-to-consumer channels in 2014, we knew that we would be competing with some of the nation’s largest health insurers. But we also knew we would have a unique window when a new entrant could gain market share rapidly by creating a superior product—one that could ultimately be extended to other insurance markets. After only eight years of selling health insurance in the Individual market, our strategy has proved out. We are the third largest for-profit national insurer in the Individual market in the United States based on publicly reported membership figures for insurers serving the Individual market during plan year 2020, and we expanded to Small Group in 2017 and Medicare Advantage in 2020. Today, we have at least one health plan in 291 counties across 18 states and expect to expand in the years ahead both geographically and with respect to insurance markets.

Since our inception, we have experienced significant member growth while keeping insurance premiums affordable for our members. As of January 31, 2021, we had 529,000 members, up from 82,000 as of January 31, 2017, representing a compound annual growth rate, or CAGR, of 59%, and we had an average individual per member per month, or PMPM, direct policy premium rate of $515 for the month ended January 31, 2021, a 9% increase from $473 for the month ended January 31, 2020. There can be no assurance that such member and premium growth will continue. For the years ended December 31, 2019 and 2020, after taking into account reinsurance premiums ceded, premiums earned were $468.9 million and $455.0 million, respectively. Our direct policy premiums for the years ended December 31, 2019 and 2020 were $1.3 billion and $2.3 billion, respectively, and we generated net losses of $261.2 million and $406.8 million, respectively.

Health Care Needs to be Reimagined

Though affordability and poor outcomes are the most visible problems with U.S. health care from the consumer perspective, all of the ecosystem’s key stakeholders—consumers, employers, payers, and providers—face serious challenges when it comes to improving the system. As U.S. health care spending approaches 18% of GDP—more than twice the average of other Organization for Economic Co-operation and Development, or OECD, countries—the need for creative solutions from the private sector has never been greater:

•	Lack of Consumer-Centric Solutions. Even though health care decisions are among the most important any consumer will make, it is easier to research the right auto mechanic online than the right oncologist and more convenient to make a restaurant reservation on a smartphone than to book something as simple as an annual physical. The reason has little to do with what is technologically feasible and everything to do with the skewed incentives created by the U.S. health care system.

•

Lack of Coordination and Interoperability. The health care industry is fragmented and inefficient, with different legacy health insurers, hospital systems, provider groups, and pharmacy networks each possessing distinct incentive structures—some or all of which may diverge from consumers’ interests. Even as consumer demand for greater coordination grows, inflexible and disparate legacy technological systems present a significant barrier to meeting consumers’ wants and needs.

•

Lack of Innovation. As consumers have become more involved in—and financially responsible for—their own health care choices, they seek more personalization, convenience, and value. Consumer demand for new care delivery models—such as virtual, home and mobile—has only accelerated due to the ongoing COVID-19 pandemic. The fee-for-service reimbursement model and fragmented legacy technology systems present serious hurdles for realizing the full benefits that telehealth can bring. We started Oscar to move health care forward and enabling innovative virtual care has been part of our DNA since the beginning.

We Have a Massive Opportunity

The U.S. health care industry is a massive and growing market in the middle of a paradigm shift that creates substantial opportunities for private sector innovation. According to the Centers for Medicare & Medicaid Services, or CMS, health care spending in the U.S. is estimated to have been over $4 trillion in 2020 and is projected to grow to over $6 trillion by 2028. Of the $4 trillion in health care spending, $3 trillion of that amount is estimated to have passed through health insurers in 2020, an amount that is expected to grow to nearly $5 trillion by 2028. Public and private health insurance companies today represent over $1 trillion of enterprise value in the United States alone. The secular shifts toward consumerization, technological innovation, and personalization in health care, along with the accelerating demand for value and accountability, have raised the stakes for health insurers when it comes to providing lasting value to consumers. As the first technology-driven, direct-to-consumer health insurance company, we have built an innovative full stack technology platform that is uniquely positioned to deliver against this challenge.

We currently sell health plans in three markets—Individual, Small Group, and Medicare Advantage—which, in aggregate, serve more than an estimated 50 million Americans and represent an estimated $450 billion in direct policy premiums.

As we scale, our addressable market will continue to expand due to our ability to enable new innovative models of integrated care. Our platform is increasingly modular and able to address large adjacencies within health care technology spend including telemedicine, care concierge, claims management and population health. Our member engagement tools and insurance operations infrastructure have the ability to be deployed alongside other provider and payer networks to enable new risk-based models. Collectively, we estimate these addressable markets represent an additional opportunity of $123 billion, including $40 billion in telemedicine, $20 billion in care concierge, $12 billion in claims management, and $51 billion in population health.

We Are a Differentiated Full Stack Technology Platform

“Full stack” is not a term typically used in the legacy health insurance industry, but it is common in the technology sector, where companies are accustomed to building dynamic technology systems in-house that can be adjusted on a daily basis to serve the evolving needs of the business on every level. When we launched Oscar, we knew that tackling the challenges of the U.S. health care system would be ambitious. We recognized early on that health care was too broken to fix by simply reconfiguring existing technologies, and we understood that our ability to bend the cost curve would require us to control all of our data and processes before we could empower members with real-time actionable insights. This meant purpose-building a platform from the ground up that we update through code deployments more than 50 times per day. This platform enables us to run nearly 80 automated population health programs, or campaigns, as of December 31, 2020, that allow us to collect data and trigger real-time interventions at scale. We believe we have built our platform to scale and it is broadly applicable across health care and health insurance in the U.S. and abroad. Competitors who lack this member engagement engine will face significant challenges in replicating our consumer experience; we believe our platform thus forms an important structural moat around the innovations we have developed.

Our Strengths

We believe the following strengths will continue to drive our growth in a substantial market opportunity with powerful tailwinds:

•

Member-first philosophy. We founded Oscar with a focus on guiding our members throughout their health care journey. We focus on delivering a better member experience by making health care easier to navigate, more transparent, and more affordable.

•

High member engagement and trust drives member satisfaction. Our member-first philosophy allows us to develop and earn trusted relationships with our members. This deep trust drives higher levels of engagement, allowing us to positively influence how our members make decisions about their health and well-being. This ability to engage members and earn their trust also helps drive our member satisfaction.

•

Innovative approach to care. We offer high-quality and high-value care to our members. Our innovative virtual care model, for example, acts as a front door for members to the health care system either by handling care directly or helping them find the right doctor at the right time. We also include consumer-focused plan design features like our $3 prescription drug tier.

•

Differentiated full stack technology platform. Innovation is core to our DNA. Over the last nine years, we have built a full stack technology platform that combines data science and end-to-end control of the member experience to drive better data, better insights, and better decision-making using a cloud-based platform.

•

Powering the broader health care ecosystem. Our goal is to enable health care’s key stakeholders to deliver better care to consumers in innovative ways using our platform. Our full stack technology platform and member engagement engine have been recognized throughout the industry, allowing us to partner with leading health care companies across the ecosystem, including through co-branded, fee-based, and/or risk-sharing arrangements.

Our Growth Opportunities

We are in the early stages of addressing our market opportunity and reimagining health care in the U.S. The key elements of our growth strategy are to:

•

Acquire more members in existing markets and states. We believe that we have a significant opportunity to expand and grow share within our current footprint of markets and states as we continue to refine our member engagement engine.

•

Launch new markets and states. We believe we can substantially grow our member base by launching into new counties and states. Today, we serve members in 291 counties and 18 states in the U.S., and we expect to be able to selectively and strategically expand into new geographies in the future.

•

Introduce new products and plans. Our platform is built to be extensible to new products and plans, and we plan to continue investing and scaling to address the needs of consumers and partners. In 2017, we entered the Small Group market, and in 2020, we expanded our presence in this market with Cigna + Oscar co-branded plans. In 2019, we announced that we would be launching Medicare Advantage, and in 2020, we served our first members in that market.

•

Develop new partnerships and evaluate potential acquisitions. We believe there is substantial opportunity for us to continue partnering with health care’s key stakeholders through innovative fee-based and/or risk-sharing arrangements that reimagine the way health care is delivered. We will also consider growth through acquisition.

•

Monetize our platform. We have made significant investments to build a unique full stack technology platform that enables innovation in the global health care system. We believe we are well-positioned to monetize our platform through risk-sharing partnerships or, even more directly, through fee-based service arrangements. In January 2021, we entered into a services agreement with Health First Shared Services, Inc., for itself and on behalf of certain of its Florida based health plan subsidiaries, or collectively, Health First, pursuant to which we will perform certain administrative functions and services and provide Health First’s individual commercial and Medicare Advantage members with access to our technology platform, largely beginning on January 1, 2022.

Recent Developments

Revolving Loan Facility

On February 21, 2021, Oscar Health, Inc., as borrower, entered into a senior secured credit agreement with Wells Fargo Bank, National Association as administrative agent, and certain other lenders for a revolving loan credit facility, or the Revolving Loan Facility, in the aggregate principal amount of $200.0 million. Our initial borrowings under the Revolving Loan Facility are conditioned upon, among other things, (i) the consummation of this offering that results in at least $800 million of net proceeds to us, (ii) the repayment in full of the Term Loan Facility (as defined herein) and (iii) the execution of customary security documentation. Proceeds are to be used solely for general corporate purposes of the Company.

Management Team Update

On December 3, 2020, we announced our hiring of R. Scott Blackley as our new Chief Financial Officer, effective March 16, 2021. Mr. Blackley will succeed our current Chief Financial Officer, Siddhartha Sankaran, who is leaving Oscar’s management team to become Chairman and Chief Executive Officer of SiriusPoint, a global reinsurance company. Mr. Sankaran has been appointed as a member of our board of directors, effective February 5, 2021, and will continue to provide transitional services through June 30, 2021.

Mr. Blackley has served as Chief Financial Officer of Capital One Financial Corporation, or Capital One, a Fortune 100 tech-enabled financial services firm, since May 2016. Prior to that, he served as Capital One’s Controller and Principal Accounting Officer for five years. Before joining

Capital One, Mr. Blackley held various executive positions at Fannie Mae, the U.S. Securities and Exchange Commission, and KPMG, LLP.

Summary Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to the following:

•	failure to retain and expand our member base;

•	failure to execute our growth strategy;

•	inability to achieve or maintain profitability in the future;

•	changes in federal or state laws or regulations, including changes with respect to the ACA and any regulations enacted thereunder;

•	failure to accurately estimate our incurred medical expenses or effectively manage our medical costs or related administrative costs;

•	failure to comply with ongoing regulatory requirements and applicable performance standards;

•	changes or developments in the health insurance markets in the United States, including passage and implementation of a law to create a single-payer or government-run health insurance program;

•	failure to comply with applicable privacy, security, and data laws, regulations, and standards;

•	incurrence of cyber-attacks or privacy or data breaches;

•	inability to arrange for the delivery of quality care and maintain good relations with the physicians, hospitals, and other providers within and outside our provider networks;

•	unfavorable or otherwise costly outcomes of lawsuits and claims that arise from the extensive laws and regulations to which we are subject; and

•	adverse publicity or other adverse consequences related to our dual class structure or “controlled company” status.

Before you invest in our Class A common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:

•

we are required to have only two years of audited financial statements and only two years of related selected consolidated financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

we are exempt from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

•

we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•

we are exempt from the “say on pay,” “say on frequency,” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act; and

•

we are exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers and are permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our Class A common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (z) have filed at least one annual report pursuant to the Exchange Act.

We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced requirements with respect to our financial statements and the related selected consolidated financial data and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. As a result, the information that we provide to stockholders may be different from the information you may receive from other public companies in which you hold an investment.

In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.

Our Corporate Information

Oscar Health, Inc., formerly known as Mulberry Health Inc., is the registrant and the issuer of our Class A common stock in this offering and was incorporated as a Delaware corporation on October 25,

2012. Our corporate headquarters are located at 75 Varick Street, 5th Floor, New York, New York 10013. Our telephone number is (646) 403-3677. On January 4, 2021, we changed our name from “Mulberry Health Inc.” to “Oscar Health, Inc.”

Our principal website address is www.hioscar.com. The information on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our Class A common stock.

THE OFFERING

Class A common stock offered by us	36,391,946 shares.

Class A common stock offered by the selling stockholders	649,080 shares.

Underwriters’ option to purchase additional shares of Class A common stock

The underwriters have an option to purchase up to 5,556,153 additional shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class A common stock to be outstanding upon completion of this offering	168,026,429 shares (or 173,582,582 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock to be outstanding upon completion of this offering	35,115,807 shares.

Class A and Class B common stock to be outstanding upon completion of this offering	203,142,236 shares (or 208,698,389 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Indication of Interest	One or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and Coatue Management LLC, who are all existing investors in the Company, have indicated an interest in purchasing up to an aggregate of $125 million each (up to $375 million in the aggregate) in shares of our Class A common stock in this offering at the initial public offering price. The shares of Class A common stock purchased by such investors will be subject to a lock-up agreement substantially consistent with the lock-up agreement signed by our existing stockholders and described in the section titled “Underwriting.” Because this indication of interest is not a binding agreement or commitment to purchase, one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and/or Coatue Management LLC may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and/or Coatue Management LLC. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and Coatue Management LLC as they will from any other shares of Class A common stock sold to the public in this offering.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $1.3 billion (or $1.5 billion if the underwriters exercise their option to purchase additional shares of Class A common stock in full) based on the initial public offering price of $39.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. We expect to use approximately $167 million of the net proceeds of this offering to repay in full outstanding borrowings, including fees and expenses, under our Term Loan Facility (as defined herein), and the remainder of such net proceeds for general corporate purposes, including to fund our growth (including capital contributions to our health insurance subsidiaries), technology development, working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. As of the date of this prospectus, other than repayment of indebtedness under our Term Loan Facility, we do not have a specific plan for the net proceeds to us from this offering and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. We will have broad discretion in the way that we use the net proceeds of this offering. We will not receive any proceeds from the sale of shares of Class A common stock offered by the selling stockholders. See “Use of Proceeds.”

Voting rights	Upon completion of this offering, we will have two classes of common stock, Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to 20 votes and will be convertible at any time into one share of Class A common stock and mandatorily convertible upon the occurrence of certain events, as further described in “Description of Capital Stock.”

Thrive Capital and our Co-Founders will be the only holders of our Class B common stock, and following the completion of this offering, they will beneficially own 19.0% of our outstanding capital stock and hold 82.4% of the voting power of our outstanding capital stock (18.5% and 81.9%, respectively, if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). These holders of our outstanding Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Controlled company	Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE.

Dividend policy	We do not expect to pay any dividends on our Class A common stock for the foreseeable future. See “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price up to three percent of the shares of Class A common stock offered by this prospectus, to certain individuals or entities, including our provider and distribution partners, and certain other individuals or entities identified by management, through a directed share program. If purchased by these individuals or entities, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director or executive officer. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals or entities. Any reserved shares not purchased by these individuals or entities will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered under this prospectus. See “Certain Relationships and Related Party Transactions” and “Underwriting—Directed Share Program.”

Risk factors	Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 22 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Listing	We have been approved to list our Class A common stock on the NYSE under the symbol “OSCR.”

The historical audited financial statements included elsewhere in this prospectus have not been adjusted for the Stock Split. Unless otherwise indicated, all other share and per share data in this prospectus have been adjusted on a retroactive basis, where applicable, to reflect the Stock Split as if it had occurred at the beginning of the earliest period presented.

The number of shares of our Class A common stock and Class B common stock that will be outstanding upon the completion of this offering is based on 131,414,711 shares of our Class A common stock and 35,335,579 shares of our Class B common stock outstanding, in each case, as of December 31, 2020, after giving effect to the Preferred Stock Conversion, the Series B Conversion, and the Reclassification described below, and includes 429,308 shares of Class A common stock to be issued to certain selling stockholders upon the exercise of options in connection with the sale of such shares in this offering.

Additionally, the number of shares of Class A common stock and Class B common stock to be outstanding upon completion of this offering excludes:

•

33,958,817 shares of Class A common stock and 6,534,129 shares of Class B common stock, in each case issuable upon exercise of stock options outstanding as of December 31, 2020 pursuant to the Amended and Restated 2012 Stock Plan, or the 2012 Plan, with weighted average exercise prices of $9.57 per share and $7.82 per share, respectively, except for 429,308 shares of Class A common stock to be issued upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering;

•	1,555,666 shares of Class A common stock issuable in connection with the vesting and settlement of restricted stock units, or RSUs, outstanding as of December 31, 2020, pursuant to our 2012 Plan;

•

2,008,638 shares of Class A common stock available for issuance pursuant to our 2012 Plan as of December 31, 2020, which will become available for issuance pursuant to the 2021 Incentive Award Plan, or the 2021 Plan, upon such plan’s effectiveness (which includes (i) 108,666 shares of Class A common stock issuable in connection with the vesting and settlement of RSUs that were granted after December 31, 2020, pursuant to our 2012 Plan, and (ii) 699,475 shares of Class A common stock issuable upon exercise of stock options granted after December 31, 2020 pursuant to the 2012 Plan);

•	282,657 shares of Class A common stock issuable in connection with the vesting and settlement of RSUs, which we refer to as the IPO RSUs, granted pursuant to the 2021 Plan to employees, named executive officers and directors, which awards will become effective in connection with the completion of this offering;

•

6,344,779 shares of Class A common stock issuable in connection with the vesting and settlement of RSUs that were granted to our Co-Founders pursuant to the 2021 Plan and will become effective in connection with the completion of this offering, which we refer to collectively as the Founders Awards (see “Executive and Director Compensation” for additional information regarding the Founders Awards);

•

13,865,995 shares of Class A common stock and Class B common stock that will become available for future issuance pursuant to the 2021 Plan (which, for the avoidance of doubt, excludes the Founders Awards and the IPO RSUs), which will become effective in connection with this offering (and which excludes any potential annual evergreen increases pursuant to the terms of the 2021 Plan);

•

4,098,686 shares of Class A common stock that will become available for future issuance pursuant to our 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering (and which excludes any potential annual evergreen increases pursuant to the terms of the ESPP); and

•

291,447 shares of Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock that were granted to certain consultants with a weighted-average exercise price of $0.96 per share.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	872,485 shares of Class A common stock issuable upon the net exercise of warrants outstanding as of December 31, 2020, with a weighted average exercise price of $11.05 per share, or the Warrants;

•

net exercise of call options to purchase 12,732 shares of Class A common stock outstanding as of December 31, 2020, with an exercise price of $18.06 per share, which will result in the net issuance of 6,837 shares of Class A common stock in connection with this offering, or the Call Options;

•

the conversion of 133,634,767 outstanding shares of preferred stock into an aggregate of 133,987,269 shares of Series A common stock, which will occur immediately after the pricing of this offering, or the Preferred Stock Conversion;

•

the conversion of 3,120,255 shares of Series B common stock outstanding (excluding those beneficially owned by Thrive Capital and our Co-Founders), into 3,120,255 shares of Series A common stock, which will occur prior to the closing of this offering, or the Series B Conversion;

•

the filing and effectiveness of our amended and restated certificate of incorporation, or the Amended Charter, which will occur prior to the closing of this offering and which will, among other things, effect (x) (i) the reclassification of all outstanding shares of our Series A common stock, other than shares of Series A common stock beneficially owned by Thrive Capital, into Class A common stock, (ii) the reclassification of all outstanding shares of our Series B common stock, after giving effect to the Series B Conversion, into Class B common stock, and (iii) the reclassification of shares of Series A common stock beneficially owned by Thrive Capital into Class B common stock, which are collectively referred to as the Reclassification, and (y) the Stock Split;

•	the adoption of our amended and restated bylaws, or the Amended Bylaws, which will occur immediately prior to the closing of this offering;

•

no exercise of the outstanding stock options or warrants, or settlement of RSUs (other than the exercise of options to purchase 429,308 shares of Class A common stock by certain selling stockholders), described above subsequent to December 31, 2020;

•	no exercise by the underwriters of their option to purchase up to 5,556,153 additional shares of Class A common stock; and

•	an initial public offering price of $39.00 per share of Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary consolidated financial and other data for Oscar Health, Inc. and its subsidiaries. We have derived the summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of the results that may be expected in the future.

	Year ended December 31,
	2019	2020
	(in thousands, except share and per share data)
Consolidated Statement of Operations:
Revenue:
Premiums before ceded reinsurance	$1,041,145	$1,672,339
Reinsurance premiums ceded	(572,284)	(1,217,304)

Premiums earned	468,861	455,035
Investment income and other revenue	19,327	7,766

Total revenue	488,188	462,801
Operating expenses:
Claims incurred, net	408,259	309,353
Other insurance costs	167,851	216,534
General and administrative expenses	110,682	166,655
Federal and state assessments	48,170	81,458
Health insurance industry fee	—	19,251
Premium deficiency reserve expense	12,615	71,816

Total operating expenses	747,577	865,067
Loss from operations	(259,389)	(402,266)
Interest expense	—	3,514

Loss before income tax expense	(259,389)	(405,780)
Income tax expense	1,793	1,045

Net loss	(261,182)	(406,825)
Other comprehensive income—net of tax
Unrealized gain on investments	17	906

Comprehensive loss	$(261,165)	$(405,919)

Net loss per share attributable to common stockholders, basic and diluted (without giving effect to the Stock Split)(1)	$(3.02)	$(4.72)
Weighted-average common shares outstanding, basic and diluted (without giving effect to the Stock Split)(1)	86,439,407	87,790,273
Pro forma net loss per share attributable to common stockholders, basic and diluted(1)	$(1.85)	$(2.52)
Pro forma weighted-average common shares outstanding, basic and diluted(1)	141,560,737	164,129,748
Consolidated Statement of Cash Flows:
Net cash (used in)/provided by operating activities	$(165,370)	$222,732
Net cash provided by/(used in) investing activities	150,513	(344,714)
Net cash (used in)/provided by financing activities	(2,119)	611,707

	As of December 31, 2020
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet:
Cash and cash equivalents	$826,326	$826,326	$1,995,473
Short-term investments	366,387	366,387	366,387
Total assets	2,272,106	2,272,106	3,441,253
Total liabilities	1,823,088	1,808,083	1,665,596
Convertible preferred stock	1,744,911	—	—
Total stockholders’ (deficit) equity	(1,295,893)	464,022	1,775,656

	Year ended December 31,
	2019	2020
Key Operating and Non-GAAP Financial Metrics:(4)
Members	229,818	402,044
Direct Policy Premiums (in thousands)	$1,325,760	$2,287,319
Medical Loss Ratio(5)	87.6%	84.7%
InsuranceCo Administrative Expense Ratio(6)	25.5%	26.1%
InsuranceCo Combined Ratio	113.1%	110.8%
Adjusted EBITDA(7) (in thousands)	$(222,173)	$(402,447)

(1)

See note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation and calculation of historical earnings per share, basic and diluted. Historical earnings per share, basic and diluted, and historical weighted average common shares outstanding, basic and diluted, are each presented in this table without giving effect to the Stock Split. After giving effect to the Stock Split, historical earnings per share, basic and diluted, will be $(9.06) for the year ended December 31, 2019 and $(14.16) for the year ended December 31, 2020, and historical weighted average common shares outstanding, basic and diluted, will be 28,813,135 for the year ended December 31, 2019 and 29,263,424 for the year ended December 31, 2020, in each case as if the Stock Split had occurred at the beginning of the earliest period presented. Pro forma earnings per share, basic and diluted, and pro forma weighted average common shares outstanding, basic and diluted, give effect to the (i) Preferred Stock Conversion, (ii) the Series B Conversion, (iii) the Reclassification, (iv) the filing and effectiveness of our Amended Charter, (v) the exercise of the Warrants and Call Options and (vi) the Stock Split, in each case as if it had occurred at the beginning of the earliest period presented.

(2)

The pro forma consolidated balance sheet data as of December, 31, 2020 presents our consolidated balance sheet data to give effect to (i) the Preferred Stock Conversion, (ii) the Series B Conversion, (iii) the Reclassification, (iv) the filing and effectiveness of our Amended Charter, (v) the exercise of the Warrants and Call Options, and (vi) the Stock Split, in each case as if such event had occurred on December 31, 2020.

(3)

The pro forma as adjusted consolidated balance sheet data reflect (i) the items described in footnote (2) above, (ii) the issuance and sale of Class A common stock in this offering at the initial public offering price of $39.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the application of the net proceeds therefrom as described under “Use of Proceeds,” and (iv) the issuance of 429,308 shares of our Class A common stock upon the exercise of options by certain selling stockholders in connection with the sale of shares in this offering, including aggregate proceeds of $2.7 million received by us in connection with the exercise of such options.

(4)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Metrics” for information on how we define these key operating and non-GAAP financial metrics.

(5)

MLR is calculated as set forth in the table below. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Metrics—Medical Loss Ratio” for more information on MLR.

	Year ended December 31,
	2019	2020
	(in thousands)
Claims incurred before ceded quota share reinsurance(a)	$924,403	$1,364,724
XOL ceded claims(b)	(13,908)	(13,633)
State reinsurance(c)	(6,959)	(10,026)

Net claims before ceded quota share reinsurance(A)	$903,448	$1,341,065

Premiums before ceded reinsurance(d)	$1,041,145	$1,672,339
Other non-recurring items(e)	3,240	(64,538)
XOL reinsurance premiums(f)	(13,332)	(24,066)

Net premiums before ceded quota share reinsurance(B)	$1,031,053	$1,583,735

Medical Loss Ratio (A divided by B)	87.6%	84.7%

(a)

See footnote 4 to our audited consolidated financial statements included elsewhere in this prospectus for a reconciliation of direct claims incurred to claims incurred, net presented on the face of our audited consolidated income statement.

(b)

Represents claims ceded to reinsurers pursuant to an excess of loss, or XOL, treaty, for which such reinsurers are financially liable. We use XOL reinsurance to limit the losses on individual claims of our members.

(c)	Represents payments made by certain state-run reinsurance programs established subject to CMS approval under Section 1332 of the ACA.
(d)	See footnote 3 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of premiums before ceded reinsurance.
(e)

Represents a pre-quota share write-off of a NYDFS receivable in 2019 as described in footnote 2 in the reconciliation presented in footnote 7 below, which is offset by proceeds received from the sale of a portion of our risk corridor recovery in 2019. The amount was settled in 2020 and we received proceeds of $64.5 million of premiums earned offset by $12.1 million of legal fees and federal and state assessments. For additional information refer to footnote 3 to our audited consolidated financial statements included elsewhere in this prospectus.

(f)	Represents XOL reinsurance premiums paid.

(6)

InsuranceCo Administrative Expense Ratio is calculated as set forth in the table below. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Metrics—InsuranceCo Administrative Expense Ratio” for more information on InsuranceCo Administrative Expense Ratio.

	Year ended December 31,
	2019	2020
	(in thousands)
Other insurance costs	$167,851	$216,534
Ceding commissions	65,591	126,840
Other non-recurring items(a)	—	(12,102)
Stock-based compensation expense	(17,615)	(18,299)
Health insurance industry fee	—	19,251
Federal and state assessment of health insurance subsidiaries(b)	47,019	81,199

Health insurance subsidiary adjusted administrative expenses(A)	$262,846	$413,423

Premiums before ceded reinsurance(a)	$1,041,145	$1,672,339
Other non-recurring items(a)	3,240	(64,538)
XOL reinsurance premiums(a)	(13,332)	(24,066)

Net premiums before ceded quota share reinsurance(B)	$1,031,053	$1,583,735

InsuranceCo Administrative Expense Ratio (A divided by B)	25.5%	26.1%

(a)	See footnotes (d) through (f) to footnote 5 above for a description of these line items.
(b)	Represents federal and state assessments of our health insurance subsidiaries.

(7)

Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with generally accepted accounting principles in the U.S., or GAAP. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net loss or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define Adjusted EBITDA as net loss for the Company and its consolidated subsidiaries before interest expense, income tax expense, depreciation and amortization as further adjusted for stock-based compensation, warrant contract expense, changes in the fair value of warrant liabilities, and non-operating litigation reserves/settlements as described below.

We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider this metric to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing the operating performance of our business on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to evaluate our capacity to expand our business.

By providing this non-GAAP financial measure, together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as an alternative to, or a substitute for net loss or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measure does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	such measure does not reflect changes in, or cash requirements for, our working capital needs;

•	such measure does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	such measure does not reflect our tax expense or the cash requirements to pay our taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measure does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using this non-GAAP measure only supplementally. Adjusted EBITDA includes adjustments to exclude the impact of material infrequent items. It is reasonable to expect that these items could occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business, and may complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net loss:

	Year ended December 31,
	2019	2020
	(in thousands)
Net loss	$(261,182)	$(406,825)
Interest expense	—	3,514
Income tax expense	1,793	1,045
Depreciation and amortization	6,899	11,285
Stock-based compensation/warrant expense(a)	34,262	40,970
Other non-recurringitems(b)	(3,945)	(52,436)

Adjusted EBITDA	$(222,173)	$(402,447)

(a)

Represents (i) non-cash expenses related to equity-based compensation programs, which vary from period to period depending on various factors including the timing, number, and the valuation of awards, (ii) warrant contract expense, and (iii) changes in the fair value of warrant liabilities.

(b)

A health insurance subsidiary of the Company had previously recorded a receivable in 2018 of $16,055 from the New York Department of Financial Services, or NYDFS, in connection with the NYDFS’s program to limit federal risk adjustment transfers, which would have allowed us to collect additional funds from the NYDFS that we had previously remitted to CMS. However, this NYDFS program would have resulted in other insurance carriers having to return certain of the funds they received in connection with the federal risk adjustment program to the NYDFS. In 2017, these carriers initiated a lawsuit against the NYDFS to reverse the NYDFS limitations, which was subsequently decided in the carriers’ favor. As a result, we will no longer be entitled to receive the additional funds and we have written off the receivable in 2019. Additionally, the write-off of the receivable in 2019 is offset by proceeds received from the sale of a portion of our risk corridor recovery in 2019. The amount was settled in 2020 and we received proceeds of $64.5 million of premiums earned offset by $12.1 million of legal fees and federal and state assessments. For additional information refer to footnote 3 to our audited consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our audited consolidated financial statements and the related notes, before deciding to invest in our Class A common stock. The occurrence of any of the events described below could harm our business, operating results, financial condition, liquidity, or prospects. In any such event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business. See “Cautionary Note Regarding Forward-Looking Statements.”

Most Material Risks to Us

Our success and ability to grow our business depend in part on retaining and expanding our member base. If we fail to add new members or retain current members, our business, revenue, operating results, and financial condition could be harmed.

We currently derive substantially all of our revenue from direct policy premiums, which is primarily driven by the number of members covered by our health plans. As a result, the size of our member base is critical to our success. We have experienced significant member growth since we commenced operations; however, we may not be able to maintain this growth, and our member base could decrease rapidly or shrink over time.

Attracting new members depends, in large part, on our ability to continue to be perceived as providing a superior member experience, competitive pricing, access to competitive provider networks and quality providers, and competitive insurance coverage relative to other insurers in the same geographic and insurance markets. Some of the health insurers with which we compete have greater financial and other resources, offer a broader scope of products, and may be able to price their products more competitively than ours. Many of them also have relationships with more providers and provider groups than we do, and so are able to offer a larger network and/or obtain better unit cost economics.

Additionally, our ability to attract new members and retain existing members depends in part on the Health Insurance Marketplaces, which we rely on to promote our health plans and increase our membership, and insurance brokers, who help us identify and enroll new members and generally assist with marketing our products and plans.

If we fail to remain competitive on member experience, pricing, and insurance coverage options, our ability to grow our business and generate revenue by attracting and retaining members may be adversely affected. There are many other factors that could negatively affect our ability to grow our member base, including if:

•

our competitors or new market entrants mimic our innovative product offerings or our full stack technology platform, causing current and potential members to purchase our competitors’ insurance products instead of ours;

•	our digital platform experiences technical or other problems or disruptions that frustrate the member experience;

•	we or our partners or other third parties with whom we collaborate sustain a cyber-attack or suffer privacy or data security breaches;

•	we experience unfavorable shifts in member perception of our digital platform or other member service channels;

•	we suffer reputational harm to our brand resulting from negative publicity, whether accurate or inaccurate;

•	we are unable to maintain licenses and approvals to offer insurance in our current markets or to expand geographically in an economically sustainable manner;

•	we fail to continue to offer new and competitive products;

•	our strategic partners terminate or fail to renew our current contracts or we fail to enter into contracts with new strategic partners;

•

insurance brokers that we rely on to build our member base are unable to market our insurance products effectively, or if we fail to attract brokers to sell our insurance products, or lose important broker relationships to our competitors or otherwise; or

•	our members do not find sufficient value in our virtual care offerings, including primary and urgent care.

Our inability to overcome these challenges could impair our ability to attract new members and retain existing members, and could have a material adverse effect on our business, revenue, operating results, and financial condition.

Our business, financial condition, and results of operations may be harmed if we fail to execute our growth strategy.

Our growth strategy includes, without limitation, the acquisition of additional members in existing and new markets and states, introducing new products and plans, and monetizing our technology.

We are expanding rapidly by entering into new markets and introducing new health plans in the markets in which we currently operate. As of the date of this prospectus, our health insurance subsidiaries operate in 18 states, 15 of which we expanded to since 2017. As our business grows, we may incur significant expenses prior to commencement of operations and the receipt of revenue in new markets or from new plans, including significant time and expense in obtaining the regulatory approvals and licenses necessary to grow our operations. For example, in order to obtain a certificate of authority to market and sell insurance in most jurisdictions, we must establish a provider network and demonstrate our ability to perform or delegate utilization management and other administrative functions. We are also required to contribute capital to fund capital and surplus requirements, escrows, or contingency guaranties, which may, at times, be significant. Even if we are successful in obtaining a certificate of authority, regulators may not approve our proposed benefit designs, provider networks, or premium levels, or may require us to change them in ways that harm our profitability. Further, even if we successfully attract members in sufficient numbers to cover our costs, the new business could fail, which could not only result in financial harm, but also reputational harm to our brand. We may also experience delays in operational start dates. Even if we are successful in establishing a profitable new health plan or entering a new market, increasing membership, revenues and medical costs could trigger increased risk-based capital, or RBC, requirements that could substantially exceed the net income generated by the health plan or in the new market. In such circumstances, we may not be able to fund on a timely basis, or at all, the increased RBC requirements with our available cash resources. As we expand, if competitors seek to retain market share by reducing prices, we may be forced to reduce our prices on similar plan offerings in order to remain competitive, which could impact our financial condition and may require a change in our operating strategies. It is difficult to predict the full effect of pricing changes. Even if we reduce the pricing of our plans, our resulting membership enrollment could be lower than anticipated and our growth could stall. As a result of these factors, entering new markets or introducing new health plans may decrease our profitability. In addition, we are continuously updating and developing new technology for our providers. If our providers do not utilize the technology we deploy to them, we may not be able to efficiently and cost-effectively operate our business.

As we expand our product offerings and enter new markets, we need to establish our reputation and brand with new members, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. There can also be no assurance that we will be able to maintain or enhance our reputation and brand in our existing markets, and failure to do so could materially adversely affect our business, results of operations, and financial condition.

We also pursue opportunistic partnerships and acquisitions to allow us to provide better health care options for our members as well as to augment existing operations, and we may be in discussions with respect to one or more partnerships or acquisitions at any given time. For example, we recently entered into a partnership with Cigna to exclusively provide commercial health plans to small businesses, for which we made a significant investment in financial and other resources. Partnerships or other acquisition opportunities that we enter into may not perform as well as expected, may not achieve timely profitability or expected synergies, may expose us to additional liability, or may limit our ability to offer products in certain insurance markets and geographic regions.

We may also pursue opportunities to monetize our platform, including through platform arrangements, such as our recent arrangement with Health First. We may not be able to perform these platform arrangements as well as expected, and these arrangements may pose operational challenges, may not achieve timely profitability, may expose us to additional liability, or may limit our ability to offer products in certain insurance markets and geographic regions.

We expect that our growth strategy will continue to focus on opportunities in existing and new markets and states for the foreseeable future, which will require significant dedication of management attention and financial resources. If we are unable to effectively execute our growth strategy, our future growth will suffer, and our results of operations could be harmed.

We have a history of losses, and we may not achieve or maintain profitability in the future.

We have not been profitable since our inception in 2012 and had an accumulated deficit of $1,012.9 million and $1,427.1 million as of December 31, 2019 and 2020, respectively. We incurred net losses of $261.2 million and $406.8 million in the years ended December 31, 2019 and 2020, respectively. We expect to make significant investments to further market, develop, and expand our business, including by continuing to develop our full stack technology platform and member engagement engine, acquiring more members, maintaining existing members and investing in partnerships, collaborations and acquisitions. In addition, we expect to continue to increase our headcount in the coming years. As a public company, we will also incur significant legal, accounting, compliance, and other expenses that we did not incur as a private company. The commissions we offer to brokers could also increase significantly as we compete to attract new members. We will continue to make such investments to grow our business. Despite these investments, we may not succeed in increasing our revenue on the timeline that we expect or in an amount sufficient to lower our net loss and ultimately become profitable. Moreover, if our revenue declines, we may not be able to reduce costs in a timely manner because many of our costs are fixed, at least in the short-term. If we are unable to manage our costs effectively, this may limit our ability to optimize our business model, acquire new members, and grow our revenues. Accordingly, despite our best efforts to do so, we may not achieve or maintain profitability, and we may continue to incur significant losses in the future.

Any potential repeal of, changes to, or judicial challenges to the ACA, could materially and adversely affect our business, results of operations, and financial condition.

The enactment of the ACA in March 2010 transformed the U.S. health care delivery system through a series of complex initiatives; however, the ACA continues to face judicial challenges, as well as efforts to repeal or change certain of its significant provisions. For the years ended December 31,

2019 and 2020, approximately 96% and 95%, respectively, of our revenue was derived from sales of health plans subject to regulation under the ACA, primarily comprised of policies directly purchased by individuals and families and secondarily comprised of policies purchased by small employers and provided to their employees as a benefit. Consequently, changes to, or repeal of, portions or the entirety of the ACA, as well as judicial interpretations in response to legal and other constitutional challenges, could materially and adversely affect our business and financial position, results of operations, or cash flows. Even if the ACA is not amended or repealed, elected and appointed officials could continue to propose changes impacting the ACA, which could materially and adversely affect our business, results of operations, and financial condition.

The ACA’s provisions include the establishment of Health Insurance Marketplaces. The ACA also established significant subsidies to support the purchase of health insurance by individuals, in the form of advanced premium tax credits, or APTCs, available through Health Insurance Marketplaces. During the years ended December 31, 2019 and 2020, the direct policy premiums of approximately 43% and 60%, respectively, of our members were subsidized by APTCs. Additionally, the ACA implemented certain requirements for insurers, including changes to Medicare Advantage payments and a minimum MLR provision that requires insurers to pay rebates to consumers when insurers do not meet or exceed specified annual MLR thresholds. The ACA also established anti-discrimination protections on the basis of race, color, national origin, sex, age, and disability, which may impact the manner in which health insurers receiving any form of federal financial assistance design and implement their benefit packages. Further, the ACA imposes significant fees, assessments, and taxes on us and other health insurers, plans and other industry participants. As of December 31, 2020, we offered Individual plans through the Health Insurance Marketplaces in 15 states, which represented approximately 79% of our total membership.

There have been significant efforts to repeal, or limit implementation of, certain provisions of the ACA. Such initiatives include repeal of the individual mandate effective in 2019, as well as easing of the regulatory restrictions placed on short-term limited duration insurance and association health plans, some or all of which may provide fewer benefits than the traditional ACA-mandated insurance benefits. The perceived uncertainty and possible changes in the Health Insurance Marketplaces could result in reduced participation from individuals seeking insurance coverage and possible non-renewal of existing policies. Because we rely on the Health Insurance Marketplaces to promote our Individual and some of our Small Group products and increase membership, reduced participation in such marketplaces could materially and adversely impact our business, financial condition, and results of operations. Also, although individuals would still be able to purchase coverage, possibly through marketplaces that continue to be maintained by certain states or by purchasing coverage directly from an insurer, the elimination of subsidies would make such coverage unaffordable to some individuals and could thereby reduce overall membership. Further, the federal government’s continued refusal to fund cost sharing subsidies and/or withdrawal of APTCs could additionally impact marketplace enrollment, although we may expect some changes to the foregoing with President Biden’s new administration. These market and political dynamics may increase the risk that our Health Insurance Marketplace products will be selected by individuals who have a higher risk profile or utilization rate or lower subsidization rate than we anticipated when we established the pricing for products on Health Insurance Marketplaces, possibly leading to financial losses.

The constitutionality of the ACA itself continues to face judicial challenge. In December 2018, a partial summary judgment ruling by a federal district court in Texas v. United States of America held that the ACA’s individual mandate requirement—which was set to $0 by Congress in 2017—was essential to the ACA, and, without it, the remainder of the ACA was invalid (i.e., that it was not “severable” from the ACA). That decision was appealed to the Fifth Circuit Court of Appeals, which agreed with the district court in December 2019 that the individual mandate was unconstitutional, but remanded the case to the district court for additional analysis on the question of severability of the remainder of the ACA. In January 2020, both plaintiffs and defendants appealed the Fifth Circuit’s decision to the Supreme Court, which granted a writ of certiorari in March 2020. Oral argument took place on November 10, 2020 in the case now captioned California v. Texas. The Supreme Court’s decision could end the case, or it could result in the case being sent back to the lower courts for continued litigation. The ACA remains in effect until judicial review of the decision is concluded, and the ultimate content, timing, or effect of any outcome of the lawsuit cannot be predicted. In the interim, Congress and President Biden may consider other legislation and/or executive orders to change elements of the ACA, including for example, the January 28, 2021 Executive Order issued by President Biden directing the Secretary of HHS to consider opening a Special Enrollment Period for the Health Insurance Marketplace as well as directing federal agencies to examine all existing regulations, orders, guidance documents, policies and similar agency actions to determine if any such actions are inconsistent with the policy set forth in the Executive Order to protect and strengthen Medicaid and the ACA and make high-quality healthcare accessible and affordable for every American. The Executive Order led CMS to establish a Special Enrollment Period for the federal health insurance marketplace using the HealthCare.gov platform from February 15, 2021 to May 15, 2021.

These changes to the ACA and other potential changes involving the functioning of the Health Insurance Marketplaces as a result of new legislation, regulation, or executive action, could materially impact our business, results of operations, and financial condition.

Failure to accurately estimate our incurred medical expenses or effectively manage our medical costs or related administrative costs could negatively affect our financial position, results of operations, and cash flows.

Our profitability depends, to a significant degree, on our ability to accurately estimate and effectively manage our medical expenses. Because the premiums are set in advance of the policy year based on a projection of future expenses, our overall financial results are sensitive to changes in our medical expenses. For example, if our medical expenses for the policy year 2020 had been one percentage point higher, this would have resulted in an approximately $13.6 million increase in our net loss after taking into account risk adjustment determinations and reinsurance. Changes in health care regulations and practices, the level of utilization of health care services, hospital and pharmaceutical costs, and to the broader competitive landscape, disasters, the potential effects of climate change, major epidemics, pandemics, or newly emergent viruses (such as COVID-19), continued inequity and racial discrimination in the U.S. health care system, and the resulting physical and mental health costs in broader society, new medical technologies, new pharmaceuticals, increases in provider fraud, and other external factors, including general economic conditions such as inflation and unemployment levels, are generally beyond our control and could reduce our ability to accurately estimate and effectively control the costs of providing health benefits.

Due to the time lag between when services are actually rendered by providers and when we receive, process, and pay a claim for those services, our medical expenses include a provision for claims incurred but not paid. We are continuously enhancing our process for estimating claims liability, which we monitor and refine on a monthly basis as claims receipts, payment information, and inpatient acuity information becomes available. As more complete information becomes available, we adjust the amount of the estimate, and include the changes in estimates in expenses in the period in which the changes are identified. Given the uncertainties inherent in such estimates, there can be no assurance that our claims liability estimate will be adequate, and any adjustments to the estimate may unfavorably impact, potentially in a material way, our reported results of operations and financial condition. Further, our inability to estimate our claims liability may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.

Additionally, when we expand our product offerings, we have limited information with which to develop our anticipated claims liability. Changes to (or new or revised interpretations of) subregulatory guidance, regulations, or statutes that govern Health Insurance Marketplaces, including, but not limited to, those governing eligibility criteria, Special Enrollment Periods, and minimum benefits requirements, may pose difficulty in estimating our claims liability.

From time to time in the past, our actual results have varied from those expected, particularly in times of significant changes in the number of our members. If it is determined that our estimates are significantly different than actual results, our results of operations and financial position could be adversely affected.

Risks Related to the Regulatory Framework that Governs Us

Our business activities are subject to ongoing, complex, and evolving regulatory obligations, and to continued regulatory review, which result in significant additional expense and the diversion of our management’s time and efforts. If we fail to comply with regulatory requirements, or are unable to meet performance standards applicable to our business, our operations could be disrupted or we may become subject to significant penalties.

We operate in a highly regulated industry and we must comply with numerous and complex state and federal laws and regulations to operate our business, including requirements to maintain or renew our regulatory approvals or obtain new regulatory approvals to sell insurance and to sell specific health plans. The National Association of Insurance Commissioners, or NAIC, has adopted the Annual Financial Reporting Model Regulation, or the Model Audit Rule, which, where adopted by states, requires expanded governance practices, risk and solvency assessment reporting, and filing of periodic financial and operating reports. Most states have adopted these or similar measures to expand the scope of regulations relating to corporate governance and internal control activities of health maintenance organizations, or HMOs, and insurance companies. We are also required to notify, or obtain approval from, federal and/or state regulatory authorities prior to taking various actions as a business, including making changes to our network, service offerings, and the coverage of our health plans, as well as prior to entering into relationships with certain vendors and health organizations. We have in the past, and we may in the future, fail to take actions mandated by federal and/or state laws or regulations with respect to changes in our health benefits, the health insurance policies for which individuals are eligible, proposed or actual premiums, and/or other aspects of individuals’ health insurance coverage. Such failures may result in our having to take corrective action, including making remediation payments to our members or paying fines to regulators, and may subject us to negative publicity.

In each of the markets in which we operate, we are regulated by the relevant insurance and/or health and/or human services, or other government departments that oversee the activities of insurance and/or health care organizations providing or arranging to provide services to Medicare Advantage members, Health Insurance Marketplace enrollees, or other beneficiaries. For example, our health insurance subsidiaries must comply with minimum statutory capital and other financial solvency requirements, such as deposit and surplus requirements, and related reporting requirements. Our health insurance subsidiaries must also comply with numerous statutes and regulations governing the sale, marketing, and administration of insurance. Additionally, our health insurance subsidiaries may be required to maintain dedicated personnel and physical offices in certain jurisdictions where we operate.

The frequent enactment of, amendments to, or changes in interpretations of laws and regulations could, among other things: require us to restructure our relationships with providers within our network; require us to contract with additional providers at unfavorable terms; require us to cover certain forms of care provided by out-of-network providers at rates or levels indicated by rule or statute; require us to implement changes to our health care services and types of coverage, or prevent us from innovating and evolving; restrict revenue and enrollment growth; increase our sales, marketing, and administrative costs; impose additional capital and surplus requirements; make it more difficult to obtain regulatory approvals to operate our business or maintain existing regulatory approvals; prevent or delay us from entering into new service areas or product lines; and increase or change our liability to members in the event of malpractice by our contracted providers. The evolving regulatory landscape requires a significant investment of time and resources to ensure compliance with new and changing laws and regulations. In addition, changes in political party legislative majorities or executive branch administrations at the state or federal level in the United States may change the attitude towards health care programs and result in changes to the existing legislative or regulatory environment.

The federal government periodically considers reducing or reallocating the amount of money it spends for Medicare. Furthermore, Medicare remains subject to the automatic spending reductions imposed by the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, subject to a 2% cap, which was extended by subsequent legislative amendments through 2030. We anticipate this and any future similar initiatives will require government agencies to find funding alternatives, which may result in reductions in funding for programs, contraction of covered benefits, and limited or no premium rate increases, or premium rate decreases.

Additionally, the taxes and fees that we are required to pay to federal, state, and local governments may increase due to several factors, including: enactment of, changes to, or interpretations of, tax laws and regulations, audits by governmental authorities, and geographic expansions into higher taxing jurisdictions.

The governmental health care programs in which we participate are subject to a myriad of rules, regulations, and subregulatory guidance, as well as third party and publicly administered performance standards. For example, a portion of each Medicare Advantage plan’s reimbursement is tied to the plan’s Star Rating, as published by CMS, with those plans receiving a rating of four (4.0) or more stars eligible for quality-based bonus payments. A plan’s Star Rating affects its image in the market, and plans that perform well are able to offer enhanced benefits and market more effectively. Medicare Advantage plans with Star Ratings of five (5.0) stars are eligible for year-round open enrollment; conversely, plans with lower Star Ratings have more restricted times for enrollment of beneficiaries. Medicare Advantage plans with Star Ratings of less than three (3.0) stars for three consecutive years are denoted as “low performing” plans on the CMS website and in the CMS “Medicare and You” handbook. In addition, in 2019, CMS had its authority reinstated to terminate Medicare Advantage contracts for plans rated below three (3.0) stars for three consecutive years. As a result, Medicare Advantage plans that achieve higher Star Ratings may have competitive advantage over plans with lower Star Ratings. As of December 31, 2020, none of our health plans were eligible to receive Star Ratings because of our recent market entry. The Star Rating system is subject to change annually by CMS, which may make it more difficult to achieve and maintain three (3.0) Star Ratings or greater in the future. Our health insurance subsidiaries’ operating results, premium revenue, and benefit offerings will likely depend significantly on their Star Ratings, and there can be no assurances that we will be successful in achieving favorable Star Ratings or maintaining or improving our Star Ratings once achieved. Similarly, health care accreditation agencies such as the National Committee for Quality Assurance, or NCQA, evaluate health plans based on various criteria, including effectiveness of care and member satisfaction. Health insurers seeking accreditation from NCQA must pass a rigorous, comprehensive review, and must annually report their performance. If we fail to achieve and maintain accreditation from agencies, such as NCQA, we could lose the ability to offer our health plans on Health Insurance Marketplaces, or in certain jurisdictions, which would materially and adversely affect our results of operations, financial position, and cash flows.

Additionally, there are numerous steps federal and state regulators require for continued implementation of the ACA. If we fail to effectively implement or appropriately adjust our operational and strategic initiatives with respect to the implementation of health care reform, or do not do so as effectively as our competitors, our results of operations may be materially and adversely affected.

Although we strive to comply with all existing regulations and to meet performance standards applicable to our business, failure to meet these requirements could result in financial fines, inability to obtain new regulatory approvals to sell insurance or health plans, inability to obtain regulatory approval to expand our geographic service area, inability to obtain new regulatory approvals to offer administrative services, revocation of existing licenses to offer insurance or administrative services, other penalties, and reputational harm.

Changes or developments in the health insurance markets in the United States, including passage and implementation of a law to create a single-payer or government-run health insurance program, could materially and adversely harm our business and operating results.

Our business is within the public and private sectors of the U.S. health insurance system, which are evolving quickly and subject to a changing regulatory environment, and our future financial performance will depend in part on growth in the market for private health insurance, as well as our ability to adapt to regulatory developments. Changes and developments in the health insurance system in the United States could reduce demand for our services and harm our business. For example, there has been an ongoing national debate relating to the health insurance system in the United States. Certain elected officials have introduced proposals to expand the Medicare program, ranging from proposals that would create a new single-payer national health insurance program for all United States residents, replacing virtually all other sources of public and private insurance, to more incremental approaches, such as lowering the age of eligibility for the Medicare program, expanding Medicare to a larger population, or creating a new public health insurance option that would compete with private insurers. Additionally, proposals to establish a single-payer or government-run health care system at the state level are regularly introduced in some of our key states, such as New York and California. At the federal level, President Biden and Congress may consider other legislation and/or executive orders to change elements of the ACA. In December 2019, a federal appeals court held that the individual mandate portion of the ACA was unconstitutional and left open the question whether the remaining provisions of the ACA would be valid without the individual mandate. On November 10, 2020, the U.S. Supreme Court heard oral arguments in this matter, and is in the process of reviewing this case. A decision is expected in 2021. On January 28, 2021, President Biden issued an Executive Order that states it is the policy of his administration to protect and strengthen Medicaid and the ACA, making high-quality healthcare accessible and affordable to all Americans, and directs the Secretary of HHS to consider opening a Special Enrollment Period for Americans to seek Individual market coverage through the Health Insurance Marketplace. On the same day, in response to the President’s Executive Order, the CMS announced a Special Enrollment Period from February 15, 2021 through May 15, 2021, for uninsured and under-insured individuals and families to seek coverage through the federal health insurance marketplace. The Executive Order also directs federal agencies to examine agency actions to determine whether they are consistent with that the Administration’s commitment regarding the ACA, and begin rulemaking to suspend, revise, or rescind any inconsistent actions. Areas of focus include policies or practices that may reduce affordability of coverage, present unnecessary barriers to coverage, or undermine protections for people with preexisting conditions. We continue to evaluate the effect that the ACA and its possible modifications, repeal and replacement may have on our business.

If we fail to comply with applicable privacy, security, and data laws, regulations and standards, including with respect to third-party service providers that utilize sensitive personal information on our behalf, or applicable consumer protection laws, our business, reputation, results of operations, financial position, and cash flows could be materially and adversely affected.

As part of our normal operations, we collect, process, and retain confidential information about individuals. We are subject to various federal and state laws and rules regarding the collection, use, disclosure, storage, transmission, and destruction of confidential information about individuals. For example, we are subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, which require us to protect the privacy, security, and confidentiality of medical records and protected health information, or PHI, that we collect, disseminate, maintain, and use. HIPAA applies national privacy and security standards for PHI to covered entities, including health insurers and certain types of health care providers, and their service providers that access, create, receive, use, or maintain PHI, known as business associates. HIPAA requires covered entities and business associates to maintain policies and procedures governing PHI that is used or disclosed, and to implement administrative, physical, and technical safeguards to protect PHI, including PHI maintained, used, and disclosed in electronic form. These safeguards include employee training, identifying business associates with whom covered entities need to enter into HIPAA-compliant contractual arrangements, and various other measures. Health insurers and other covered entities are also required to report impermissible uses or disclosures of PHI to affected individuals and the U.S. Department of Health and Human Services, or HHS, unless the covered entity demonstrates through a risk assessment that there is low probability the PHI has been compromised, and to notify the media in any states where 500 or more people are impacted by any unauthorized release or use of or access to PHI. Ongoing implementation and oversight of these measures involves significant time, effort, and expense. While we undertake substantial efforts to secure the PHI that we maintain, use, and disclose in electronic form, a cyber-attack or other intrusion that bypasses our information security systems causing an information security breach, loss of PHI, confidential member information, or other data subject to privacy laws or a material disruption of our operational systems could result in a material adverse impact on our business, along with potentially substantial fines and penalties.

HIPAA and HITECH also established new enforcement mechanisms and enhanced penalties for failure to comply with specific standards relating to the privacy, security, and electronic transmission of PHI. If a person knowingly or intentionally obtains or discloses PHI in violation of HIPAA requirements, criminal penalties may also be imposed. HIPAA authorizes state Attorneys General to file suit under HIPAA on behalf of state residents. Courts can award damages, costs, and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for HIPAA violations, its standards have been used as the basis for a duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. It is possible that Congress may enact additional legislation in the future to increase the amount or application of penalties, and to create a private right of action under HIPAA, which could entitle patients to seek monetary damages for violations of the privacy rules.

State laws may apply to our collection, use, handling, processing, destruction, disclosure, and storage of personal information as well. States have begun enacting more comprehensive privacy laws and regulations addressing consumer rights to data protection or transparency that may affect our privacy and security practices. For example, the California Consumer Privacy Act of 2018, or the CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation.

Additionally, a new California ballot initiative, the California Privacy Rights Act, or “CPRA,” was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The effects of the CCPA and the CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. The CCPA and CPRA contain exemptions for medical information governed by the California Confidentiality of Medical Information Act, and for PHI collected by a covered entity or business associate governed by the privacy, security, and breach notification rule established pursuant to HIPAA and HITECH, but the precise interpretation and application of this exemption by regulators is not yet clear.

Certain other state laws also regulate issues related to privacy, security and use of personal information. In addition, we also expect more states to enact legislation similar to the CCPA, which provides consumers with new privacy rights and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

With laws and regulations, such as HIPAA and the CCPA, imposing relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations to our business, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in our effort to do so. For example, the increased consumer control over the sharing of personal information under the CCPA may affect members’ ability to share such personal information with us, or may require us to delete or remove member information from our records or data sets, which may create considerable costs or loss of revenue for our organization.

The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal information, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition and results of operations.

We cannot yet fully determine the impact these or future laws, rules, regulations and industry standards may have on our business or operations. Any such laws, rules, regulations and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. Additionally, our customers may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Adherence to such contractual requirements may impact our collection, use, processing, storage, sharing and disclosure of various types of information and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned features, products and services and/or increase our cost of doing business. As we expand our customer base, these requirements may vary from customer to customer, further increasing the cost of compliance and doing business.

Our business and operations are also subject to federal, state, and local consumer protection laws governing marketing communications, including the Telephone Consumer Protection Act, or TCPA, which places restrictions on the use of automated tools and technologies to communicate with wireless telephone subscribers or communications services consumers generally and the CAN-SPAM Act, which regulates the transmission of marketing emails.

In addition, certain of our businesses are also subject to the Payment Card Industry, or PCI, Data Security Standard, which is a multifaceted security standard that is designed to protect credit card account data as mandated by PCI entities. We rely on vendors to assist us with PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI DSS or other requirements of the payment card brands, based on past, present, or future business practices, which could have an adverse impact on our business and reputation, subject us to fines and/or have a negative impact on our ability to accept credit card payments.

In addition, any failure or perceived failure by us to maintain posted privacy policies which are accurate, comprehensive and fully implemented, and any violation or perceived violation of our privacy-, data protection-, or information security-related obligations to members, users, or other third parties or any of our other legal obligations relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability, loss of relationships with key third parties, including telecommunications carriers, social media networks, and other data providers, or cause our consumers to lose trust in us, which could have material impact on our revenue and operations.

Despite our best attempts to maintain adherence to information privacy and security best practices, as well as compliance with applicable laws, rules, and contractual requirements, our facilities and systems, and those of our third-party service providers, may be vulnerable to privacy or security breaches, acts of vandalism or theft, malware, ransomware, or other forms of cyber-attack, misplaced or lost data including paper or electronic media, programming and/or human errors, or other similar events. In the past, we have experienced, and disclosed to applicable regulatory authorities, data breaches resulting in disclosure of confidential or PHI. Although none of these data breaches have resulted in any material financial loss or penalty to date, future data breaches could require us to expend significant resources to remediate any damage, interrupt our operations and damage our reputation, subject us to state or federal agency review and could also result in regulatory enforcement actions, material fines and penalties, litigation or other actions which could have a material adverse effect on our business, reputation and results of operations, financial position, and cash flows.

We are subject to extensive fraud, waste, and abuse laws that may give rise to lawsuits and claims against us, the outcome of which may have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Because we receive payments from federal governmental agencies, we are subject to various laws commonly referred to as “fraud, waste, and abuse” laws, including the federal Anti-Kickback Statute, the federal Physician Self-Referral Law, or Stark Law, and the federal False Claims Act, or FCA. These laws permit the Department of Justice, or DOJ, the HHS Office of Inspector General, or OIG, CMS, and other enforcement authorities to institute a claim, action, investigation, or other proceeding against us for violations and, depending on the facts and circumstances, to seek treble damages, criminal and civil fines, penalties, and assessments. Violations of these laws can also result in exclusion, debarment, temporary or permanent suspension from participation in government health care programs, the institution of corporate integrity agreements, or CIAs, and/or other heightened monitoring of our operations. Liability under such statutes and regulations may arise, among other things, if we knew, or it is determined that we should have known, that information we provided to form the basis for a claim for government payment was false or fraudulent, or that we were out of compliance with program requirements considered material to the government’s payment decision. On December 2, 2020, the OIG published further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. We continue to evaluate what effect, if any, these rules will have on our business. Fraud, waste and abuse prohibitions encompass a wide range of activities, including, but not limited to, kickbacks or other inducements for referral of members or for the coverage of products (such as prescription drugs) by a plan, billing for unnecessary medical services by a health care provider, payments made to excluded providers, and improper marketing and beneficiary inducements.

The DOJ and the OIG have continuously increased their scrutiny of health care payers and providers, and Medicare Advantage insurers, under the FCA, in particular, which has led to a number of investigations, prosecutions, convictions, and settlements in the health care industry. We expect this trend to continue, particularly in light of the HHS’s December 4, 2020 announcement regarding the creation of a new False Claims Act Working Group aimed at enhancing HHS’s partnership with the DOJ to combat fraud and abuse. CMS and the OIG also periodically perform risk adjustment data validation, or RADV, audits of selected Medicare Advantage health insurance plans to validate the coding practices of, and supporting documentation maintained by health care providers. Certain of our health plans may be selected for such audits, which could in the future result in retrospective adjustments to payments made to our health plans, fines, corrective action plans, or other adverse action by CMS. On November 24, 2020, CMS issued a final rule that amends the RADV program by: (i) revising the methodology for error rate calculations beginning with the 2019 benefit year; and (ii) changing the way CMS applies RADV results to risk adjustment transfers beginning with the 2020 benefit year. According to CMS, these changes are designed to give insurers more stability and predictability with respect to the RADV program and promote fairness in how health insurers receive adjustments. However, the future impact of these changes remains unclear, and such changes may ultimately increase financial recoveries from the government’s ability to retrospectively claw back or recover funds from health insurers.

In particular, there has recently been increased scrutiny by the government on health insurers’ diagnosis coding and risk adjustment practices, particularly for Medicare Advantage plans. In some proceedings involving Medicare Advantage plans, there have been allegations that certain financial arrangements with providers violate other laws governing fraud and abuse, such as the federal Anti-Kickback Statute. Health insurers are required to maintain compliance programs to prevent, detect and remediate fraud, waste, and abuse, and are often the subject of fraud, waste, and abuse investigations and audits. We perform ongoing monitoring of our compliance with CMS risk adjustment requirements and other applicable laws. We also monitor our provider payment practices and relationships with other third parties whose products and services we reimburse (e.g., pharmaceutical manufacturers) to ensure compliance with applicable laws, including, but not limited to, the federal Anti-Kickback Statute. While we believe our compliance efforts and relationships with providers and other third parties comply with applicable laws, we may be subject to audits, reviews, and investigations of our practices and arrangements by government agencies.

The regulations, contractual requirements, and policies applicable to participants in government health care programs are complex and subject to change. Moreover, many of the laws, rules, and regulations in this area have not been well-interpreted by applicable regulatory agencies or the courts. Additionally, the significant increase in actions brought under the FCA’s “whistleblower” or “qui tam”

provisions, which allow private individuals to bring actions on behalf of the government, has caused greater numbers of health care companies to have to defend a false claim action, pay fines, or agree to enter into a CIA to avoid being excluded from Medicare and other state and federal health care programs as a result of an investigation arising out of such action. Health plans and providers often seek to resolve these types of allegations through settlement for significant and material amounts, even when they do not acknowledge or admit liability, to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree or settlement agreement, including, for example, CIAs, deferred prosecution agreements, or non-prosecution agreements. If we are subject to liability under qui tam or other actions or settlements, our business, financial condition, cash flows, or results of operations could be adversely affected.

In addition, analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, may be broader in scope than their federal equivalents; state insurance laws require insurance companies to comply with state regulations.

Risks Related to our Business

If we are unable to arrange for the delivery of quality care, and maintain good relations with the physicians, hospitals, and other providers within and outside our provider networks, or if we are unable to enter into cost-effective contracts with such providers, our profitability could be adversely affected.

Our profitability depends, in large part, upon our ability to contract at competitive prices with hospitals, physicians, and other health care providers, such that we can provide our members with access to competitive provider networks. Our provider arrangements with primary care physicians, specialists, hospitals, and other health care providers generally may be terminated or not renewed by either party without cause upon prior written notice. We cannot provide any assurance that we will be able to continue to renew our existing contracts or enter into new contracts on a timely basis or under favorable terms enabling us to service our members profitably. Health care providers within our provider networks may not properly manage the costs of services, maintain financial solvency or avoid disputes with other providers or their federal and state regulators. Any of these events could have a material adverse effect on the provision of services to our members and our operations.

In any particular market or geography, physicians and other health care providers could refuse to contract, demand higher payments, demand favorable contract terms, or take other actions that could result in higher medical costs or difficulty in meeting regulatory or accreditation requirements, among other things. In some markets and geographies, certain health care providers, particularly hospitals, physician/hospital organizations, or multi-specialty physician groups, may have significant positions or near monopolies that could result in diminished bargaining power on our part. In addition, accountable care organizations, clinically integrated networks, independent practice associations, practice management companies (which aggregate physician practices for administrative efficiency and marketing leverage), and other organizational structures that physicians, hospitals and other health care providers choose may change the way in which these providers interact with us, and may change the competitive landscape. Such organizations or groups of health care providers may compete directly with us, which could adversely affect our operations, and our results of operations, financial position, and cash flows by impacting our relationships with these providers or affecting the way that we price our products and estimate our costs, which might require us to incur costs to change our operations. Health care providers in our provider networks may consolidate or merge into hospital systems, resulting in a reduction of providers in our network and in the competitive environment. In addition, if these providers refuse to contract with us, use their market position to negotiate contracts unfavorable to us or place us at a competitive disadvantage, our ability to market products or to be profitable in those areas could be materially and adversely affected.

From time to time, health care providers assert, or threaten to assert, claims seeking to terminate provider agreements. If a provider agreement were terminated, such termination could adversely impact the adequacy of our network to service our members, and may put us at risk of non-compliance with applicable federal and state laws. If we are unable to retain our current provider contract terms or enter into new provider contracts timely or on favorable terms, our profitability may be harmed. In addition, from time to time, we may in the future be subject to class action or other lawsuits by health care providers with respect to claims payment procedures, reimbursement policies, network participation, or similar matters. In addition, regardless of whether any such lawsuits brought against us are successful or have merit, they will be time-consuming and costly, and could have an adverse impact on our reputation. As a result, under such circumstances, we may be unable to operate our business effectively.

Some providers that render services to our members are not contracted with our health insurance subsidiaries. While our health insurance subsidiaries are required to meet various federal and state requirements regarding the size and composition of our participating provider networks, our business model is based, in the Individual and Medicare Advantage markets, and for certain of our Small Group plans, on contracting with selected health care systems and other providers, not all systems and providers in a given area. This allows us to work more closely with high quality health care systems that engage with us using our technology. That approach, however, makes it possible that our members will receive emergency services, or other services which we are required to cover by law or by the terms of our health plans, from providers who are not contracted with our health insurance subsidiaries. This situation is more likely for our members than for members who choose a plan from a competitor of ours with a broader network. In those cases, there is no pre-established understanding between the provider and our health insurance subsidiary about the amount of compensation that is due to the provider. In some states, and under federal law for our Medicare Advantage business, the amount of compensation is defined by law or regulation, but in most instances, it is either not defined or it is established by a standard that is not unambiguously translatable into dollars. In such instances, providers may claim they are underpaid for their services, and may either litigate or arbitrate their dispute with our health insurance subsidiary. Additionally, many states require us to hold our members harmless for these out-of-network costs, which can be significant. It is difficult to predict the amount we may have to pay to out-of-network providers. The uncertainty of the amount to pay to such providers and the possibility of subsequent adjustment of the payment could materially and adversely affect our business, financial condition, cash flows, or results of operations.

Moreover, the insolvency of one of our partners or providers could expose us to material liabilities. For example, a portion of our specialists and hospitals are paid on a capitated basis. We expect to maintain such arrangements or enter into similar arrangements as we expand. Under certain capitation arrangements, we pay a fixed amount PMPM to the provider without regard to the frequency, extent, or nature of the medical services actually furnished, and such provider is responsible for paying other providers in our network out of the capitation amount. Due to insolvency or other circumstances, such delegated providers with a capitation arrangement may be unable or unwilling to pay claims they have incurred with third party providers in connection with referral services provided to our members. The inability or unwillingness of delegated providers to pay referral claims presents us with both immediate financial risk and potential disruption to member care, as well as potential loss of members. Depending on states’ laws, we may be held liable for such unpaid referral claims even though the delegated provider has contractually assumed such risk. Additionally, competitive pressures or practical regulatory considerations may force us to pay such claims even when we have no legal obligation to do so, or we may have already paid claims to a delegated provider and such payments cannot be recouped when the delegated provider becomes insolvent. Such liabilities incurred or losses suffered as a result of provider insolvency or other circumstances could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

The result of risk adjustment programs may impact our revenue, add operational complexity, and introduce additional uncertainties that have a material adverse effect on our results of operations, financial condition, and cash flows.

The Individual, Small Group, and Medicare Advantage markets we serve employ risk adjustment programs that impact the revenue we recognize for our enrolled membership. As a result of the variability of certain factors that go into the development of the risk adjustment we recognize, such as risk scores, and other market-level factors where applicable, the actual amount of revenue could be materially more or less than our estimates. Consequently, our estimate of our health plans’ risk scores for any period, and any resulting change in our accrual of revenues related thereto, could have a material adverse effect on our results of operations, financial condition, and cash flows. The data provided to CMS to determine the risk score are subject to audit by CMS even several years after the annual settlements occur. If the risk adjustment data we submit are found to incorrectly overstate the health risk of our members, we may be required to refund funds previously received by us and/or be subject to penalties or sanctions, including potential liability under the FCA, which could be significant and would reduce our revenue in the year that repayment or settlement is required. Further, if the data we provide to CMS incorrectly understates the health risk of our members, we might be underpaid for the care that we must provide to our members, which could have a negative impact on our results of operations and financial condition.

Significant delays in our receipt of direct policy premiums, including as a result of regulatory restrictions on policy cancellations and non-renewals, could have a material adverse effect on our business operations, cash flows, or earnings.

We currently derive substantially all of our revenue from direct policy premiums and recognize premium revenue over the period that coverage is effective. For the years ended December 31, 2019 and 2020, approximately 57% and 40% of our direct policy premiums, respectively, were collected directly from our members, and approximately 43% and 60% of our direct policy premiums, respectively, were collected from CMS as part of the APTC program. There can be no assurance that we will receive premiums in advance of or by the end of a given coverage period. Moreover, actions taken by state and federal governments could increase the likelihood of delay in our receipt of premiums. For example, in response to the COVID-19 pandemic, state insurance departments, including in states in which we operate, issued guidelines, recommendations, and moratoria around policy cancellations and non-renewals due to non-payment. In certain states, departments urged insurers to consider actions that included relaxing due dates for premium payments, extending grace periods, waiving late fees and penalties, and allowing premium payment plans to avoid a lapse in coverage. Certain states also prohibited insurers from terminating plans due to non-payment until a specified date. If such guidelines, recommendations, and moratoria were to remain in place for an extended period of time or if similar measures were introduced due to a resurgence of COVID-19 or for other reasons, including unanticipated public health or economic crises, our receipt of premiums, if any, could be significantly delayed, which could have a material adverse effect on our business, operations, cash flows, or earnings.

We make virtual health care services available to our members through Oscar Medical Group, in which we do not own any equity or voting interest, and our virtual care availability may be disrupted if our arrangements with providers like the Oscar Medical Group become subject to legal challenges.

Our corporate entities are not licensed to practice medicine. Pursuant to state corporate practice of medicine laws, many states in which we operate through our subsidiaries limit the practice of medicine to licensed individuals or professional organizations owned by licensed individuals, and business corporations generally may not exercise control over the medical decisions of physicians. Statutes and regulations relating to the corporate practice of medicine, fee-splitting between physicians and referral sources, and similar issues, vary widely from state to state. Mulberry Management Corporation, one of our subsidiaries, has group participation or management services agreements with three physician-owned professional corporations, known collectively as the Oscar Medical Group. Each of the professional corporations comprising the Oscar Medical Group is wholly owned by one physician licensed in California, Florida, and New York who oversees the operation of the Oscar Medical Group in his capacity as President and sole director of each Oscar Medical Group professional corporation. He also serves as a consultant to Mulberry Management Corporation. Under the terms of the management services agreements between Mulberry Management Corporation and the Oscar Medical Group, the Oscar Medical Group retains sole responsibility for all medical decisions, as well as for hiring and managing physicians and other licensed health care providers, developing operating policies and procedures, and implementing professional standards and controls. We believe that our services operations comply with applicable state statutes and regulations regarding corporate practice of medicine, fee-splitting, and similar issues. However, regulatory authorities and other parties may assert that, despite the management services agreements and other arrangements through which we operate, we are engaged in the prohibited corporate practice of medicine, that our arrangements constitute unlawful fee-splitting, or that other similar issues exist. To that end, many of the laws, rules, and regulations with respect to corporate practice of medicine are ambiguous and have not been well-interpreted by applicable regulatory agencies or the courts. Moreover, we cannot predict whether changes will be made to existing laws, regulations, or interpretations, or whether new ones will be enacted or adopted, which could cause us to be out of compliance with these requirements. If that were to occur, we could be subject to civil and/or criminal penalties, our agreements could be found legally invalid and unenforceable (in whole or in part), or we could be required to restructure our contractual arrangements, any of which could have a material adverse effect on our results of operations, financial position, or cash flows.

Our health insurance subsidiaries have entered into provider participation agreements with the Oscar Medical Group that enable the Oscar Medical Group to participate in Oscar’s provider network. While we expect that our relationship with the Oscar Medical Group will continue, a material change in our relationship with the Oscar Medical Group, whether resulting from a dispute among the entities or the loss of these relationships or contracts with the Oscar Medical Group, may temporarily disrupt our ability to provide virtual health care services to our members and could harm our business.

Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model, and our future prospects.

We launched our business in 2012 and have a limited operating history. Today, our insurance subsidiaries operate in 18 states, 15 of which we expanded to since 2017. Due to our limited operating history and the rapid growth we have experienced since we began operations, there is greater uncertainty in estimating our operating results, and our historical results may not be indicative of, or comparable to, our future results. In addition, we have limited data to validate key aspects of our business model, including our growth strategy. For example, we recently entered into an exclusive strategic partnership with Cigna to offer differentiated health solutions to small businesses. As a relatively new entrant in this market, we have limited experience and are unable to predict whether we will be able to effectively and consistently provide solutions that are tailored to the budgets of small businesses and to the health needs of their employees. We cannot provide any assurance that the data we collect will provide useful measures for evaluating our business model. Moreover, we cannot provide any assurance that partnerships or joint ventures we enter into in the future will perform as well as historical partnerships or expectations. Our inability to adequately assess our performance and growth could have a material adverse effect on our brand, reputation, business, financial condition, and results of operations.

Our revenue depends on the direct policy premiums we collect from members who obtain health care services from a limited number of in-network providers, and the loss of any of these providers could result in a material reduction of our membership, which would adversely impact our revenue and operating results.

Almost all of our revenue depends on the direct policy premiums we collect from members or from the federal government on behalf of our members who obtain health care services from a limited number of providers with whom we contract. We generally manage our provider contracts on a state-by-state basis, entering into separate contracts in each state with local affiliates of a particular provider, such that no one local provider contract receives a majority of our allowed medical costs for services rendered to our members. When aggregating the payments we make to each provider through its local affiliates, however, AdventHealth, Tenet Healthcare Corporation, and HCA Healthcare accounted for a total of approximately 11%, 9%, and 7%, respectively, of total allowable medical costs for the year ended December 31, 2020. We believe that a majority of our revenue will continue to be derived from direct policy premiums obtained from members who receive services from a concentrated number of providers. These providers may terminate or seek to terminate their contracts with us in the future. The sudden loss of any of our providers or the renegotiation of any of our provider contracts could adversely impact our reputation or the quality of our provider networks, which could result in a loss of a membership that adversely affects our revenue and operating results. In the ordinary course of business, we engage in active discussions and renegotiations with providers in respect of the terms of our provider contracts. Certain of our providers may seek to renegotiate or terminate their agreements with us for a variety of reasons, including in response to higher-than-expected health care costs and other market dynamics or financial pressures. These discussions could result in reductions to the fees and changes to the scope of services contemplated by our original provider agreements and, consequently, could negatively impact our revenues, business, and prospects.

Unanticipated changes in population morbidity, including those affecting areas where we are geographically concentrated, could significantly increase utilization rates and medical costs.

Large-scale changes in health care utilization or increases in medical costs can take many forms and may be associated with widespread natural disasters, illness, or medical conditions. The states in which we operate that have the largest concentrations of revenues include Florida, California and Texas. Due to the geographic concentration of our business, we are exposed to heightened risks of potential losses resulting from regional factors. For example, natural disasters, such as a major earthquake, wildfire, or hurricane, affecting regions or states in which we operate, could have a significant impact on the health of a large number of our covered members. Other conditions that could impact our members include a virulent influenza season or epidemic or pandemic, newly emergent mosquito-borne illnesses, such as the Zika virus, the West Nile virus, or the Chikungunya virus, or new viruses such as COVID-19. In addition, federal and state law enforcement officials have issued warnings in the past, and may do so in the future, about potential terrorist activity involving biological or other weapons of mass destruction.

All of these conditions, and others, could have a significant impact on the health of the population of wide-spread areas. We seek to ensure our premiums appropriately account for anticipated changes in utilization, including seasonal items, such as the flu. However, if any of the regions or states in which we operate were to experience a large-scale natural disaster, a viral epidemic or pandemic, a significant terrorism attack, or some other large-scale event affecting the health of a large number of our members, utilization rates and our covered medical expenses in such regions or states would rise, which could have a material adverse effect on our business, financial condition, cash flows, or results of operations. Additionally, such natural disasters, epidemics, or pandemics could lead to regulatory changes which may force us to cover health care costs for members for which we would not typically be responsible. For example, states experiencing pandemics or natural disasters such as wildfires and hurricanes may promulgate emergency regulations requiring insurers to relax prior authorization requirements, remove prescription drug refill limitations, and cover out-of-network care.

The ongoing COVID-19 pandemic could significantly increase our costs of operation due to unanticipated changes in law or regulation, population morbidity, or utilization behaviors, adversely impact our operational effectiveness, and heighten the risks we face in our business, including those discussed in this prospectus.

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified in Wuhan, China.

Since then, SARS-CoV-2, and the resulting disease, COVID-19, has spread rapidly to almost every country in the world and all 50 states within the United States. The COVID-19 pandemic continues to evolve and the impact of COVID-19, and the actions taken to contain its spread or address its impact, could have a material adverse effect on our operations and financial results.

We seek to ensure our direct policy premiums appropriately account for anticipated changes in utilization. However, our ability to do so accurately is limited by the changing nature of COVID-19 infection rates, the mutation of the COVID-19-causing virus into more infectious strains, the uncertain time frame to widespread availability and adoption of COVID-19 vaccines, the effectiveness of those vaccines against novel virus strains, and the evolving clinical understanding of COVID-19’s post-acute, long-term impacts on health. Governmental authorities have recommended, and in certain cases, required, that elective or other medical appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection. In addition, some individuals have delayed or are not seeking routine medical care to avoid such exposure. We have experienced depressed non-COVID-19 related medical costs as a result and, as the pandemic continues to affect the United States and as our members continue to change the way they utilize care, this trend may continue. Some of these costs will likely be incurred at a later date, resulting in increased medical claims expenses in the future. Additionally, as a result of these measures and trends, we may be unable to fully implement clinical initiatives to manage health care costs and chronic conditions of our members and appropriately document their health risks and diagnoses to substantiate payments we may be entitled to under federal and state risk adjustment programs. The reduced demand for certain routine and non-critical medical services has also created financial stress for certain of our providers and could result in providers leaving our network, the insolvency of such providers, increased provider payment disputes, and less favorable payment terms from providers.

Additionally, the long-term health impacts of SARS-CoV-2 infection causing COVID-19 are not yet well known or understood. If a large-scale COVID-19 outbreak resulted in a significant number of our members needing unanticipated ongoing post-acute care, such as regular physical, occupational, or respiratory therapy, additional pharmaceutical intervention, or care for increased frequency of other illness resulting from a COVID-19-weakened immune system, our business could be materially adversely impacted due to an unanticipated increase in covered medical expenses.

State and federal governments have promulgated regulatory changes requiring us to relax premium collection practices, and cover health care costs for members for which we would not typically be responsible. For example, the Families First Coronavirus Response Act (the FFCRA), as amended by the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), requires member health care expenses incurred during a visit to evaluate the need for or obtain COVID-19 diagnostic testing to be borne entirely by us. Certain states, such as New York and New Jersey, require us to cover all costs of members’ receipt of medical care via telemedicine from any in-network provider. New large-scale COVID-19 outbreaks may result in additional regulation in our states of operation, which could limit our ability to collect unpaid premiums. In addition, we have expanded benefit coverage in areas such as COVID-19 care and testing, telemedicine, and pharmacy benefits; offered additional enrollment opportunities to those who previously declined employer-sponsored offerings; extended certain premium payment terms for customers experiencing financial hardship; simplified administrative practices; and accelerated payments to care providers, all with the aim of assisting our customers, providers and members in addressing the impacts of the COVID-19 pandemic. Such measures and any further steps taken by us, could adversely impact our financial results.

The spread and impact of COVID-19, or actions taken to mitigate this spread, could also have a material and adverse effect on our ability to operate effectively, including as a result of the complete or partial closure of facilities or labor shortages. Disruptions in public and private infrastructure, including communications, availability of in-person sales and marketing channels, financial services and supply chains, could materially and adversely disrupt our normal business operations. We have transitioned most of our employee population to a remote work environment in an effort to mitigate the spread of COVID-19, as have a number of our third-party service providers, which may exacerbate certain risks to our business, including increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us or our members or other third-parties.

The outbreak of COVID-19 has also severely impacted global economic activity, which may adversely impact our members, partners and service providers, and caused significant volatility in the financial markets. These developments may adversely affect the timing of member premium or commercial service fee collections and corresponding payments, the ability of third parties to provide services to us, the value of our investment portfolio, and our access to capital.

We are continuing to monitor the spread of COVID-19, changes to our covered services, the ongoing costs and business impacts of dealing with COVID-19, including the potential costs and impacts associated with lifting, or reimposing restrictions on movement and economic activity and related risks. The extent of this impact will depend on future developments, which are highly uncertain and cannot be predicted at this time, including, but not limited to, the transmission rate, introduction of new strains of COVID-19, duration and spread of the outbreak, its severity, the extent and effectiveness of the actions taken to contain the spread of the virus and address its impacts, including vaccine approval, effectiveness, availability and adoption, and how quickly and to what extent normal economic and operating conditions can resume. The ultimate impact of the COVID-19 pandemic on our business, results of operations, financial position, and cash flows is uncertain as the pandemic continues to evolve globally, but such impacts could be material to our business, results of operations, financial position and cash flows.

We utilize quota share reinsurance to reduce our capital and surplus requirements and protect against downside risk on the ceded claims. If regulators do not approve our reinsurance agreements for this purpose, or if we cannot negotiate renewals of our quota share arrangements on acceptable terms, or at all, enter into new agreements with reinsurers, or otherwise obtain capital through debt or equity financings, our capital position would be negatively impacted, and we could fall out of compliance with applicable regulatory requirements.

In 2020, we utilized quota share reinsurance arrangements with two other insurance companies, Axa France Vie and Berkshire Hathaway Specialty Insurance Company, or Berkshire Hathaway, to

reduce our capital and surplus requirements, which enables us to more efficiently deploy capital to finance our growth. In the ordinary course of evaluating our annual reinsurance program and after conducting a competitive bidding process, we have terminated our agreements with Berkshire Hathaway effective as of December 31, 2020, and have entered into, and are in the process of finalizing other, new quota share reinsurance arrangements with certain other reinsurance companies that will be effective for this calendar year 2021. In connection with our quota share reinsurance arrangements, which in the past have had terms of two or three years, reinsurers are entitled to a portion of our premiums, but also share financial responsibility for health care costs incurred by our members. All premiums and claims ceded under our quota share arrangements are shared proportionally with our reinsurers, up to a limit specified in each agreement, which varies from 100% to 105% of ceded premiums for the agreements applicable to the years ended December 31, 2019 and 2020. These reinsurers have the unilateral right to extend certain of our arrangements if certain profitability limits are not met. Our decisions on claims payments are binding on the reinsurer with the exception of any payments by us that are not required to be made under the member’s policy. During the years ended December 31, 2019 and 2020, approximately 55% and 77% of our premiums before ceded reinsurance, respectively, were ceded under quota share reinsurance arrangements, with approximately 33% and 32% of our premiums before ceded reinsurance, respectively, ceded to Axa France Vie and approximately 22% and 45% of our premiums before ceded reinsurance, respectively, ceded to Berkshire Hathaway Specialty Insurance Company. We entered into statutory trust agreements with Axa France Vie in compliance with the credit for reinsurance laws and regulations of the state of domicile of each ceding company in connection with reinsurance ceded to an unauthorized reinsurer. Each trust account is funded at 102% of the ceding entity’s health care costs incurred but not yet reported, or IBNR. Acceptable assets deposited into the trust accounts include cash, certificates of deposit, and instruments that are acceptable to the commissioner of the insurance department of the ceding entity’s state of domicile.

Because reinsurers are entitled to a portion of our premiums under our quota share reinsurance arrangements, changes in the amount of business ceded under these arrangements directly impacts our net premium and net income estimates.

We also had XOL reinsurance arrangements for 2020 that covered claims on individuals in excess of $500,000, and anticipate entering into XOL reinsurance arrangements for 2021 to cover claims on individuals in excess of $750,000. We pay approximately 1% of premiums for this coverage to our reinsurer. The amount of business ceded under our reinsurance arrangements can vary significantly from year to year. Further, if our reinsurers consistently and successfully dispute our obligations to make a claim payment under a given policy, if we cannot renegotiate renewals of any of our quota share reinsurance arrangements (all of which are slated for negotiation in 2021) on acceptable terms, if we are unable to enter into such arrangements with additional reinsurers or, if such arrangements are not approved by any of our regulators (or if our regulators take a different view, whether prospectively or retroactively, with respect to the capital treatment of our reinsurance agreements), we may not have sufficient capital and surplus to comply with applicable regulatory requirements, and we would have to enter into a corrective action plan or cease operations in jurisdictions where we could not comply with such requirements.

These arrangements also subject us to various obligations, representations, and warranties with respect to the reinsurers. Reinsurance does not relieve us of liability as an insurer. We remain obligated to pay our members’ health care claims, even if a reinsurer defaults on obligations to us under the reinsurance arrangement. Although we regularly evaluate the financial condition of reinsurers to minimize exposure to significant losses from reinsurer insolvencies, reinsurers may become financially unsound. If a reinsurer fails to meet its obligations under the reinsurance contract or if the liabilities exceed any applicable loss limit, we remain responsible for covering the claims on the reinsured policies.

We also rely on debt and equity to help fund subsidiary surplus requirements, as well as pay our operating expenses and capital expenditures or fund acquisitions. In the event we need access for such purposes, our ability to obtain such capital may be limited and it may come at significant cost.

We are subject to risks associated with outsourcing services and functions to third parties.

We contract with third-party vendors and service providers who provide services to us and our subsidiaries to help with our internal administrative functions, as well as third-party vendors and service providers who help us administer our products and plans. For example, CaremarkPCS Health provides certain prescription benefit management, disease management, and specialty pharmacy services with respect to our health plans. In New Jersey, we contract with QualCare, which provides us with access to its network, which represents a significant portion of our medical network in New Jersey, and various network management services. The partial or complete loss of a vendor or other third-party relationship could cause a material disruption to our business and make it difficult and costly to provide services and products that our regulators and members expect, which could have a material adverse effect on our financial condition, cash flows, and results of operations.

Some of these third-parties have direct access to our systems in order to provide their services to us and operate the majority of our communications, network, and computer hardware and software. For example, we currently offer our products through our website and online app using Amazon Web Services, Inc., or AWS, platforms for cloud computing, a provider of cloud infrastructure services, and the Google Cloud Platform, or GCP. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS and GCP by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these cloud platforms and which third-party internet service providers transmit. In the event that either our AWS or GCP service agreement is terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to such facilities, we could experience interruptions in meeting key service obligations to our members and business partners, as well as delays and additional expense in arranging new facilities and services, which could harm our business, results of operations, and financial condition.

Other third-parties that have access to our systems and member information, or provide services that help with our administrative functions include Atlassian Corporation Plc, or Atlassian, which provides a reporting and project management tool called Jira for certain of our health insurance subsidiaries to launch and track investigations, make changes to member information, and communicate efficiently with departments within Oscar, and inContact, Inc., or inContact, which provides cloud-based contact center software solutions that we use to engage with members. The Oscar platform also integrates various third-party applications, including Google LLC, or Google, Workplace applications, such as Gmail, Hangouts, Calendar, and Drive.

Our arrangements with third-party vendors and service providers may make our operations vulnerable if those third parties fail to satisfy their obligations to us, including their obligations to maintain and protect the security and confidentiality of our information and data, or the information and data relating to our members or customers. We are also at risk of a data security incident involving a vendor or third party, which could result in a breakdown of such third party’s data protection processes or cyber-attackers gaining access to our infrastructure through the third party. To the extent that a vendor or third party suffers a data security incident that compromises its operations, we could incur significant costs and possible service interruption. In addition, we may have disagreements with our third-party vendors or service providers regarding relative responsibilities for any such failures or incidents under applicable business associate agreements or other applicable outsourcing agreements. Any contractual remedies and/or indemnification obligations we may have for vendor or service provider failures or incidents may not be adequate to fully compensate us for any losses suffered as a result of any vendor’s failure to satisfy its obligations to us or under applicable law. Our vendor and service provider arrangements could be adversely impacted by changes in vendors’ or service providers’ operations or financial condition, or other matters outside of our control. Violations of, or noncompliance with, laws and/or regulations governing our business or noncompliance with contract terms by third-party vendors and service providers could increase our exposure to liability to our members, providers, or other third parties, or could result in sanctions and/or fines from the regulators that oversee our business. In turn, this could increase the costs associated with the operation of our business or have an adverse impact on our business and reputation. Moreover, if these vendor and service provider relationships were terminated for any reason, we may not be able to find alternative partners in a timely manner or on acceptable financial terms, and may incur significant costs and/or experience significant disruption to our operations in connection with any such vendor or service provider transition. As a result, we may not be able to meet the full demands of our members or customers and, in turn, our business, financial condition, and results of operations may be harmed. In addition, we may not fully realize the anticipated economic and other benefits from our outsourcing projects or other relationships we enter into with third-party vendors and service providers, as a result of unanticipated delays in transitioning our operations to the third-party vendor or service provider, such third-party vendor or service provider’s noncompliance with contract terms, unanticipated costs or expenses, or violations of laws and/or regulations, or otherwise. This could result in substantial costs or other operational or financial problems that could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Adverse market conditions may result in our investment portfolio suffering losses or reduce our ability to meet our financing needs, which could materially and adversely affect our results of operations or liquidity.

We maintain a significant investment portfolio of cash equivalents and primarily short-term investments in a variety of securities, which are subject to general credit, liquidity, market, and interest rate risks and will decline in value if interest rates increase or one of the issuers’ credit ratings is reduced. As a result, we may experience a reduction in value or loss of our investments, which could have a materially adverse effect on our results of operations, liquidity, and financial condition.

In addition, during periods of increased volatility, adverse securities and credit markets may exert downward pressure on the availability of liquidity and credit capacity for certain issuers. We need liquidity to pay our operating expenses, make payments on our indebtedness and pay capital expenditures. The principal sources of our cash receipts are premiums, administrative fees, investment income, proceeds from borrowings and proceeds from the issuance of capital stock. Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the availability of credit to our industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If one or a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient and, in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, we may not have sufficient funds to implement our business strategy.

As we operate as one or more holding companies and we principally generate revenue through our health insurance subsidiaries, we are regulated under state insurance holding company laws. Although most of our subsidiaries are not currently profitable, in the future, if they become profitable or if our current levels of reserves and capital become excessive, we may make requests for dividends and distributions from our subsidiaries to fund our operations. In addition to state corporate law limitations, these subsidiaries are subject to more stringent laws and regulations that may restrict the ability to pay or limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators, including mandatory statutory capital and surplus requirements. As we become profitable, we may increasingly rely on distributions from our subsidiaries, and if regulators were to deny our subsidiaries’ requests to pay dividends, the funds available to us would be limited, which could harm our ability to implement our business strategy.

If we are unable to integrate and manage our information systems effectively, our operations could be disrupted.

Our operations depend significantly on effective information systems. The information gathered and processed by our information systems, assists us in, among other things, monitoring utilization and other cost factors, processing provider claims, and providing data to our regulators. Our health care providers also depend upon our information systems for membership verifications, claims status, and other information. We partner with third parties, including Amazon, Atlassian, inContact, and Google, to support our information technology systems. Our information systems and applications require continual maintenance, upgrading, and enhancement to meet our current and expected operational needs and regulatory requirements. If we underestimate the need to expand or experience difficulties with the transition to or from information systems or do not appropriately plan, integrate, maintain, enhance, or expand our information systems, we could suffer, among other things, operational disruptions, loss of existing members and difficulty in attracting new members, regulatory enforcement, and increases in administrative expenses. In addition, our ability to integrate and manage our information systems may be impaired as the result of events outside our control, including acts of nature, such as earthquakes or fires, or acts of terrorists. Also, we may from time to time obtain significant portions of our systems-related or other services or facilities from independent third parties, which may make our operations vulnerable if such third parties discontinue such services or fail to perform adequately.

From time to time, we may become involved in costly and time-consuming litigation and regulatory actions, which require significant attention from our management.

From time to time, we are a defendant in lawsuits and the subject of regulatory actions, and are subject to audits and investigations relating to our business, including, without limitation, claims by members alleging failure to pay for or authorize payment for health care, claims related to non-payment or insufficient payments for out-of-network services by providers, claims of trademark and other intellectual property infringement, claims alleging bad faith, inquiries regarding our submission of risk adjustment data, enforcement actions by state regulatory bodies alleging non-compliance with state law, and claims related to the imposition of new taxes, including, but not limited to, claims that may have retroactive application. We also may receive subpoenas and other requests for information from various federal and state agencies, regulatory authorities, state Attorneys General, committees, subcommittees, and members of the U.S. Congress and other state, federal, and international governmental authorities. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and financial position, results of operations, and/or cash flows, and may affect our reputation and brand. In addition, regardless of the outcome of any litigation or regulatory proceedings, investigations, audits, or reviews, responding to such matters is costly and time consuming, and requires significant attention from our management, and could, therefore, harm our business and financial position, results of operations or cash flows. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims, and may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely affect our results of operations and cash flows, thereby harming our business. See “Business—Legal Proceedings.”

The regulations and contractual requirements applicable to us and other market participants are complex and subject to change, making it necessary for us to invest significant resources in complying with our regulatory and contractual requirements. Ongoing vigorous legal enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources, and we may not always be successful in ensuring appropriate compliance by our Company, employees, consultants, or vendors, for whose compliance or lack thereof we may be held responsible and liable. Regulatory audits, investigations, and reviews could result in changes to our business practices, and also could result in significant or material premium refunds, fines, penalties, civil liabilities, criminal liabilities, or other sanctions, including marketing and enrollment sanctions, suspension or exclusion from participation in government programs, imposition of heightened monitoring by our federal or state regulators, and suspension or loss of licensure if we are determined to be in violation of applicable laws or regulations. Any of these audits, reviews, or investigations could have a material adverse effect on our financial position, results of operations, or business, or could result in significant liabilities and negative publicity for our Company.

We rely on the experience and expertise of our Co-Founders, senior management team, highly-specialized technology and insurance experts, key technical employees, and other highly skilled personnel.

Our success depends upon the continued service of Mario Schlosser, our Co-Founder, Chief Executive Officer and a member of our board of directors, and Joshua Kushner, our Co-Founder, Vice Chairman and a member of our board of directors, the members of our senior management team, highly-specialized insurance experts, and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain, and integrate highly skilled personnel for all areas of our business. If we are unable to attract the requisite personnel, our business, and prospects may be adversely affected. Each of our Co-Founders, members of our senior management team, specialized technology and insurance experts, key technical personnel, and other employees could terminate their relationship with us at any time. The loss of our Co-Founders or any other member of our senior management team, specialized technology and insurance experts, or key personnel might significantly delay or prevent the achievement of our strategic business objectives and could harm our business. In addition, much of our essential technology and infrastructure are custom-made for our business by our personnel. The loss of key technology personnel, including members of management, as well as our engineering and product development personnel, could disrupt our operations and harm our business. We also rely on a small number of highly-specialized insurance experts, the loss of any one of whom could have a disproportionate impact on our business. Competition in our industry for qualified employees is intense. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees, and retaining and motivating our existing employees. Moreover, if and when the stock options or other equity awards are substantially vested, employees under such equity arrangements may be more likely to leave, particularly when the underlying shares have seen a value appreciation.

We face significant competition for personnel, particularly in New York, where our headquarters is located. To attract top talent, we have to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competitor actions. If we are unable to hire new employees quickly enough to meet our needs, or otherwise fail to effectively manage our hiring needs or successfully integrate new hires, including our recently hired management team members, our efficiency, ability to meet forecasts and our employee morale, productivity, and retention could suffer, which in turn could have an adverse effect on our business, results of operations, and financial condition.

If we or our partners or other third parties with whom we collaborate sustain a cyber-attack or suffer privacy or data security breaches that disrupt our information systems or operations, or result in the dissemination of sensitive personal or confidential information, we could suffer increased costs, exposure to significant liability, adverse regulatory consequences, reputational harm, loss of business, and other serious negative consequences.

As part of our normal operations, we and our partners and other third parties with whom we collaborate routinely collect, process, store, and transmit large amounts of data, including PHI subject to HIPAA, as well as proprietary or confidential information relating to our business or third parties, including our members, providers, and vendors. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks, as well as a result of an increase in work-from-home arrangements due to the COVID-19 pandemic. Hackers and data thieves are increasingly sophisticated and operating large-scale and complex automated attacks. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures, develop additional protocols and/or investigate and remediate any information security vulnerabilities.

Our information technology systems and safety control systems are subject to a growing number of threats from computer programmers, hackers, and other adversaries that may be able to penetrate our network security and misappropriate our confidential information or that of third parties, create system disruptions, or cause damage, security issues, or shutdowns. They also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our systems or otherwise exploit security vulnerabilities. Because the techniques used to circumvent, gain access to, or sabotage security systems, can be highly sophisticated and change frequently, they often are not recognized until launched against a target, and may originate from less regulated and remote areas around the world. We may be unable to anticipate these techniques or implement adequate preventive measures, resulting in potential data loss and damage to our systems. Our systems are also subject to compromise from internal threats such as improper action by employees, including malicious insiders, or by vendors, counterparties, and other third parties with otherwise legitimate access to our systems. Our policies, employee training (including phishing prevention training), procedures, and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties, or other third parties. Our facilities may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, misplaced or lost data, human errors, or other similar events that could negatively affect our systems, and our and our members’, data. Additionally, our third-party service providers who process information on our behalf may cause security breaches for which we are responsible.

Moreover, we face the ongoing challenge of managing access controls in a complex environment. The process of enhancing our protective measures can itself create a risk of systems disruptions and security issues. Given the breadth of our operations and the increasing sophistication of cyber-attacks, a particular incident could occur and persist for an extended period of time before being detected. The extent of a particular cyber-attack and the steps that we may need to take to investigate the attack may take a significant amount of time before such an investigation could be completed and full and reliable information about the incident is known. During such time, the extent of any harm or how best to remediate it might not be known, which could further increase the risks, costs, and consequences of a data security incident. In addition, our systems must be routinely updated, patched, and upgraded to protect against known vulnerabilities. The volume of new software vulnerabilities has increased substantially, as has the importance of patches and other remedial measures. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be updated. We are at risk that cyber-attackers exploit these known vulnerabilities before they have been addressed. The complexity of our systems and platforms, the increased frequency at which vendors are issuing security patches to their products, our need to test patches, and, in some instances, coordinate with third-parties before they can be deployed, all could further increase our risks.

Any compromise or perceived compromise of the security of our systems or the systems of one or more of our vendors or service providers could damage our reputation and brand, cause the termination of relationships with our members, result in disruption or interruption to our business operations, marketing partners and carriers, reduce demand for our services, and subject us to significant liability and expense, as well as regulatory action and lawsuits, which would harm our business, operating results, and financial condition. The CCPA, in particular, includes a private right of action for California consumers whose CCPA-covered personal information is impacted by a data security incident resulting from a company’s failure to maintain reasonable security procedures and, hence, may result in civil litigation in the event of a data breach impacting such information. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and, in any event, insurance coverage would not address the reputational damage that could result from a security incident or any regulatory actions or litigation that may result. In addition, in the event that additional data security laws are implemented, we may not be able to timely comply with such requirements, or such requirements may not be compatible with our current processes.

Real or perceived errors, failures or bugs in our systems, website, or app could impair our operations, damage our reputation and brand, and harm our business and operating results.

Our continued success is dependent on our systems, applications, and software continuing to operate and to meet the changing needs of our members and users. We rely on our technology and engineering staff and vendors to successfully implement changes to, and maintain, our systems and services in an efficient and secure manner. Like all information systems and technology, our website and online app may contain material errors, failures, vulnerabilities, or bugs, particularly when new features or capabilities are released, any of which could lead to interruptions, delays, or website or online app shutdowns, or could cause loss of critical data, or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information.

A significant impact on the performance, reliability, security, and availability of our systems, software, or services may harm our reputation and brand, impair our ability to operate, retain existing members, or attract new members, and expose us to legal claims and government action, each of which could have a material adverse impact on our financial condition, results of operations, and growth prospects.

We may not be able to utilize our net operating loss carryforwards, or NOLs, to offset future taxable income for U.S. federal income tax purposes, which could adversely affect our cash flows.

As of December 31, 2020, we had federal income tax NOLs of $1.05 billion available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or otherwise. Of our NOLs, approximately $792.1 million of losses will expire between 2032 and 2039, and $253.9 million of losses can be carried forward indefinitely.

We may be unable to use our NOLs, as we do not have a history of positive earnings. In addition, under Section 382 of the Code, if a corporation undergoes an “ownership change” (very generally defined as a greater than 50% change, by value, in the corporation’s equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation’s ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We completed an analysis under Section 382, and determined that our NOLs are subject to limitations based on changes in ownership that occurred in 2016, and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If we undergo another ownership change, we may incur additional limitations on our ability to utilize our NOLs existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize our NOLs. To the extent we are not able to offset future taxable income with our NOLs, our cash flows may be adversely affected.

Failure to secure, protect, or enforce our intellectual property rights could harm our business, results of operations, and financial condition.

Our commercial success is dependent in part on protecting our core technologies, intellectual property assets, and proprietary rights (such as source code, information, data, processes, and other forms of information, know-how, and technology). We rely on a combination of copyrights, trademarks, service marks, trade secret laws, and contractual restrictions to establish and protect our intellectual property. However, there are steps that we have not yet taken to protect our intellectual property on a global basis. For example, we do not have any patents, which limits our ability to deter patent infringement claims by competitors and other third parties who may hold or obtain patents. Additionally, the steps that we have already taken to protect our intellectual property may not be sufficient or effective, and our confidentiality, non-disclosure, or invention assignment agreements with employees, consultants, partners, or other parties may be breached and may otherwise not be effective in establishing our rights in intellectual property and in controlling access to our proprietary information. Even if we do detect violations, we may need to engage in litigation to enforce our rights.

We currently hold various domain names relating to our brand, including HiOscar.com. We also engage a third-party vendor to monitor fictitious sites that may purport to be us. Failure to protect our domain names could adversely affect our reputation and brand, and make it more difficult for users to find our website and our online app. We may be unable, without significant cost or at all, to prevent third parties from diverting traffic from or acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of our trademarks and other proprietary rights.

While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary brand, content, and information to create or enhance competing solutions and products, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, decompiling, transfer, and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries, and the remedies for such events may not be sufficient to compensate for such breaches. We enter into confidentiality and invention assignment agreements with our employees and consultants, and enter into confidentiality agreements with our third-party providers and strategic partners. We cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings. Such arrangements may limit our ability to protect, maintain, enforce, or commercialize such intellectual property rights. If we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to members, and potential members, may become confused, and our ability to attract customers may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations, and financial condition.

We have filed, and may continue in the future to file, applications to protect certain of our innovations and intellectual property. We do not know whether any of our applications will result in the issuance of a patent, trademark, or copyright, as applicable, or whether the examination process will require us to narrow our claims. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us, or that we otherwise acquire in the future, may be contested, circumvented, or invalidated, and we may not be able to detect or prevent third parties from infringing our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. In addition, given the costs, effort, and risks of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.

We may be required to spend significant resources in order to monitor, protect, and defend our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform, or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms, or at all, and could adversely affect our ability to compete or require us to rebrand or otherwise modify our offerings, which could further exhaust our resources. Furthermore, we may also be obligated to indemnify our members or business partners in connection with any such litigation and to obtain licenses.

Risks Related to our Indebtedness

Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition.

As of December 31, 2020, on a pro forma basis, after giving effect to the application of the net proceeds of this offering as described in “Use of Proceeds,” we would have had no outstanding indebtedness. We may incur additional indebtedness in the future, including borrowings under the Revolving Loan Facility. Our future indebtedness, including borrowings, if any, under the Revolving Loan Facility, could have significant effects on our business, such as:

•	limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

•

requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•

making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•

exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our future indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings under future indebtedness as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our future debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our business, financial condition and results of operations. In addition, we may be subject to prepayment penalties depending on when we repay our future indebtedness, which amounts could be material.

Restrictions imposed by our Revolving Loan Facility may materially limit our ability to operate our business and finance our future operations or capital needs.

The terms of our Revolving Loan Facility may restrict us and our subsidiaries from engaging in specified types of transactions. These covenants, subject to certain limitations and exceptions, restrict our ability, and that of our subsidiaries, to, among other things:

•	incur indebtedness;

•	incur certain liens;

•	enter into sale and lease-back transactions;

•	make investments, loans, advances, guarantees and acquisitions;

•	consolidate, merge or sell or otherwise dispose of assets;

•	pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

•	enter into transactions with affiliates;

•	alter the business conducted by us and our subsidiaries; and

•	change our or their fiscal year.

A breach of any of these covenants, or any other covenant in the documents governing our Revolving Loan Facility, could result in a default or event of default under our Revolving Loan Facility. In the event of any event of default under our Revolving Loan Facility, the applicable lenders or agents could elect to terminate borrowing commitments and declare all borrowings and loans outstanding thereunder, if any, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, or in the alternative, the applicable lenders or agents could exercise their rights under the security documents to be entered into in connection with our Revolving Loan Facility. We will pledge substantially all of our assets as collateral securing our Revolving Loan Facility and any such exercise of remedies on any material portion of such collateral would likely materially adversely affect our business, financial condition or results of operations.

If we were unable to repay or otherwise refinance these borrowings and loans when due, and the applicable lenders proceeded against the collateral granted to them to secure that indebtedness, we may be forced into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of any future borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of future borrowings under our Revolving Loan Facility or other outstanding indebtedness would also likely have a material adverse effect on us.

Pursuant to our Revolving Loan Facility, we are required to comply with certain financial covenants to maintain a minimum dollar threshold of direct policy premiums (as defined in the Revolving Loan Facility), a maximum combined ratio (as defined in the Revolving Loan Facility) and minimum liquidity (as defined in the Revolving Loan Facility) as further described in “Description of Certain Indebtedness.” Our ability to borrow under our Revolving Loan Facility depends on our compliance with these financial covenants. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenants. We cannot assure you that we will satisfy the financial covenants in the future, or that our lenders will waive any failure to satisfy the financial covenants.

Changes in the method pursuant to which the London Interbank Offered Rate, or LIBOR, is determined and the transition to other benchmarks may adversely affect our results of operations.

LIBOR and certain other “benchmarks” have been the subject of continuing national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted. In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee or ARRC, a U.S. based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC is comprised of a diverse set of private sector entities and a wide array of official-sector entities, banking regulators, and other financial sector regulators. The ARRC has identified the Secured Overnight Financing Rate, or SOFR, as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Financial regulators in the United Kingdom, the European Union, Japan, and Switzerland also have formed working groups with the aim of recommending alternatives to LIBOR denominated in their local currencies. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States.

The Revolving Loan Facility has interest rate payments determined directly or indirectly based on LIBOR. Uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the performance of LIBOR relative to its historic values. The Revolving Loan Facility contains “hardwired” benchmark replacement provisions with “early opt-in” triggers that permit the replacement of LIBOR prior to the phasing out of published LIBOR rates. The benchmark replacement language contemplates the use of an alternative benchmark rate to be selected by the Administrative Agent. Even if financial instruments are transitioned to alternative benchmarks, such as SOFR, successfully, the new benchmarks are likely to differ from LIBOR, and our interest expense associated with our outstanding indebtedness or any future indebtedness we incur may increase. Further, transitioning to an alternative benchmark rate, such as SOFR, may result in us incurring significant expense and legal risks, as renegotiation and changes to documentation may be required in effecting the transition. Any alternative benchmark rate may be calculated differently than LIBOR and may increase the interest expense associated with our existing or future indebtedness.

Any of these occurrences could materially and adversely affect our borrowing costs, financial condition, and results of operations.

Risks Related to this Offering and Ownership of Our Class A Common Stock

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. We expect to use approximately $167 million of the net proceeds of this offering to repay in full outstanding borrowings, including fees and expenses, under our Term Loan Facility and the remainder of such net proceeds for general corporate purposes, including to fund our growth (including capital contributions to our health insurance subsidiaries), technology development, working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. See “Use of Proceeds.” As of the date of this prospectus, other than repayment of indebtedness under our Term Loan Facility, we do not have a specific plan for the net proceeds to us from this offering and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition, and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial, or other information upon which our management bases its decisions.

Our Class A common stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price of our Class A common stock will be determined by negotiations between us and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See “Underwriting.” Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you paid in this offering.

Many factors, some of which are outside our control, may cause the market price of our Class A common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings, or those of other companies in our industry, compared to market expectations;

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conditions that impact demand for our offerings and platform, including demand in our industry generally and the performance of the third parties through whom we conduct significant parts of our business;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	the market’s reaction to our reduced disclosure and other requirements as a result of being treated as an “emerging growth company” under the JOBS Act;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	changes in our board of directors, senior management, or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges, or sales of our capital stock;

•	changes in our dividend policy;

•	adverse resolution of new or pending litigation, or other claims against us; and

•

changes in general market, economic, and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, global pandemics, acts of war, and responses to such events.

As a result, volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price, or at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

One or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and Coatue Management LLC, who are all existing investors in the Company, have indicated an interest in purchasing up to an aggregate of $125 million each (up to $375 million in the aggregate) in shares of our Class A common stock in this offering at the initial public offering price. The shares of Class A common stock purchased by such investors will be subject to a lock-up agreement substantially consistent with the lock-up agreement signed by our existing stockholders and described in the section titled “Underwriting.” Because this indication of interest is not a binding agreement or commitment to purchase, one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and/or Coatue Management LLC may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and/or Coatue Management LLC. If such funds are allocated all or a portion of the shares in which it has indicated an interest in this offering or more, and purchase any such shares, such purchase could reduce the available public float for our shares if such entities hold these shares long term.

The dual class structure of our common stock will have the effect of concentrating voting control with Thrive Capital and our Co-Founders for the foreseeable future, which will limit the ability of our other investors to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Upon completion of this offering, our Class B common stock will have 20 votes per share, and our Class A common stock will have one vote per share. Following this offering, and without giving effect to any purchases that may be made through our directed share program or otherwise in this offering, the holders of our outstanding Class B common stock, which consist of Thrive Capital and our Co-Founders, will beneficially own 19.0% of our outstanding capital stock and hold 82.4% of the voting power of our outstanding capital stock (or 18.5% and 81.9%, respectively, if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Thrive Capital and Joshua Kushner (as the sole managing member of the Thrive General Partners), in particular, will beneficially own 16.0% of our outstanding capital stock and hold 75.4% of the voting power of our outstanding capital stock immediately following this offering (or 15.6% and 74.9%, respectively, if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Because of the 20-to-one voting ratio between our Class B common stock and Class A common stock, the holders of Class B common stock, in particular Thrive Capital and Joshua Kushner (as the sole managing member of the Thrive General Partners), collectively will control over a majority of the combined voting power of all of our Class A common stock and Class B common stock and therefore will be able to control all matters submitted to our stockholders for approval until a significant portion of such shares of outstanding Class B common stock have been converted to shares of Class A common stock as further described in “Description of Capital Stock.” This concentrated control will limit or preclude the ability of our other investors to influence corporate matters for the foreseeable future. For example, Thrive Capital and our Co-Founders will have sufficient voting power to determine the outcome with respect to elections of directors, amendments to our certificate of incorporation, amendments to our bylaws that are subject to a stockholder vote, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans, and approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval for the foreseeable future. In addition, this concentrated control may also prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. This control may also adversely affect the market price of our Class A common stock.

Because Thrive Capital’s and our Co-Founders’ interests may differ from those of our other stockholders, actions that Thrive Capital and our Co-Founders take with respect to us, as significant stockholders, may not be favorable to our other stockholders, including holders of our Class A common stock.

Thrive Capital and its affiliates engage in a broad spectrum of activities. In the ordinary course of its business activities, Thrive Capital and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders. Thrive Capital or one of its affiliates may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Thrive Capital may have an interest in us pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. See “Description of

Capital Stock—Corporate Opportunities.”

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions. As among the individual holders of Class B common stock, the conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term (and decreasing the relative voting power of those holders of Class B common stock who transfer their shares). See “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

We cannot predict the effect our dual class structure may have on the market of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or in other adverse consequences. For example, certain index providers, such as S&P Dow Jones, have announced restrictions on including companies with multiple-class share structures in certain of their indices, including the S&P 500. Accordingly, our dual class share structure would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual class structure of our common stock, we will likely be excluded from certain indices and we cannot assure that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We anticipate incurring substantial stock-based compensation expense related to the Founders Awards, which may have an adverse effect on our financial condition and results of operations and may result in substantial dilution.

In light of the 6,344,779 long-term performance-based RSUs, or PSUs, that have been granted in connection with this offering, which we refer to as the Founders Awards, we anticipate that we will incur substantial stock-based compensation expenses and may expend substantial funds to satisfy tax withholding and remittance obligations related to the Founders Awards.

The Founders Awards will be effective upon the completion of this offering. Mr. Schlosser’s Founders Award consists of PSUs that cover 4,229,853 shares of Class A common stock, and Mr. Kushner’s Founders Award consists of PSUs that cover 2,114,926 shares of Class A common stock. Each Founders Award will be eligible to vest based on the achievement of five pre-determined stock price goals ranging from $90.00 to $270.00 per share over a seven-year period following the closing of this offering. Half of each Founders Award will become earned based on the achievement of such stock price goals (measured as a volume-weighted average stock price over 180 days) at any time between the second and seventh anniversaries of the closing of this offering. The remaining half of each Founders Award also will become earned based on achieving the same stock price goals, but the period for measuring the achievement of those goals will be scaled between the second and seventh anniversaries of the closing of this offering. Any PSUs that become earned PSUs will vest on an applicable vesting date between the third and seventh anniversaries of the closing of this offering. Any PSUs that do not vest prior to or on the seven-year anniversary of the grant date automatically will be terminated without consideration. The PSUs are subject to certain vesting acceleration terms. For additional information regarding the Founders Awards, please see the section titled “Executive Compensation.” We will record substantial stock-compensation expense for the Founders Awards. The aggregate grant date fair value of the Founders Awards is estimated to be $94.2 million, which we estimate will be recognized as compensation expense over a weighted average period of 4.59 years.

In addition, any PSUs subject to the Founders Awards that are earned and vest will be settled in shares of Class A common stock as soon as practicable after becoming vested. As a result, a potentially large number of shares of Class A common stock will be issuable if the applicable vesting conditions are satisfied, which would dilute your ownership of us.

We will be a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Thrive Capital and Joshua Kushner (as the sole managing member of the Thrive General Partners) will control approximately 75.4% of the combined voting power of our outstanding capital stock (or 74.9% if the underwriters exercise their option to purchase additional shares in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our nominating and corporate governance and compensation committees.

Following this offering, we do not intend to rely on these exemptions, except for the exemption from the requirement that each of our nominating and corporate governance committee and compensation committee be composed entirely of independent directors. However, as long as we remain a “controlled company,” we may elect in the future to take advantage of any of these other exemptions. As a result of any such election, our board of directors may not have a majority of independent directors, our compensation committee may not consist entirely of independent directors, and our directors may not be nominated or selected by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We do not intend to pay dividends on our Class A common stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors, subject to applicable laws, and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. Any such decision also will be subject to compliance with contractual restrictions and covenants in the agreements governing our current indebtedness. In addition, our ability to pay dividends in the future depends on the earnings and distributions of funds from our health insurance subsidiaries. Applicable state insurance laws restrict the ability of such health insurance subsidiaries to declare stockholder dividends and require our health insurance subsidiaries to maintain specified levels of statutory capital and surplus. The Revolving Loan Facility contains restrictions on our ability to pay dividends. Moreover, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our Class A common stock. As a result, you may have to sell some or all of your Class A common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends could also adversely affect the market price of our Class A common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our Amended Charter will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the powers, designations, preferences, and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, of the shares of preferred stock and to fix the number of shares constituting any series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and may materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Future sales and issuances of our Class A common stock or rights to purchase our Class A common stock, including pursuant to our equity incentive plans, or other equity securities or securities convertible into our Class A common stock, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Class A common stock issued or reserved for issuance under the 2012 Plan, 2021 Plan, and ESPP. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares issued pursuant to or registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our Class A common stock, Class B common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our Class A common stock or securities convertible into our Class A common stock would dilute your ownership of us, and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, based on the shares outstanding as of December 31, 2020, we will have a total of 168,026,429 shares of our Class A common stock outstanding (or 173,582,582 shares if the underwriters exercise their over-allotment option in full) and 35,115,807 shares of Class B common stock outstanding.

All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” The remaining outstanding shares of Class A common stock held by our existing owners after this offering will be subject to certain restrictions on resale.

We, our executive officers, directors, and the holders of substantially all of our outstanding stock will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them until the earlier of 180 days following the date of this prospectus and the opening of trading on the second trading day immediately following our public release of earnings for the second quarter following the most recent period for which financial statements are included in this prospectus, as further described in “Shares Eligible for Future Sale.” Notwithstanding the foregoing, as further described in the section titled “Shares Eligible for Future Sale,” (A) up to 2,856,893 shares of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock held by Employee Stockholders (as defined in the section titled “Shares Eligible for Future Sale”) may be sold for a 7-trading day period beginning at the commencement of trading on the first trading day on which our Class A common stock is traded on the NYSE, and (B) up to an additional 2,856,893 shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock held by Employee Stockholders, plus any shares eligible for sale during the window described in clause (A) above that were not previously sold, may be sold beginning at the opening of trading on the second trading day immediately following our public release of earnings for the first quarter following the most recent period for which financial statements are included in this prospectus, provided that the closing price of our Class A common stock on NYSE is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus for the periods described in the section titled “Underwriting.”

Upon the expiration of the lock-up agreements described above, substantially all such shares will be eligible for resale in the public market subject, in the case of shares held by our affiliates, to volume, manner of sale, and other limitations described in “Shares Eligible for Future Sale.” Goldman Sachs & Co. LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of such restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors, and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A common stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011, and whose annual net revenues are less than $1.07 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.07 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.07 billion in nonconvertible debt; and

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. For so long as we are an “emerging growth company,” we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b);

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•	be exempt from the requirement of the PCAOB regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

The obligations associated with being a public company require significant resources and management attention, and we have and will continue to incur increased costs as a result of becoming a public company.

After completion of this offering, as a public company, we will face increased legal, accounting, administrative, and other costs and expenses that we did not incur as a private company, and which have not been reflected in our historical consolidated financial statements included elsewhere in this prospectus. We have already started to incur, and expect to continue to incur, significant costs related to operating as a public company. Upon the completion of this offering, we will be subject to the Exchange Act, the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB, and the rules and standards of the NYSE, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to, among others:

•	prepare, file, and distribute annual, quarterly, and current reports with respect to our business and financial condition;

•	prepare, file, and distribute proxy statements and other stockholder communications;

•	expand the roles and duties of our Board and committees thereof, and management;

•	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants to assist us with the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	comply with our exchange’s listing standards; and

•	comply with the Sarbanes-Oxley Act.

These rules and regulations and changes in laws, regulations, and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, have and will continue to increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements has and will continue to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, financial condition, and results of operations. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition, and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

We also expect that being a public company and complying with applicable rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage, or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees, or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting, and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act and, consequently, will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer treated as an “emerging growth company.” We could potentially qualify as an “emerging growth company” until as late as the fifth anniversary of the completion of this offering.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, and our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, and material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our Class A common stock price and adversely affect our business, financial condition, and results of operations. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the exchange upon which our securities are listed or other regulatory authorities, which would require additional financial and management resources.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and depress the market price of our Class A common stock.

Our Amended Charter, Amended Bylaws, and Delaware law contain, or will contain, provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Among others, our Amended Charter and Amended Bylaws will include the following provisions:

•	a dual class structure that provides our holders of Class B common stock with the ability to control the outcome of matters requiring stockholder approval;

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders;

•	a forum selection clause, which means certain litigation can only be brought in Delaware;

•	no authorization of cumulative voting, which limits the ability of minority stockholders to elect director candidates;

•	certain amendments to our certificate of incorporation will require the approval of two-thirds of the then outstanding voting power of our capital stock, voting as a single class;

•	amendments to our bylaws by our stockholders will require the approval of two-thirds of the then outstanding voting power of our capital stock, voting as a single class;

•

the authorization of undesignated or “blank check” preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders and which may be used to create a “poison pill”;

•	newly created directorships are filled by a majority of directors then in office; and

•	the approval of two-thirds of the then outstanding voting power of our capital stock, voting as a single class, is required to remove a director.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, or the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations for a period of 3 years following the time that such stockholder became an interested stockholder, unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding certain shares) or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not owned by such interested stockholder.

The insurance laws in most states requires regulatory review and approval of a change in control of our domestic insurers. “Control” generally means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of an insurer, whether through the ownership of voting securities, by contract, or otherwise. The state statutes usually presume that control exists if a person or company, directly or indirectly, owns, controls, or holds with the power to vote ten percent (10%) or more of the voting securities of an insurer or a parent company, but some states may presume control at a lower percentage. This presumption can then be rebutted by a showing that control does not exist. Accordingly, a change in control could trigger regulatory review and approval in one or more states in which we operate.

Any provision of our Amended Charter, Amended Bylaws, Delaware law, or applicable state insurance law that has the effect of delaying, preventing, or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our Amended Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Amended Charter will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action, suit, or proceeding brought on our behalf; (b) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or to our stockholders, creditors, or other constituents; (c) any action, suit, or proceeding asserting a claim arising pursuant to the DGCL, our Amended Charter or Amended Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit, or proceeding asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Our Amended Charter will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former directors, officers, or other employees or stockholders, which may discourage such lawsuits against us and our current or former directors, officers, and other employees or stockholders. Alternatively, if a court were to find the choice of forum provisions contained in our Amended Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations.

An active trading market for our Class A common stock may never develop or be sustained.

Although our Class A common stock has been approved for listing on the NYSE, an active trading market for our Class A common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. If an active trading market for our Class A common stock does not develop or is not maintained, the liquidity of our Class A common stock, your ability to sell your shares of our Class A common stock when desired, and the prices that you may obtain for your shares of Class A common stock will be adversely affected.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable to attract research coverage, and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our Class A common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our Class A common stock could decline.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the market price of our Class A common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus, and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

Investors in this offering will experience immediate and substantial dilution of $30.35 per share.

Based on the initial public offering price of $39.00 per share, purchasers of our Class A common stock in this offering will experience immediate and substantial dilution of $30.35 per share in the pro forma as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of December 31, 2020 after giving effect to this offering would be $8.65 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution if options, RSUs, or other rights to purchase our Class A common stock and Class B common stock that are outstanding or that we may issue in the future are exercised, vest, or are converted or we issue additional shares of our Class A common stock or Class B common stock at prices lower than our net tangible book value at such time. See “Dilution.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, including, among others, statements regarding the offering, expected growth, and future capital expenditures are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	the impact of COVID-19 on global markets, economic conditions, the healthcare industry and our results of operations, and the response by governments and other third parties;

•	failure to retain and expand our member base;

•	failure to execute our growth strategy;

•	failure to maintain or enter into new partnerships or collaborations with healthcare industry participants;

•	negative publicity, unfavorable shifts in member perception of our digital platform or other member service channels;

•	inability to achieve or maintain profitability in the future;

•	changes in federal or state laws or regulations, including changes with respect to the ACA and any regulations enacted thereunder;

•

failure to accurately estimate our incurred claims expenses or effectively manage our claims costs or related administrative costs, including as a result of fluctuations in medical utilization rates due to the impact of COVID-19;

•	failure to comply with ongoing regulatory requirements and applicable performance standards, including as a result of our participation in government-sponsored programs, such as Medicare;

•	changes or developments in the health insurance markets in the United States, including passage and implementation of a law to create a single-payer or government-run health insurance program;

•	failure to comply with applicable privacy, security, and data laws, regulations, and standards;

•

loss of key in-network providers or an inability to maintain good relations with the physicians, hospitals, and other providers within and outside our provider networks, or to arrange for the delivery of quality care;

•	unfavorable or otherwise costly outcomes of lawsuits and claims that arise from the extensive laws and regulations to which we are subject;

•	unanticipated results of risk adjustment programs;

•	delays in our receipt of premiums;

•	disruptions or challenges to our relationship with the Oscar Medical Group;

•	cyber-security breaches of our and our partners’ information and technology systems;

•	unanticipated changes in population morbidity and large-scale changes in health care utilization; and

•	the other factors set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $1.3 billion (or approximately $1.5 billion if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based upon the initial public offering price of $39.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of Class A common stock offered by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. We expect to use approximately $167 million of the net proceeds of this offering to repay in full outstanding borrowings, including fees and expenses, under our Term Loan Facility, under which $150.0 million in principal amount was outstanding and which had an interest rate of adjusted LIBOR plus 11.75% as of December 31, 2020. The Term Loan Facility matures on October 30, 2024 and the proceeds from such facility were used for general corporate purposes. The remaining net proceeds from this offering will be used for general corporate purposes, including to fund our growth (including capital contributions to our health insurance subsidiaries), technology development, working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. As of the date of this prospectus, other than repayment of indebtedness under our Term Loan Facility, we do not have a specific plan for the net proceeds to us from this offering and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. We will have broad discretion in the way that we use the net proceeds of this offering. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively” for additional information.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital and surplus requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Additionally, we are a holding company that transacts a majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders is largely dependent on receipt of dividends and other distributions from our subsidiaries. Applicable insurance laws restrict the ability of our health insurance subsidiaries to declare stockholder dividends and require our health insurance subsidiaries to maintain specified levels of statutory capital and surplus. Regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our health insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. See “Business—Government Regulation—State Regulation of Insurance Companies and HMOs.” In addition, some of our health insurance subsidiaries may have entered into specific commitments not to pay dividends.

Our ability to pay dividends is also restricted by the terms of the Revolving Loan Facility, any future credit agreement or any future debt, or preferred equity securities of us or our subsidiaries. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We do not intend to pay dividends on our Class A common stock for the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2020 on:

•	an actual basis;

•

a pro forma basis to give effect to (i) the Preferred Stock Conversion, (ii) the Series B Conversion, (iii) the Reclassification, (iv) the filing and effectiveness of our Amended Charter, (v) the exercise of Warrants and Call Options, and (vi) the Stock Split, in each case as if such event had occurred on December 31, 2020; and

•

a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described in the preceding clause, (ii) the issuance and sale of Class A common stock in this offering at the initial public offering price of $39.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the application of the net proceeds therefrom as described under “Use of Proceeds,” and (iv) the issuance of 429,308 shares of our Class A common stock upon the exercise of options by certain selling stockholders in connection with the sale of shares in this offering, including aggregate proceeds of $2.7 million received by us in connection with the exercise of such options.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2020
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$826,326	$826,326	$1,995,473

Indebtedness
Term Loan Facility(1)	$142,487	$142,487	—
Revolving Loan Facility(2)	—	—	—
Convertible preferred stock, par value $0.00001; 407,156,831 shares authorized, actual and 400,904,302 shares issued and outstanding, actual; no shares authorized, pro forma and no shares issued and outstanding, pro forma; no shares authorized, pro forma as adjusted and no shares issued and outstanding, pro forma as adjusted	1,744,911	—	—
Total (deficit) equity(3):
Stockholders’ (deficit) equity:
Preferred stock, par value $0.00001; no shares authorized, actual and no shares issued and outstanding, actual; 82,500,000 shares authorized, pro forma and no shares issued and outstanding, pro forma; 82,500,000 shares authorized, pro forma as adjusted and no shares issued and outstanding, pro forma as adjusted	—	—	—
Class A Common stock, $0.00001 par value; no shares authorized, actual and no shares issued and outstanding, actual; 825,000,000 shares authorized, pro forma and 130,985,403 shares issued and outstanding, pro forma; 825,000,000 shares authorized, pro forma as adjusted and 168,026,429 shares issued and outstanding, pro forma as adjusted	—	1	1
Class B Common stock, $0.00001 par value; no shares authorized, actual and no shares issued and outstanding, actual; 82,500,000 shares authorized, pro forma and 35,335,579 shares issued and outstanding, pro forma; 82,500,000 shares authorized, pro forma as adjusted and 35,115,807 shares issued and outstanding, pro forma as adjusted	—	—	—

	As of December 31, 2020
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share and per share data)
Series A common stock, $0.00001 par value; 680,000,000 shares authorized, actual and 24,875,753 shares issued and outstanding, actual; no shares authorized, pro forma and no shares issued and outstanding, pro forma; no shares authorized, pro forma as adjusted and no shares issued and outstanding, pro forma as adjusted	1	—	—
Series B common stock, $0.00001 par value; 69,487,963 shares authorized, actual and 69,487,963 shares issued and outstanding, actual; no shares authorized, pro forma and no shares issued and outstanding, pro forma; no shares authorized, pro forma as adjusted and no shares issued and outstanding, pro forma as adjusted	1	—	—
Series C common stock, $0.00001 par value; 10,000,000 shares authorized, actual and no shares issued and outstanding, actual; no shares authorized, pro forma and no shares issued and outstanding, pro forma; no shares authorized, pro forma as adjusted and no shares issued and outstanding, pro forma as adjusted	—	—	—
Treasury stock	(2,923)	(2,923)	(2,923)
Additional paid-in capital	133,255	1,912,369	3,248,063
Accumulated deficit	(1,427,106)	(1,446,304)	(1,470,364)
Accumulated other comprehensive loss	879	879	879

Total stockholders’ (deficit) equity	(1,295,893)	464,022	1,775,656

Total capitalization	$591,505	$606,509	$1,775,656

(1)

Net of $7.5 million of original discount and debt issuance costs. We expect to use approximately $167 million of the net proceeds of this offering to repay in full outstanding borrowings, including fees and expenses, under the Term Loan Facility. In connection with repayment of the Term Loan Facility, we will pay a prepayment premium equal to 6.50% of the principal amount of the Term Loan Facility plus accrued and unpaid interest through the six-month anniversary of the closing date of the Term Loan Facility.

(2)

On February 21, 2021, we entered into the Revolving Loan Facility, in the aggregate principal amount of $200.0 million. See “Description of Certain Indebtedness—Revolving Loan Facility.” Our initial borrowings under the Revolving Loan Facility are conditioned upon, among other things, (i) the consummation of this offering that results in at least $800 million of net proceeds to us, (ii) the repayment in full of the Term Loan Facility and (iii) the execution of customary security documentation.

(3)

Actual share amounts do not give effect to the Stock Split to be effected after the effectiveness of the Registration Statement of which this prospectus forms a part and prior to the closing of this offering.

The number of shares of our Class A common stock and Class B common stock that will be outstanding upon the completion of this offering is based on 131,414,711 shares of our Class A common stock and 35,335,579 shares of our Class B common stock outstanding, in each case, as of December 31, 2020, after giving effect to the Preferred Stock Conversion, the Series B Conversion, the exercise of the Warrants and Call Options, and the Reclassification described below, and includes 429,308 shares of Class A common stock to be issued to the selling stockholders upon the exercise of options in connection with the sale of such shares in this offering.

The number of shares of Class A common stock and Class B common stock to be outstanding upon completion of this offering excludes:

•

33,958,817 shares of Class A common stock and 6,534,129 shares of Class B common stock, in each case issuable upon exercise of stock options outstanding as of December 31, 2020 pursuant to the 2012 Plan with weighted average exercise prices of $9.57 per share and $7.82 per share, respectively, except for 429,308 shares of Class A common stock to be issued upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering;

•	1,555,666 shares of Class A common stock issuable in connection with the vesting and settlement of RSUs outstanding as of December 31, 2020, pursuant to our 2012 Plan;

•

2,008,638 shares of Class A common stock available for issuance pursuant to our 2012 Plan as of December 31, 2020, which will become available for issuance pursuant to the 2021 Plan upon such plan’s effectiveness (which includes (i) 108,666 shares of Class A common stock issuable in connection with the vesting and settlement of RSUs that were granted after December 31, 2020, pursuant to our 2012 Plan, and (ii) 699,475 shares of Class A common stock issuable upon exercise of stock options granted after December 31, 2020 pursuant to the 2012 Plan);

•

282,657 shares of Class A common stock issuable in connection with the vesting and settlement of IPO RSUs granted pursuant to the 2021 Plan to employees, named executive officers and directors, which awards will become effective in connection with the completion of this offering;

•

6,344,779 shares of Class A common stock issuable in connection with the vesting and settlement of RSUs that were granted to our Co-Founders pursuant to the 2021 Plan and will become effective in connection with the completion of this offering, which we refer to collectively as the Founders Awards (see “Executive and Director Compensation” for additional information regarding the Founders Awards);

•

13,865,995 shares of Class A common stock and Class B common stock that will become available for future issuance pursuant to the 2021 Plan (which, for the avoidance of doubt, excludes the Founders Awards and the IPO RSUs), which will become effective in connection with this offering (and which excludes any potential annual evergreen increases pursuant to the terms of the 2021 Plan);

•

4,098,686 shares of Class A common stock that will become available for future issuance pursuant to the ESPP which will become effective in connection with this offering (and which excludes any potential annual evergreen increases pursuant to the terms of the ESPP); and

•

291,447 shares of Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock that were granted to certain consultants with a weighted-average exercise price of $0.96 per share.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Dilution in pro forma as adjusted net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after completion of this offering.

As of December 31, 2020, our historical net tangible book value (deficit) was $(1,314) million, or $(13.92) per share of common stock (without giving effect to the Stock Split). Historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of common stock outstanding as of December 31, 2020.

As of December 31, 2020, our pro forma net tangible book value was $446.1 million, or $2.68 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our Class A common stock and Class B common stock outstanding as of December 31, 2020 after giving effect to (i) the Preferred Stock Conversion, (ii) the Series B Conversion, (iii) the Reclassification, (iv) the filing and effectiveness of our Amended Charter, (v) the exercise of the Warrants and Call Options, and (vi) the Stock Split, in each case as if such event occurred on December 31, 2020.

After giving further effect to (i) the issuance and sale by us of 36,391,946 shares of our Class A common stock in this offering at the initial public offering price of $39.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the net proceeds therefrom as set forth under “Use of Proceeds,” and (iii) the issuance of 429,308 shares of our Class A common stock upon the exercise of options by certain selling stockholders in connection with the sale of shares in this offering, including aggregate proceeds of $2.7 million received by us in connection with the exercise of such options, our pro forma as adjusted net tangible book value as of December 31, 2020, would have been $1,757.8 million, or $8.65 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $5.97 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $30.35 per share to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share of Class A common stock		$39.00
Pro forma net tangible book value per share as of December 31, 2020	2.68
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering and the exercise of options by certain selling stockholders in connection with this offering	5.97

Pro forma as adjusted net tangible book value per share immediately after this offering		8.65

Dilution in pro forma as adjusted net tangible book value per share to new Class A common stock investors in this offering		$30.35

The following table presents, on a pro forma as adjusted basis as of December 31, 2020, after giving effect to the pro forma adjustments described above, the difference between the existing stockholders of our Class A common stock and Class B common stock and the investors purchasing shares of our Class A common stock in this offering with respect to the number of shares of our Class A common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average price per Share
Existing stockholders	166,750,290	82%	$1,782,419,949	56%	$10.69
New investors	36,391,946	18%	1,419,285,894	44%	39.00

Total	203,142,236	100%	$3,201,705,843	100%	$15.76

If the underwriters exercise in full their option to purchase 5,556,153 additional shares of our Class A common stock in this offering, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $9.41 per share and the dilution to new investors in this offering would be $29.59 per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase by approximately 5,556,153 shares of our Class A common stock, or approximately 3% of the total number of shares of our Class A common stock outstanding after this offering.

The number of shares of our Class A common stock and Class B common stock that will be outstanding upon the completion of this offering is based on 131,414,711 shares of our Class A common stock and 35,335,579 shares of our Class B common stock outstanding, in each case, as of December 31, 2020, after giving effect to the Preferred Stock Conversion, the Series B Conversion, the Reclassification, the exercise of the Warrants and Call Options, and the Stock Split, and includes the 429,308 shares of Class A common stock to be issued to the selling stockholders upon the exercise of options in connection with the sale of such shares in this offering.

The number of shares of Class A common stock and Class B common stock to be outstanding upon completion of this offering excludes:

•

33,958,817 shares of Class A common stock and 6,534,129 shares of Class B common stock, in each case issuable upon exercise of stock options outstanding as of December 31, 2020 pursuant to the 2012 Plan with weighted average exercise prices of $9.57 per share and $7.82 per share, respectively, except for 429,308 shares of Class A common stock to be issued upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering;

•	1,555,666 shares of Class A common stock issuable in connection with the vesting and settlement of RSUs outstanding as of December 31, 2020, pursuant to our 2012 Plan;

•

2,008,638 shares of Class A common stock available for issuance pursuant to our 2012 Plan as of December 31, 2020, which will become available for issuance pursuant to the 2021 Plan upon such plan’s effectiveness (which includes (i) 108,666 shares of Class A common stock issuable in connection with the vesting and settlement of RSUs that were granted after December 31, 2020, pursuant to our 2012 Plan, and (ii) 699,475 shares of Class A common stock issuable upon exercise of stock options granted after December 31, 2020 pursuant to the 2012 Plan);

•

282,657 shares of Class A common stock issuable in connection with the vesting and settlement of IPO RSUs granted pursuant to the 2021 Plan to employees, named executive officers and directors, which awards will become effective in connection with the completion of this offering;

•

6,344,779 shares of Class A common stock issuable in connection with the vesting and settlement of RSUs that were granted to our Co-Founders pursuant to the 2021 Plan and will become effective in connection with the completion of this offering, which we refer to collectively as the Founders Awards (see “Executive and Director Compensation” for additional information regarding the Founders Awards);

•

13,865,995 shares of Class A common stock and Class B common stock that will become available for future issuance pursuant to the 2021 Plan (which, for the avoidance of doubt, excludes the Founders Awards and the IPO RSUs), which will become effective in connection with this offering (and which excludes any potential annual evergreen increases pursuant to the terms of the 2021 Plan);

•

4,098,686 shares of Class A common stock that will become available for future issuance pursuant to the ESPP which will become effective in connection with this offering (and which excludes any potential annual evergreen increases pursuant to the terms of the ESPP); and

•

291,447 shares of Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock that were granted to certain consultants with a weighted-average exercise price of $0.96 per share.

To the extent any options, warrants or RSUs are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity, as Class A common stock, or other securities that are convertible into our Class A common stock, such as convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present the selected consolidated financial data for Oscar Health, Inc. and its subsidiaries. We have derived the selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of the results that may be expected in the future.

	Year ended December 31,
	2019	2020
	(in thousands, except share and per share data)
Consolidated Statement of Operations:
Revenue:
Premiums before ceded reinsurance	$1,041,145	$1,672,339
Reinsurance premiums ceded	(572,284)	(1,217,304)

Premiums earned	468,861	455,035
Investment income and other revenue	19,327	7,766

Total revenue	488,188	462,801
Operating expenses:
Claims incurred, net	408,259	309,353
Other insurance costs	167,851	216,534
General and administrative expenses	110,682	166,655
Federal and state assessments	48,170	81,458
Health insurance industry fee	—	19,251
Premium deficiency reserve expense	12,615	71,816

Total operating expenses	747,577	865,067
Loss from operations	(259,389)	(402,266)
Interest expense	—	3,514

Loss before income tax expense	(259,389)	(405,780)
Income tax expense	1,793	1,045

Net loss	(261,182)	(406,825)
Other comprehensive income—net of tax
Unrealized gain on investments	17	906

Comprehensive loss	$(261,165)	$(405,919)

Net loss per share attributable to common stockholders, basic and Diluted (without giving effect to the Stock Split)(1)	$(3.02)	$(4.72)
Weighted-average common shares outstanding, basic and diluted (without giving effect to the Stock Split)(1)	86,439,407	87,790,273
Consolidated Balance Sheet:
Cash and cash equivalents	$336,644	$826,326
Short-term investments	333,753	366,387
Total assets	1,346,914	2,272,106
Total liabilities	996,308	1,823,088
Convertible preferred stock	1,295,744	1,744,911
Total stockholders’ (deficit) equity	(945,138)	(1,295,893)

(1)

See note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation and calculation of historical earnings per share, basic and diluted. Historical earnings per share, basic and diluted, and historical weighted-average common shares outstanding, basic and diluted, are each presented in this table without giving effect to the Stock Split. After giving effect to the Stock Split, historical earnings per share, basic and diluted, will be $(9.06) for the year ended December 31, 2019 and $(14.16) for the year ended December 31, 2020, and historical weighted average common shares outstanding, basic and diluted, will be 28,813,135 for the year ended December 31, 2019 and 29,263,424 for the year ended December 31, 2020, in each case as if the Stock Split had occurred at the beginning of the earliest period presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Oscar is the first health insurance company built around a full stack technology platform and a relentless focus on serving our members. We started Oscar over eight years ago to create the kind of health insurance company we would want for ourselves—one that behaves like a doctor in the family, helping us navigate the health care system in our moments of greatest need. In the years since, we have built a suite of services that permit us to earn our members’ trust, leverage the power of personalized data, and help our members find quality care they can afford. We call this our member engagement engine, and it is powered by a differentiated full stack technology platform that will allow us to continue to innovate like a technology company and not a traditional insurer in the years ahead. As we continue to bring the Oscar experience to new members, new states, and new markets, our goal will remain the same: to build engagement, earn trust, and help our members live healthier lives.

Our experience over the past few years tells us that our strategy is working and that there is substantial demand for the member-first experience that Oscar was founded to create. We have grown our membership to 529,000 members as of January 31, 2021, representing a CAGR of 59% since 2017, while keeping insurance premiums affordable for our members and maintaining industry-leading engagement, trust, and member satisfaction metrics. Our use of quota share reinsurance arrangements has helped us grow in a sustainable and capital-efficient manner. We have achieved approximately 10% market share based upon membership across the counties we serve in the Individual market. Simultaneously, we have extended our offerings into new insurance markets, including Small Group and Medicare Advantage. In parallel, we have been able to meaningfully lower our MLR by 12 points from the year ended December 31, 2017 to the year ended December 31, 2020, to a healthy and economically sustainable level of 84.7%. We have also been able to drive our InsuranceCo Administrative Expense Ratio lower, from over 50% in 2017 to 26.1% in 2020, with increased scale and technological efficiencies. Throughout this period, we have continued to enhance our members’ experience by consistently deploying new features that help simplify and improve their health care journey. As a result, some of the most sophisticated participants in the health care ecosystem have recognized the power of our full stack technology platform and have formed innovative partnerships with us.

For the years ended December 31, 2019 and 2020, after taking into account reinsurance premiums ceded, premiums earned were $468.9 million and $455.0 million, respectively. Additionally, our members generated $1,325.8 million and $2,287.3 million of direct policy premiums for the years ended December 31, 2019 and 2020, respectively, an increase from $390.7 million for the year ended December 31, 2017, representing a CAGR of 80% between 2017 and 2020. There can be no assurance that such premium growth will continue. In 2020, we achieved an MLR of 84.7%, as compared to an MLR of 87.6% in 2019. For the years ended December 31, 2019 and 2020, due to our continued investment in our technology, product development, and market expansion, we generated a net loss of $261.2 million and $406.8 million, respectively, and Adjusted EBITDA losses of $222.2 million and $402.4 million, respectively. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for more information and for a reconciliation of non-GAAP metrics to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our Business Model

Our business model is built around our member engagement engine and full stack technology platform, which drive high engagement and trust among our members, collect and integrate data to produce real-time personalized insights, and help our members find high quality care options, including innovative virtual care solutions that we develop in partnership with the Oscar Medical Group. We believe the investments we have made to date lead to better outcomes and a better experience for our members, and that our competitors will not be able to replicate our differentiated suite of services without access to a full stack technology platform such as ours. As we continue to invest in our technology, we expect the following impact:

1.

Continued Membership Growth:     We believe our member engagement engine will attract and retain members across our existing and new products over time. Additionally, our members who engage more frequently with their dedicated Care Teams have higher retention rates than our non-engaged members, which should drive increasing retention rates over time. We have a significant opportunity to expand our offerings beyond our current geographic and insurance market footprint as well as grow share in our existing offerings. We have a proven track record of success in growing our membership. Out of the 15 states we served as of December 31, 2020, we expanded to 12 of those states in the preceding three years. The following tables set forth our members by state and insurance market as of December 31, 2019 and 2020.

Member by State

	As of December 31,
	2019	2020
Arizona	1,775	4,344
California	55,914	103,834
Colorado	—	1,221
Florida	29,667	115,171
Georgia	—	426
Kansas	—	327
Michigan	592	2,059
Missouri	—	934
New Jersey	14,862	12,936
New York	51,296	39,275
Ohio	14,723	16,238
Pennsylvania	—	3,283
Tennessee	9,805	8,126
Texas	51,184	93,164
Virginia	—	706

Total	229,818	402,044

Member by Offering

	As of December 31,
	2019	2020
Individual and Small Group	229,818	400,120
Medicare Advantage	—	1,924

Total	229,818	402,044

Our membership increased 75% to 402,044 as of December 31, 2020 compared to 229,818 as of December 31, 2019. There are a number of drivers that caused our membership to increase by 75% over this period, including (i) geographic expansion within our existing states, (ii) geographic expansion to new states, and (iii) improvement in our competitive position within our existing markets. Specifically, we grew our geographic presence in Florida and Texas between 2019 and 2020 to offer Individual plans in more counties, which drove increased membership in those states. This growth in geographic presence included expansion into large metropolitan areas like Miami in Florida and Dallas and Houston in Texas. Additionally, we entered six new states in 2020: Colorado, Georgia, Kansas, Missouri, Pennsylvania, and Virginia. Finally, in California, our competitive position improved in key geographies between 2019 and 2020, which drove more individuals to buy our plans in Southern California. Separately, we entered the Medicare Advantage market in 2020 and had 1,924 members in this market as of December 31, 2020.

From time to time, our membership in particular states may contract. For example, our membership in New Jersey, New York, and Tennessee decreased as of December 31, 2020, as compared to our membership levels in those states as of December 31, 2019. Whether we experience membership growth or contraction in a given state depends on numerous factors, including our premium rates as compared to those of our competitors, in each case, as approved by state regulators, and other factors, such as plan design and provider network changes that impact the desirability of our health plans to consumers. We expect our overall geographic expansion in new and existing states as well as improvements in our competitive position within existing markets to continue to offset limited declines in membership in certain states.

2.

Improved Unit Economics:     Our technology investments and scale have helped us meaningfully reduce our MLR and administrative expense ratios over the past several years and we expect they will continue to do so. Specifically, we expect many elements of our member engagement engine and full stack technology platform, including our real-time interventions and virtual care will help us achieve a better MLR over time. We also expect other elements of our platform, including our modern claims system, will drive administrative efficiencies over time. Finally, we expect to achieve increased operating leverage as we scale our fixed costs over a growing membership base.

3.

Increased Platform Opportunities:     Recognition of our innovative model has already enabled partnerships with other payers and providers in which health plans and products are powered by our platform. The attractive economics of these deals often include both risk-sharing and/or fee-based compensation for use of our innovative technology. In the future, we may continue to pursue such deals, including through fee-based licensing arrangements involving our integrated platform and engine or modules thereof. We believe the health care of the future is consumer-oriented, digitally-enabled, data-driven, and value-conscious and that we are well-positioned to power stakeholders in that future.

Our revenue largely consists of premiums that we receive from our members, which we receive as a fixed amount PMPM. In each of the three insurance markets we serve—Individual, Small Group,

and Medicare Advantage—we establish our PMPM premium rates on either an annual or quarterly basis through a process of actuarial estimation and regulatory approval from state and/or federal agencies. Our estimates reflect a variety of factors, including our members’ expected utilization of medical services, expected member risk acuity, and expected non-benefit administrative expenses including distribution and personnel costs. Other revenue consists primarily of investment income. In the future, we may also derive fee-based as well as risk-sharing revenue from partnerships with other entities in the health care ecosystem.

Our use of reinsurance enables us to scale rapidly in a sustainable and capital-efficient manner and offers greater predictability in earnings in the event of unexpected significant fluctuations in our MLR. We cede a specified percent of our premiums and claims to our third-party reinsurers under a quota share reinsurance arrangement. In return, the reinsurers must meet the risk and capital requirements associated with the premiums we cede to them. Under our 2020 XOL reinsurance contracts, the reinsurer is paid to cover claims related losses over a $500,000 attachment point, which mitigates catastrophic risk.

Our claims incurred consists of costs of care for the health services incurred by our members including inpatient, outpatient, physician and pharmacy costs. These may also include amounts under risk-sharing agreements with some of our provider partners. The amount of these costs are impacted by our contracted unit costs and members’ utilization of such services. We believe our differentiated member engagement engine and full stack technology platform, including care routing, Care Team interventions, our evolving virtual care solutions, and our innovative plan designs should help lower these costs over time for us and our members. Our other insurance costs are comprised of fixed and variable costs associated with running our insurance subsidiaries. The operating costs of our subsidiaries consist of distribution and marketing costs to sell our plans, vendor costs, compensation and benefits, and taxes and fees. Our general and administrative expenses include development costs associated with building our technology and certain other administrative expenses. Our development costs are largely made up of employees in our product and engineering teams that are focused on extending the capabilities of our full stack technology platform.

Insurance Premiums

We generate a substantial majority of our total revenue from premiums we receive from serving members in the geographies in which we operate. Direct policy premiums are received on a PMPM basis from our members. For the years ended December 31, 2019 and 2020, 57% and 40% of our direct policy premiums, respectively, were collected directly from our members, while the rest were collected from the CMS as part of the APTC program, collectively referred to as direct policy premiums. We recognize premiums before ceded reinsurance revenue over the period that coverage is effective and bill our members on a monthly basis, with billings due at the beginning of the service period. CMS engages in a monthly reconciliation and payment process for its portion of direct policy premiums.

Individual and Small Group

The Individual market primarily consists of policies purchased by individuals and families through Health Insurance Marketplaces. The Small Group market consists of employees of companies with up to 50 full-time workers in most states and up to 100 full-time workers in California, Colorado, New York, and Vermont.

In the Individual market, our PMPM premium rates become applicable at the beginning of a calendar year and are developed during the prior year based on our estimates of a variety of factors, including our members’ utilization of medical services, the unit cost for such services, estimated member risk acuity, and non-benefit administrative expenses including distribution and personnel costs. In the Small Group market, the process is substantially similar except that in some states we may file rates on a quarterly basis. We offer health plans in the Individual market on exchange and off-exchange under the five “metal” plan categories—Catastrophic, Bronze, Silver, Gold, and Platinum. These differ based on the size of the monthly premium and the level of sharing of medical costs between Oscar and our members, with the Catastrophic and Bronze plans having the highest level of sharing. Both Individual and Small Group PMPM premium rates are required to be approved by applicable state and federal regulatory agencies in accordance with the ACA, as well as any premium rate changes by age, geography, and plan design, amongst others. Additionally, various federal and state laws have minimum MLR requirements. We elect to participate in a given Individual or Small Group market on an annual basis. In substantially all cases, our base premiums are subject to a risk adjustment based on the health status of our members relative to the overall health status of all individuals in a given state or market.

Medicare Advantage

We began providing plans in the Medicare Advantage program in 2020 to adults who are age 65 and older and eligible for traditional Medicare but who instead select coverage through a private market plan.

We enter into contracts with CMS under the Medicare Advantage program to provide health care benefits to Medicare beneficiaries. In exchange, we receive a fixed PMPM premium that varies based on a variety of factors, including the CMS Star ratings of our health plans as well as member geographic location, demographics, and health status. CMS also uses a risk adjustment system to adjust the premiums paid to Medicare Advantage plans that reflects the predicted health care costs of their members compared to an “average” beneficiary based on health status and other factors. Medicare Advantage premiums paid to us under our CMS contracts are subject to annual review by CMS as well as federal government reviews and audits. We elect to participate in a given Medicare geographic region on an annual basis.

Innovative Partnerships

As we have built our full stack technology platform, we have started to monetize the platform we have built through co-branded partnerships with leading providers, payers and other innovators. Our co-branded partnerships, which grew to four in 2020 from one in 2019, are proof points of our ability to deploy our technology to support innovative health care use cases and create value by enabling other payers and providers to leverage the strength of our full stack technology platform to power health plans. We currently have co-branded partnerships with (1) the Cleveland Clinic in the Individual market, which launched in 2018, (2) Montefiore in the Medicare Advantage market, which launched in 2020, and (3) Cigna in the Small Group market, which launched in 2020. We also announced a co-branded plan with Holy Cross and Memorial in the Medicare Advantage market, which began selling in 2020 for enrollment in 2021. Our platform helps power the plans of each of these co-branded partnerships. In addition, in January 2021, we entered into a new partnership with Health First, where we will provide certain administrative services and provide their individual commercial and Medicare Advantage members with access to our full stack technology platform largely beginning on January 1, 2022. While the economics of a partnership may vary, we often monetize through a risk-sharing or fee-based arrangement, depending on the services we are performing.

Reinsurance

We believe our reinsurance agreements help us achieve important goals for our business, including risk management, capital efficiency, and greater predictability in our earnings in the event of unexpected significant fluctuations in MLR. Specifically, reinsurance is a financial arrangement under which one insurer, which we refer to as the “primary insurer,” enters into a reinsurance contract with a reinsurance company, which covers a portion of the medical claims or ceded claims of the primary insurer in return for a portion of their premium, or premiums ceded. Some reinsurance agreements include a ceding commission payment from the reinsurer to the primary insurer to cover administrative costs. We currently use quota share agreements with certain partners to reduce our capital and surplus requirements, which enables us to grow in a capital-efficient manner and better manage risk. During the years ended December 31, 2019 and 2020, approximately 55% and 77% of our premiums before ceded reinsurance, respectively, were ceded under quota share reinsurance arrangements, with approximately 33% and 32% of our premiums before ceded reinsurance, respectively, ceded to Axa France Vie and approximately 22% and 45% of our premiums before ceded reinsurance, respectively, ceded to Berkshire Hathaway Specialty Insurance Company. We entered into statutory trust agreements with Axa France Vie in compliance with the credit for reinsurance laws and regulations of the state of domicile of each ceding company in connection with reinsurance ceded to an unauthorized reinsurer. Each trust account is funded at 102% of the ceding entity’s IBNR. Acceptable assets deposited into the trust accounts include cash, certificates of deposit, and instruments that are acceptable to the commissioner of the insurance department of the ceding entity’s state of domicile. Because reinsurers are entitled to a portion of our premiums under our quota share reinsurance arrangements, increases in the amount of premiums ceded under these arrangements reduce our revenue. Premiums for quota share insurance are based on a percentage of premiums earned before ceded reinsurance. Claims ceded under these quota share arrangements are limited to an amount specified in each agreement proportional to the MLR of ceded business and subject to a maximum MLR, which varies from 100% to 105% of ceded premiums for the agreements applicable to the years ended December 31, 2019 and 2020. To the extent ceded premiums exceed ceded claims and commissions, we typically receive an experience refund. Reinsurance recoveries are recorded as a reduction to claims incurred, net. We also use XOL reinsurance to limit our exposure to large catastrophic risk from individual claims of members. Reinsurance premiums are based on enrollment calculated on a PMPM basis. Our quota share and XOL reinsurance treaties do not relieve us of our primary medical claims incurred obligations.

Key Operating and Non-GAAP Financial Metrics

We regularly review a number of metrics, including the following key operating and non-GAAP financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections, and make strategic decisions. We believe these operational and financial measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP.

	Year ended December 31,
	2019	2020
Members	229,818	402,044
Direct Policy Premiums (in thousands)	$1,325,760	$2,287,319
Medical Loss Ratio	87.6%	84.7%
InsuranceCo Administrative Expense Ratio	25.5%	26.1%
InsuranceCo Combined Ratio	113.1%	110.8%
Adjusted EBITDA(1) (in thousands)	$(222,173)	$(402,447)

(1)	Adjusted EBITDA is a non-GAAP measure. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for information regarding our use of Adjusted EBITDA.

Members

Members are defined as any individual covered by one of our health plans. We view the number of members enrolled in our health plans as an important metric to help evaluate and estimate revenue and market share. Additionally, the more members we enroll, the more data we have which allows us to improve the functionality of our platform.

Membership increased 75% to 402,044 as of December 31, 2020 compared to 229,818 as of December 31, 2019. The increase is primarily attributable to growth in key existing states, especially in California and Florida due to as well as intra-state and new state expansion, new plan offerings, and the introduction of Medicare Advantage plans.

Direct Policy Premiums

Direct policy premiums are defined as the premiums collected from our members or from the federal government during the period indicated, before risk adjustments and reinsurance. These premiums include APTC, or premium subsidies, which are available to individuals and families with annual income between 100% and 600% of the federal poverty level in California and 100% and 400% of the federal poverty level in all other states under the ACA. We believe direct policy premiums are an important metric to assess our growth. We expect direct policy premiums will increase over time as we increase membership and continue to diversify our member mix more towards higher value metal tiers like Silver and across our lines of business.

Direct policy premiums increased 73% to $2,287.3 million for the year ended December 31, 2020 compared to $1,325.8 million for the year ended December 31, 2019. The increase is primarily attributable to the significant growth in our membership in existing and new states, as described above, and further increased by changes in membership mix towards higher value plans.

Medical Loss Ratio

Medical loss ratio is calculated as set forth in the table below. Medical claims are total medical expenses incurred by members in order to utilize health care services less any member cost sharing. These services include inpatient, outpatient, pharmacy, and physician costs. Medical claims also include risk sharing arrangements with certain of our providers. The impact of the federal risk adjustment program is included in the denominator of our MLR. We believe MLR is an important metric to demonstrate the loss ratio of our costs to pay for health care of our members to the premiums before ceded reinsurance. We believe our member engagement engine and full stack technology platform will allow us to more efficiently manage total claims incurred. MLRs in our existing products are subject to various federal and state minimum requirements. Below is a calculation of our MLR for the periods indicated.

	Year ended December 31,
	2019	2020
	(in thousands)
Claims incurred before ceded quota share reinsurance(1)	$924,403	$1,364,724
XOL ceded claims(2)	(13,908)	(13,633)
State reinsurance(3)	(6,959)	(10,026)

Net claims before ceded quota share reinsurance(A)	$903,448	$1,341,065

Premiums before ceded reinsurance(4)	$1,041,145	$1,672,339
Other non-recurring items(5)	3,240	(64,538)
XOL reinsurance premiums(6)	(13,332)	(24,066)

Net premiums before ceded quota share reinsurance(B)	$1,031,053	$1,583,735

Medical Loss Ratio (A divided by B)	87.6%	84.7%

(1)

See footnote 4 to our audited consolidated financial statements included elsewhere in this prospectus for a reconciliation of direct claims incurred to claims incurred, net appearing on the face of our audited consolidated income statement.

(2)	Represents claims ceded to reinsurers pursuant to an XOL treaty, for which such reinsurers are financially liable. We use XOL reinsurance to limit the losses on individual claims of our members.
(3)	Represents payments made by certain state-run reinsurance programs established subject to CMS approval under Section 1332 of the ACA.
(4)	See footnote 3 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of premiums before ceded reinsurance.
(5)

Represents a pre-quota share write-off of a NYDFS receivable in 2019 as described in footnote 2 in the reconciliation presented in the section titled “—Adjusted EBITDA” below, which is offset by proceeds received from the sale of a portion of our risk corridor recovery in 2019. The amount was settled in 2020 and we received proceeds of $64.5 million of premiums earned offset by $12.1 million of legal fees and federal and state assessments. For additional information, refer to footnote 3 to our audited consolidated financial statements included elsewhere in this prospectus.

(6)	Represents XOL reinsurance premiums paid.

MLR decreased to 84.7% for the year ended December 31, 2020 compared to 87.6% for the year ended December 31, 2019. The decrease is primarily attributable to the impact of COVID-19 as elective or other medical appointments that were deferred, suspended or canceled to avoid non-essential patient exposure to medical environments. Some of the decrease was also driven in part by pricing margin improvements, operational improvements, and product enhancements. These benefits were partially offset by negative prior period development and reserve estimates reflecting uncertainty around COVID-19.

InsuranceCo Administrative Expense Ratio

InsuranceCo Administrative Expense Ratio is calculated as set forth in the table below. The ratio reflects the costs associated with running our combined insurance companies. We believe InsuranceCo Administrative Expense Ratio is useful to evaluate our ability to lower our expenses as a percentage of premiums before ceded quota share reinsurance. Expenses necessary to run the insurance company are included in other insurance costs and federal and state assessments. These expenses include variable expenses paid to vendors and distribution partners, premium taxes and exchange fees, employee-related compensation, benefits, marketing costs, and other administrative expenses. We believe that the combination of our technology and scale will allow us to achieve efficiencies in our variable costs as well as increased operating leverage over time. Below is a calculation of our InsuranceCo Administrative Expense Ratio for the periods indicated.

	Year ended December 31,
	2019	2020
	(in thousands)
Other insurance costs	$167,851	$216,534
Ceding commissions	65,591	126,840
Other non-recurring items(2)	—	(12,102)
Stock-based compensation expense	(17,615)	(18,299)
Health insurance industry fee	—	19,251
Federal and state assessment of health insurance subsidiaries(1)	47,019	81,199

Health insurance subsidiary adjusted administrative expenses (A)	$262,846	$413,423

Premiums before ceded reinsurance(2)	$1,041,145	$1,672,339
Other non-recurring items(2)	3,240	(64,538)
XOL reinsurance premiums(2)	(13,332)	(24,066)

Net premiums before ceded quota share reinsurance(B)	$1,031,053	$1,583,735

InsuranceCo Administrative Expense Ratio (A divided by B)	25.5%	26.1%

(1)	Represents federal and state assessments of our health insurance subsidiaries.
(2)	See footnotes 4 through 6 to the calculation presented in the section titled “—Medical Loss Ratio” above for a description of these line items.

The Administrative Expense Ratio increased to 26.1% for the year ended December 31, 2020 compared to 25.5% for the year ended December 31, 2019. The increase is mostly attributable to the health insurance industry fee of $19.3 million as well as expansion investments to launch our Medicare Advantage and our Cigna + Oscar offering. These were partially offset by operational efficiencies and scale benefits.

InsuranceCo Combined Ratio

InsuranceCo Combined Ratio is defined as the sum of MLR and InsuranceCo Administrative Expense Ratio. We believe this ratio best represents the current overall performance of our insurance business for activities that can be compared to peers.

InsuranceCo Combined Ratio decreased to 110.8% for the year ended December 31, 2020 compared to 113.1% for the year ended December 31, 2019. The improvement in the InsuranceCo Combined Ratio was driven by the same factors that drove our MLR and InsuranceCo Administrative Expense Ratio; including deferred care from COVID-19, medical and administrative operational improvements, and scale. These improvements were partially offset by prior year development and the health insurance industry fee.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss for the Company and its consolidated subsidiaries before interest expense, income tax expense, depreciation and amortization as further adjusted for stock-based compensation, warrant contract expense, changes in the fair value of warrant liabilities, and non-operating litigation reserves/settlements as described below. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is a non-GAAP measure. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for information regarding our use of Adjusted EBITDA.

	Year ended December 31,
	2019	2020
	(in thousands)
Net loss	$(261,182)	$(406,825)
Interest expense	—	3,514
Income tax expense	1,793	1,045
Depreciation and amortization	6,899	11,285
Stock-based compensation/warrant expense(1)	34,262	40,970
Other nonrecurring items(2)	(3,945)	(52,436)

Adjusted EBITDA	$(222,173)	$(402,447)

(1)

Represents (i) non-cash expenses related to equity-based compensation programs, which vary from period to period depending on various factors including the timing, number, and the valuation of awards, (ii) warrant contract expense, and (iii) changes in the fair value of warrant liabilities.

(2)

A health insurance subsidiary of the Company had previously recorded a receivable in 2018 of $16,055 from the New York Department of Financial Services, or NYDFS, in connection with the NYDFS’s program to limit federal risk adjustment transfers, which would have allowed us to collect additional funds from the NYDFS that we had previously remitted to CMS. However, this NYDFS program would have resulted in other insurance carriers having to return certain of the funds they received in connection with the federal risk adjustment program to the NYDFS. In 2017, these carriers initiated a lawsuit against the NYDFS to reverse the NYDFS limitations, which was subsequently decided in the carriers’ favor. As a result, we will no longer be entitled to receive the additional funds and we have written off the receivable in 2019. The write-off of the receivable is offset by proceeds received from the sale of a portion of our risk corridor recovery in 2019. The amount was settled in 2020 and we received proceeds of $64.5 million of premiums earned offset by $12.1 million of legal fees and federal and state assessments. For additional information, refer to footnote 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Adjusted EBITDA losses increased to $402.4 million for the year ended December 31, 2020 compared to $222.2 million for year ended December 31, 2019. The increase in losses was driven primarily by an increase in our premium deficiency reserve and the cost of the health insurance industry fee levied in 2020. We increased our premium deficiency reserve expense to account for growth in 2021 membership as we invest in markets and products. We expect this premium deficiency reserve will be released into earnings over the course of 2021 as we incur the related contract losses. The health insurance industry fee increased year over year as it was suspended for 2019 but resumed in 2020. The fee was eliminated for 2021.

In addition, general and administrative expenses increased as we made investments to enhance our technology platform, launch our Medicare Advantage plans and our Cigna + Oscar offering, and incurred costs to support requirements to operate as a public company. Increased losses were partially offset by improvement in our net underwriting margin due to higher reinsurance experience refunds and lower claims incurred, which was primarily driven by the impact of COVID-19 as elective or other medical appointments that were deferred, suspended or canceled to avoid non-essential patient exposure to medical environments. In addition, net underwriting margin benefited from pricing margin improvements, operational improvements, and product mix enhancements.

Key Factors Affecting Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors including the following:

Our Ability to Acquire New Members and Retain Existing Members

Our long-term growth depends in large part on our continued ability to acquire new members and retain existing members. We believe that we have significant opportunity to expand and grow market share within our current geographic footprint. We typically enter new counties with a 7% to 8% average market share in year one and are typically able to grow our penetration over time. Today, we estimate our market share in the Individual market has grown to approximately 15% in counties where we have been operating for three years or more, based on membership within the market. Our ability to continue acquiring members in existing markets and states is driven by our combination of innovative plan design and data-driven pricing. Members find value in the differentiated offerings in our health plans, such as virtual care at no additional cost, wellness incentives, and dedicated Care Teams.

We believe our member engagement engine is the start of how we retain members. On average, our members who engage more frequently with their dedicated Care Teams have higher retention rates than members who are less engaged. Our increased engagement allows us to provide our members with even better guidance through the health care system, creating a virtuous cycle that benefits our members, our partners and increases the value of our platform. Our ability to retain our members is also driven by our ability to competitively price our products each year. We have developed a digital platform and in-depth approach to pricing that takes a balanced view of growth, profitability, and risk that allows us to remain affordable and competitive within our markets. We believe it would be difficult for incumbent insurance providers to emulate this model without access to a full stack technology platform such as ours.

Our Ability to Expand into New Geographies

Our continued success also depends on our ability to expand into new geographies. Our existing geographic footprint today represents a fraction of our addressable market opportunity. Today, we serve members in 291 counties and 18 states in the U.S. Based upon our experience, we believe our innovative care model can scale nationally. We therefore expect to be able to selectively and strategically expand into new geographies.

In order to expand into a new market or state, we start planning 10 to 18 months prior to target launch date, depending on the insurance market and whether we are operating through a partnership or not. Our goal in selecting markets is to maximize return on investment over the long term. We typically enter into markets with Individual plans and offer our health plans in limited geographic areas. Over time, we seek to expand into other insurance products, plans, and coverage areas. We believe that the scalable economics of the Individual plans alone make it likely that we will have a positive return on investment. As we continue our expansion, our success will depend on the competitive dynamics in our new markets, and our ability to attract members and deploy our care model in those markets.

Our Ability to Enter into New Partnerships and Offer New Products and Plans

Our growth depends on our ability to enter into new partnerships and offer new products and plans that attract new members. We currently operate in the Individual, Small Group, and Medicare Advantage markets, and our modernized approach has been designed with flexibility to more easily add new plans and end markets. As we further scale our business, we will be able to leverage our existing regulatory infrastructure, strong brand name, and full stack technology platform into developing new plans for existing markets and growing membership through enhanced plan designs. Our continued success is dependent on our ability to maintain our competitive position as a technology-driven, direct-to-consumer health insurance company.

We plan to continue to invest in and scale our offerings to address the needs of consumers and our partners. We believe opportunities exist to expand in commercial, government, and other ancillary benefits markets, amongst others. Our expansion into new products and plans may come through partnerships with other health insurers or providers. These innovative partnerships, which often feature risk-sharing economic arrangements, allow us to leverage the strengths of legacy health care stakeholders while reimagining the way health care is delivered.

Our Ability to Manage Our Medical Expenses

Our business performance and growth depends, in large part, on our ability to accurately estimate and effectively manage our MLR. Historically, our MLR has fluctuated substantially, and has also varied across our state health plans. Over the last four years, we have improved our MLR from 96.8% for the year ended December 31, 2017 to 84.7% for the year ended December 31, 2020 by focusing on improving our plan design and pricing, our risk adjustment operations, and other operational efficiencies. We believe our differentiated member engagement engine and full stack technology platform, tools including care routing, Care Team interventions, our evolving virtual care solutions, and our innovative plan designs and our claims engine should help lower these costs over time for us and our members.

Our Ability to Achieve Efficiencies in our Other Insurance Costs and General and Administrative Expenses

Our results depend on our ability to manage our other insurance costs along with general and administrative expenses. While we expect other insurance costs and general and administrative expenses to increase as we grow the business and incur additional expenses of being a public company, we do not expect our expenses to grow at the same pace as our direct policy premiums because we do not require a proportional increase in the size of our headcount or technology infrastructure to support our growth. We are focused on leveraging the operational efficiencies created by our innovative cloud-based platform, which is scalable, flexible, and purpose-built, spanning all critical health care insurance and technology domains, including member and provider data, utilization management, claims management, billing, and benefits. Our existing full stack technology platform will help us run our operations efficiently at scale, delivering better outcomes, and cost savings for our members.

We use our technology to drive efficiency across all functions, including underwriting, plan administration, and claims. We are beginning to realize operating efficiencies as we scale against our fixed expense base. We believe that as we continue to scale, we will be able to achieve efficiencies in our other insurance costs and general and administrative expenses to drive profitability. Our administrative infrastructure has significant expansion capacity, allowing us to integrate new members from expansion within existing markets and to enter new markets at lower incremental cost.

Our Ability to Grow in a Capital-Efficient Manner

Each of our health insurance subsidiaries that is operated by the Company is subject to laws and regulations that, among other things, require the maintenance of a minimum amount of statutory capital. Our ability to continue to grow depends on effective balance sheet management. We utilize quota share reinsurance and XOL reinsurance to help improve capital efficiency of the balance sheet and to protect potential tail risk exposures, respectively. The structure of our reinsurance contracts is consistent with our long-term risk strategy, which is designed to (1) optimize capital efficiency, (2) provide a buffer from adverse deviations in claims, and (3) allow us to grow sustainably and profitably.

We must comply with regulatory constraints on our minimum capital position and have entered into a number of parental guarantees with our health insurance subsidiaries as part of the certificate of authority application process in various states. Actual capital levels are monitored on a regular basis, and we believe we will have access to sufficient capital and liquidity sources to satisfy future regulatory requirements. We believe our investment strategy is conservative given our growth trajectory and short-term liabilities.

Seasonality

Our business is generally affected by the seasonal patterns of our enrollment and medical expenses and, to a lesser extent, marketing spend in advance of an Open Enrollment Period or Annual Election Period. Direct policy premiums earned are historically highest in the first quarter primarily due to the annual enrollment cycles and the enrollment of our members.

Members

In the Small Group market, approximately 40% of membership is acquired between December 1 and January 1; with the remaining members acquired throughout the balance of the year. For Individual and Medicare Advantage products, the majority of our member growth occurs in connection with the annual Open Enrollment Period and Annual Election Period. We also add members throughout the year, including during Special Enrollment Periods when certain eligible individuals can enroll.

Claims Incurred

Our medical expenses are generally expected to be highest in the fourth quarter of the year and are impacted by seasonal effects of medical costs such as the flu season, the utilization of deductibles and out-of-pocket maximums over the course of the policy year which shifts more costs to us in the fourth quarter as we pay a higher proportion of claims. As a result, we typically have higher levels of medical costs in the third and fourth quarters of a calendar year. Our medical costs can also vary according to the number of days and holidays in a given period.

Impact of COVID-19

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease, COVID-19, has spread rapidly to almost every country in the world and all 50 states within the United States. Global health concerns relating to the outbreak of COVID-19 have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders, and business shutdowns.

In particular for our business, governmental authorities have also recommended, and in certain cases, required, that elective or other medical appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection. In addition, some individuals have delayed or are not seeking routine medical care to avoid such exposure. These and other responses to the COVID-19 pandemic have meant that our MLR has improved as members have fewer medical expenses and providers make fewer claims against members’ health insurance.

To date, we have experienced or expect to experience the following impacts on our business model due to COVID-19:

•

Virtual Care. The utilization of telehealth in primary care visits for Oscar’s subscribing members increased by more than 50%, from 21% of total primary episodes in 2019 to 33% in 2020. We intend to continue to offer our members flexible options when seeking care, including our Oscar virtual care solutions. In 2021, we launched innovative virtual primary care plan designs in three key states for a more convenient, efficient, and cost-effective doctor experience.

•

Medical Loss Ratio. Because of the suspension of many elective medical appointments and procedures due to COVID-19, we have experienced a decrease in our MLR from 2019 as compared to 2020. We also have experienced and may continue to experience depressed non-COVID-19 related medical costs, as the pandemic continues to affect the United States, and our members continue to change the way they utilize care. Some of these costs will likely be incurred at a later date, resulting in increased medical claims expenses in the future. We cannot accurately estimate the future net potential impact, positive or negative, to our medical claims expenses at this time.

•

Work From Home Arrangements. We have taken significant steps to support our employees to protect their health and safety, while also ensuring that our business can continue to operate and that services continue without disruption. We have implemented our business continuity plans and have taken actions to support our workforce. We have transitioned the vast majority of our employees to work from home, allowing us to continue to operate at close to full capacity, while continuing to maintain our internal control focus. As a result, we have experienced and expect continued incremental costs due to investments and actions we have already taken and continued efforts to protect our members and employees and the communities we serve.

•

Member Solutions. We have expanded benefit coverage in areas such as COVID-19 care and testing, telemedicine, and pharmacy benefits; offered additional enrollment opportunities to those who previously declined employer-sponsored offerings; extended certain premium payment terms for customers experiencing financial hardship; simplified administrative practices; and accelerated payments to care providers, all with the aim of assisting our customers, providers and members in addressing the impacts of the COVID-19 pandemic.

Overall measures to contain the COVID-19 outbreak may remain in place for a significant period of time, as certain geographic regions have experienced a resurgence of COVID-19 infections and new strains of COVID-19 that appear to be more transmissible have developed. The duration and severity of this pandemic is unknown and the extent of the business disruption and financial impact depends on factors beyond our knowledge and control.

Components of our Results of Operations

Premiums Before Ceded Reinsurance

Premiums before ceded reinsurance primarily consist of premiums received, or to be received, directly from our members or from CMS as part of the APTC program, net of the impact of our risk adjustment payable. Premiums before ceded reinsurance are generally impacted by the amount of risk sharing adjustments, our ability to acquire new members and retain existing members, and average size and premium rate of policies.

Reinsurance Premiums Ceded

Reinsurance premiums ceded represent the amount of premiums written that are ceded to reinsurers either through quota share or XOL reinsurance. We enter into reinsurance agreements, in part, to limit our exposure to potential losses as well as to provide additional capacity for growth. Reinsurance premiums ceded are recognized over the reinsurance contract period in proportion to the period of risk covered. The volume of our reinsurance premiums ceded is impacted by the level of our premiums earned and any decision we make to increase or decrease limits, retention levels, and co-participations.

Investment Income and Other Revenue

Investment income and other revenue primarily includes interest earned and gains on investments in U.S. Treasury and agency securities, corporate notes, certificates of deposit, and commercial paper.

Claims Incurred, Net

Claims incurred, net primarily consists of both paid and unpaid medical expenses incurred to provide medical services and products to our members. Medical claims include fee-for-service claims, pharmacy benefits, capitation payments to providers, and various other medical-related costs. Under fee-for-service claims arrangements with providers, we retain the financial responsibility for medical care provided and incur costs based on actual utilization of hospital and physician services. Medical claims are recognized in the period health care services are provided. Unpaid medical expenses include claims reported and in the process of being settled, but that have not yet been paid, as well as health care costs incurred but not yet reported to us, which are collectively referred to as benefits payable or claim reserves. The development of the claim reserve estimate is based on actuarial methodologies that consider underlying claim payment patterns, medical cost inflation, historical developments, such as claim inventory levels and claim receipt patterns, and other relevant factors. The methods for making such estimates and for establishing the resulting liability are continuously reviewed and any adjustments are reflected in the period determined. Claims incurred, net also reflects the net impact of our ceded reinsurance claims.

Other Insurance Costs

Other insurance costs primarily include wages, benefits, marketing, rent, costs of software and hardware, distribution costs, unallocated claims adjustment expenses, and administrative costs associated with functions that are necessary to support our health insurance business and are net of ceding commissions we receive from our reinsurance partners. Such functions include, but are not limited to, information systems, legal, finance, compliance, concierge, and claims processing. Other insurance costs will increase over time as we support a larger membership base but we expect our ability to leverage our technology and member engagement will decrease the magnitude of the increase in costs.

General and Administrative Expenses

General and administrative expenses primarily include wages, benefits, research and development, costs of software and hardware, and administrative costs for our corporate and technology functions. Such functions include, but are not limited to information systems, executive management, legal, and finance. Research and development expenses include expenses related to developing our platform. General and administrative expenses will increase over time following the closing of this offering due to the additional legal, accounting, insurance, investor relations, and other costs that we will incur as a public company.

Federal and State Assessments

Federal and state assessments represent non-income tax charges from federal and state governments, including but not limited to Exchange user fees, premium taxes, franchise taxes, and other state and local non-premium related taxes.

Health Insurance Industry Fee

The ACA includes an annual, nondeductible insurance industry tax that is levied proportionally across the insurance industry for risk-based health insurance products, which we are subject to. It is calculated based on a ratio of our applicable net premiums written, compared to the total U.S. health insurance industry applicable net premiums written during the previous calendar year. We record the health insurance industry fee, or HIF, liability in accounts payable and accrued liabilities at the beginning of the calendar year. A corresponding deferred cost is recorded in receivables and other assets that is amortized to HIF in the consolidated statement of operations and comprehensive loss using a straight-line method of allocation over the calendar year. There was a one year suspension of HIF for 2019, but HIF resumed in 2020. The HIF has been permanently repealed for calendar years beginning in 2021.

Premium Deficiency Reserve Expense

Premium deficiency reserve expense is the year over year change in the premium deficiency reserve liability. Premium deficiency reserve liabilities are established when it is probable that expected future claims and maintenance expenses will exceed future premium and reinsurance recoveries on existing medical insurance contracts without consideration of investment income. For purposes of determining premium deficiency losses, contracts are grouped consistent with the Company’s method of acquiring, servicing, and measuring the profitability of such contracts which is generally on a line of business basis.

Income Tax Expense

Income tax expense consists primarily of changes to our current and deferred federal and state tax assets and liabilities. Income taxes are recorded as deferred tax assets and deferred tax liabilities based on differences between the book and tax bases of assets and liabilities. Our deferred tax assets and liabilities are calculated by applying the current tax rates and laws to taxable years in which such differences are expected to reverse.

We continually review the need for, and the adequacy of, valuation allowances, and recognize benefits from our deferred tax assets only when an analysis of both positive and negative factors indicates that it is more likely than not such benefits will be realized.

Results of Operations

Year Ended December 31, 2020 compared to the Year Ended December 31, 2019

The following table sets forth our results of operations for the years indicated:

	For the years ended December 31,			% change
(in thousands)	2019	2020	$ Change
Premiums before ceded reinsurance	$1,041,145	$1,672,339	$631,194	60.6%
Reinsurance premiums ceded	(572,284)	(1,217,304)	(645,020)	112.7%

Premiums earned	468,861	455,035	(13,826)	(2.9)%
Investment income and other revenue	19,327	7,766	(11,561)	(59.8)%

Total revenue	488,188	462,801	(25,387)	(5.2)%
Operating Expenses:
Claims incurred, net	408,259	309,353	(98,906)	(24.2)%
Other insurance costs	167,851	216,534	48,683	29.0%
General and administrative expenses	110,682	166,655	55,973	50.6%
Federal and state assessments	48,170	81,458	33,288	69.1%
Health insurance industry fee	—	19,251	19,251	NM
Premium deficiency reserve expense	12,615	71,816	59,201	469.3%

Total operating expenses	747,577	865,067	117,490	15.7%

Loss from operations	(259,389)	(402,266)	(142,877)	55.1%
Interest expense	—	3,514	3,514	NM

Loss before income tax expense	(259,389)	(405,780)	(146,391)	56.4%
Income tax expense	1,793	1,045	(748)	(41.7)%

Net loss	$(261,182)	$(406,825)	$(145,643)	55.8%

Premiums Before Ceded Reinsurance

Premiums before ceded reinsurance increased $631.2 million or 61% to $1.7 billion for the year ended December 31, 2020, from $1.0 billion for the year ended December 31, 2019, which was primarily driven by higher membership in existing markets as well as expansion into six new states and the introduction of Medicare Advantage. Additionally, we benefited from the one-time ACA risk corridor settlement of $64.5 million in 2020. These amounts were partially offset by an increase of $330.2 million in risk adjustment payments required to be made under the ACA driven primarily by our increase in membership that have healthier risk profiles within respective geographies where we operate.

Reinsurance Premiums Ceded

Reinsurance premiums ceded increased $645.0 million or 113% to $1,217.3 million for the year ended December 31, 2020 from $572.3 million for the year ended December 31, 2019, which was primarily attributable to an increase in the amount the Company ceded through its quota share contracts due to an increase in cession rates from 55% in 2019 to 77% in 2020 and an increase in premiums subject to reinsurance.

Investment Income and Other Revenue

Investment income and other revenue decreased $11.6 million or 60% to $7.8 million for the year ended December 31, 2020 from $19.3 million for the year ended December 31, 2019, which was primarily attributable to lower interest rates.

Claims Incurred, Net

Claims incurred, net decreased $98.9 million or 24% to $309.4 million for the year ended December 31, 2020 from $408.3 million for the year ended December 31, 2019, which was primarily driven by an increase in average quota share cession rates and decreased utilization of medical benefits by our members due to COVID-19, which was partially offset by higher claim volume due to increased members. Reinsurance losses ceded was 77% of claims as compared to only 55% in 2019.

Other Insurance Costs

Other insurance costs increased $48.7 million or 29% to $216.5 million for the year ended December 31, 2020 from $167.9 million for the year ended December 31, 2019. The increase of insurance related costs, net of ceding commissions, supported our growth and retention efforts in existing markets, expansion into the Medicare Advantage market and launch of new Small Group offerings. Additionally, increased member-driven administrative costs included claims processing, variable compensation and benefits, premium taxes, and network administrative costs. For our new Medicare Advantage and Small Group product launches, we invested in our marketing and outreach efforts. Additionally, we incurred $10.5 million in class-action legal counsel fees related to the one-time ACA risk corridor settlement.

General and Administrative Expenses

General and administrative expenses increased $56.0 million or 51% to $166.7 million for the year ended December 31, 2020 from $110.7 million for the year ended December 31, 2019. The increase is due to higher compensation and benefits expense to grow our technology teams to support strategic partnerships, platform technologies, and our member experience. Additionally, accounting, legal, and other professional fees increased in order to support requirements to operate as a public company.

Federal and State Assessments

Federal and state assessments increased $33.3 million or 69% to $81.5 million for the year ended December 31, 2020 from $48.2 million for the year ended December 31, 2019, which was primarily attributable to higher exchange fees due to an increase in membership.

Health Insurance Industry Fee

HIF was $19.3 million for the year ended December 31, 2020, which has been repealed effective 2021.

Premium Deficiency Reserve Expense

Premium deficiency reserve expense increased $59.2 million or 469% to $71.8 million for the year ended December 31, 2020 from $12.6 million for the year ended December 31, 2019, which was attributable to higher expected future losses in certain states for 2021.

Income Tax Expense

Income tax expense decreased $0.7 million or 42% to $1.0 million for the year ended December 31, 2020 from $1.8 million for the year ended December 31, 2019, which was primarily attributable to one profitable subsidiary which had an increase in pretax income and is not included in the consolidated federal tax return.

Liquidity and Capital Resources

Overview

We maintain liquidity at two levels of our corporate structure, through our health insurance subsidiaries and through Holdco.

The majority of the assets held by our health insurance subsidiaries is in the form of cash and cash equivalents and investments. For the years ended December 31, 2019 and 2020, cash and cash equivalents and investments of the health insurance subsidiaries were $504.0 million and $1,271.3 million, respectively, of which $15.4 million and $16.8 million, respectively, was on deposit with regulators as required for statutory licensing purposes and is classified as restricted deposits on the balance sheet.

Our health insurance subsidiaries’ states of domicile have statutory minimum capital and surplus requirements which are intended to measure capital adequacy, taking into account the risk characteristics of an insurer’s investments and products. The combined statutory capital and surplus of our health insurance subsidiaries was $135.7 million and $199.1 million at December 31, 2019 and 2020, respectively, which was in compliance with and in excess of the minimum capital and surplus requirements for each period. The health insurance subsidiaries historically have required capital contributions from Holdco to maintain minimum levels. Our health insurance subsidiaries also utilize quota share reinsurance arrangements to reduce our minimum capital and surplus requirements, which enables us to more efficiently deploy capital to fund our growth. For the years ended December 31, 2019 and 2020, Holdco made $73.5 million and $366.2 million of capital contributions, respectively, to the health insurance subsidiaries. See “Risk Factors—Risks Related to Our Business—If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, we may not have sufficient funds to implement our business strategy.”

The majority of the assets held by Holdco are in the form of cash and cash equivalents and investments. Cash and cash equivalents and investments of Holdco for the years ended December 31, 2019 and 2020, were $177.8 million and $264.4 million, respectively, of which $6.5 million were restricted for each year. Since inception, Holdco has financed its operations primarily through private sales of equity securities. For the year ended December 31, 2019, Holdco also had access to a revolving credit facility, which terminated by its terms in July 2019. No borrowings were drawn under this facility for the year ended December 31, 2019. In October 2020, we entered into a Term Loan Facility, as further described below, which we intend to repay in full using a portion of the proceeds of this offering. As of December 31, 2020, $142.5 million, net of unamortized discount and debt issuances costs was outstanding.

Our cash flows used in operations may differ substantially from our net loss due to non-cash charges or due to changes in balance sheet accounts. The timing of our cash flows from operating activities can also vary among periods due to the timing of payments made or received. Some of our payments and receipts, including risk adjustment and subsequent reinsurance receipts, can be significant. Therefore, their timing can influence cash flows from operating activities in any given period which would have a negative impact on our operating cash flows.

Our Revolving Loan Facility will, subject to certain conditions including the repayment of our Term Loan Facility, become available upon completion of this offering. See “Description of Certain Indebtedness—Revolving Loan Facility” for additional information. We may be required to seek additional equity or debt financing. Our future capital requirements will depend on many factors, including the pace of new member growth. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations would be harmed.

Term Loan Facility

On October 30, 2020, we entered into the term loan credit agreement with HPS Investment Partners, LLC, as administrative agent, and certain other lenders for the term loan facility, or Term Loan Facility, in the aggregate principal amount of $150.0 million. The Term Loan Facility is guaranteed by Mulberry Management Corporation and all of our future direct and indirect subsidiaries (subject to certain permitted exceptions, including exceptions guarantees that would require material governmental consents or in respect of joint ventures). The Term Loan Facility is secured by a lien on substantially all of our and the guarantors’ assets (subject to certain exceptions).

The Term Loan Facility requires us to comply with certain restrictive covenants, including but not limited to covenants relating to limitations on indebtedness, liens, investments, loans and advances, restricted payments and restrictive agreements, mergers, consolidations, sale of assets and acquisitions, sale and leaseback transactions, affiliate transactions, and certain specified financial covenants. The Term Loan Facility contains other customary covenants, representations, and events of default. As of December 31, 2020, we were in compliance with the loan covenants.

In connection with this offering, we expect to repay in full outstanding borrowings, including fees and expenses, under our Term Loan Facility. In connection with repayment of the Term Loan Facility, we will pay a prepayment premium equal to 6.50% of the principal amount of the Term Loan Facility plus accrued and unpaid interest through the six-month anniversary of the closing date of the Term Loan Facility.

Revolving Loan Facility

On February 21, 2021, Oscar Health, Inc., as borrower, or the Borrower, entered into a senior secured credit agreement, or the Revolving Credit Agreement, with Wells Fargo Bank, National Association as administrative agent, and certain other lenders for a revolving loan credit facility, or the Revolving Loan Facility, in the aggregate principal amount of $200.0 million. The Revolving Loan Facility is guaranteed by Mulberry Management Corporation, a wholly owned subsidiary of Oscar, and all of the Borrower’s future direct and indirect subsidiaries (subject to certain permitted exceptions, including exceptions for guarantees that would require material governmental consents or in respect of joint venture). Our Revolving Loan Facility will be secured by a lien on substantially all of the Borrower’s and the guarantors’ assets (subject to certain exceptions).

Our initial borrowings under the Revolving Loan Facility are conditioned upon, among other things, (i) the consummation of this offering that results in at least $800 million of net proceeds to us, (ii) the repayment in full of the Term Loan Facility (as defined herein) and (iii) the execution of customary security documentation. Proceeds are to be used solely for general corporate purposes of the Company.

The Revolving Credit Agreement will permit the Borrower to increase commitments under the Revolving Loan Facility by an aggregate amount not to exceed $50 million. The incurrence of any such incremental Revolving Loan Facility will be subject to the following conditions measured at the time of incurrence of such commitments: (i) no event of default, (ii) all representations and warranties must be true and correct in all material respects immediately prior to, and after giving effect to, the incurrence of such incremental Revolving Loan Facility and (iii) and any such conditions as agreed between the Borrower and the lender providing such incremental commitment.

Interest Rate, Commitment Fees

The interest rate applicable to borrowings under our Revolving Loan Facility is determined as follows, at our option: (a) a rate per annum equal to the Adjusted LIBO Rate plus an applicable margin of 4.50% (Adjusted LIBO Rate is calculated based on one-, three- or six-month LIBO rates, or such other period as agreed by all relevant Lenders, which is determined by reference to ICE Benchmark Administration London Interbank Offered Rate, or LIBO, but not less than 1.00%) or (b) a rate per annum equal to the Alternative Base Rate plus the applicable margin of 3.50% (the Alternative Base Rate is equal to the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, and (iii) the Adjusted LIBO Rate based on a one-month interest period, plus 1.00%). A commitment fee of 0.50% per annum is payable under our Revolving Loan Facility on the actual daily unused portions of the Revolving Loan Facility. The Revolving Credit Agreement also contains LIBO rate replacement provisions in the event LIBO rate becomes unavailable during the term of this facility.

The Revolving Loan Facility requires us to comply with certain restrictive covenants, including but not limited to covenants relating to limitations on indebtedness, liens, investments, loans and advances, restricted payments and restrictive agreements, mergers, consolidations, sale of assets and acquisitions, sale and leaseback transactions and affiliate transactions.

In addition, the Revolving Loan Facility contains financial covenants that require us to maintain specified levels of direct policy premiums and liquidity and require compliance with a maximum combined ratio.

See “Description of Certain Indebtedness” for further information about the terms of the Revolving Loan Facility.

Investments

We generally invest cash of our health insurance subsidiaries in investment-grade, marketable debt securities to improve our overall investment return. We primarily invest cash of the Company in U.S. Treasury and agency securities. These investments are purchased pursuant to board approved investment policies which conform to applicable state laws and regulations.

Our investment policies are designed to provide liquidity, preserve capital, and maximize total return on invested assets, all in a manner consistent with state requirements that prescribe the types of instruments in which our subsidiaries may invest. These investment policies require that our investments have final maturities of a maximum of three years from the settlement date. Professional portfolio managers operating under documented guidelines manage our investments and a portion of our cash equivalents. Our portfolio managers must obtain our prior approval before selling investments where the loss position of those investments exceeds certain levels.

Our restricted investments are invested principally in cash and cash equivalents and U.S. Treasury securities; we have the ability to hold such restricted investments until maturity. The Company maintains cash and cash equivalents and investments on deposit or pledged to various state agencies as a condition for licensure. We classify our restricted assets as long-term given the requirement to maintain such assets on deposit with regulators.

Summary of Cash Flows

Our cash flows used in operations may differ substantially from our net loss due to non-cash charges or due to changes in balance sheet accounts.

The timing of our cash flows from operating activities can also vary among periods due to the timing of payments made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant. Therefore, their timing can influence cash flows from operating activities in any given period. The potential for a large claim under an insurance or reinsurance contract means that our health insurance subsidiaries may need to make substantial payments within relatively short periods of time, which would have a negative impact on our operating cash flows.

The following table shows summary cash flows information for the periods indicated:

	Year ended December 31,
	2019	2020	Change
	(in thousands)
Net cash (used in)/provided by operating activities	$(165,370)	$222,732	$388,102
Net cash provided by/(used in) investing activities	150,513	(344,714)	(495,227)
Net cash (used in)/provided by financing activities	(2,119)	611,707	613,826

Net (decrease)/increase in cash and cash equivalents and restricted cash equivalents	$(16,976)	$489,725	$506,701

Operating Activities

Net cash provided by operating activities increased $388.1 million to $222.7 million for the year ended December 31, 2020 compared to $(165.4) million for the year ended December 31, 2019, primarily due to membership growth driving the change in receivables due from reinsurance programs and benefits payable. Our risk adjustment transfer payable significantly increased as our members continue to have lower than average risk scores. In addition, we received $52.4 million in net proceeds in 2020 due to the risk corridor claims settlement.

Investing Activities

Net cash used in investing activities decreased $495.2 million to $344.7 million for the year ended December 31, 2020 compared to $150.5 million for the year ended December 31, 2019. The decrease was primarily attributable to the growth of the investment portfolio, as purchases more than offset sales and maturity of investments in 2020.

Financing Activities

Net cash provided by financing activities increased $613.8 million to $611.7 million for the year ended December 31, 2020 compared to $(2.1) million for the year ended December 31, 2019. The increase was primarily attributable to the issuances of preferred stock in 2020, $210.9 million of Series A11 Preferred Stock and $151.2 million of Series A12 Preferred Stock, and net proceeds from the Term Loan Facility of $142.2 million. In addition, $87.0 million and $19.3 million of convertible preferred stock warrants and stock options, respectively, were exercised.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commitments as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Term Loan Facility(1)	152,417	—	152,417	—	—
Interest on long-term debt(1)	87,811	19,949	67,862	—	—
Operating lease obligations(2)	116,462	12,863	40,950	24,938	37,711

Total	$356,690	$32,812	$261,229	$24,938	$37,711

(1)	Relates to borrowings under the Term Loan Facility and assumes quarterly interest payments of which 50% will be paid-in-kind through stated maturity of the Term Loan Facility by applying the interest rate of 12.75% in effect as of December 31, 2020 under our Term Loan Facility. Payments herein are subject to change, as payments for variable rate debt have been estimated. As of December 31, 2020, the total principal amount of debt outstanding under our Term Loan Facility, excluding unamortized debt discount and deferred issuance costs, was $142.5 million. In connection with this offering, we expect to repay in full outstanding borrowings, including fees and expenses, under our Term Loan Facility.
(2)	We lease office space under operating leases that are non-cancellable and expire on various dates through 2032.

Our Revolving Loan Facility will, subject to certain conditions including the repayment of our Term Loan Facility, become available upon completion of this offering. Obligations under this Revolving Loan Facility are not included in the table above. See “Description of Certain Indebtedness” for further information about the terms of the Revolving Loan Facility.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities and disclosure of contingent assets and liabilities in our financial statements. We regularly assess these estimates; however, actual amounts could differ from those estimates. The most significant items involving management’s estimates include estimates of benefits payable, reinsurance, premium deficiency reserve, risk adjustment, stock-based compensation, and income taxes. The impact of changes in estimates is recorded in the period in which they become known.

An accounting policy is considered to be critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the effect of the estimates and assumptions on financial condition, or operating performance. The accounting policies we believe to reflect our more significant estimates, judgments and assumptions that are most critical to understanding and evaluating our reported financial results are: benefits payable, reinsurance, premium deficiency reserve, risk adjustment, stock-based compensation, and income taxes.

Benefits Payable

Benefits payable includes estimates of our obligations for health care services that have been rendered on behalf of members, but for which claims have either not yet been received or processed. Depending on the health care professional and type of service, the typical billing lag for services can be up to 90 days from the date of service. Approximately 90% of claims related to health care services are known and settled within 90 days from the date of service and substantially all within 12 months from the accepted claims submission.

In each reporting period, our operating results include the effects of more completely developed benefits payable estimates associated with previously reported periods. If the revised estimate of prior period health care claims is less than the previous estimate, we will decrease reported health care claims in the current period (favorable development). If the revised estimate of prior period health care claims is more than the previous estimate, we will increase reported health care costs in the current period (unfavorable development). Health care costs in the years ended December 31, 2019 and 2020 included favorable health care claim development related to prior years of $10.3 million (net of reinsurance) and unfavorable development of $1.0 million (net of reinsurance), respectively.

In developing our benefits payable estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, in recent months, we estimate claim costs incurred by applying assumed medical cost trends to the PMPM medical costs incurred in prior months for which more complete claim data is available, supplemented by a review of near-term completion factors. Additional consideration is also given to settled claims that may reopen as a result of provider disputes.

Completion Factors

A completion factor is an actuarial estimate, based upon historical experience and analysis of current trends, of the percentage of incurred claims during a given period that have been adjudicated by us at the date of estimation. Completion factors are the most significant factors we use in developing our benefits payable estimates. For periods prior to the three most recent months, completion factors include judgments related to claim submissions such as the time from date of service to claim receipt, claim levels, and processing cycles, as well as other factors. If actual claims submission rates from providers (which can be influenced by a number of factors, including provider mix and electronic versus manual submissions) or our claim processing patterns are different than estimated, our reserve estimates may be significantly impacted. For the most recent three months, the completion factors are informed primarily from forecasted per member per month claims projections developed from our historical experience and adjusted by emerging experience data in the preceding months which may include adjustments for known changes in estimates of recent hospital and drug utilization data, provider contracting changes, changes in benefit levels, changes in member cost sharing, changes in medical management processes, product mix, and workday seasonality.

The following table illustrates the sensitivity of the estimated potential impact on our benefits payable estimates gross of reinsurance, for those periods as of December 31, 2020 to an increase (decrease) in the underlying completion factors:

Changes in Estimates	Increase (Decrease) in Benefits Payable (in thousands)
(1.00)%	$27,673
(0.75)%	20,702
(0.50)%	13,767
(0.25)%	6,866
0.25%	(6,832)
0.50%	(13,630)
0.75%	(20,394)
1.00%	(27,125)

Management believes the amount of benefits payable is reasonable and adequate to cover our liability for unpaid claims as of December 31, 2020; however, actual claim payments may differ from established estimates as discussed above. Assuming a hypothetical 1% difference between our December 31, 2020 estimates of benefits payable and actual benefits payable, excluding any potential offsetting impact from premium rebates, net earnings for the year ended December 31, 2020 would have increased or decreased by approximately $3.0 million.

For more detail related to our medical claims expenses, see note 2 of the audited consolidated financial statements included elsewhere in this prospectus.

Reinsurance

The Company is party to quota share reinsurance agreements with two reinsurers under which the reinsurers assume an agreed percentage of the underlying policies. During the years ended December 31, 2019 and 2020, approximately 55% and 77% of our premiums before ceded reinsurance, respectively, were ceded under quota share reinsurance arrangements, with approximately 33% and 32% of our premiums before ceded reinsurance, respectively, ceded to Axa France Vie and approximately 22% and 45% of our premiums before ceded reinsurance, respectively, ceded to Berkshire Hathaway Specialty Insurance Company. In the ordinary course of evaluating our annual reinsurance program and after conducting a competitive bidding process, we have terminated our agreements with Berkshire Hathaway effective as of December 31, 2020, and have entered into, and are in the process of finalizing, new quota share reinsurance arrangements with certain other reinsurance companies that will be effective for this calendar year 2021. All premiums and claims ceded under our quota share contracts are shared proportionally with our reinsurers up to a limit specified in each agreement, which varies from 100% to 105% of ceded premiums for the agreements applicable to the years ended December 31, 2019 and 2020. We are entitled to experience refunds for premiums for quota share insurance if our MLR is below certain specified thresholds. We also receive a ceding commission, which is reflected in other insurance costs. Reinsurance recoveries are recorded as a reduction to claims incurred, net. We entered into statutory trust agreements with Axa France Vie in compliance with the credit for reinsurance laws and regulations of the state of domicile of each ceding company in connection with reinsurance ceded to an unauthorized reinsurer. Each trust account is funded at 102% of the ceding entity’s IBNR. Acceptable assets deposited into the trust accounts include cash, certificates of deposit, and instruments that are acceptable to the commissioner of the insurance department of the ceding entity’s state of domicile. The Company also has a reinsurance assumed agreement, which is included as an addition to premiums earned in the accompanying consolidated statement of operations and comprehensive loss. The Company stopped assuming reinsurance on the Tennessee Small Group market for contracts written in 2018. These contracts have since ended and any activity is related to the adjudication of claims which may follow the policy for up to four years.

The Company regularly evaluates the financial condition of its reinsurers to minimize exposure to significant credit losses. For our unauthorized reinsurers, the Company strives to maintain sufficient qualifying assets of the reinsurer in trusts or collateral, mostly in excess of net reinsurance recoverables.

The Company has other reinsurance agreements to limit its losses on individual claims of enrolled members. Premiums for these reinsurance agreements are based on enrollment calculated on a per member, per month basis. Reinsurance recoveries are recorded as reductions to claims incurred, net. The reinsurance coverage does not relieve the Company of its primary obligations. Our 2020 reinsurers had ratings from A++ to AA-.

Premium Deficiency Reserve Expense

Premium deficiency reserve expense is the year over year change in the premium deficiency reserve liability. Premium deficiency reserve liabilities are established when it is probable that expected future claims and maintenance expenses will exceed future premium and reinsurance recoveries on existing medical insurance contracts without consideration of investment income. For purposes of determining premium deficiency losses, contracts are grouped consistent with the Company’s method of acquiring, servicing, and measuring the profitability of such contracts which is generally on a line of business basis.

Risk Adjustment

The risk adjustment programs in the Individual, Small Group, and Medicare Advantage markets we serve are designed to mitigate the potential impact of adverse selection and provide stability for health insurers. Under the Individual and Small Group risk adjustment program, each plan is assigned a risk score based upon demographic information and current year claims information related to its members. Plans with lower than average risk scores will generally pay into the pool, while plans with higher than average risk scores will generally receive distributions. This amount is calculated based on the risk score of the Company’s members. The Company refines its estimate as new information becomes available and the Company receives the final report from CMS in August of the following year. In the Medicare Advantage risk adjustment program, each member is assigned a risk score that reflects the member’s predicted health costs compared to an average member. Plans receive higher payments for members with higher risk scores than members with lower risk scores.

Stock-Based Compensation

The Company accounts for stock-based awards to employees in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Compensation - Stock Compensation (“ASC 718”). Employee options are valued on the date of grant and are expensed on a straight-line basis over the related service period (generally the vesting period) of the award. We estimate the fair value of each stock option grant using the Black-Scholes-Merton option-pricing model, which uses the underlying fair value of our Class A common stock as the most critical input for the estimate. Both option and stock awards, generally vest over a period of four years and are exercisable up to 10 years from the date of grant. The Company modified certain awards in conjunction with employee terminations. The modifications provided for the extension of the post-employment exercise period. For the years ended December 31, 2019 and December 31, 2020, the modifications resulted in $8.7 million and $6.4 million of stock-based compensation expenses, respectively, of which $3.5 million and $3.3 million was recognized in general and administrative expenses, respectively, and $5.2 million and $3.1 million was recognized in other insurance costs, respectively.

Income Taxes

The Company records deferred tax assets, or DTAs, and deferred tax liabilities or DTLs, based on differences between the book and tax bases of assets and liabilities. The deferred tax assets and liabilities are calculated by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

The Company evaluates the need for a valuation allowance considering all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and the Company’s recent operating results. The Company established a valuation allowance of $296.9 million because it does not consider it more likely than not that these deferred tax assets will be recovered, as the Company does not have a history of positive earnings.

The Company files a consolidated federal income tax return on behalf of itself and substantially all of its various operating subsidiaries. The Company’s Ohio entity is considered outside of the US Consolidated group and files tax returns separately. The Company files as part of a unitary group in various states. Often, application of tax rules within the various jurisdictions is subject to differing interpretation. An analysis is performed of the amount at which each tax position meets a “more likely than not” standard for sustainability upon examination by taxing authorities. Only tax benefit or provision amounts meeting or exceeding this standard will be reflected in the tax expense and deferred tax balances. At present, the Company has not recorded any tax amounts which fail to meet this standard. Any differences between the amounts of tax benefits reported on tax returns and tax benefits reported in the financial statements will be recorded as a liability for unrecognized tax benefits. Any liability for unrecognized tax benefits would be reported separately from deferred tax assets and liabilities. For additional information, see note 17 of the audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures of Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in interest rates and/or inflation and the resulting impact on investment income and interest expense. We do not hold financial instruments for trading purposes.

Interest Rate Risk

We are subject to interest rate risk in connection with the fair value of our investment portfolio, which consists of U.S. Treasury and agency securities, corporate notes, certificates of deposit, and commercial paper. Our primary market risk exposure is changes to prime rate-based interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors, and other factors beyond our control. Assuming a hypothetical and immediate 1% increase in interest rates at December 31, 2020, the fair value of our investments would decrease by approximately $5.7 million. Any declines in interest rates over time would reduce our investment income.

Inflation Risk

Inflationary factors such as increases in health care costs may adversely affect our operating results. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

Recent Accounting Pronouncements

For a discussion of new accounting pronouncements recently adopted and not yet adopted, see note 2 to the audited consolidated financial statements included elsewhere in this prospectus.

JOBS Act

We qualify as an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS

Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (3) comply with the requirement of the PCAOB regarding the communication of critical audit matters in the auditor’s report on the financial statements, and (4) disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of our initial public offering, (ii) in which we have total annual gross revenue of at least $1.07 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

BUSINESS

Our Purpose

At Oscar, we make a healthier life accessible and affordable for all.

Our Business

Oscar is the first health insurance company built around a full stack technology platform and a relentless focus on serving our members. We started Oscar over eight years ago to create the kind of health insurance company we would want for ourselves—one that behaves like a doctor in the family, helping us navigate the health care system in our moments of greatest need. In the years since, we have built a suite of services that permit us to earn our members’ trust, leverage the power of personalized data, and help our members find quality care they can afford. We call this our member engagement engine, and it is powered by a differentiated full stack technology platform that will allow us to continue to innovate like a technology company and not a traditional insurer in the years ahead.

After eight years of selling health insurance, we are proud to have earned industry-leading levels of trust, engagement, and customer satisfaction from the 529,000 members who, as of January 31, 2021, have chosen Oscar. At the same time, we have achieved positive unit economics through an MLR of 84.7% while generating direct policy premiums of $2.3 billion for the year ended December 31, 2020. We serve 291 counties across 18 states, and our members had over 5 million health care visits in 2020. They include families seeking coverage that works for toddlers and their busy parents, adults with chronic conditions who know their care providers by their first names, and seniors choosing a benefits package that will serve them throughout their retirement years. As we continue to bring the Oscar experience to new members, new states, and new markets, our goal will remain the same: to build engagement, earn trust, and help our members live healthier lives.

Hi, We’re Oscar

The Problem

We created Oscar because of our own frustrations with U.S. health care. The U.S. health care system is the world’s largest and most expensive—estimated to have cost over $4 trillion in 2020—yet health outcomes are worse than in other advanced economies. Costs are so out of control that medical bills contribute to around 66% of all personal bankruptcies in the United States. It doesn’t have to be this way. According to a report published in the Journal of the American Medical Association in 2019, nearly 25% of health care spending in the U.S. is wasted, the result of a system plagued by misaligned incentives, lack of coordination, and administrative complexities.

Health insurers have substantial influence over the health care ecosystem because they disburse 75 cents of every health care dollar. Despite decades of effort, however, incumbent insurers have made little progress in reigning in health care costs or incentivizing key stakeholders to produce better outcomes. According to the Harris Poll, U.S. consumers give health insurers the lowest rating of any sector of the health care system when it comes to making a positive difference. Instead, for far too many consumers, health insurance adds an additional layer of complexity to an already complex system. According to another survey, fewer than 4% of Americans could accurately define the four basic health insurance terms: Deductible, Co-Insurance, Co-Pay, and Out-of-Pocket Maximum. With an average NPS of three, according to Forrester Research, customer satisfaction for health insurers ranks among the lowest of any industry.

Our Solution

We founded Oscar to solve these problems and to provide consumers with access to the affordable, high-quality health care they deserve. We recognized that doing so would require reorienting how customers see their health insurer and what they expect from it. Too often, customers view legacy insurers as entities that merely take in monthly premiums and pay medical claims. We aimed instead to serve as their guide to a confusing and fragmented system, helping them save money by optimizing their spending. In order to achieve all of this, we would need to earn something that is all too rare in the health insurance industry: member trust. We would need to build a technology platform that provides an intuitive, seamless customer experience, and we would need to leverage the power of personalized data. Though our member experience would begin with trust, engagement, and the smart use of data, our ultimate goal would be to bend the cost curve by guiding members to the right care at the right time and at the right value.

Our experience to date reaffirms our view that real change in health care can only come from the use of personalized data to drive real-time actionable insights and recommendations, such as guiding members to the right doctor, hospital, or site-of-care through what we call care routing. We know we are on the right track when 68% of surveyed members indicate that they trust Oscar to advise them on how and where to get the health care they need and 75% of subscribing members with a medical visit use our tools to search for a provider. This compares to an industry-wide average of only 45% of surveyed customers who trust their insurer for health care advice, and no comparable or available statistics from our competitors when it comes to care routing. Given the central role that primary care providers, or PCPs, play in managing care, it is especially meaningful that once our members join Oscar nearly half of their first-time PCP visits are to a doctor Oscar has recommended to them. It is the ongoing engagement and trusted relationship we have with our members that drives our NPS score of 30, which is in a different ballpark altogether than the average score of three among other health insurers.

Our Differentiated Full Stack Technology Platform

From the outset, we recognized the importance of building a full stack technology platform for three reasons. First, existing health care administration technologies were too fractured and antiquated to simply reconfigure them for the 21st century consumer. Second, if we wanted to create a modern member-first health insurance company, we would need access to the right data at the right time for all of our members. Third, change would not come in one fell swoop but through daily iteration and trial and error on multiple fronts, which is difficult or impossible on legacy systems. To overcome these limitations, we would need to own the entire insurance operations infrastructure and build our own full stack technology platform. This led us to create our own policies and procedures around claims and service, which allowed us to make faster decisions and deliver better member service. It also led us to build our own cloud-based technology platform, which allows for greater scalability and flexibility, and spans all critical health care insurance and technology domains, including member and provider data, utilization management, claims management, billing, and benefits. The resulting technology platform, which we update through code deployments more than 50 times per day, makes it easier for providers to work with us, accelerates our ability to identify patterns in our members’ data, improves payment accuracy to reduce frustration across the system, and streamlines regulatory reporting. We believe we have built our platform to scale and it is broadly applicable across health care and health insurance in the U.S. and abroad. Competitors who lack this member engagement engine will face significant challenges in replicating our consumer experience; we believe our platform thus forms an important structural moat around the innovations we have developed.

Our Member Engagement Engine

In addition to a digital platform, we knew that we would need to develop a simple and intuitive consumer experience that would enable our members to take control of their health care decisions. That experience begins with trust and engagement, which we earn by providing our members with features that help them navigate the many disconnected elements of the health care ecosystem. When our members adopt these tools, we not only streamline their day-to-day interactions with the health care system and improve member satisfaction, we also obtain valuable data that lets us better understand their unique health care needs. Trust, engagement, and personalized data allow us to help route our members to the providers that can give them the right care, including virtual care, at the right time and right cost. Our full stack technology platform also permits us to offer personalized insights and benefits. It is the combination of all these factors—trust, engagement, care routing, and personalized insights—that allows us to help our members find quality care at rates they can afford. Our ability to deliver a high-value product, in turn, engenders more trust, engagement, and ability on our part to provide personalized, data-driven insights. We refer to this virtuous cycle as our member engagement engine.

An important aspect of our approach to building trust and engaging members is to engage with them through whatever channel is most comfortable for them. Whether it is a secure in-app message to answer coverage and benefit questions, a consultation with a board-certified doctor in the middle of the night through our $0 virtual care solution, or finding the right in-network provider and scheduling an in-person appointment through our app or website, we are there for our members when they need us most. In this way, we are building a product experience more similar to what consumers experience from a best-in-class technology or consumer products company than from a traditional health care organization.

We also maintain a consistent focus on bringing our brand to life for our members through materials, communications, and interactions. We want every experience that our members have with us to reinforce our values and approach to health care. From the first touchpoint we have with a new member, we emphasize our commitment to delivering a differentiated experience that focuses on them as the end user. We strive to simplify the often complex language used in health care and insurance so that our members feel comfortable accessing their care. We carefully adjust the language we use through A/B testing to increase engagement and utilization.

Our new members begin their Oscar journey with a welcome kit delivered in the mail to explain their benefits and highlight important plan features. Our new members also receive a message from their personalized Care Team to welcome them to Oscar. Each Care Team is typically composed of five Care Guides and a registered nurse known as a Case Manager, supported by a regional team of additional nurses and social workers. Care Teams serve as our members’ guides throughout their health care journey and have access to a broad array of personalized data, allowing them to provide real-time guidance in English or Spanish.

We encourage our members to interact regularly with us through our mobile app and website, which make it easy for them to search for and access their medical history, lab tests, and various care options, as well as to refill prescriptions through our virtual care solution. We also assign each member a dedicated Care Team, typically composed of five Care Guides and a registered nurse known as a Case Manager, who build trust and engagement by providing personalized insights and real-time guidance through the health care system. As of December 31, 2020, 89% of our subscribing members have interacted with our digital or Care Team channels, 81% have a digital profile, 45% have downloaded our app, and our per member app download rate as of December 31, 2020 is approximately nine times higher than for other insurers. Almost half (47%) of our subscribing members are monthly active users.

Additionally, since 2014, all of our members have had 24/7 access to our Oscar virtual care offerings, in nearly all cases at no additional cost. These include urgent care through our Virtual Urgent Care service, and since January 1, 2021, primary care through our Virtual Primary Care service. Of our subscribing members who have had one or more medical visits, 37% used our in-house virtual offering in 2020. Even before the ongoing COVID-19 pandemic, in the three-month period ended December 31, 2019, the total number of visits through our Oscar virtual program represented nearly one out of five (19%) of the total number of PCP, urgent care, and outpatient ER visits by our subscribing members. Use of virtual care by our members has further increased during the COVID-19 pandemic.

Saving Money on Health Care

The combination of our full stack technology platform and member engagement engine allows us to help our members find quality providers, but we understand that value is just as important. Over the next five years, health care costs are expected to grow at 5% to 6% per year, outstripping both inflation and GDP growth estimates. Whether our members are spending their own out-of-pocket dollars before a deductible is reached or contending with rapid medical cost inflation, we are acutely aware of the need to make sure every consumer health care dollar is well spent. Our fully integrated systems and data infrastructure enable us to efficiently and effectively identify higher quality, lower cost health care providers in our network, and our levels of trust and engagement earn us the ability to help our members find the right care.

During the year ended December 31, 2020, 46% of our first-time doctor visits as a member to major specialties—Family Medicine, Pediatricians, OBGYNs, Cardiologists, Dermatologists, and Psychologists—were guided by an Oscar recommendation from our app or a member’s Care Team. This care routing resulted in estimated median member savings of approximately 7% during the year ended December 31, 2020, for members who accepted our top recommendations and member satisfaction levels of 92%.

Cost savings estimates are based on allowed visit costs for major specialties (Primary Care, OBGYN, Pediatrics, Dermatology, Cardiology, and Psychology), compared to the allowed visit costs for the same services in the same region for our members that do not use our care routing technology or accept our recommendations. Our popular $0 virtual care options also help our members avoid unnecessary and costly in-person visits to the doctor. We have also created a $3 prescription drug tier made up of approximately 300 drugs that treat our members’ most common conditions. Our ability to better manage the cost for members is evidenced by our improving MLR over time.

Our Growing Plan Portfolio

When we started Oscar, we were the first standalone, for-profit health insurer in 25 years to enter the Individual market in New York. We began by offering health plans in the Individual market because we believed it was where our member-first approach would set us apart. When the ACA created new direct-to-consumer channels in 2014, we knew that we would be competing with some of the nation’s largest health insurers. But we also knew we would have a unique window when a new entrant could gain market share rapidly by creating a superior product—one that could ultimately be extended to other insurance markets. After only eight years of selling health insurance in the Individual market, our strategy has proved out. We are the third largest for-profit national insurer in the Individual market in the United States based on publicly reported membership figures for insurers serving the Individual market during plan year 2020, and we expanded to Small Group in 2017 and Medicare Advantage in 2020.

Today, we have at least one health plan in 291 counties across 18 states and expect to expand in the years ahead both geographically and with respect to insurance markets.

Our Innovative Partnerships

The value of our proprietary insurance platform has been recognized across the industry as leading health care providers and insurers, including the Cleveland Clinic and Cigna, have chosen to form innovative partnerships with us. While each of these arrangements have unique elements, the common thread is that they are built on our full stack technology platform and member engagement engine. Many of our partnerships feature co-branding and/or risk-sharing in addition to fee based revenue or value based reimbursement, underscoring the distinctive value that our contributions add. In some of our partnership arrangements, our partners have the option to purchase 50% of the equity of the relevant Oscar health plan entity. We believe our investment in deeply differentiated technology provides a foundation that will enable us to monetize our platform and diversify our revenue streams over time, if we choose to do so.

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Cleveland Clinic + Oscar.    In 2018, we launched a groundbreaking partnership with Cleveland Clinic to merge our consumer interface with their world-renowned provider network. Today, every Cleveland Clinic + Oscar plan member has access to the prestigious Cleveland Clinic provider network in combination with the powerful member engagement tools of Oscar.

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Montefiore + Oscar.    In 2019, we announced a partnership in Medicare Advantage with Montefiore Health System to offer the first co-branded plan in New York. Members of the Montefiore + Oscar plan get access to high quality affordable doctors from Montefiore’s first-class team through our platform when and where it’s convenient.

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Oscar + Holy Cross + Memorial Health.    In 2020, we expanded our presence in Medicare Advantage by announcing a co-branded health plan with Holy Cross Health and Memorial Healthcare System in Florida, where our platform powers an Oscar + Holy Cross + Memorial Health product that combines our platform with our partners’ extensive physician networks.

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Cigna + Oscar.    In 2020, we also announced a Cigna + Oscar partnership with Cigna to exclusively serve the Small Group employer market, which includes approximately 15 million consumers. Our partnership unites Oscar’s highly-differentiated member experience with Cigna’s broad provider networks.

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Health First.    In 2021, Health First, a Florida-based insurer, announced that Oscar would provide administrative services to its individual and Medicare Advantage members, largely beginning on January 1, 2022. The partnership will give Health First members access to Oscar’s member engagement platform along with the same high quality providers and clinical resources that they have access to today.

Our Financials

Since our inception, we have experienced significant member growth while keeping insurance premiums affordable for our members. We have also achieved high levels of member satisfaction while still managing to keep premiums at a level our members can afford. By 2020, our seventh year of serving members in the Individual market, we had achieved an estimated 10% of market share based on membership within the market, and an MLR of 84.7%. As of January 31, 2021, we had 529,000 members, up from 82,000 as of January 31, 2017, representing a compound annual growth rate, or CAGR, of 59%, and we had a PMPM, direct policy premium rate of $515 for the month ended January 31, 2021, a 9% increase from $473 for the month ended January 31, 2020. There can be no assurance that such member growth and premium will continue. For the years ended December 31, 2019 and 2020, after taking into account reinsurance premiums ceded, premiums earned were $468.9 million and $455.0 million, respectively. Our direct policy premiums for the years ended December 31, 2019 and 2020 were $1.3 billion and $2.3 billion, respectively. Due to our continued investment in our technology, product development, and market expansion, for the years ended December 31, 2019 and 2020, we generated net losses of $261.2 million and $406.8 million, respectively, and Adjusted EBITDA losses of $222.2 million and $402.4 million, respectively. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for more information and for a reconciliation of non-GAAP metrics to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Health Care Needs to be Reimagined

Though affordability and poor outcomes are the most visible problems with U.S. health care from the consumer perspective, all of the ecosystem’s key stakeholders—consumers, employers, payers, and providers—face serious challenges when it comes to improving the system. As U.S. health care spending approaches 18% of GDP—more than twice the average of other OECD countries—the need for creative solutions from the private sector has never been greater.

Lack of Consumer-Centric Solutions

Even though health care decisions are among the most important any consumer will make, it is easier to research the right auto mechanic online than the right oncologist and more convenient to make a restaurant reservation on a smartphone than to book something as simple as an annual physical. The reason has little to do with what is technologically feasible and everything to do with the skewed incentives created by the U.S. health care system. The tax treatment of employer-sponsored health insurance that ties coverage to employment, the fee-for-service payment structure that incentivizes providers to focus on episodic and reactive care, and a web of archaic regulations that were not designed with modern technology in mind all have traditionally conspired to make the largest and arguably most important sector of the economy the least responsive to consumer demands. In recent years, as health care costs continue to skyrocket, the burden has gradually but significantly shifted to the consumer. According to the Kaiser Family Foundation, the average employee premium contribution for family health insurance coverage for 2020 was over $5,500, an increase of approximately 40% in the last decade, while the average annual deductible among covered employees rose by approximately 80% to $1,644 in the last decade. In most sectors of the economy, this would lead to enhanced competition that benefits consumers. Yet in health care, even as consumers have become more financially responsible for their decisions, they still lack access to basic data—such as price and quality—that would enable them to make informed choices. As a result, many consumers have lost trust in the U.S. health care system. According to the American Board of Internal Medicine, confidence in the medical system fell from 80% in 1975 to 38% in 2019—the most dramatic decline for any American institution in the same period.

Lack of Coordination and Interoperability

The health care industry is fragmented and inefficient, with different legacy health insurers, hospital systems, provider groups, and pharmacy networks each possessing distinct incentive structures—some or all of which may diverge from consumers’ interests. It is no wonder individual consumers feel lost or overlooked within this system. To make matters worse, each of these industry actors have traditionally maintained separate, often antiquated, technological systems with rigid architecture and siloed data. Even as consumer demand for greater coordination grows, inflexible and disparate legacy technological systems present a significant barrier to meeting consumers’ wants and needs.

Lack of Innovation

As consumers have become more involved in—and financially responsible for—their own health care choices, they seek more personalization, convenience, and value. Consumer demand for new care delivery models—such as virtual, home and mobile—has only accelerated due to the ongoing COVID-19 pandemic. According to a McKinsey & Company report, only 11% of consumers used telehealth in 2019, whereas 46% of consumers used telehealth to replace cancelled health care visits in April 2020 (for Oscar members, 57% of primary care visits in April 2020 were conducted virtually). Consumer adoption of telehealth has clearly been accelerated by COVID-19, with 76% of consumers indicating they are likely to use telehealth where available going forward. Despite the surge in consumer demand, however, the existing fee-for-service reimbursement model and fragmented legacy technology systems present serious hurdles for telehealth when it comes to addressing anything other than the most basic health issues. Only entities who are incentivized to lower total cost of care and who have access to end-to-end platforms that incorporate real-time, personalized patient data will be able to realize the full potential of this potentially transformative technology. We built Oscar to move health care forward and enabling innovative virtual care has been part of our DNA since the beginning.

We Have a Massive Opportunity

The U.S. health care industry is a massive and growing market in the middle of a paradigm shift that creates substantial opportunities for private sector innovation. According to CMS, health care spending in the U.S. is estimated to have been over $4 trillion in 2020 and is projected to grow to over $6 trillion by 2028. Of the $4 trillion in health care spending, $3 trillion of that amount is estimated to have passed through health insurers in 2020, an amount that is expected to grow to nearly $5 trillion by 2028. Public and private health insurance companies today represent over $1 trillion of enterprise value in the United States alone. The secular shifts toward consumerization, technological innovation, and personalization in health care, along with the accelerating demand for value and accountability, have raised the stakes for health insurers when it comes to providing lasting value to their consumers. As the first technology-driven, direct-to-consumer health insurance company, we have built an innovative full stack technology platform that is uniquely positioned to deliver against this challenge. Our member experience begins with trust, engagement, and the smart use of data, but our ultimate goal is to bend the cost curve by guiding members to the right care at the right time and at the right value.

We currently sell health plans in three markets—Individual, Small Group, and Medicare Advantage—which, in aggregate, serve more than an estimated 50 million Americans and represent an estimated $450 billion in direct policy premiums.

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The Individual market primarily consists of policies purchased by individuals and families through the Health Insurance Marketplaces. These marketplaces, established in 2014, grew rapidly, following the 2010 enactment of ACA provisions that today, require health insurance companies not to discriminate against pre-existing medical conditions in coverage decisions and provide for premium subsidies for middle and low-income Americans through tax credits. Rules enacted in 2019 provide for Individual Coverage Health Reimbursement Arrangements, or ICHRAs, which enable employers to make tax-favored contributions towards their employees’ purchase of Individual plans. The Departments of Labor, Treasury, and HHS estimate that approximately 800,000 employers will use ICHRAs to pay for insurance for more than 11 million employees and family members in the Individual market. We expect employers will embrace this trend for the same reasons they have shifted away from pensions to 401(k) accounts and agree with the many experts who believe that the decoupling of health insurance from employment would be socially beneficial. On January 28, 2021, President Biden issued an Executive Order which led CMS to establish a Special Enrollment Period for the federal health insurance marketplace from February 15, 2021 to May 15, 2021. All state-based exchanges we serve have announced similar Special Enrollment periods for their state-based exchanges.

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The Small Group market consists of employees of companies with up to 50 full-time workers in most states and up to 100 full-time workers in California, Colorado, New York, and Vermont. Small businesses are not required to provide health insurance coverage, but those that do are interested in attracting and retaining talented employees and conferring a benefit that is subject to significant tax incentives. Small Group represented a market size of $76 billion of premiums in 2019, and is a part of the broader employer-based insurance market that accounted for an estimated $1.2 trillion of premiums in 2020 and is expected to grow at a 4% CAGR to approximately $1.7 trillion by 2028.

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Medicare Advantage plans are a type of Medicare health plan offered by private companies that contract with the federal government to provide benefits to consumers over 65 years old, giving them the option between traditional Medicare or low- or zero-cost federally-subsidized Medicare Advantage plans. As of December 31, 2020, there were approximately 25 million Medicare Advantage enrollees, and they are estimated to spend approximately $290 billion in annual premiums according to HHS. By 2025, Medicare Advantage enrollment could represent approximately 38 million members, according to LEK Consulting.

While we will continue to focus on bringing the Oscar platform to new members within our existing markets, we also expect to expand into new insurance markets where our member-first approach will add value. These may include the U.S. self-funded employer and international markets.

Our platform partnerships with payers and providers show that we can provide technology solutions to a variety of sophisticated stakeholders across the health care system. As we scale, our addressable market will continue to expand due to our ability to enable new innovative models of integrated care. Our platform is increasingly modular and able to address large adjacencies within health care technology spend including telemedicine, care concierge, claims management and population health. Our member engagement tools and insurance operations infrastructure have the ability to be deployed alongside other provider and payer networks to enable new risk-based models. Collectively, we estimate these addressable markets represent an additional opportunity of $123 billion, including $40 billion in telemedicine, $20 billion in care concierge, $12 billion in claims management, and $51 billion in population health.

We Are a Differentiated Full Stack Technology Platform

When we launched Oscar as a technology-driven, full stack, direct-to-consumer health insurance company, we knew that tackling the challenges of the U.S. health care system would be ambitious. It would take collaboration with players across the system, investment in the resources needed to develop our own infrastructure, and the ability to convince people that their insurer could do more for their health than just pay medical claims. We recognized early on that health care was too broken to fix by simply reconfiguring existing technologies, and we understood that our ability to bend the cost curve would require us to control all of our data and processes before we could empower members with real-time actionable insights. This meant purpose-building a platform from the ground up that we update through code deployments more than 50 times per day. This platform enables us to run nearly 80 automated population health programs, or campaigns, as of December 31, 2020, that allow us to collect data and trigger real-time interventions at scale. We believe we have built our platform to scale and it is broadly applicable across health care and health insurance in the U.S. and abroad. Competitors who lack this member engagement engine will face significant challenges in replicating our consumer experience; we believe our platform thus forms an important structural moat around the innovations we have developed.

We Intervene in Real-Time

Our Care Teams are a critical entry point for our members in navigating and accessing care through Oscar. Through our member engagement, we are able to form a relationship with our members over time that allows us to recommend and ultimately shift members to better and more affordable care. Members are paired with their own Care Team of five dedicated Care Guides and a registered nurse known as a Case Manager, supported by a regional team of licensed nurses and social workers. This team acts as a consistent resource to build a long-term relationship and continuity with a member. A member’s Care Team can answer questions about benefits, upcoming care, prescriptions, and much more, as well as help them find high quality providers. When a Care Guide is unable to answer a member’s question, instead of transferring that member to another department, the Care Guide will take on the responsibility of tracking down the answer and delivering it personally to the member. We believe our Care Team approach is one of the core reasons our member satisfaction is so high.

Not only do our members get a dedicated Care Team, they get a Care Team that understands their particular needs and situation. Our proprietary algorithm uses location, predicted Care Team engagement, language preference, and plan type to assign members automatically to the right Care Team. This enables our Care Guides to better understand the needs of our members’ in each of their respective communities—which may vary in terms of housing, income, education, and other social indicators—while becoming experts in the health care landscape of a given market. We also have dedicated teams to assist members with specialized medical needs, including those in need of a transplant, behavioral health treatment, or other forms of complex care management.

Our Care Teams can also offer personalized guidance because of their access to all of our members’ longitudinal data on our full stack technology platform. It is our differentiated platform that makes it possible for us to train and enable our Care Guides to be efficient and effective as they provide customized insights to our members and serve as our first line of response for intervening in real-time in members’ care events. Our Care Teams have a bird’s-eye view of a member’s journey through the health care system, including claims and authorization history, past appointments, and in some cases, appointments scheduled in the future. Our proprietary clinical segmentation model prompts Care Guides and nurses to reach out to members with more complex health needs to make sure they are getting the care they need, particularly if we notice events such as the member being admitted to the hospital, or a lapse in medication adherence. During the COVID-19 pandemic, for example, our Care Teams were able to identify members who were at special risk or had delayed important care and to intercept them before their health worsened. After we reached out to members taking maintenance medications or using durable medical equipment, or DME, for conditions highlighted by CDC as higher risk for COVID-19, 70% of survey respondents indicated that they refilled or renewed their prescriptions or DME after receiving Oscar’s messages. Members in this category who engaged with their Care Teams on this issue had 127% higher conversion to prescription delivery or delivery-by-mail than those who did not.

When our platform detects that members are seeking information about emergency care, we can put them in immediate touch with doctors on our virtual platform, showing a relative reduction in ER visits of 13% between our target and control groups. When members are admitted into certain ERs, our platform notifies their Care Teams in real-time to enable follow-up as needed to help arrange discharge to an appropriate facility or to ensure home health care. With access to member data on our platform, Care Teams are also able to proactively reach out to schedule follow-ups, help with prescriptions, or connect our members with necessary virtual care. As of December 31, 2020, we are running nearly 80 campaigns simultaneously that allow us to collect data and trigger real-time interventions at scale. All of this is made feasible and cost-efficient by our full stack technology platform that allows us to make full use of available data, has the machine learning to interpret and drive actionable insights from that data, and then empowers members to make better decisions through our easy-to-use front end.

In this illustrative example, Cristina is a woman in her late 40s who lives in Los Angeles. She suffers from asthma and has experienced mild symptoms. Recently, her symptoms seem to be getting more serious and shes running low on her inhaler. How it works How Oscar is Different H I O S C A R . C O M Our Member Cristina At Oscar, we use technology to make healthcare more accessible and affordable for our members while still reducing total cost of care. The difference between Oscar and a typical insurer is exemplified by our efforts to reduce avoidable ER visits, or trips to the emergency room for a condition that can be treated by a primary care provider. Some studies estimate these account for up to two-thirds of total ER visits or $32 billion in total avoidable health care costs each year. 1 2 If Cristina had a typical insurer, she would likely search for a nearby doctor and may end up at the ER to see someone closeby for her increasingly urgent symptoms. There, based on median ER wait times, she may wait up to 5 1/2 hours to see a physician. This visit would cost her around $1,000 in out-of-pocket costs and cost her insurance company around an additional $1,000. 3 Cristinas experience with Oscar is very different. When she searches in our app for an ER, our data-driven platform will recognize patterns in her search and pull in information about her asthma diagnosis from her claims history. 4 Our tech platform will send Cristina an automated message from the nurse on her Care Team, asking her if she would like to speak to a doctor virtually, at no additional cost. If she opts to do so, the doctor will typically call her back within 15 minutes. 5 If, during the consultation, the doctor and Cristina decide that an in-person visit is unnecessary, the refill for Cristinas inhaler can be handled virtually. Cristina can even use our app to have the inhaler delivered to her door that day at no additional cost. 6 With the Oscar experience, Cristina avoids a trip to the ER and pharmacy and saves around $1,000 in out-of-pocket costs and Oscar saves around $1,000, reducing the total cost of care by approximately $2,000. 7 Our full stack technology platform allows us to use A/B testing to understand the effects of specific campaigns and programs, including this one. As a result, we know that this approach reduces emergency room visits by 13% for those in the campaign compared to a control group. This is just one example of how our investment in a full stack technology platform, and all the steps in our member engagement engine, translate into concrete benefits for our members as well as allow us to bend the overall cost curve in health care. Oscar

As of December 31, 2020, 71% of Oscar subscribing members have turned to their Care Team for help in navigating the health care system, making it a core piece of our member experience that we believe increases retention and serves as a primary avenue for influencing health care spend. Strong engagement with our Care Team also extends across the spectrum of our members’ health care needs. Over 90% of our subscribing members with a chronic disease have interacted with their Care Team as of December 31, 2020. When members do have acute needs, the Care Team relationship amplifies our ability to use traditional case management techniques to drive results. For Oscar members who are engaged with their Care Teams through our case management program, our 30-day hospital readmission rate is 6.2%—a 55.4% reduction relative to the industry average of 13.9% as estimated by the Agency for Healthcare Research and Quality.

We Help our Members Find the Right Doctor

Finding the right care at the right time can be complicated. While many consumers turn to their friends and families for provider recommendations, these and similar channels lack a data-informed view on cost and quality. At Oscar, we want to serve as our members’ first point of contact as they navigate the health care system. Our ranking algorithm uses artificial intelligence to match members to the best doctors for them, driven by sophisticated cost and quality algorithms. This technology saves both Oscar and members money by routing care to “high value” providers, which we define as providers who, based primarily on Oscar’s proprietary cost estimate tool, historical claims data, provider location information, and survey data from Oscar members following an appointment with a provider, have lower costs and higher rated reviews from our members, in each case relative to the other providers on our network, and meet certain widely accepted performance benchmarks, such as the Healthcare Effectiveness Data and Information Set, or HEDIS.

Members can search directly on the Oscar app or website, or if they prefer, in consultation with their Care Team, for the right provider. Approximately three out of four of our subscribing members who have a medical visit use our care routing tools to search for a provider each year. Among care router users, over two-thirds end up visiting one of the top five providers recommended through the care router and 92% have a positive review for the doctors they find through Oscar. Members who use our care routing technology and accept our care router suggestions experience median cost savings of approximately 7%. Cost savings estimates are based on allowed visit costs for major specialties (Primary Care, OBGYN, Pediatrics, Dermatology, Cardiology, and Psychology), compared to the allowed visit costs for the same services in the same region for our members that do not use our care routing technology or accept our recommendations.

We Help our Members Get Virtual Care

At Oscar, facilitating virtual care delivery is a continuation of our commitment to personalized solutions that meet the unique health care needs of each of our members. We offer flexible options when our members seek care through a broad platform tailored to solving specific member needs, whether through Virtual Urgent Care or Virtual Primary Care, staffed by the Oscar Medical Group, which was founded in 2017. Since 2014, all of our members have had access to telemedicine 24/7.

Of our subscribing members who have had one or more medical visits, 37% have used our virtual offering. We are taking a virtual-first approach to reimagine the way care is delivered and have built a proprietary infrastructure integrated with Oscar claims and data management systems focused on the consumer. With Virtual Urgent Care, members can talk to or message a provider and get a diagnosis, a new prescription, or a last-minute refill in as little as 15 minutes. Our proprietary infrastructure ensures that data is appropriately shared between Care Teams, virtual urgent care providers, and members.

Oscar Virtual Primary Care provides simple, convenient and free primary care to our members, at no additional cost, delivered by a doctor they choose from the cloud. Members simply login to their account and can book an appointment to talk to a provider via their phone or mobile app. They can follow up with this same provider as many times as they need to, just like with a traditional PCP. Oscar Virtual Primary Care was rolled out for plan year 2021. We believe that the addition of primary care to our suite of virtual services - which today includes urgent and related forms of care - will allow us to maximize the potential of telemedicine for our members. Because we are an insurer, our incentive is to deliver quality care at a cost our members can afford. This is distinct from the incentives of fee-for-service providers, who earn more as costs increase. As an insurer with a full stack technology platform, we also are involved with every interaction our members have with the health care system and can use that data to help them make the informed health care decisions. Compared to providers of virtual care point solutions, or to insurers with legacy technology systems, we thus have a broader array of levers to help our members optimize their overall use of health care. This is an advantage that we can use to benefit both members and the Oscar business model alike. Our end-to-end control of our full-stack technology platform allows us to roll out innovative features like this very quickly. We were able to configure our systems in a matter of months to roll out this feature to provide our members in Houston and Dallas with early access to the offering in 2020. To date, nearly 50% of the members who used the offering have a diagnosis for a chronic condition. Members love the program, as demonstrated by an NPS score of 78 for the limited offering, based on survey responses provided by participating members since September 2020. H I O S C A R . C O M Virtual Primary Care To explain how this offering works in concrete terms, lets consider the illustrative example of Louis, a 45-year-old Oscar member who lives in Dallas. In searching for a new doctor, he found Virtual Primary Care in the Oscar Care Router. After some research about the available providers, Louis chose a provider from Oscar Medical Group that had an appointment the following week. How it works 1 2 Based on a real-time analysis of Louiss health data in the Oscar platform, an automated message from the Care Team was sent to confirm his mailing address to ship him an at-home vitals kit for no additional cost. Because the analysis identified that Louis has claims related to a diabetes diagnosis and high blood pressure, the vitals kit included a thermometer and cellularly-connected blood pressure cuff. 3 Louis provider was able to review his full claims history, patient-reported information, and medication adherence charts in the Oscar electronic health record prior to his visit. The review also pulled in data that highlighted gaps in care and identified that the patient was overdue (relative to care standards from CMS) for an eye exam. Based on this review, the provider offered diabetes education and developed a treatment plan to get Louis diabetes under control. The provider also ordered a $0 in-home blood draw to be scheduled at a time that was convenient for Louis. She also shared with Louis that his blood sugar was unmanaged, based on lab data in the EHR, and gave him a new prescription for insulin. The provider also suggested that she see Louis in-person so that she could conduct a foot exam and eye exam, again for $0. 4 During the in-person visit, the Oscar Virtual Primary Care provider suggested that Louis see an endocrinologist within the next 7 days and gave Louis a cost estimate for his first visit with the specialist based on the information provided by Oscar. In the consultation notes emailed to him after, Louis receives a list of high-value, in-network specialists near him. 5 All of this is made possible because of the con_gurability of our claims system and Oscars full stack technology platform on which it was built. We are using this highly nimble system to enable the dynamic incentives which are intended to bring more a_ordable care to our members. When an Oscar Virtual Primary Care doctor prescribes certain things through our care delivery tooling, we are able to waive cost shares for the member in real-time. We believe that Oscar is the only insurer currently positioned to deliver this level of quality care and cost-savings to its members. oscar

We expanded our virtual platform in 2020 by launching plans, effective as of January 1, 2021, offering virtual primary care for a more convenient and efficient provider experience. Through Oscar Virtual Primary Care, primary care from select providers—as well as downstream care in some instances—is included at no cost and is unlimited to our members. Virtual Primary Care unlocks new ways to improve clinical outcomes and member experience while reducing cost.

We Have Built an End-to-End Platform

Product features such as Care Teams, care routing, and virtual care are our way of building the trust, engagement, and relationship that gives us the ability to help members bend the cost curve in health care. Owning the technologies that power our business from end-to-end lets us pioneer new ways of addressing frictions in the health care system and is the foundation for Oscar’s vision to make a healthier life accessible and affordable for all. Using artificial intelligence throughout our platform, we have built a predictive and user friendly back end. An example is our fully-built claims system. This is the underlying technology that insurers use to process member care events for eligibility and payment. We recognized that rebuilding this part of the stack would be critical to our long-term success and scalability, so at the beginning of 2017 we began the process of building our own claims system. Today, this platform provides the foundation for our personalized data insight and analysis as well as our critical cost structure savings. For example, in 2020, 92% of our claims below $30,000 were auto-adjudicated without human intervention. Our claims system and other internal tools also power our cost estimates tool: when a member contacts our Care Team for an estimate of what a particular service or item will cost, the result is calculated in real-time by our claims engine. Unlike most cost estimates within the industry, which reflect average cost for an average provider, our estimates reflect the rate of an actual provider for an actual procedure and also the member’s personalized plan details, such as their deductible and out-of-pocket spending for the year. This functionality is also available to members directly on the web.

Further, as noted above, many of our most sophisticated population health tools are closely integrated with our claims system, so that when a particular claim indicates a member is facing a significant health issue, our Care Teams can reach out proactively to help.

Our platform is built to scale and its integration and configurability will enable us, in the years ahead, to make previously impossible things simple. These include features such as paying providers immediately through real-time claims adjudication, providing real-time prior-authorizations for Oscar members, automating the application of dynamic incentives for members and providers based on actions they take, and making health care more transparent for consumers through even more personalized and accurate cost estimates. Our powerful full stack technology enables us to be differentiated in what we offer members and we believe that over time it will continue to allow us to be innovative in ways our competitors cannot match.

What We Offer Our Members

Our technology gives us the flexibility to launch new features, enter new geographic and product markets, and enter into innovative partnerships in ways traditional insurers cannot. Today, we offer health plans in three insurance markets: Individual, Small Group, and Medicare Advantage, across 291 counties and 18 states.

Our Health Plans

We began Oscar by offering health plans within the Individual market, one of the few direct-to-consumer insurance markets in health care. The Individual market is built for those who do not have access to employer-sponsored or government-sponsored insurance. As part of the Individual market, health plans are named after metal tiers—for example, Catastrophic, Bronze, Silver, Gold, and Platinum—to make it easy for consumers to compare options. Each health plan offers a different level of coverage and suits members’ needs depending on their circumstances.

For our products and plans in the Small Group market, our digital platform and member engagement engine allow us to add new dimensions to traditional plan offerings that have struggled to keep up with the demands of an increasingly consumer-focused market. In January 2020, we announced our Cigna + Oscar partnership to exclusively deliver a Small Group plan offering in certain markets that combines the strengths of both our organizations. Through Cigna + Oscar, we provide business owners and their employees with access to member-first health care coverage and physician networks that provide personalized care.

We also operate in the Medicare Advantage market, which provides a private-sector alternative to traditional fee-for-service Medicare by allowing individuals 65 and older to apply their Medicare entitlement to obtain free or low-cost health plans that offer richer benefits and lower out-of-pocket expenses than the public alternative. This high growth market is forecast to grow from approximately 25 million enrollees as of December 31, 2020 to approximately 38 million enrollees in 2025, reflecting a CAGR of approximately 8.7%. In Medicare Advantage, CMS pays health insurers a PMPM premium to manage the health care and associated expenses of a participating member. Health insurers are therefore incentivized to manage the care of a given member with a focus on improving health outcomes and quality of care while lowering costs. We believe our singular focus on the consumer and the technology platform we have built uniquely position us in this important and growing consumer-focused market.

Our Members

With 529,000 members as of January 31, 2021 across 18 states and 291 counties, our membership base reflects the diversity of the broad range of geographies that we serve. As of December 31, 2020, we had more members who were between 56- to 64-years-old than between 27- to 35-years-old, and 31% of our members were part of families with dependents on their plans. The counties we serve range from ones with high median household incomes such as Orange County in California ($90,234) and New York County in New York ($86,553), to much lower income ones such as Marion County in Florida ($45,371) and El Paso County in Texas ($46,871). 16% of our subscribing members as of December 31, 2020 spoke Spanish as their first language, which is higher than the U.S. population as a whole, and these Spanish-speaking members’ NPS scores were over 25 points higher than our average.

Not only do our members reflect the diversity of the geographies we serve, but engagement with our technology platform and customer satisfaction remains high, relative to industry average, across different cohorts such as age. For example, Oscar subscribing members who are over 55 years old engage with our digital or Care Team channels at roughly the same rate as our average subscribing member. When it comes to NPS, our scores are actually highest among our members who are 55 years and older, and the group with the next highest NPS is those 18- to 26-years-old. This is one reason why we believe that our product is a good fit for the rapidly-growing Medicare Advantage market.

Our Network

Our health plans include access to a network of high-quality physicians and hospitals, as well as a personalized Care Team that supports members every step of the way, from finding a doctor to navigating costs. We believe the era in which broad, overbuilt provider networks are the principal option is over. To reduce health care costs, certain individuals and employers may move away from broad, national networks to localized program designs. In broad networks, where every hospital and doctor is part of every insurer’s network, there is limited direct competition on cost and quality between hospitals. The result is widely diverging prices in the same markets, with little to no correlation with quality.

As portions of the health care system increasingly shift towards offering more selective networks, we believe the insurers that will thrive are those that can consistently deliver a high-quality experience by engaging their members and routing care to in-network facilities and physicians that offer quality care at affordable rates. Oscar has EPO or similar networks in all of our markets for our Individual and Medicare Advantage products. The Cigna + Oscar Small Group products use Cigna’s network to offer PPO and EPO plans. We selectively work with technology-forward, high brand-recognition health systems and are proud to say that 9 of the 10 largest health systems in the U.S. are a part of our network (HCA Healthcare, Ascension, Tenet Healthcare Corporation, Community Health Systems, Trinity Health Corporation, Catholic Health Initiatives, Providence Health and Services, Dignity Health, and Prime Healthcare Services).

We optimize our networks for quality and cost by building algorithmically and our proprietary model is able to score the quality and completeness of a network in real-time, based on contract inputs and what we know about the region’s member base.

Our Growth Opportunities

We are in the early stages of addressing our market opportunity and reimagining health care in the U.S. We are focused on a clear strategy with multiple levers of growth:

Acquire more members in existing markets and states

We believe that we have a significant opportunity to expand and grow share within our current footprint of markets and states. We typically enter new counties with a 7% to 8% average share in year one and are typically able to grow our penetration over time. Today, we estimate our market share in the Individual market has grown to approximately 15% in counties where we have been operating for three years or more, based on membership within the market. Our ability to continue acquiring members in existing markets and states is driven by our combination of innovative plan design and data-driven pricing, as well as growing brand recognition through word of mouth from satisfied members. Our member base has continued to evolve as we have invested in our plan design and pricing. Members find value in the differentiated offerings in our health plans, such as virtual care at no additional cost, wellness incentives, and dedicated Care Teams.

We have also established an in-depth approach to the pricing process with a balanced view of growth, profitability, and risk amidst the competitive backdrop. Since launch, we have continued to refine our data-driven pricing process which allows us to assemble deep market-level insights that we enhance over time. In the 2021 open enrollment period, we were the lowest price plan in our markets only 10% of the time, down from 33% in the 2020 open enrollment period, yet still grew our membership to 529,000 as of January 31, 2021. This is an important proof point that our differentiated model is succeeding in the marketplace and we are able to grow while maintaining price discipline.

Launch new markets and states

We believe we can substantially grow our member base by launching into new counties and states. Today, we serve members in 291 counties and 18 states in the U.S. We will focus on markets where we can offer competitively priced premiums over the long term and thus drive consistent member retention. Our platform allows us to expand into new counties and states efficiently with limited incremental spend. We have a unique opportunity to leverage our technology to rapidly and seamlessly reach consumers in new geographies.

Introduce new products and plans

Our platform is built to be extensible to new products and plans, and we plan to continue investing and scaling to address the needs of consumers and partners. In 2017, we entered the Small Group market, and in 2020, we expanded our presence in this market with Cigna + Oscar co-branded plans. In 2019, we announced that we would be launching Medicare Advantage, and in 2020, we served our first members in that market. We will continue to evaluate opportunities to bring Oscar’s mission of making a healthier life accessible and affordable to all to health insurance markets such as the expanded Individual market through ICHRA, the U.S. employer self-funded market, and international markets.

In our existing insurance markets, innovative plan designs enable us to acquire new members and grow our market share. In 2020, we announced that as part of our Oscar health plans in select markets, we would offer members Virtual Primary Care (including downstream care in some instances) at $0 for unlimited virtual primary care visits from select providers. We will continue to develop new plan designs that meet the evolving needs of our members and the health care ecosystem.

Our ability to evaluate opportunities, to leverage our existing regulatory framework, technology and brand, and to launch efficiently will continue to create value for us. We anticipate that our ability to quickly expand into new products and plans will help contribute to our growth in the future.

Develop new partnerships and evaluate potential acquisitions

We believe there is substantial opportunity for us to continue partnering with the health care industry’s key stakeholders through innovative fee-based and/or risk-sharing arrangements that reimagine the way health care is delivered. We will also consider growth through acquisition. Our Cigna + Oscar exclusive partnership in Small Group; Montefiore + Oscar partnership in Medicare Advantage; and Cleveland Clinic + Oscar partnership in Individual are proof points of our ability to deploy our technology to support innovative, value-oriented approaches to health care.

In addition to continued partnerships both regionally and nationally across our several product lines, we may selectively pursue acquisitions. These acquisitions may include new geographies and insurance offerings as well as complementary capabilities we can integrate into our existing product offerings to better engage members, improve health outcomes, and lower costs.

Monetize our platform

We have made significant investments to build a unique full stack technology platform that enables innovation in the global health care system. The fact that leading health care organizations in both the payer and provider sectors want to share risk, co-brand with us, and offer attractive economics—speaks volumes about market perception of the potential of our platform. As a result, we believe we are well-positioned to monetize our platform through risk-sharing partnerships, where we take risk for provider claims on behalf of our members, or, even more directly, through fee-based service arrangements where we charge a fee per member or other fee structure. As consumers take increasing control of their health care, we believe our differentiated member engagement and end-to-end member experience can and will create value in multiple sectors of the health care ecosystem. As care shifts towards virtual delivery, we also believe there are more opportunities to deploy our digital, telehealth capabilities to enable other innovative care models.

Our platform today also has the ability to deliver solutions that represent multi-billion dollar industries, such as telemedicine, benefits management, claims processing and health care data and analytics. By leveraging our technology in areas such as machine learning, predictive analytics, and multimodal communication, we have built technology that is both member-first and helps lower costs. We believe that we have the ability to power these adjacent industries with our member engagement engine and full stack technology platform.

Our People, Vision, and Values

As of December 31, 2020, we had 1,839 employees, 617 of whom were based in our New York headquarters, 1,032 based in Tempe, Arizona, 75 based in Los Angeles, California, and the remaining 115 based in smaller regional offices or working remotely. We compete to hire and retain highly-talented and diverse individuals, and we offer our employees competitive compensation packages that typically include base salary, performance bonus, and equity components. Our employees have backgrounds as engineers, doctors, nurses, actuaries, data scientists, and insurance experts.

Oscar attracts employees because we are a mission-driven company. We view it as a privilege and a responsibility to serve our 529,000 members—and we take the responsibility very seriously. We also see it as our responsibility to fundamentally change the industry in which we are operating. As such, Oscar engenders a culture of discovery, analysis, collaboration, and perseverance. This is reflected in our vision and values.

Our Vision.    We refactor health care to make good care cost less.

Refactor is a term used in software engineering that means to improve the design, structure, and implementation of the software, while preserving its functionality. At Oscar, we take this definition a step further. We improve our members’ experience by building trust through deep engagement, personalized guidance, and rapid iteration.

Our Values.    We live by the following seven precepts:

1.	What we do is a big deal. We’re solving problems that change lives. Respect the rules, but fight for better ones.

2.	Powered by people. Members above all else. Machines augment us; they don’t replace us. Differences strengthen us. Developing and growing others is what raises the bar.

3.	Seek the truth… but never assume you’ve found it. Be scientific. Don’t simply believe what you’re told. Conventional wisdom is always conventional, but not always wise.

4.	No genius without grit. Be relentless. Be scrappy. Trying and failing beats not trying and changing nothing.

5.	Inspire and provoke. Develop and display leadership at all levels. Never stop being an individual contributor. Lead others by inspiring with your craft.

6.	Be transparent. Give and ask for direct feedback. Be grateful for and excited by the help of others. Don’t talk about people behind their backs. Publish, even when it hurts.

7.	Make it right. Admit your mistakes. Then, learn from them. Teach us what you’ve learned. Use what you make. Never build alone.

Competitive Conditions and Environment

We operate in a highly competitive environment in an industry subject to significant and ongoing changes, including business consolidations, new strategic alliances, market pressures, scientific and technological advances in medical care and therapeutics, and regulatory and legislative challenges and reform both at the federal and state level. This reform includes, but is not limited to, the federal and state health care reform legislation described under “—Government Regulation.” In addition, changes to the political environment may drive additional shifts in the competitive landscape.

We compete to enroll and retain new members and employer groups, as we currently derive substantially all of our revenue from direct policy premiums, which is primarily driven by the number of members covered by our health plans. Employer groups choosing a health plan for their employees and individuals who wish to enroll in a health plan or to change health plans typically choose a plan based on price, the quality of care and services offered, ease of access to services, a specific provider being part of the network, the availability of supplemental benefits, and the reputation or name-recognition of the health plan. We believe that the principal competitive features affecting our ability to retain and increase membership include the range and prices of health plans offered, diversity of coverage, benefits and wellness programs, breadth and quality of provider network, quality of service and member experience, responsiveness to member demands, financial stability, comprehensiveness of coverage, market presence, and reputation.

As attracting new members depends in part on our ability to provide access to competitive provider networks, we compete in establishing such provider networks. We believe that the factors providers consider in deciding whether to contract with a health insurer include existing and potential member volume, reimbursement rates, timeliness and accuracy of claims payment and administrative service capabilities. While our health insurance subsidiaries are required to meet various federal and state requirements regarding the size and composition of our participating provider networks, our business model is based on contracting with selected health care systems and other providers, not all systems and providers in a given area. This allows us to work more closely with high quality health care systems that engage with us using our technology and to receive more favorable reimbursement rates from these health care systems. For additional information on risks associated with the competitive environment in which we operate and a list of factors that could negatively affect our ability to grow our member base, see “Risk Factors—Most Material Risks to Us—Our success and ability to grow our business depend in part on retaining and expanding our member base. If we fail to add new members or retain current members, our business, revenue, operating results and financial condition could be harmed” and “Risk Factors—Risks Related to our Business—If we are unable to arrange for the delivery of quality care, and maintain good relations with the physicians, hospitals, and other providers within and outside our provider networks, or if we are unable to enter into cost-effective contracts with such providers, our profitability could be adversely affected.”

The relative importance of each of the competitive factors mentioned in the above paragraphs and the identity of our principal competitors for members, employer groups, and providers varies by market and geography. In the Small Group market, for example, our principal competitors include plans offered by national carriers and local Blue Cross plans, while our principal competitors in the Individual market primarily consist of plans offered by national carriers, regional carriers, Medicaid-focused insurers offering Health Insurance Marketplace products, local Blue Cross plans, and start-up carriers. In the Medicare Advantage market, our principal competitors include Original Medicare fee-for-service plans managed by the federal government and Medicare Advantage plans offered by national, regional, and local managed care organizations and insurance companies, and accountable care organizations.

Additionally, we face significant competition for personnel, particularly in New York, where our headquarters is located. We rely on a small number of highly-specialized insurance experts, and competition in our industry for qualified employees is intense. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees.

Sales and Marketing

Our marketing and sales initiatives focus on member growth through four primary avenues: acquiring members through Health Insurance Marketplaces, acquiring members through brokers, acquiring members directly through our digital platform and internal sales team, and signing agreements with small businesses that provide employee coverage as part of their benefits packages. We use marketing and sales strategies and various channels, including the internet, which we use on a selected basis to promote our advertisements through social and other media platforms, to reach consumers as well as enterprise benefits leaders. Enterprise marketing and sales strategies also include account-based marketing, business development initiatives, and client service teams focused on member acquisition, employee enrollment, and member engagement. We also use the data generated in member support interactions to constantly refine and improve our marketing campaign.

Reinsurance

We enter into reinsurance agreements to help us achieve important goals for our business, including capital efficiency and greater predictability in our earnings in the event of unexpected significant fluctuations in MLR. Our reinsurance is contracted under two different types of arrangements: quota share reinsurance contracts and XOL reinsurance contracts. In quota share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums (in some cases, net of a ceding commission). In XOL reinsurance, the reinsurer agrees to assume all or a portion of the ceding company’s losses in excess of a specified amount. Under XOL reinsurance, the premium payable to the reinsurer is negotiated by the parties based on losses on an individual member in a given calendar year and their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company’s losses.

Our reinsurance contracts generally have a duration of one to three years, and we review them in advance of the contract’s expiration to negotiate terms for new reinsurance contracts. During each renewal cycle, there are a number of factors we consider when determining our reinsurance coverage, including (1) plans to change the underlying insurance coverage we offer, (2) trends in loss activity, (3) the level of our capital and surplus, (4) changes in our risk appetite, and (5) the cost and availability of reinsurance coverage. There can be no assurance that we will be able to renew our reinsurance contracts on similar or attractive terms, or at all, and no assurance that we will be able to negotiate reinsurance coverage with another reinsurance carrier if we are unable to renew our existing reinsurance contracts.

Certain Contracts

Provider Contracts

We contract with hospitals, physicians, and other health care providers in order to provide our members with access to provider networks. While we generally have a standard set of terms that we propose for our provider contracting relationships, each health market in which we operate is unique, and therefore our negotiated contract terms are specific to each market and health provider. For instance, the fee structures for these contracts vary, and can include fee for service arrangements, value based incentives and payment structures, or payments on a capitation basis. Our provider arrangements also generally may be terminated or not renewed by either party without cause upon prior written notice (the specific terms of which will vary). Some of our provider contracts may also contain exclusivity provisions, which either restrict our ability to contract with certain providers, permit the provider to terminate the contract or raise the compensation paid if we contract with certain other providers, and/or restrict our ability to offer certain benefits and plans. However, in all instances we maintain the right to contract with health systems that are necessary in order to meet federal and state requirements for network adequacy. For information on risks associated with our provider contracts, see “Risk Factors—Risks Related to our Business—If we are unable to arrange for the delivery of quality care, and maintain good relations with the physicians, hospitals, and other providers within and outside our provider networks, or if we are unable to enter into cost- effective contracts with such providers, our profitability could be adversely affected” and “Risk Factors—Risks Related to our Business—From time to time, we may become involved in costly and time-consuming litigation and regulatory actions, which require significant attention from our management.”

Contract with Health First

On January 21, 2021, through a subsidiary, we entered into a services agreement with Health First, pursuant to which we will provide certain administrative functions and services to Health First’s individual commercial and Medicare Advantage health plans in Florida. As of December 31, 2020, Health First had approximately 38,207 members in its Medicare Advantage plan and approximately 17,730 members in its individual commercial plans. The primary services to be provided under the contract will commence on January 1, 2022, which includes providing Health First’s members with access to Oscar’s platform, claims management services, concierge services and utilization review services. We will provide some limited services in 2021, including risk adjustment services and support for open enrollment. The services agreement has an initial five year term, with automatic extensions for successive three year terms unless such successive terms are terminated earlier. The services agreement (i) may be terminated at any time upon mutual written consent of the parties or if either party fails to perform or is in breach of its material obligations and (ii) contains other customary termination rights, representations, covenants and indemnification obligations.

Intellectual Property

We believe that our intellectual property rights are important to our business, and our commercial success depends, in part, on our ability to protect our core technologies and other intellectual property assets. We rely on a combination of copyrights, trademarks, service marks, trade secret laws, technical know-how, confidentiality procedures, and other contractual restrictions to establish and protect our intellectual property. As of December 31, 2020, we exclusively owned two registered trademarks in the United States, the Oscar and Oscar Health marks. While trademark registrations in the United States have terms of limited duration, there is no limit on the number of times that the registrations may be renewed if they remain in use in commerce and if all required filings and payments are made with the United States Patent and Trademark Office. Further, even if a federal registration of a trademark in the United States is not renewed, the owner of the trademark may retain its common law trademark rights thereafter, for as long as the mark remains in use in commerce in the applicable state or states. In addition, we have registered domain names for websites that we use or may use in our business. As of December 31, 2020, we had no issued patents and no pending patent applications anywhere in the world, and therefore, we do not have patent protection for any of our proprietary technology, including our full stack technology platform, proprietary software, mobile app, or web portal. However, our software and other proprietary information are protected by copyright on creation. Copyright registrations, which have so far not been necessary, may be sought on an as-needed basis.

We seek to control access to and distribution of our proprietary information, including our algorithms, source and object code, designs, and business processes, through security measures and contractual restrictions. We seek to limit access to our confidential and proprietary information to a “need to know” basis and enter into confidentiality and nondisclosure agreements with our employees, consultants, members, and vendors that may receive or otherwise have access to any confidential or proprietary information. We also obtain written invention assignment agreements from our employees and consultants that assign to us all right, interest, and title to inventions and work product developed during their employment or service engagement, respectively, with us. In the ordinary course of business, we provide our intellectual property to external third parties through licensing or restricted use agreements. For information on risks associated with our intellectual property rights, see “Risk Factors—Risks Related to our Business—Failure to secure, protect, or enforce our intellectual property rights could harm our business, results of operations, and financial condition” and “Risk Factors—Risks Related to our Business—If we are unable to integrate and manage our information systems effectively, our operations could be disrupted.”

Information Technology

Our business is dependent on effective, resilient, and secure information systems that assist us in, among other things, monitoring utilization, and other cost factors, processing provider claims, providing data to our regulators, and implementing our data security measures. Our members also depend upon our information systems for enrollment, primary care and specialist physician roster access and other information, while our providers depend upon our information systems for eligibility verifications, claims status, and other information.

We partner with third parties, including Amazon, Atlassian, inContact, and Google, to support our information technology systems. This makes our operations vulnerable to adverse effects if such third parties fail to perform adequately. We have entered into agreements with third-party vendors who manage certain of our information technology infrastructure services including, among other things, our information technology operations, end-user services, and platforms for cloud computing. As a result of such agreements, we have been able to reduce our administrative expenses over time, while improving the reliability of our information technology functions, and maintain targeted levels of service and operating performance. A segment of the infrastructure services is managed within our cloud platform, while other portions of the infrastructure services are managed externally by vendors. Our use of cloud service providers in particular is intentionally and inherently resilient, with platform level redundancy in networking and computer hardware. As an example, we distribute our AWS services across multiple availability zones to reduce the likelihood of infrastructure failure.

We have established a program of security measures to help protect our computer systems from security breaches and malicious activity and have implemented controls designed to protect the confidentiality, integrity, and availability of data, including PHI, and the systems that store and transmit such data. We have employed various technology and process-based methods, such as network isolation, intrusion detection systems, vulnerability assessments, penetration testing, use of threat intelligence, content filtering, endpoint security (including anti-malware and detection response capabilities), email security mechanisms, and access control mechanisms. We also use encryption techniques for data at rest and in transit.

Our information systems and applications require continual maintenance, upgrading, and enhancement to meet our current and expected operational needs and regulatory requirements. We regularly upgrade and expand our information systems’ capabilities. For information on risks associated with our information technology systems, see “Risk Factors—Risks Related to our Business—If we are unable to integrate and manage our information systems effectively, our operations could be disrupted” and “Risk Factors—Risks Related to our Business—If we or our partners or other third parties with whom we collaborate sustain a cyber-attack or suffer privacy or data security breaches that disrupt our information systems or operations, or result in the dissemination of sensitive personal or confidential information, we could suffer increased costs, exposure to significant liability, adverse regulatory consequences, reputational harm, loss of business, and other serious negative consequences.”

Government Regulation

General

Our operations are subject to comprehensive and detailed federal, state, and local laws and regulations throughout the jurisdictions in which we do business. These laws and regulations, which can vary significantly from jurisdiction to jurisdiction, restrict how we conduct our businesses and result in additional burdens and costs to us. Further, federal, state, and local laws and regulations are subject to amendments and changing interpretations in each jurisdiction. The application of these myriad, detailed legal and regulatory requirements to the complex operation of our businesses creates areas of uncertainty. In addition, there are numerous proposed health care laws and regulations at the federal, state, and local levels, some of which could materially adversely affect our businesses if they were to be enacted. See “Risk Factors—Risks Related to the Regulatory Framework that Governs Us—Changes or developments in the health insurance markets in the United States, including passage and implementation of a law to create a single-payer or government-run health insurance program, could materially and adversely harm our business and operating results.”

Supervisory agencies, including federal and state regulatory and enforcement authorities, have broad authority to:

•	grant, suspend, deny, and revoke certificates of authority to transact insurance;

•	regulate our products and services;

•	regulate, limit, or suspend our ability to market products, including the exclusion of our products from Health Insurance Marketplaces;

•	approve premium rates;

•	monitor our solvency and reserve adequacy;

•	scrutinize our investment activities on the basis of quality, diversification, and other quantitative criteria; and

•	impose criminal, civil, or administrative monetary penalties, and other sanctions for non-compliance with regulatory requirements.

In particular, we are subject to comprehensive oversight from CMS related to our Medicare Advantage plans. CMS regulates the Medicare Advantage payments made to us and the submission of information relating to the health status of members for purposes of determining the amounts of those payments. Additional CMS regulations govern Medicare Advantage benefit design, eligibility, enrollment and disenrollment processes, call center performance, plan marketing, record-keeping and record retention, quality assurance, timeliness of claims payment, network adequacy, and certain aspects of our relationships with and compensation of providers.

To carry out the above tasks, CMS and other agencies periodically examine our current and past business practices, accounts and other books and records, operations and performance of our health plans, compliance with contracts, adherence to governing rules and regulations, and the quality of care we provide to our members. This information and these practices may be subject to routine surveys, mandatory data reporting and disclosure requirements, regular and special investigations and audits, and from time to time, we may receive subpoenas and other requests for information from government entities. For example, CMS currently conducts RADV audits of a subset of Medicare Advantage contracts for each contract year. The RADV program audits diagnosis codes submitted in support of enhanced payments by Medicare Advantage organizations to ensure such diagnosis codes are valid and supported by medical record documentation. In addition, the OIG also audits risk adjustment of companies offering Medicare Advantage plans, and we anticipate this remaining a focus of government investigations in the next few years.

The health insurance business also may be adversely impacted by court decisions that expand or invalidate the interpretations of existing statutes and regulations. It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs caused by potential legislation, regulation, or court rulings.

State Regulation of Insurance Companies and HMOs

Our insurance and HMO subsidiaries must obtain and maintain regulatory approvals to sell specific health plans in the jurisdictions in which they conduct business. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative authority with respect to all aspects of the insurance business. The Model Audit Rule, where adopted by states, requires expanded governance practices, risk and solvency assessment reporting and the filing of periodic financial and operating reports. Most states have adopted these or similar measures to expand the scope of regulations relating to corporate governance and internal control activities of HMOs and insurance companies. Health insurers and HMOs are subject to state examination and periodic regulatory approval renewal proceedings. Some of our business activity is subject to other health care-related regulations and requirements, including utilization review, pharmacy service, or provider-related regulations and regulatory approval requirements. These requirements differ from state to state and may contain network, contracting, product and rate, licensing and financial and reporting requirements. There are laws and regulations that set specific standards for delivery of services, appeals, grievances, and payment of claims, adequacy of health care professional networks, fraud prevention, protection of consumer health information, pricing and underwriting practices, and covered benefits and services.

In addition, we are regulated as an insurance holding company and are subject to the insurance holding company laws of the states in which our health insurance subsidiaries are domiciled. These laws and other laws that govern operations of insurance companies and HMOs contain certain reporting requirements, as well as restrictions on transactions between an insurer or HMO and its affiliates, and may restrict the ability of our health insurance subsidiaries to pay dividends to our holding companies. Under New York law, for example, Oscar Insurance Corporation, or OIC, our New York-domiciled insurance subsidiary, may not declare or distribute a dividend to shareholders except out of earned surplus (as defined under New York law). Additionally, absent prior approval of the Superintendent of the Department of Financial Services, or the Superintendent, OIC may not declare or distribute any dividend to shareholders which, together with all dividends declared or distributed by us during the preceding 12 months, exceeds the lesser of (a) ten percent of OIC’s surplus to policyholders as shown by its last statement on file with the Superintendent, or (b) one hundred percent of adjusted net investment income (as defined under New York law) during such period. Holding company laws and regulations generally require registration with applicable state departments of insurance and the filing of reports describing capital structure, ownership, financial condition, certain intercompany transactions, enterprise risks, corporate governance, and general business operations. In addition, state insurance holding company laws and regulations generally require notice or prior regulatory approval of certain transactions including acquisitions, material intercompany transfers of assets, and guarantees and other transactions between the regulated companies and their affiliates, including parent holding companies. Applicable state insurance holding company acts also restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. These acts generally define “control” as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person. Some state laws have different definitions or applications of this standard. Dispositions of control generally are also regulated under applicable state insurance holding company laws.

The states of domicile of our health insurance subsidiaries have statutory RBC requirements for insurance companies and HMOs based on the Risk-Based Capital For Health Organizations Model Act. These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company’s investments and products. In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance regulator of its state of domicile each calendar year. These laws typically require increasing degrees of regulatory oversight and intervention if a company’s RBC declines below certain thresholds. As of December 31, 2020, the RBC levels of our insurance and HMO subsidiaries met or exceeded all applicable mandatory RBC requirements. For more information on RBC capital and additional liquidity and capital requirements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview.”

Further, almost all states require insurers and HMOs to comply with the standards set forth in the Model Audit Rule, which imposes financial reporting, independent audit, and corporate governance requirements. Additionally, as a company that directly or indirectly controls insurers, we have an obligation to adopt a formal enterprise risk management, or ERM, function and file enterprise risk reports on an annual basis. The ERM function and reports must address any activity, circumstance, event, or series of events involving the insurer that, if not remedied promptly, is likely to have a material adverse effect upon the financial condition or liquidity of the insurer, including anything that would cause the insurer’s RBC to fall below certain threshold levels or that would cause further transaction of business to be hazardous to policyholders or creditors, or the public. Similarly, in accordance with NAIC’s Risk Management and Own Risk Solvency Assessment Model Act, we must complete an annual “own risk and solvency assessment,” which is an internal assessment, appropriate to the nature, scale, and complexity of our company, of the material and relevant risks associated with the current business plan, and of the sufficiency of capital resources to support those risks.

Ongoing Requirements and Changes Stemming from the ACA

The ACA significantly changed the United States health care system. While we anticipate continued changes with respect to the ACA, either through Congress, court challenges, executive actions, or administrative action, we expect the major portions of the ACA to remain in place and continue to significantly impact our business operations and results of operations, including pricing, minimum MLRs, and the geographies in which our products are available.

The ACA prohibits annual and lifetime limits on essential health benefits, member cost-sharing on specified preventive benefits, and pre-existing condition exclusions. Further, the ACA implemented certain requirements for insurers, including changes to Medicare Advantage payments and the minimum MLR provision that requires insurers to pay rebates to members when insurers do not meet or exceed the specified annual MLR thresholds. In addition, the ACA required a number of other changes with significant effects on both federal and state health insurance markets, including strict rules on how health insurance is rated, what benefits must be offered, the assessment of new taxes and fees (including annual fees on health insurance companies), the creation of public Health Insurance Marketplaces for Individuals and Small employer group health insurance and the availability of premium subsidies for qualified individuals. The ACA allows individual states to choose to enact additional state-specific requirements that extend ACA mandates and some of the states where we operate have implemented higher MLR percentage requirements, lower tobacco user rating ratios, and different age curve variations. Changes to our business environment are likely to continue as elected officials at the national and state levels continue to enact, and both elected officials and candidates for election continue to propose, significant modifications to existing laws and regulations, including changes to taxes and fees. Also, legal challenges regarding the ACA could have a material adverse effect on our business, cash flows, financial condition, and results of operations. See “Risk Factors—Most Material Risks to Us—Any potential repeal of, changes to, or judicial challenges to the ACA, could materially and adversely affect our business, results of operations, and financial condition.”

In general, the individual market risk pool that includes public Health Insurance Marketplaces has become less healthy since its inception in 2014 and continues to exhibit risk volatility. Based on our experience in public Health Insurance Marketplaces to date, we have made adjustments to our premium rates and participation footprint, and we will continue to evaluate the performance of such products going forward. In addition, insurers have faced uncertainties related to federal government funding for various ACA programs. These factors may have a material adverse effect on our results of operations if premiums are not adequate or do not appropriately reflect the acuity of our member population. Any variation from our expectations regarding acuity, enrollment levels, adverse selection, or other assumptions utilized in setting premium rates could have a material adverse effect on our results of operations, financial position, and cash flows.

Further, implementation of the ACA brings with it significant oversight responsibilities by health insurers that may result in increased governmental audits, increased assertions of alleged FCA liability, and an increased risk of other litigation.

Federal regulatory agencies continue to modify regulations and guidance related to the ACA and markets more broadly. Some of the more significant ACA rules are described below:

•	The minimum MLR thresholds by market, as defined by HHS, are as follows:

Small Group	80%
Individual	80%

•	Certain states require us to meet more restrictive MLR thresholds. For example, New York state law requires an 82% MLR for both Small Group and Individual products and plans.

•

The minimum MLR thresholds disclosed above are based on definitions of an MLR calculation provided by HHS, or specific states, as applicable, and differ from our calculation of “benefit expense ratio” based on premium revenue and benefit expense as reported in accordance with GAAP. Definitions under applicable MLR regulations also impact insurers differently depending upon their organizational structure or tax status, which could result in a competitive advantage to some insurance providers that may not be available to us, resulting in an uneven playing field in the industry. Failure to meet the minimum MLR thresholds triggers an obligation to issue premium rebates to members.

•

The ACA also imposed a separate minimum MLR threshold of 85% for Medicare Advantage plans. Medicare Advantage plans that do not meet this threshold will have to pay a member MLR rebate. If a plan’s MLR is below 85% for three consecutive years, enrollment will be restricted and the plan will be prohibited from accepting new members. A Medicare Advantage plan contract will be terminated if the plan’s MLR is below 85% for five consecutive years.

•	All of our premium revenue and medical membership was subject to the minimum MLR regulations as of and for the year ended December 31, 2020.

•

The ACA created an incentive payment program for Medicare Advantage plans. CMS has developed the Medicare Advantage Star Ratings system, which awards between 1.0 and 5.0 stars to Medicare Advantage plans based on performance in several categories, including quality of care and customer service. The Star Ratings are used by CMS to award quality-based bonus payments to plans that receive a rating of 4.0 stars or higher. The methodology and measures included in the Star Ratings system can be modified by CMS annually. As of December 31, 2020, none of our Medicare Advantage plans were eligible to receive Star Ratings because of our recent market entry.

•

Further, the ACA directed the HHS Secretary to develop a system that rates qualified health plans, or QHPs, certified by the Health Insurance Marketplace based on relative quality and price. As a QHP issuer, we must submit quality rating information in accordance with CMS guidelines as a condition of certification and participation in the Health Insurance Marketplaces. Our overall ratings, represented on a scale of 1.0 to 5.0 stars, are based on three categories: member experience, medical care, and plan administration. As of 2020, quality rating information for QHPs is publicly displayed and accessible to consumers on all Health Insurance Marketplaces.

•

Federal regulations require premium rate increases to be reviewed for Small Group and Individual products above specified thresholds that may be adjusted from time to time and enrollees to be notified of the premium rate increase in advance. The regulations provide for state insurance regulators to conduct the reviews, except in cases where a state lacks the resources or authority to conduct the required rate reviews, in which cases HHS will conduct the reviews.

•

Prior to the implementation of the ACA, health insurers were permitted to use differential pricing based on factors such as health status, gender, and age. The ACA prohibits health insurers selling ACA-regulated plans in the Individual and Small Group markets from using health status and gender in the determination of the insurance premium. In addition, age rating under the ACA is limited to a 3:1 ratio for adults age 21 and older, and tobacco use rating is limited to a 1.5:1 ratio. States also may choose to enact more restrictive rules than the federal minimum standards.

•

Medicare Advantage reimbursement rates will not increase as much as they would have, absent the ACA, due to the payment formula promulgated by the ACA that continues to impact reimbursements. We also expect further and ongoing regulatory guidance on a number of issues related to Medicare Advantage, including evolving methodologies for ratings and quality bonus payments. CMS also recently finalized various technical proposed changes to the methodology and processes applied as part of its RADV program. While the changes to the RADV program are in part intended to provide health insurers with greater stability and predictability, and promote fairness in the RADV program’s administration, such changes may ultimately increase the government’s ability to retrospectively claw back or recover funds from health insurers.

•

On January 28, 2021, President Biden issued an Executive Order expressing his administration’s commitment to protecting and strengthening Medicaid and the ACA. Federal agencies must examine agency actions to determine whether they are consistent with that commitment, and begin rulemaking to suspend, revise, or rescind any inconsistent actions. Areas of focus include policies or practices that may reduce affordability of coverage, present unnecessary barriers to coverage, or undermine protections for people with preexisting conditions. The Executive Order also led CMS to establish a Special Enrollment Period for the federal health insurance marketplace from February 15, 2021 to May 15, 2021.

Privacy, Confidentiality and Data Standards Regulation

HIPAA and the administrative simplification provisions of HIPAA impose a number of requirements on covered entities (including health insurers, HMOs, group health plans, providers, and clearinghouses) and their business associates relating to the use, disclosure and safeguarding of PHI. These requirements include uniform standards of common electronic health care transactions and privacy and security regulations; and unique identifier rules for employers, health plans, and providers.

In addition, HITECH and corresponding implementing regulations have imposed additional requirements on the use and disclosure of PHI such as additional breach notification and reporting requirements, contracting requirements for HIPAA business associate agreements, and strengthened enforcement mechanisms and increased penalties for HIPAA violations. Federal consumer protection laws may also apply in some instances to our privacy and security practices related to personally identifiable information. We maintain an internal HIPAA compliance program, which we believe complies with HIPAA privacy and security regulations, and have dedicated resources to monitor compliance with this program.

In addition, Health Insurance Marketplaces are required to adhere to privacy and security standards with respect to personally identifiable information and to impose privacy and security standards that are at least as protective as those the marketplaces must follow. These standards may differ from, and be more stringent than, HIPAA.

The use and disclosure of certain data that we collect or process about or from individuals are also regulated in some instances by other federal laws, including the Gramm-Leach-Bliley Act, or GLBA, and state statutes implementing GLBA, in connection with insurance transactions in the states where we operate. Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions, including New York, have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. In March 2017, the NYDFS promulgated Cybersecurity Requirements for Financial Services Companies, which require covered financial institutions to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures that meet specific requirements.

There are also numerous state and federal laws and regulations related to the privacy and security of health information. Laws in all 50 states require businesses to provide notices to affected individuals whose personal information has been disclosed as a result of a data breach, and certain states require notifications for data breaches involving individually identifiable health information. Most states require holders of personal information to maintain safeguards and take certain actions in response to a data breach, such as maintaining reasonable security measures and providing prompt notification of the breach to affected individuals and the state’s attorney general. For further discussion, see “Risk Factors—Risks Related to the Regulatory Framework that Governs Us.”

Furthermore, states have begun enacting more comprehensive privacy laws and regulations addressing consumer rights to data protection or transparency that may affect our privacy and security practices. This includes, for example, the CCPA, which governs the collection, use, handling, processing, destruction, disclosure, storage, and protection of California residents’ data and imposes additional breach notification requirements. The CCPA requires new disclosures, imposes new rules, and affords California residents new abilities to seek access and deletion of their non-PHI personal information in portions of our business not regulated by the GLBA and state law equivalents. Additionally, a new California ballot initiative, the CPRA, was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. State consumer protection laws may also apply to our privacy and security practices related to personally identifiable information, including information related to consumers and care providers. Complying with conflicting cybersecurity regulations and varying enforcement philosophies, which may differ from state to state, requires significant resources and may materially and adversely affect our ability to standardize our products and services across state lines.

New federal regulations requiring additional transparency could also materially impact our operations. These regulations include federal regulation on data interoperability requiring member data to be made available to third parties unaffiliated with Oscar, as well as federal regulations requiring hospitals and insurers to publish negotiated prices for services as well as the most accurate out-of-pocket cost estimate possible based on an individual’s health plan for procedures, drugs, durable medical equipment, and other items or services.

In addition, certain of our businesses are also subject to the PCI Data Security Standard, which is a multifaceted security standard that is designed to protect credit card account data as mandated by PCI entities. We rely on vendors to assist us with PCI matters and to ensure PCI compliance. Our business and operations are also subject to federal, state, and local consumer protection laws governing the use of email and telephone marketing.

Fraud, Waste and Abuse Laws and the False Claims Act

Because we receive payments from federal governmental agencies, we are subject to various laws commonly referred to as “fraud, waste, and abuse” laws, including the federal Anti-Kickback

Statute, the Stark Law, and the FCA. These laws permit the DOJ, the OIG, CMS, and other enforcement authorities to institute a claim, action, investigation, or other proceeding against us for violations and, depending on the facts and circumstances, to seek treble damages, criminal, civil, or administrative fines, penalties, and assessments. Violations of these laws can also result in exclusion, debarment, temporary or permanent suspension from participation in government health care programs, the institution of corporate integrity agreements, or CIAs, and/or other heightened monitoring of our operations. Liability under such statutes and regulations may arise if, among other things, we knew, or it is determined that we should have known, that information we provided to form the basis for a claim for government payment was false or fraudulent, or that we were out of compliance with program requirements considered material to the government’s payment decision. Companies who receive funds from federal and state governmental agencies are required to maintain compliance programs to detect and deter fraud, waste, and abuse. Although our compliance program is designed to meet all statutory and regulatory requirements, our policies and procedures are frequently under review and subject to updates, and our training and education programs continue to evolve.

Fraud, waste, and abuse prohibitions encompass a wide range of activities, including, but not limited to, kickbacks or other inducements for referral of members or for the coverage of products (such as prescription drugs) by a plan, billing for unnecessary medical services by a health care provider, payments made to excluded providers, and improper marketing and beneficiary inducements. In particular, there has recently been increased scrutiny by the DOJ on health plans’ diagnosis coding and risk adjustment practices, particularly for Medicare Advantage plans. The regulations, contractual requirements, and policies applicable to participants in government health care programs are complex and subject to change. Health insurers are required to maintain compliance programs to prevent, detect, and remediate fraud, waste, and abuse, and are often the subject of fraud, waste, and abuse investigations and audits. We perform ongoing monitoring of our compliance with CMS risk adjustment requirements and other applicable laws. We also monitor our provider payment practices and relationships with other third parties whose products and services we reimburse (e.g. pharmaceutical manufacturers) to ensure compliance with applicable laws, including, but not limited to, the federal

Anti-Kickback Statute. On December 2, 2020, the OIG published further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. We continue to evaluate what effect, if any, these rules will have on our business.

In addition to the FCA, under the federal Civil Monetary Penalties Law, the OIG has the authority to impose civil penalties against any person who, among other things, knowingly presents, or causes to be presented, certain false or otherwise improper claims. There also is FCA liability for knowingly or improperly avoiding repayment of an overpayment received from the government and/or failing to promptly report and return such overpayment. Qui tam actions can be brought by private individuals (for example, a “whistleblower,” such as a disgruntled current or former competitor, member, or employee) on behalf of the government alleging that a company has defrauded the government, and the FCA permits the private individual to share in any settlement of, or judgment entered in, the lawsuit. Qui tam actions have increased significantly in recent years, causing greater numbers of health care companies to have to defend a false claim action, pay substantial settlement amounts, and/or enter into a CIA and/or other heightened monitoring arrangements to avoid exclusion from government health care programs as a result of an investigation arising out of such action. See “Risk Factors—Risks Related to the Regulatory Framework that Governs Us—We are subject to extensive fraud, waste, and abuse laws that may give rise to lawsuits and claims against us, the outcome of which may have a material adverse effect on our business, financial condition, cash flows, or results of operations.”

Further, analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, may be broader in scope than their federal equivalents; state insurance laws require insurance companies to comply with state regulations

Guaranty Fund Assessments

Under certain state insolvency or guaranty association laws, insurance companies, and HMOs can be assessed for amounts paid by guaranty funds for policyholder losses incurred when an insurance company or HMO becomes insolvent. Most state insolvency or guaranty association laws currently provide for assessments based upon the amount of premiums received on insurance underwritten within such state (with a minimum amount payable even if no premium is received). Under many of these guaranty association laws, assessments are made or adjusted retrospectively. Some states permit insurers or HMOs to recover assessments paid through full or partial premium tax offsets, or through future policyholder surcharges. The amount and timing of any future assessments cannot be predicted with certainty; however, future assessments are likely to occur.

Facilities

Our corporate headquarters are located in New York, New York, where we lease and sublease office space. We lease additional office space in New York and also lease offices in Dallas, Texas, Los Angeles, California, and Tempe, Arizona. We believe that our corporate headquarters and other offices are adequate for our immediate needs and that we will be able to obtain additional or substitute space, as needed, on commercially reasonable terms.

Geographic Scope of the Business

As of the date of this prospectus, our health insurance subsidiaries operate in the following 18 states in the United States: Arizona, California, Colorado, Florida, Georgia, Iowa, Kansas, Michigan, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, and Virginia. We expanded to 15 of these states between 2017 and the date of this prospectus.

Legal Proceedings

Our current and past business practices are subject to review or other investigations by various state insurance and health care regulatory authorities and other state and federal regulatory authorities. These authorities regularly scrutinize the business practices of health insurance companies. These reviews focus on numerous facets of our business, including claims payment practices, statutory capital requirements, provider contracting, risk adjustment, competitive practices, commission payments, privacy issues, utilization management practices, pharmacy benefits, access to care, and sales practices, among others. Some of these reviews have historically resulted in fines imposed on us and some have required changes to certain of our practices. We continue to be subject to these reviews, which could result in additional fines or other sanctions being imposed on us or additional changes to certain of our practices.

We are also currently involved in, and may in the future from time to time become involved in, legal proceedings and claims in the ordinary course of our business, including with our members, providers, employees, and other parties. These matters can relate to various employment claims, disputes regarding reinsurance arrangements and class action lawsuits, or other claims relating to the performance of contractual and non-contractual obligations to providers, members, employer groups, and others, including, but not limited to, the alleged failure to properly pay in-network and out-of-network claims and challenges to the manner in which we process claims, and claims alleging that we have engaged in unfair business practices. Although the results of these reviews, legal proceedings and claims cannot be predicted with certainty, we do not believe that the final outcome of any matters that we are currently involved in are reasonably likely to have a material adverse effect on our business, financial condition, or results of operations. Regardless of final outcomes, however, any such reviews, proceedings, and claims may nonetheless impose a significant burden on management and employees and be costly to defend, with unfavorable preliminary or interim rulings.

MANAGEMENT

The following table sets forth information regarding our executive officers and members of our board of directors, including their ages as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers
Mario Schlosser	42	Co-Founder, Chief Executive Officer, and Director
Joshua Kushner	35	Co-Founder, Vice Chairman of the Board and Director
Siddhartha Sankaran	43	Chief Financial Officer and Director
Meghan Joyce	36	Chief Operating Officer and Executive Vice President of Platform
Joel Klein	74	Chief Policy and Strategy Officer
Dennis Weaver, M.D.	60	Chief Clinical Officer

Directors
Jeffery H. Boyd	64	Chairman of the Board
Joel Cutler	62	Director
Teri List	58	Director
Charles E. Phillips, Jr.	61	Director
David Plouffe	53	Director
Elbert O. Robinson, Jr. (“Robbie”)	44	Director
Vanessa A. Wittman	53	Director

Executive Officers

Mario Schlosser co-founded Oscar in October 2012 and has served as Chief Executive Officer and as a member of our board of directors since December 2012. Prior to co-founding Oscar in 2012, Mr. Schlosser co-founded Vostu, Ltd., a social gaming company in Latin America, where he led the company’s analytics and game design practices from August 2006 to November 2012. From August 2007 to March 2010, Mr. Schlosser served as a Senior Investment Associate at Bridgewater Associates, where he developed analytical trading models. Prior to joining Bridgewater Associates, Mr. Schlosser worked as a consultant for McKinsey & Company in Europe, the United States, and Brazil from November 2002 to May 2007. Mr. Schlosser holds a degree in computer science with highest distinction from the University of Hannover and a Master of Business Administration from Harvard Business School. As a visiting scholar at Stanford University, Mr. Schlosser wrote and co-authored 10 computer science publications. We believe Mr. Schlosser’s perspective and experience from serving as a Co-Founder and Chief Executive Officer of various companies, including Oscar, as well as his technical acumen, make him particularly qualified to serve as a member of our board of directors.

Joshua Kushner co-founded Oscar in October 2012 and has served as Vice Chairman of our board of directors since February 2021. Mr. Kushner is the Managing Director of Thrive Capital Management, LLC, a New York-based venture capital firm. Mr. Kushner holds a Bachelor of Arts degree, majoring in Government, from Harvard College and a Master of Business Administration from Harvard Business School. We believe Mr. Kushner’s experience as an investor in innovative technology companies, including Oscar, makes him particularly qualified to serve as a member of our board of directors.

Siddhartha Sankaran has served as our Chief Financial Officer since March 2019 and as a member of our board of directors since February 2021. Mr. Sankaran will continue to serve as our Chief Financial Officer until March 15, 2021, and will provide transitional services through June 30,

2021. Prior to joining Oscar, Mr. Sankaran served as Executive Vice President and Chief Financial Officer of American International Group, Inc., or AIG, from February 2016 to December 2018. Prior to that, he served as Executive Vice President and Chief Risk Officer at AIG from November 2010 to February 2016. Mr. Sankaran has been a member of the board of directors of Third Point Reinsurance Ltd., a holding company that provides property and casualty reinsurance products through its reinsurance subsidiaries, since August 2019, and has served as its Chairman since August 2020. Mr. Sankaran holds a Bachelor of Mathematics degree, majoring in actuarial science, with distinction from the University of Waterloo. We believe Mr. Sankaran’s extensive leadership and financial and risk-management experience makes him particularly qualified to serve as a member of our board of directors.

Meghan Joyce has served as our Chief Operating Officer since September 2019 and as our Executive Vice President of Platform since January 2021. Prior to joining Oscar, Ms. Joyce served in several leadership roles at Uber Technologies, Inc. from April 2013 to April 2019, most recently as Regional General Manager of the United States and Canada, responsible for business outcomes and rider and driver experience in cities across the United States and Canada. Prior to that, she served as Senior Policy Advisor at the U.S. Treasury from May 2011 to August 2012, where she managed special projects in financial fiscal policy for the Deputy Secretary of the U.S. Treasury, Under Secretary of Domestic Finance, and Assistant Secretary of Capital Markets. Ms. Joyce has served as a member of the board of directors of The Boston Beer Company, Inc., an alcoholic beverage company, since March 2019. Ms. Joyce holds a Bachelor of Arts degree with highest honors, majoring in the history of science, from Harvard College and a Master of Business Administration from Harvard Business School.

Joel Klein has served as our Chief Policy and Strategy Officer since January 2016. Prior to joining Oscar, Mr. Klein served as the Executive Vice President, Office of the Chairman at News Corporation from June 2013 to December 2015, where he was also a member of the board of directors from June 2013 through November 2020. From January 2011 to September 2015, he served as the Chief Executive Officer at Amplify Education, Inc., an educational technology teaching firm. From 2002 to 2010, he served as the Chancellor of the New York City public school system, and before then, as the U.S. Chairman and Chief Executive Officer of Bertelsmann, Inc. and Chief U.S. Liaison Officer to Bertelsmann AG from 2001 to 2002. Mr. Klein also served with the Clinton Administration in a number of roles, including Assistant U.S. Attorney General in charge of the Antitrust Division of the U.S. Department of Justice from 1997 until 2000 and Deputy White House Counsel to President Clinton from 1993 to 1995. Mr. Klein has served as a member of the board of directors of Boston Properties, Inc. since January 2013 and as such board of directors’ Chairman since May 2018. Mr. Klein holds a Bachelor of Arts degree, majoring in economics and political science, from Columbia College and a Juris Doctor from Harvard Law School.

Dennis Weaver, M.D., has served as our Chief Clinical Officer since August 2017. Prior to joining Oscar, Dr. Weaver served as the Executive Vice President and Chief Medical Officer at The Advisory Board Company from April 2011 to August 2017. Dr. Weaver holds a Bachelor of Science degree, majoring in Basic Sciences, from the United States Air Force Academy, an M.D. from the University of Iowa, and a Master of Business Administration from Washington University in St. Louis.

Directors

Jeffery H. Boyd has served as Chairman of our board of directors since February 2021. Mr. Boyd served as Chief Executive Officer and President of Booking Holdings Inc. (formerly known as The Priceline Group, Inc.), an online travel company, from November 2002 to December 2013, as interim Chief Executive Officer in 2016, and as Chairman of the Board from 2014 to 2020. Mr. Boyd also served as Booking’s President and Co-Chief Executive Officer from August 2002 to November 2002, its Chief Operating Officer from November 2000 to August 2002, and its Executive Vice President, General Counsel, and Secretary from January 2000 to October 2000. Prior to joining Booking, Mr. Boyd served as Executive Vice President, General Counsel, and Secretary of Oxford Health Plans, Inc., a U.S. health care company, from 1995 to 1999, Mr. Boyd has also served as a member of the board of directors of The Home Depot, Inc. since 2016. Mr. Boyd holds a Bachelor of Arts degree from St. Lawrence University and a Juris Doctor from Cornell Law School. We believe Mr. Boyd’s extensive experience in health care, e-commerce, sales, and digital marketing, as well as proven leadership, corporate governance, and strategic management skills, makes him particularly qualified to serve as a member of our board of directors.

Joel Cutler has served as a member of our board of directors since February 2015. Mr. Cutler is the Co-Founder and Managing Director of General Catalyst, a venture capital firm he started in April 2000. Mr. Cutler has served as a member of the board of directors of Lemonade, Inc., a home, renters, and pet health insurance company, since November 2016, and serves as a member of the board of directors of several private companies, including Warby Parker, an eyewear company. Mr. Cutler holds a Bachelor of Arts degree in Government and Economics from Colby College and a Juris Doctor from Boston College Law School. We believe Mr. Cutler’s experience in a wide range of industries, including the insurance industry, his leadership at a venture capital firm, and his service as a director at numerous companies make him particularly qualified to serve as a member of our board of directors.

Teri List has served as a member of our board of directors since February 2021. Ms. List served as Executive Vice President and Chief Financial Officer of The Gap, Inc., or Gap, a global apparel retailer, from January 2017 to March 2020. Prior to joining Gap, Ms. List served as Executive Vice President and Chief Financial Officer of Dick’s Sporting Goods, Inc., a sporting goods retailer, from August 2015 to August 2016, and with Kraft Foods Group, Inc., a food and beverage company, as Advisor from March 2015 to May 2015, as Executive Vice President and Chief Financial Officer from December 2013 to February 2015, and as Senior Vice President of Finance from September 2013 to December 2013. From 1994 to September 2013, Ms. List served in various positions of increasing authority at Procter & Gamble Co., a consumer goods company, most recently as Senior Vice President and Treasurer from January 2009 to September 2013. Prior to joining Procter & Gamble Co., Ms. List was employed by the accounting firm of Deloitte & Touche LLP for almost ten years. Ms. List has served as a member of the board of directors of Microsoft Corporation, a technology company, since October 2014, and Danaher Corporation, a science and technology company, since September 2011. Ms. List holds a Bachelor of Arts degree, majoring in Business Administration, from Northern Michigan University and is a Certified Public Accountant. We believe Ms. List’s leadership experience and experience dealing with complex finance and accounting matters for large, global corporations, make her particularly qualified to serve as a member of our board of directors.

Charles E. Phillips, Jr. has served as a member of our board of directors since February 2021. Mr. Phillips is the Co-Founder and a Managing Partner of Recognize, a technology investing and transformation company. Prior to Recognize, Mr. Phillips served as Chairman of Infor, Inc., an enterprise software company, from August 2019 to March 2020, and as Chief Executive Officer of Infor, Inc. from October 2010 to August 2019. Before Infor, Inc., Mr. Phillips served as President of Oracle Corporation, a computer technology company, from 2003 to 2010, serving as a member of its board of directors and executive management committee from May 2004 to August 2010. Prior to Oracle, Mr. Phillips was a managing director at Morgan Stanley & Co. LLC in the Technology Group and served on its board of directors. Mr. Phillips has served as a member of the board of directors of American Express, a financial services company, since December 2020, Compass, Inc., a real estate technology company, since September 2020, ViacomCBS Inc., a media and entertainment company, since December 2019, and, prior to that, on the board of directors of Viacom from

January 2006 to December 2019. He is the Chairman of the Apollo Theater and is the Co-Chair and Co-Founder of the Black Economic Alliance. Mr. Phillips also served on President Obama’s Economic Recovery Board, led by Paul Volcker, and is a member of the Council on Foreign Relations. Mr. Phillips holds a Bachelor of Science degree, majoring in Computer Science, from the U.S. Air Force Academy, a Master of Business Administration from Hampton University, and a Juris Doctor from New York Law School. We believe Mr. Phillips’ extensive experience as a senior executive in a large, multinational corporation, financial, analytical, and technological expertise, and significant public company and corporate governance experience, make him particularly qualified to serve as a member of our board of directors.

David Plouffe has served as a member of our board of directors since February 2021. Mr. Plouffe served as President, Policy and Advocacy of the Chan Zuckerberg Initiative, or CZI, a charitable organization established by Priscilla Chan and Facebook founder Mark Zuckerberg, from January 2017 to November 2019. Prior to joining CZI, Mr. Plouffe served as Senior Vice President of Policy and Strategy of Uber Technologies, Inc., or Uber, a technology-driven transportation company, from August 2014 to January 2017. Before Uber, Mr. Plouffe served in The White House as Senior Advisor to U.S. President Barack Obama from January 2011 to January 2013 and as Campaign Manager for President Obama’s historic campaign victory in 2008. Prior to the Obama White House years, Mr. Plouffe managed and served as the strategist in election efforts of U.S. senators, governors, members of congress, and mayors, and served as the Deputy Chief of Staff to the House Democratic leader on Capitol Hill. Mr. Plouffe has served as a member of the board of directors of the Obama Foundation, a nonprofit organization founded by First Lady Michelle Obama and President Barack Obama, since January 2014, and currently serves on the boards of directors of a number of other nonprofit organizations. Mr. Plouffe holds a Bachelor of Arts degree, majoring in Political Science and Government, from the University of Delaware. We believe Mr. Plouffe’s extensive experience in public policy and advocacy makes him particularly qualified to serve as a member of our board of directors.

Elbert O. Robinson, Jr. (“Robbie”) has served as a member of our board of directors since February 2021. Mr. Robinson is the Founder and Chief Executive Officer of Pendulum Holdings LLC, or Pendulum, an inclusive and strategic growth investing and advisory platform he founded in 2019. Prior to founding Pendulum, Mr. Robinson served as a Partner of BDT & Company, or BDT, a merchant bank he joined in May 2009. Mr. Robinson began his career with Goldman, Sachs & Co., where he spent several years working in various investment, advisory, and financing capacities. Mr. Robinson serves on the boards of a number of nonprofit organizations, including, since 2020, the National Museum of African American History and Culture. Mr. Robinson holds a Bachelor of Arts degree, majoring in Political Science, from Morehouse College. We believe Mr. Robinson’s extensive leadership and investment experience makes him particularly qualified to serve as a member of our board of directors.

Vanessa A. Wittman has served as a member of our board of directors since February 2021. Ms. Wittman is the Chief Financial Officer of Glossier, Inc., an online beauty product company she joined in April 2019. Prior to Glossier, Inc., Ms. Wittman served as Chief Financial Officer of Oath Inc., a digital media company, from January 2018 to January 2019. Ms. Wittman served as Chief Financial Officer of Dropbox, Inc., a cloud storage and collaboration company, from February 2015 to October 2016, and as Chief Financial Officer of Motorola Mobility Holdings, Inc., a consumer electronics and telecommunications company, from March 2012 to February 2015. From October 2008 to March 2012, Ms. Wittman served as Executive Vice President and Chief Financial Officer of Marsh & McLennan Companies, a global professional services company. Prior to Marsh & McLennan Companies, Ms. Wittman held a number of other senior finance roles during her career. Ms. Wittman has served on the boards of directors of Booking since June 2019 and Impossible Foods Inc., a sustainable foods company, since March 2019. From June 2014 to March 2019, Ms. Wittman was a member of the board of directors of Ulta Beauty, Inc., a cosmetics and beauty supply company. She also served as a member of the board of directors of Sirius XM Holdings Inc., an audio entertainment company, from April 2011 to June 2018. Ms. Wittman holds a Bachelor of Arts degree, majoring in Business Administration, from the University of North Carolina at Chapel Hill, and a Master of Business Administration from the University of Virginia. We believe Ms. Wittman’s extensive financial and executive experience, including as Chief Financial Officer of global technology companies, makes her particularly qualified to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of our Board of Directors

As of the date of this prospectus, our board of directors consists of 10 directors. Each director’s term will continue until the annual meeting of the stockholders next held after his or her election and the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation, or removal.

When considering whether directors have the experience, qualifications, attributes, or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

We will be a “controlled company” under the rules of the NYSE. The rules of the NYSE define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of this offering, Thrive Capital and Joshua Kushner (as the sole managing member of the Thrive General Partners) will beneficially own approximately 75.4% of the combined voting power of our outstanding capital stock (or 74.9% if the underwriters exercise their option to purchase additional shares of Class A common stock in full). As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the NYSE rules. Even though we will be a controlled company, we are required to comply with the rules of the SEC and the NYSE relating to the membership, qualifications and operations of the audit committee, as discussed below.

If we cease to be a controlled company and our Class A common stock continues to be listed on the NYSE, we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.

Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us, either directly or as an officer, partner, or stockholder of a company that has a relationship with us. Our board of directors has affirmatively determined that Jeffery H. Boyd, Joel Cutler, Teri List, Charles E. Phillips, Jr., David Plouffe, Robbie Robinson, and Vanessa A. Wittman are each an “independent director,” as defined under the rules of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through actions of the board of directors and standing committees. We will have a standing audit committee, nominating and corporate governance committee, compensation committee, and finance, risk & investment committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Each of the audit committee, nominating and corporate governance committee, compensation committee, and finance, risk & investment committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, nominating and corporate governance committee, compensation committee, and finance, risk & investment committee charters will be available on our principal corporate website at www.hioscar.com substantially concurrently with the consummation of this offering. The information on, or that can be accessed through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters.

Upon the consummation of this offering, our audit committee will consist of Teri List, Robbie Robinson, and David Plouffe, with Teri List serving as chair. Jeffery H. Boyd will be a non-voting ex officio member of our audit committee. Rule 10A-3 of the Exchange Act and the NYSE require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the listing of our Class A common stock and be composed entirely of independent members within one year of the listing of our Class A common stock. Our board of directors has affirmatively determined that Teri List, Robbie Robinson, and David Plouffe each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the NYSE rules. In addition, our board of directors has determined that each member of our audit committee meets the financial literacy requirements of the NYSE listing standards and that Teri List, Robbie Robinson, and David Plouffe will each qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•

periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors, including recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

•	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

•	developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of Joshua Kushner, Charles E. Phillips, Jr. and David Plouffe with Joshua Kushner serving as chair. Jeffery H. Boyd will be a non-voting ex officio member of our nominating and corporate governance committee. We intend to avail ourselves of the “controlled company” exception under the NYSE rules, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. Joshua Kushner does not qualify as an “independent director” under the NYSE rules. Our board of directors has affirmatively determined that Charles E. Phillips, Jr. and David Plouffe each meet the definition of “independent director” under the NYSE rules.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•

reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving (either alone, or if directed by the board of directors, in connection with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements;

•	making recommendations to our board of directors regarding the compensation of our directors; and

•	appointing and overseeing any compensation consultants.

Upon the consummation of this offering, our compensation committee will consist of Joel Cutler, Charles E. Phillips, Jr. and Vanessa A. Wittman, with Joel Cutler serving as chair. We intend to avail ourselves of the “controlled company” exception under the NYSE rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. Vanessa A. Wittman does not qualify as an “independent director” under the NYSE rules. Jeffery H. Boyd will be a non-voting ex officio member of our compensation committee. Our board of directors has determined that Joel Cutler and Charles E. Phillips, Jr. meet the definition of “independent director” for purposes of serving on the compensation committee under the NYSE rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act.

Finance, Risk & Investment Committee

Our finance, risk & investment committee will be responsible for, among other things:

•

reviewing and providing guidance to management and our board of directors with respect to our capital and liquidity risk management processes and strategies, financial risk management strategies, capital structure and capital expenditures strategy;

•	overseeing our investment policies and strategies; and

•	reviewing and evaluating our policies with respect to enterprise risk assessment and enterprise risk management, including our financial and cybersecurity risks.

Upon the consummation of this offering, our finance, risk & investment committee will consist of Siddhartha Sankaran, Robbie Robinson, and Vanessa A. Wittman, with Siddhartha Sankaran serving as chair. Jeffery H. Boyd will be a non-voting ex officio member of our finance, risk & investment committee.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management and for overseeing management of regulatory risks. Our finance, risk & investment committee is responsible for managing risks associated with our capital structure, credit, liquidity and operations, as well as financial and cybersecurity risks, and oversees our enterprise risk management framework. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors does not believe that its role in the oversight of our risks affects the board of directors’ leadership structure.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Board Diversity

Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, personal and professional integrity, ethics and values, experience in corporate management, finance and other experience relevant to our industry, relevant social policy concerns, judgment, potential conflicts of interest, other commitments, practical and mature business judgment, including the ability to make independent analytical inquiries, and such factors as age, sex, race, place of residence and specialized experience and any other relevant qualifications, attributes or skills.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.hioscar.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of the code. The information on, or that can be accessed through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, our chief executive officer and our two other highest-paid executive officers, or our named executive officers, and their positions were as follows:

•	Mario Schlosser, Chief Executive Officer;

•	Meghan Joyce, Chief Operating Officer and EVP of Platform (effective January 2021); and

•	Joel Klein, Chief Policy and Strategy Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020:

Name and Principal Position	Salary ($)		Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Mario Schlosser	493,750	(2)	—	—	—	65,000	(3)	558,750
Chief Executive Officer
Meghan Joyce	600,000		—	1,597,952	—	13,651	(4)	2,211,603
Chief Operating Officer
Joel Klein	575,000		—	512,753	—	—		1,087,753
Chief Policy and Strategy Officer

(1)

Amounts reflect the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 12 to our financial statements included elsewhere in this prospectus.

(2)	Mr. Schlosser’s base salary was reduced from $600,000 to $430,000 on May 16, 2020.
(3)	This amount represents a cash stipend for healthcare coverage.
(4)	The Company reimburses Ms. Joyce for healthcare coverage.

Narrative to Summary Compensation Table

2020 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The base salaries for Mr. Schlosser, Ms. Joyce and Mr. Klein for 2020 were $430,000, $600,000 and $575,000, respectively. Mr. Schlosser’s base salary was reduced from $600,000 to $430,000 on May 16, 2020.

2020 Bonuses

The named executive officers were eligible to earn a cash incentive bonus based upon the achievement of pre-determined performance goals of the Company for 2020, including goals related to

EBITDA achievement, as well as other financial, operational and strategic goals. Under the 2020 bonus program, participants were eligible to receive up to 130% of the participant’s target bonus opportunity.

For 2020, the target bonuses for Mr. Schlosser, Ms. Joyce and Mr. Klein were 30% of each officer’s annual base salary. However, in April 2020, each of the named executive officers agreed to forgo the ability to earn an award under our 2020 bonus program.

Equity Compensation

Equity Compensation Plans

Prior to this offering, we maintained the Amended and Restated 2012 Stock Plan, or the 2012 Plan, in order to provide our service providers the opportunity to acquire a proprietary interest in our success. We offer stock options and RSUs to our service providers, including our named executive officers, although typically have granted stock options. For additional information about the 2012 Plan, please see the section titled “2012 Stock Plan” below. As mentioned below, in connection with the completion of this offering, no further awards will be granted under the 2012 Plan.

In connection with this offering, our board of directors adopted, and our stockholders approved, the 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable us to obtain and retain the services of these individuals, which is essential to our long-term success. For additional information about the 2021 Plan, please see the section titled “2021 Incentive Award Plan” below.

2020 Equity Grants

The following table sets forth the stock options granted to our named executive officers in the 2020 fiscal year.

Named Executive Officer	Options Granted
Meghan Joyce	333,333
Joel Klein	110,000

The stock options we awarded to Ms. Joyce vest based on a combination of Ms. Joyce’s continued service and the achievement of certain milestones related to our initial public offering, and the stock options we awarded to Mr. Klein vest based on Mr. Klein’s continued service over a four-year period following the vesting commencement date, each as further described in the footnotes to the Outstanding Equity Awards at Fiscal Year-End table below.

2021 Equity Grants

In January 2021 we awarded 58,666 RSUs to Ms. Joyce, of which 15,662 were vested upon grant and an additional 24,206 will become vested as of the completion of this offering. The remaining RSUs are scheduled to continue to vest with respect to 3,133 RSUs on the last day of each calendar month from January 2021 to June 2021.

Founders Awards

In February 2021, a special committee comprised of independent members of our board of directors approved the grant of long-term performance-based restricted stock unit awards (“PSUs”) to our Co-Founders, which we refer to as the Founders Awards. The Founders Awards held by Messrs. Schlosser and Kushner cover 4,229,853 and 2,114,926 shares of Class A common stock, respectively, and will be effective upon the completion of this offering. Each Founders Award will be eligible to vest based on the achievement of pre-determined stock price goals over a seven-year period following the closing of this offering.

The Founders Awards are intended to retain and incentivize the Co-Founders to lead our company to sustained, long-term superior financial and operational performance. We believe the Founders Awards further align the Co-Founders’ interests with those of our long-term stockholders because the vesting, in addition to the value the Founders may realize from the Founders Awards, if any, will depend on the creation of significantly enhanced stockholder value over the seven years following the date of this offering. We expect the Founders Awards to replace the equity and long-term incentive compensation, if any, that we otherwise would have awarded to the Co-Founders during the seven years following this offering.

Half of each Founders Award will become earned based on the achievement of stock price goals (measured as a volume-weighted average stock price over 180 days) at any time between the second and seventh anniversaries of the closing of this offering, as set forth in the following table:

Vesting Tranche	Price Per Share Goal	Number of Earned PSUs (Schlosser/ Kushner)
First Vesting Tranche	$90.00	422,985/211,492
Second Vesting Tranche	$135.00	422,985/211,492
Third Vesting Tranche	$180.00	422,985/211,493
Fourth Vesting Tranche	$225.00	422,986/211,493
Fifth Vesting Tranche	$270.00	422,985/211,493

The remaining half of each Founders Award also will become earned based on achieving the same stock price goals, but the period for measuring the achievement of those goals will be scaled as set forth in the following table:

Vesting Tranche	Measurement Period	Price Per Share Goal	Number of Earned PSUs (Schlosser/ Kushner)
First Vesting Tranche	Second - seventh anniversaries of the closing of this offering	$90.00	422,985/211,493
Second Vesting Tranche	Third - seventh anniversaries of the closing of this offering	$135.00	422,986/211,493
Third Vesting Tranche	Fourth - seventh anniversaries of the closing of this offering	$180.00	422,985/211,492
Fourth Vesting Tranche	Fifth - seventh anniversaries of the closing of this offering	$225.00	422,985/211,492
Fifth Vesting Tranche	Sixth - seventh anniversaries of the closing of this offering	$270.00	422,986/211,493

Any PSUs that become earned PSUs will vest on the applicable vesting date described in the following table or, if later, the date on which the applicable stock price goal is achieved, subject to the Co-Founder’s continued service:

Earned PSUs’ Vesting Tranche	Vesting Date
First Vesting Tranche	Third anniversary of the closing of this offering
Second Vesting Tranche	Fourth anniversary of the closing of this offering
Third Vesting Tranche	Fifth anniversary of the closing of this offering
Fourth Vesting Tranche	Sixth anniversary of the closing of this offering
Fifth Vesting Tranche	Seventh anniversary of the closing of this offering

Additionally, if the stock price (measured as the 180-day volume-weighted average price per share) as of the seventh anniversary of the closing of this offering, which we refer to as the expiration date, falls between two stock price goals, then additional PSUs will vest on a pro-rated basis based on straight-line interpolation between the two goals. PSUs that remain unvested as of the expiration date automatically will be terminated without consideration.

Upon a termination of a Co-Founder’s service by us without cause or by the Co-Founder for good reason or because of the Co-Founder’s disability (each as defined the applicable award agreement) or due to a Co-Founder’s death, subject to the Co-Founder’s timely execution and non-revocation of a general release of claims, the PSUs will be treated as follows:

•	Any previously earned PSUs will vest, and

•	Any remaining PSUs will remain outstanding and eligible to vest for up to two years upon achievement of performance goals during that period.

In the event our company incurs a change in control, then any previously-earned PSUs will vest and any remaining PSUs will vest based on the price per share received by or payable with respect to the Company’s Class A common stockholders in connection with the transaction, pro-rated to reflect a price per share that falls between two stock price goals.

IPO-Related Equity Awards

In connection with this offering, our board of directors approved the grant of 17 RSUs pursuant to the 2021 Plan to each of our employees, including our named executive officers, who were employed with us on February 15, 2021. These grants will become effective in connection with the completion of this offering. Each RSU award will vest upon the earlier of: (i) 180 days following the closing date of this offering or (ii) the second day following the expiration of the underwriter-mandated lock-up period associated with this offering, in each case subject to the grantee’s continued employment.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance and accidental death and dismemberment insurance; and

•	life insurance.

No Tax Gross-Ups

We generally have not made gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020. Each equity award listed in the following table was granted under the 2012 Plan (defined below).

		Option Awards
Name	Grant Date	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mario Schlosser(1)	November 20, 2013	December 1, 2012	(2)	561,883		—	0.48	November 19, 2023
	January 17, 2014	December 1, 2012	(2)	608,430		—	1.40	January 16, 2024
	December 7, 2015	December 7, 2015	(2)	555,165		—	6.36	December 6, 2025
	December 7, 2015	December 7, 2015	(2)	555,165		—	6.36	December 6, 2025
	December 17, 2019	January 1, 2019	(3)	2,108,333		2,291,666	9.75	December 16, 2029
Meghan Joyce	August 30, 2019	September 9, 2019	(4)	1,500,000	(5)	—	9.51	August 29, 2029
	October 8, 2020	August 6, 2020	(6)	89,001		244,332	12.72	October 7, 2030
Joel Klein	July 27, 2016	January 1, 2016	(4)	1,204,811		—	8.79	July 26, 2026
	December 29, 2017	December 1, 2017	(3)	200,000	(4)	—	8.76	December 28, 2027
	October 8, 2020	January 4, 2020	(7)	25,208		84,791	12.72	October 7, 2030

(1)

Each of these options were reclassified to cover shares of our Class B common stock in connection with our initial public offering except for 146,514 shares subject to the November 20, 2013 option, which cover shares of our Class A common stock.

(2)	This option is fully vested and exercisable as of December 31, 2020.

(3)

This option vests (and, to the extent not early exercisable, becomes exercisable) over a four-year period as to 1/48th of the shares underlying the option on each monthly anniversary of the vesting commencement date, subject to the executive’s continued service. In addition, the option will vest (and, to the extent not early exercisable, and become exercisable) in full upon the executive’s termination without cause or resignation for good reason within 12 months following a change in control.

(4)

This option vests (and, to the extent not early exercisable, became exercisable) over a four-year period with respect to 25% of the shares underlying the option on the first anniversary of the vesting commencement date, and as to 1/48th of the shares underlying the option on each monthly anniversary over the three-year period thereafter, subject to the executive’s continued service. In addition, the option will vest (and, to the extent not early exercisable, become exercisable) in full upon the executive’s termination without cause or resignation for good reason, in either case, within 12 months following a change in control and for Mr. Klein, within one month prior to a change in control.

(5)	This option is subject to early exercise, which permits the holder to exercise the option at any time following grant, including prior to the option becoming vested.
(6)

This option was vested and exercisable with respect to 89,001 shares as of December 31, 2020. This option is scheduled to continue to vest and become exercisable with respect to 17,799 shares on the sixth day of each month from January 2021 to June 2021. In addition, the option will become vested and exercisable with respect to the remaining 137,534 shares as of the completion of this offering.

(7)

This option vests and becomes exercisable over a four-year period as to 1/48th of the shares underlying the option on each monthly anniversary of the vesting commencement date, subject to the executive’s continued service.

Executive Compensation Arrangements

Existing Agreements

Mario Schlosser 2012 Offer Letter

On November 29, 2012, we entered into an offer letter with Mr. Schlosser, pursuant to which he serves as our Chief Executive Officer. Mr. Schlosser’s offer letter provides for at-will employment, an annual base salary, and eligibility to participate in the benefit plans and programs maintained for the benefit of our employees. Mr. Schlosser’s offer letter required that he sign a proprietary information and inventions agreement, which includes non-solicitation and non-competition covenants during the period of his employment and for 12 months following the termination of his employment.

Meghan Joyce 2019 Offer Letter

On June 26, 2019, we entered into an offer letter with Ms. Joyce, pursuant to which she serves as our EVP, Chief Operating Officer. This offer letter provides for at-will employment, an annual base salary, and eligibility to participate in the benefit plans and programs maintained for the benefit of our employees. Under the offer letter, Ms. Joyce is eligible to earn an annual cash incentive bonus of up to 30% of her annual salary based upon the achievement of various goals established by us. Pursuant to the offer letter, Ms. Joyce also received an option to purchase 1,500,000 shares of our Class A common stock of in connection with the commencement of her employment.

If Ms. Joyce is terminated without “cause” or incurs a resignation for “good reason” each, (as defined in her offer letter), then we will (i) continue to pay base salary for six months, (ii) pay a reasonable pro-rata bonus for the year of termination, and (iii) cause the options granted in connection with the commencement of her employment to be amended so that they expire ten years after the date granted. In addition, if Ms. Joyce is terminated without cause or resigns for good reason, in each case within one year after a “change in control” (as defined in her offer letter), then all options granted in connection with the commencement of her employment will accelerate and become fully vested. These severance payments and benefits are subject to her return of all company property, resignation as a member of our board of directors and that of our affiliates, if applicable, and timely execution and non-revocation of a release of claims against us and our affiliates.

Ms. Joyce’s offer letter requires that she sign a proprietary information and inventions agreement, which includes non-solicitation and non-competition covenants during the period of Ms. Joyce’s employment and for 12 months following the termination of her employment.

Joel Klein 2016 Offer Letter

On January 1, 2016, we entered into an offer letter with Mr. Klein, pursuant to which he serves as our Chief Policy and Strategy Officer. This offer letter provides for at-will employment, an annual base salary, and eligibility to participate in the benefit plans and programs maintained for the benefit of its employees. Under the offer letter, Mr. Klein is eligible to receive an annual performance bonus of up to $150,000 based upon the achievement of various goals established by us. Pursuant to the offer letter, Mr. Klein also received an option to purchase 1,298,231 shares of our Class A common stock in connection with the commencement of his employment.

If Mr. Klein is terminated without “cause” or incurs a resignation for “good reason” (each, as defined in his offer letter), then we will continue to pay his base salary for six months and Mr. Klein will be entitled to receive an annual bonus for the year of his termination based on actual performance and pro-rated for the number of days he was employed during the year of termination. These severance payments and benefits are subject to his return of all company property, resignation as a member of our board of directors and that of our affiliates, if applicable, and timely execution and non-revocation of a release of claims against us and our affiliates. In addition, if Mr. Klein is terminated without cause or resigns for good reason, in each case within one month prior to or one year after a “change in control” (as defined in his offer letter), then all options granted in connection with the commencement of his employment will accelerate and become fully vested and exercisable; and, subject to his timely execution and non-revocation of a release, the term of the option will be extended until the earlier of the fourth anniversary of his termination date and the maximum ten-year term of the option.

Mr. Klein’s offer letter required that he sign a proprietary information and inventions agreement, which includes non-solicitation and non-competition covenants during the period of Mr. Klein’s employment and for 12 months following the termination of his employment.

New Arrangements

General Description of New Employment Agreements

The following is a description of the employment agreements we entered into with Meghan Joyce and Joel Klein in connection with this offering, and of the employment agreement we entered into with R. Scott Blackley, who will become our Chief Financial Officer following the close of business on March 15, 2021. Mr. Blackley’s employment agreement became effective on December 5, 2020. The employment agreements for Ms. Joyce and Mr. Klein become effective upon the closing of this offering.

Under each of the agreements, the applicable executive reports to our Chief Executive Officer. Each agreement will continue until terminated in accordance with its terms, and provides for (A) an annual base salary paid in accordance with our normal payroll practices and which may be increased in the discretion of our board of directors, but not reduced, (B) a target annual bonus equal to 30% of base salary, with the actual amount of such bonus determined in the discretion of our board of directors, based on the achievement of individual and/or company performance goals determined by our board of directors and payable on the date annual bonuses are paid to the our other senior executives, but in no event later than March 15th and conditioned upon the executive’s continued employment through the payment date, and (C) eligibility to participate in customary health, welfare and fringe benefit plans we provide to our employees. Each of the agreements provides for the expense reimbursement of up to $30,000 in attorney’s fees incurred in connection with the review and negotiation of the employment agreement.

Under the employment agreements, if the executive’s employment is terminated by us without “cause,” or by the executive for “good reason” (each, as defined in the employment agreement, and referred to herein as a qualifying termination) then the executive will be entitled to receive the following severance payments and benefits:

•

an amount equal to the sum of (a) the executive’s annual base salary (at the highest rate in effect at any time in the six months prior to termination) and (b) the executive’s target annual bonus amount;

•

a lump sum cash payment equal to the pro rata portion of the applicable executive’s target bonus for the year of termination (prorated based on the number of days served with the Company in the calendar year of termination);

•	continued healthcare coverage for 12 months after the termination date; and

•

an additional 12 months of vesting for each outstanding time-vesting equity award held by the executive or, if the termination date is on or within 12 months following a change in control, then full accelerated vesting of all outstanding and unvested time-based vesting equity awards then-held by the executive.

The severance payments and benefits described above are subject to the executive’s execution and non-revocation of a general release of claims in favor of the Company and continued compliance with customary confidentiality, non-competition and non-solicitation requirements (as described below), and are in addition to any accrued amounts (including, other than upon a termination without good reason or for cause, any prior year’s earned but unpaid annual bonus).

The employment agreements also reaffirm or require agreement to, as applicable, a proprietary information and inventions agreement, which includes non-solicitation and non-competition covenants during the applicable executive’s period of employment and for the 12 months following. Further, the employment agreements include a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to the executive will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to the executive.

The following table sets forth each executive’s title and annual base salary under his or her employment agreement; the other individualized elements of the employment agreements are summarized below.

Name	Title	Base Salary
Meghan Joyce	Chief Operating Officer and EVP of Platform	$600,000
Joel Klein	Chief Policy and Strategy Officer	$575,000
R. Scott Blackley	Chief Financial Officer	$600,000

Meghan Joyce Employment Agreement

In addition to the employment agreement components outlined above, Ms. Joyce’s employment agreement provides that upon a termination without cause or a termination by Ms. Joyce for good reason, both (i) the stock option to purchase 1,500,000 shares of our Class A common stock that she received in connection with her commencement of employment with the Company and (ii) the stock option to purchase 333,333 shares of our Class A common stock that she received in October 2020, will remain exercisable with respect to the vested portion of the applicable option until the tenth anniversary of the date the applicable option was granted.

R. Scott Blackley Employment Agreement

In connection with entering into his employment agreement, effective December 5, 2020, Mr. Blackley received a RSU award covering 1,000,000 shares of our Class A common stock (the “RSU Award”) and an option to purchase 1,000,000 shares of our Class A common stock (the “Option Award”). The RSU Award vests with respect to 25% of the underlying RSUs on December 5, 2021, with the remaining RSUs vesting in substantially equal installments on each of the 12 quarterly anniversaries thereafter. The Option Award vests and becomes exercisable with respect to 25% of the shares underlying the Option Award on December 5, 2021, with the remaining shares underlying the Option Award vesting and becoming exercisable in substantially equal installments on each of the 36 monthly anniversaries thereafter. Both the RSU Award and the Option Award will vest and become exercisable (as applicable) with respect to 25% of the shares underlying each award if Mr. Blackley is terminated without cause or terminates his employment for good reason (each as defined in his employment agreement) before December 5, 2021, in addition to the equity acceleration provisions described above that apply generally to each of the employment agreements described here.

Mr. Blackley’s employment agreement also provides for (i) a sign-on bonus of $500,000, which is subject to offset for any bonus Mr. Blackley receives from his prior employer and (ii) reimbursement for the costs of traveling between New York and Virginia (excluding housing and incidental expenses) during the first year of Mr. Blackley’s employment.

Director Compensation

In 2020, we did not make any equity awards or non-equity awards to, or provide any other compensation to our non-employee directors.

2021 Director Equity Grants

Pursuant to a Board appointment letter by and between us and Jeffery H. Boyd, dated December 29, 2020, we awarded Mr. Boyd an option to purchase 116,666 shares of our Class A common stock (the “Boyd Option Award”) and RSUs covering 50,000 shares of our Class A common stock (the “Boyd RSU Award”) on January 15, 2021. The Boyd Option Award vests and becomes exercisable in equal monthly installments over the 36 monthly anniversaries of December 15, 2020, subject to Mr. Boyd’s continued service. The Boyd RSU Award vests in equal quarterly installments over the 12 quarterly anniversaries of December 15, 2020, subject to Mr. Boyd’s continued service. Further, the Boyd RSU Award will accelerate and vest in full if Mr. Boyd is subject to an involuntary termination within 12 months following a change in control of the Company.

IPO-Related Equity Awards

In connection with this offering, our board of directors approved the grant of RSU awards to Charles Phillips, Jr., Vanessa Wittman, Robbie Robinson, David Plouffe, and Teri List. Each eligible director will receive an RSU award covering 50,000 shares of our Class A common stock, which will vest in substantially equal installments over a three-year period following the IPO date (or, if earlier, on a change in control of our company).

Post-IPO Director Compensation Program

In connection with this offering, our board of directors adopted and our stockholders approved a nonemployee director compensation program (the “Director Compensation Program”), which will become effective in connection with the completion of this offering. The Director Compensation Program provides for annual retainer fees and long-term equity awards for certain of our non-employee directors, currently expected to include Jeffrey H. Boyd, Joel Cutler, Teri List, Charles Phillips, Jr., David Plouffe, Robbie Robinson, and Vanessa Wittman (each, an “Eligible Director”). The material terms of the Director Compensation Program are summarized below.

The Director Compensation Program consists of the following components:

Cash Compensation

•	Annual Retainer: $70,000

•	Annual Chairman Retainer: $55,000

•	Annual Committee Chair Retainer:

•	Audit: $25,000

•	Compensation: $20,000

•	Nominating and Governance: $15,000

•	Finance: $15,000

•	Annual Committee Member (Non-Chair) Retainer:

•	Audit: $10,000

•	Compensation: $7,500

•	Nominating and Governance: $5,000

•	Finance: $5,000

Annual cash retainers will be paid in quarterly installments in arrears and will be pro-rated for any partial calendar quarter of service.

Equity Compensation

•

Annual Grant: An Eligible Director who is serving on the board of directors as of the date of the annual meeting of the Company’s stockholders each calendar year beginning with calendar year 2022 will be granted, on such annual meeting date, a RSU award with a value of approximately $175,000 (each, an “Annual Grant”). Each Annual Grant will vest in full on the earlier to occur of (A) the first anniversary of the applicable grant date and (B) the date of the next annual meeting following the grant date, subject to such Eligible Director’s continued service through the applicable vesting date.

•

Initial Grant: Each Eligible Director who is initially elected or appointed to serve on our board of directors after the effective date of this offering will automatically be granted a RSU award with a value equal to the value of the Annual Grant prorated for the portion of the year such Eligible Director is expected to serve (each, an “Initial Grant”). The Initial Grants will vest in full on the earlier to occur of (A) the first anniversary of the applicable grant date and (B) the date of the next annual meeting following the grant date, subject to such Eligible Director’s continued service through the applicable vesting date.

In addition, each Initial Grant and Annual Grant will vest in full upon a change in control of our company (as defined in the 2021 Plan).

Compensation under our Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2021 Plan, as described below.

Equity Incentive Plans

2012 Stock Plan

We maintain the 2012 Stock Plan (the “2012 Plan”), which was initially adopted on December 6, 2012 and most recently amended and restated in October 2020. The material terms of the 2012 Plan (as amended and restated) are summarized below.

Termination

The 2012 Plan is scheduled to expire on October 8, 2030; however, upon the effectiveness of the 2021 Plan, the 2012 Plan will terminate and we will not make any further awards under the 2012 Plan. However, any outstanding awards granted under the 2012 Plan will remain outstanding, subject to the terms of the 2012 Plan and applicable award agreement. Shares of our common stock subject to awards granted under the 2012 Plan that expire unexercised or are cancelled, terminated, or forfeited in any manner without issuance of shares thereunder following the effective date of the 2021 Plan, will become available for issuance under the 2021 Plan in accordance with its terms.

Eligibility and Administration

Our employees, outside directors, and consultants are eligible to receive grants of nonqualified stock options, or NSOs, RSUs, or the direct award or sale of shares of our common stock. Only our employees may receive grants of incentive stock options, or ISOs. The 2012 Plan is administered by the compensation committee of our board of directors. Subject to the provisions of the 2012 Plan, our board of directors has the authority and discretion to take any actions it deems necessary or advisable for the administration of the 2012 Plan.

Limitation on Awards and Shares Available

An aggregate of 51,255,688 shares of our common stock, including our Class A common stock and our Class B common stock have been authorized for issuance under the 2012 Plan. Awards under the 2012 Plan cover shares of Class A common stock, other than awards granted to Mr. Schlosser. Each of these shares may be issued as an ISO. The shares offered under the 2012 Plan may be authorized but unissued shares of our common stock or treasury shares. In the event that shares of our common stock previously issued under the 2012 Plan are reacquired by us, such shares are currently added to the number of shares then available for issuance under the 2012 Plan. Additionally, if shares that otherwise would have been issuable under the 2012 Plan are withheld in payment of the purchase price, exercise price, or withholding taxes with respect to an award, such shares are currently added back to the available for issuance under the 2012 Plan. In the event that an outstanding award expires or is cancelled for any reason, the shares allocable to the unexercised or otherwise canceled portion of such award are currently added back to the shares of our common stock available for issuance under the 2012 Plan. Following the effective date of the 2021 Plan, any shares remaining available for issuance will become available for issuance under the 2021 Plan in accordance with its terms.

Awards

The 2012 Plan provides for the grant of stock options, including ISOs and NSOs, stock payments, and RSUs. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The per share exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to a person who owns more than 10% of the total combined voting power of all classes of outstanding common stock of the Company, its parent, or any of its subsidiaries). The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to a person who owns more than 10% of the total combined voting power of all classes of outstanding shares of our common stock, its parent, or any of its subsidiaries).

•

RSUs. RSUs are contractual promises to deliver shares of our common stock or the cash value of the awarded number of shares of our common stock (or a combination of shares and cash) in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

•	Stock Grant or Purchase. Stock grants or purchases are awards of shares of our common stock.

Certain Transactions

The plan administrator has broad discretion to take action under the 2012 Plan, as well as make adjustments to the terms and conditions of awards, to facilitate changes in the event of certain transactions and events affecting our common stock without us receiving consideration. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2012 Plan and outstanding awards. In the event of a corporate transaction, which includes us being a party to a merger or consolidation, or the sale of substantially all of our assets, all shares of our common stock acquired under the 2012 Plan and all awards outstanding on the effective date of the corporate transaction shall be treated in the manner described in the definitive transaction agreement or, in the event the transaction does not entail a definitive agreement to which we are a party, our board of directors has discretion to determine the treatment of outstanding awards, including the discretion to accelerate the vesting and exercisability of awards.

Plan Amendment and Termination

Our board of directors may amend, suspend, or terminate the 2012 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2012 Plan or materially changes the class of persons eligible for the grant of ISOs. No award may be granted pursuant to the 2012 Plan after October 8, 2030.

2021 Incentive Award Plan

Our board of directors adopted, and our stockholders approved, the 2021 Incentive Award Plan, or the 2021 Plan, which will become effective in connection with the completion of this offering, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate, and retain the talent for which we compete. The material terms of the 2021 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees, consultants, and directors of our subsidiaries will be eligible to receive awards under the 2021 Plan. Following this offering, the 2021 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The initial share reserve under the 2021 Plan will equal 10% of the number of shares of our outstanding Class A common stock and Class B common stock upon completion of this offering, which we expect will be equal to 20,493,431 shares of common stock, excluding any shares that may be issued by us upon exercise of the underwriters’ over-allotment option. Shares may be issued under the 2021 Plan as either Class A or Class B common stock, and may be authorized but unissued shares, or shares purchased in the open market. Notwithstanding anything to the contrary in the 2021 Plan, no more than 100,000,000 shares of our common stock (either Class A or Class B common stock) may be issued pursuant to the exercise of incentive stock options under the 2021 Plan.

The number of shares available for issuance will be increased by (i) the number of shares available under the 2012 Plan as of the effective date of the 2021 Plan or represented by 2012 Plan awards that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, cancelled or forfeited following the effective date of the 2021 Plan, with the maximum number of shares to be added to the 2021 Plan equal to 42,695,077 shares, and (ii) an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 5% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided, however, that following the annual increase, the available 2021 Plan share reserve does not exceed 5% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year.

If an award under the 2021 Plan or the 2012 Plan expires, lapses, or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2021 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2021 Plan or the 2012 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2021 Plan or the 2012 Plan being exercised or purchased, and/or creating the tax obligation) will become or again be available for award grants under the 2021 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2021 Plan will not reduce the shares available for grant under the 2021 Plan. However, the following shares may not be used again for grant under the 2021 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan. The 2021 Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the 2021 Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $750,000, increased to $1,000,000, in the fiscal year of a non-employee director’s initial service as a non-employee director.

Awards

The 2021 Plan provides for the grant of stock options, including ISOs and NSOs, restricted stock, dividend equivalents, RSUs, performance shares, other incentive awards, SARs, and cash awards. Certain awards under the 2021 Plan may provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance, and/or other conditions.

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares.

Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals, and/or such other conditions as the plan administrator may determine.

•

Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested shares of our common stock, and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock may be granted under the 2021 Plan. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees, or other cash compensation otherwise payable to any individual who is eligible to receive awards.

•

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed, or expires, as determined by the plan administrator.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow, and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of common stock; (20) regulatory achievements or compliance; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; and (31) year-end cash, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group, or to market performance indicators or indices.

Certain Transactions

The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits, and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations, and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume, or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans, and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price, and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order,” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. Stockholder approval is not required for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash, or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of the date on which our stockholders approved the 2021 Plan or the date on which our board of directors adopted the 2021 Plan.

2021 Employee Stock Purchase Plan

In connection with the offering, our board adopted, and our stockholders approved, the ESPP, which became effective on the day the ESPP was adopted by our board of directors. The material terms of the ESPP are summarized below.

Shares Available; Administration

The ESPP’s initial share limit will be equal to 2% of the number of shares of our outstanding Class A common stock upon completion of this offering, which we expect will be equal to 4,098,686 shares of Class A common stock, excluding any shares that may be issued by us upon exercise of the underwriters’ over-allotment option, will be initially reserved for issuance under our ESPP. In addition, we expect that the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of: (i) 1% of the aggregate number of shares of common stock outstanding, including our Class A and Class B common stock, on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our board of directors. All shares issued under the ESPP will cover shares of Class A common stock. In no event will more than 50,000,000 shares of our Class A common stock be available for issuance under the ESPP.

Our board of directors or a committee designated by our board of directors will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the administrator of the ESPP.

Eligibility

The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Participation in an Offering

We intend for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

We expect that the ESPP will permit participants to purchase our common stock through payroll deductions of up to 20% of their eligible compensation, which will include a participant’s gross base compensation for services to us, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits, and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be 5,000 shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. We expect that the purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.

Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

Transferability

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Certain Transactions

In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation, or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events, or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property, or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent, or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods, or (v) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2021 Plan.

Plan Amendment; Termination

The plan administrator may amend, suspend, or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP, or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of February 4, 2021, and as adjusted to reflect the Preferred Stock Conversion, the Series B Conversion, the exercise of the Warrants and Call Options, and the Reclassification, in each case as if such event had occurred on February 4, 2021, and to give effect to this offering, for:

•	each person known by us to beneficially own more than 5% of any class of our voting securities;

•	each of our named executive officers and directors;

•	all of our executive officers and directors as a group; and

•	each of our selling stockholders.

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Class A common stock and Class B common stock subject to options, warrants, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of February 4, 2021 or issuable pursuant to RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of February 4, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

The applicable percentage ownership before the offering is based on 133,206,786 shares of our Class A common stock (including 429,308 shares of Class A common stock to be issued to certain selling stockholders upon the exercise of options in connection with the sale of such shares in this offering) and 35,335,579 shares of our Class B common stock, in each case, outstanding as of February 4, 2021 after giving effect to: (i) the Preferred Stock Conversion, (ii) the Series B Conversion, (iii) the Reclassification, (iv) the exercise of Warrants and Call Options, and (v) the Stock Split. For purposes of calculating the percentage of beneficial ownership prior to this offering, we did not include the effect of any voting agreements or voting proxies that terminate upon the offering.

The applicable percentage ownership after this offering is based on 169,818,504 shares of our Class A common stock and 35,115,807 shares of our Class B common stock, in each case, outstanding immediately following the completion of this offering, assuming that the underwriters will not exercise their option to purchase additional shares of Class A common stock and assuming the sale of up to 37,041,026 shares of Class A common stock in this offering (including 429,308 shares of Class A common stock to be issued to certain selling stockholders upon the exercise of options in connection with the sale of such shares in this offering), after giving effect to: (i) the Series B Conversion, (ii) the Reclassification, (iii) the filing and effectiveness of our Amended Charter and (iv) the Stock Split. The table below excludes any purchases that may be made through our directed share program or otherwise in this offering. See “Underwriting—Directed Share Program.” Unless otherwise indicated, the address of all listed stockholders is 75 Varick Street, 5th Floor, New York, New York 10013.

We believe, based on the information furnished to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by such stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Common Stock Beneficially Owned Before This Offering				% of Voting Power Before this Offering (1)	Number of Shares of Class A Being Offered	Shares of Common Stock Beneficially Owned After This Offering				% of Voting Power After this Offering (1)
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	Percent	Shares	Percent			Shares	Percent	Shares	Percent
5% Stockholders:
Entities affiliated with Alphabet Holdings LLC(2)	24,042,864	18.0%	—	—	2.9%	—	24,042,864	14.2%	—	—	2.8%
Entities managed by FMR LLC(3)	6,806,259	5.1%	—	—	*	—	6,806,259	4.0%	—	—	*
Entities affiliated with Formation8(4)	7,355,629	5.5%	—	—	*	—	7,355,629	4.3%	—	—	*
Entities affiliated with Founders Fund(5)	21,601,879	16.2%	—	—	2.6%	—	21,601,879	12.7%	—	—	2.5%
Entities affiliated with General Catalyst Group(6)	14,464,995	10.9%	—	—	1.7%	—	14,464,995	8.5%	—	—	1.7%
Entities affiliated with Khosla Ventures(7)	11,704,997	8.8%	—	—	1.4%	—	11,704,997	6.9%	—	—	1.3%
Entities affiliated with Thrive Capital(8)	—	—	32,859,064	93.0%	78.2%	—	—	—	32,859,064	93.6%	75.4%
Named Executive Officers and Directors:
Mario Schlosser(9)**	146,514	*	7,085,644	17.7%	15.2%	366,286	—	—	6,865,872	17.3%	14.2%
Meghan Joyce(10)**	1,795,830	1.3%	—	—	*	95,394	1,700,436	1.0%	—	—	*
Joel Klein(11)**	1,439,184	1.1%	—	—	*	75,740	1,363,444	*	—	—	*
Jeffery H. Boyd(12)	586,749	*	—	—	*	—	586,749	*	—	—	*
Joel Cutler(6)	14,464,995	10.9%	—	—	1.7%	—	14,464,995	8.5%	—	—	1.7%
Joshua Kushner(8)	—	—	32,859,064	93.0%	78.2%	—	—	—	32,859,064	93.6%	75.4%
Teri List	—	—	—	—	—	—	—	—	—	—	—
Charles E. Phillips, Jr.	—	—	—	—	—	—	—	—	—	—	—
David Plouffe	—	—	—	—	—	—	—	—	—	—	—
Robbie Robinson	—	—	—	—	—	—	—	—	—	—	—
Siddhartha Sankaran(13)**	1,433,332	1.1%	—	—	*	71,666	1,361,666	*	—	—	*
Vanessa A. Wittman	—	—	—	—	*	—	—	—	—	—	—
All executive officers and directors as a group (13 individuals)(14)	21,099,937	15.2%	39,944,708	100.0%	87.4%	642,419	20,677,290	11.8%	39,724,936	100.0%	84.0%
Other Selling Stockholders:
Dennis Weaver(15)**	1,233,333	*	—	—	*	33,333	1,200,000	*	—	—	*
Ari Fischel(16)**	85,169	*	—	—	*	6,661	78,508	*	—	—	*

*	Represents beneficial ownership of less than 1.0%.
**	Represents a selling stockholder.
(1)

Percentage of voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, held beneficially as a single class. The holders of our Class B common stock will be entitled to 20 votes per share, and holders of our Class A common stock will be entitled to one vote per share. For additional information about the voting rights of our Class A common stock and Class B common stock, see “Description of Capital Stock—Common Stock.”

(2)

Consists of: (i) 21,344,748 shares of Class A common stock held by Alphabet Holdings LLC; (ii) 1,705,944 shares of Class A common stock held by CapitalG 2015 LP; (iii) 255,092 shares of Class A common stock held by CapitalG LP; (iv) 481,988 shares of Class A common stock held by GV 2014, L.P.; and (v) 255,092 shares of Class A common stock held by Verily Life Sciences LLC. XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc. may each be deemed to have sole voting and dispositive power with respect to the shares held by Alphabet Holdings LLC. CapitalG 2015 GP LLC, the general partner of CapitalG 2015 LP, Alphabet Holdings LLC, the managing member of CapitalG 2015 GP LLC, XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG 2015 LP. CapitalG GP LLC, the general partner of CapitalG LP, Alphabet Holdings LLC, the managing member of CapitalG GP LLC, XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG LP. GV 2014 GP, L.L.C., the general partner of GV 2014, L.P., Alphabet Holdings LLC, the managing member of GV 2014 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole voting and dispositive power with respect to the shares held by GV 2014, L.P. OB Technology Holdings Inc., the managing member of Verily Life Sciences LLC, XXVI Holdings Inc., the managing member of OB Technology Holdings Inc., and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole voting and dispositive power with respect to the shares held by Verily Life Sciences LLC. Except for Verily Life Sciences LLC, the principal mailing address for each of the foregoing entities is 1600 Amphitheatre Parkway, Mountain View, CA 94043. The principal mailing address for Verily Life Sciences LLC is 269 East Grand Avenue, South San Francisco, CA 94080.

(3)

Consists of: (i) 262,865 shares of Class A common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund; (ii) 936,103 shares of Class A common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund; (iii) 290,790 shares of Class A common stock held by Fidelity Growth Company Commingled Pool; (iv) 3,116,567 shares of Class A common stock held by Fidelity Contrafund: Fidelity Contrafund; (v) 360,588 shares of Class A common stock held by Fidelity Contrafund Commingled Pool; (vi) 425,119 shares of Class A common stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund; (vii) 172,762 shares of Class A common stock held by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund; (viii) 915,298 shares of Class A common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund; (ix) 14,923 shares of Class A common stock held by Fidelity Blue Chip Growth Commingled Pool; (x) 272,913 shares of Class A common stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund; and (xi) 38,331 shares of Class A common stock held by FIAM Target Date Blue Chip Growth Commingled Pool, or collectively, the Fidelity Entities. The Fidelity Entities are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer, and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or the Fidelity Funds, advised by Fidelity Management & Research Company LLC, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.
(4)

Consists of: (i) 1,593,273 shares of Class A common stock held by F8 Oscar SPV, L.P.; (ii) 573,328 shares of Class A common stock held by F8 Oscar II SPV, L.P.; and (iii) 5,189,028 shares of Class A common stock held by Formation8 Partners Fund I, L.P. Formation8 GP, LLC is the general partner of each of F8 Oscar II SPV, L.P., F8 Oscar SPV, L.P., and Formation8 Partners Fund I, L.P., collectively referred to as the F8 Entities, and has sole voting and investment power over the shares held by the F8 Entities. The managing members of Formation8 GP, LLC are James Kim, Brian Koo, and Joseph Lonsdale. The address for each of the foregoing entities is 4962 El Camino Real, Suite 212, Los Altos, California 94022.

(5)

Consists of: (i) 7,778,012 shares of Class A common stock held by The Founders Fund IV, LP, or FFIV; (ii) 2,496,769 shares of Class A common stock held by The Founders Fund IV Principals Fund, LP, or FFIVP; (iii) 4,476,970 shares of Class A common stock held by The Founders Fund V, LP, or FFV; (iv) 1,204,304 shares of Class A common stock held by The Founders Fund V Principals Fund, LP, or FFVP; (v) 63,361 shares of Class A common stock held by The Founders Fund V Entrepreneurs Fund, LP, or FFVE; (vi) 3,755,954 shares of Class A common stock held by The Founders Fund VI, LP, or FFVI; (vii) 928,720 shares of Class A common stock held by The Founders Fund VI Principals Fund, LP, or FVIP; (vii) 46,697 shares of Class A common stock held by The Founders Fund VI Entrepreneurs Fund, LP, or FFVIE; (ix) 799,525 shares of Class A common stock held by The Founders Fund Growth, LP, or FFG; and (x) 51,567 shares of Class A common stock held by The Founders Fund Growth Principals Fund, LP, or FFGP. Brian Singerman and Peter Thiel each have shared voting and investment power over the shares held by each of FFIV, FFIVP, FFV, FFVP, and FFVE. Brian Singerman, Peter Thiel, and Keith Rabois each have shared voting and investment power over the shares held by each of FFVI, FFVIP, FFVIE, FFG, and FFGP. The address for these entities is One Letterman Drive, Building D, 5th Floor, San Francisco, California 94129.

(6)

Consists of: (i) 12,357,276 shares of Class A common stock held by General Catalyst Group VI, L.P., or GC Group VI LP; and (ii) 2,107,719 shares of Class A common stock held by General Catalyst Group X - Growth Venture, L.P., or GC Group X Growth. General Catalyst GP VI, LLC, or GP VI, LLC, is the general partner of General Catalyst Partners VI, L.P., or GP VI LP, which is the general partner of GC Group VI LP. General Catalyst GP X - Growth Venture, LLC, or GP X, LLC, is the general partner of General Catalyst Partners X - Growth Venture, L.P., which is the general partner of GC Group X Growth. General Catalyst Group Management Holdings GP, LLC, or GCGMH LLC, is the general partner of General Catalyst Group Management Holdings, L.P., or GCGMH, which is the manager of General Catalyst Group Management, LLC, or GCGM, which is the manager of GP VI, LLC and GP X, LLC. As the managing members of GCGMH LLC, Kenneth Chenault, Joel Cutler, David Fialkow, and Hemant Taneja share voting and investment power with respect to shares held by GC Group VI LP and GC Group X Growth. Each party named above disclaims beneficial ownership of such shares. The principal business address for each of the foregoing entities is 20 University Road, 4th Floor, Cambridge, Massachusetts 02138.

(7)

Consists of: (i) 9,128,808 shares of Class A common stock held by Khosla Ventures IV, LP, or KV IV; (ii) 583,618 shares of Class A common stock held by Khosla Ventures IV (CF), LP, or KV IV (CF); (iii) 1,476,809 shares of Class A common stock held by Khosla Ventures VI, LP, or KV VI, and (iv) 515,762 shares of Class A common stock held by Khosla Ventures Opportunity I, LP, or KV Opp I. Khosla Ventures Associates IV, LLC, or KVA IV, is the general partner of each of KV IV and KV IV (CF); Khosla Ventures Associates VI, LLC, or KVA VI, is the general partner of KV VI; and Khosla Ventures Opportunity Associates I, LLC, or KVOA I, is the general partner of KV Opp I. Vinod Khosla is the managing member of VK Services, LLC, or VK Services, which is the sole manager of KVA IV, KVA VI, and KVOA I and may be deemed to have voting and investment control over the shares held by KV IV, KV IV (CF), KV VI, and KV Opp I. Each party disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interests therein. The principal business address for each of the foregoing entities is 2128 Sand Hill Road, Menlo Park, California 94025.

(8)

Consists of: (i) 6,103,319 shares of Class B common stock held by Thrive Capital Partners II, L.P., or Thrive II; (ii) 22,391,068 shares of Class B common stock held by Thrive Capital Partners III, L.P., or Thrive III; (iii) 1,040,704 shares of Class B common stock held by Thrive Capital Partners V, L.P., or Thrive V; (iv) 2,498,513 shares of Class B common stock held by Thrive Capital Partners VI Growth, L.P, or Thrive VI Growth; (v) 757,239 shares of Class B common stock held by Claremount TW, L.P., or Claremount TW; (vi) 19,239 shares of Class B common stock held by Claremount V Associates, L.P., or Claremount V; and (vii) 48,982 shares of Class B common stock held by Claremount VI Associates, L.P., or Claremount VI; and collectively, the “Thrive Capital Funds.” Thrive Partners II GP, LLC is the general partner of Thrive II; Thrive Partners III GP, LLC is the general partner of each of Claremount TW and Thrive III; Thrive Partners V GP, LLC is the general partner of each of Claremount V and Thrive V; and Thrive Partners VI GP, LLC is the general partner of each of Claremount VI and Thrive VI Growth, or collectively, the “Thrive General Partners.” Joshua Kushner, a member of our board of directors, is the sole managing member of the Thrive General Partners, and, in his capacity as managing member, has voting and investment power over the shares held by each of the Thrive Capital Funds. The principal business address of each of the foregoing entities is c/o Thrive Capital, 295 Lafayette Street, Suite 701, New York, New York 10012.

(9)

Consists of: (i) 333,333 shares of Class B common stock held by Noah Pizzo-Schlosser Dynasty Trust; (ii) 1,176,516 shares of Class B common stock held by Pizzo-Schlosser 2020 GRAT and Spousal Trust; (iii) 633,333 shares of Class B common stock held by Pizzo-Schlosser Family Dynasty Trust; (iv) 333,333 shares of Class B common stock held by Siena Pizzo-Schlosser Dynasty Trust, such trusts, collectively referred to as the Schlosser Trusts; (v) 146,514 shares of Class A common stock underlying options to purchase Class A common stock held by Mr. Schlosser that are currently exercisable or would be exercisable within 60 days of February 4, 2021; and (vi) 4,609,129 shares of Class B common stock underlying options to purchase Class B common stock held by Mr. Schlosser that are currently exercisable or would be exercisable within 60 days of February 4, 2021. All of the shares held by the Schlosser Trusts are subject to a voting agreement and proxy pursuant to which Mr. Schlosser exercises voting authority over the shares. The principal business address of the Schlosser Trusts is 105 Brandywine Lane, Melville, New York 11747.

(10)

Consists of: (i) 15,896 shares of Class A common stock held by the spouse of Ms. Joyce; and (ii) 1,779,934 shares of Class A common stock underlying options to purchase Class A common stock held by Ms. Joyce that are currently exercisable or would be exercisable within 60 days of February 4, 2021 (including 137,534 shares of Class A common stock underlying options with performance-based vesting conditions that have been satisfied or that we expect will be satisfied in connection with this offering).

(11)

Consists of 1,439,184 shares of Class A common stock underlying options to purchase Class A common stock held by Mr. Klein that are currently exercisable or would be exercisable within 60 days of February 4, 2021.

(12)

Consists of 586,749 shares of Class A common stock underlying options to purchase Class A common stock held by Mr. Boyd that are currently exercisable or would be exercisable within 60 days of February 4, 2021.

(13)

Consists of: (i) 166,666 shares of Class A common stock held by Mr. Sankaran; (ii) 333,333 shares of Class A common stock held by Victoria Family LLC; and (iii) 933,333 shares of Class A common stock underlying options to purchase Class A common stock held by Mr. Sankaran that are currently exercisable or would be exercisable within 60 days of February 4, 2021 (including 215,277 shares of Class A common stock underlying options with performance-based vesting conditions that have been satisfied or that we expect will be satisfied in connection with this offering). Victoria Family LLC is wholly-owned by the fiduciaries of The Victoria 2020 Trust. As the Investment Adviser to The Victoria 2020 Trust, Mr. Sankaran may be deemed to have shared voting and investment control over the shares held by Victoria Family LLC.

(14)

Consists of: (i) 515,895 shares of Class A common stock; (ii) 35,335,579 shares of Class B common stock; (iii) 6,119,047 shares of Class A common stock underlying options to purchase Class A common stock that are currently exercisable or would be exercisable within 60 days of February 4, 2021; and (iv) 4,609,129 shares of Class B common stock underlying options to purchase Class B common stock that are currently exercisable or would be exercisable within 60 days of February 4, 2021.

(15)

Consists of 1,233,333 shares of Class A common stock underlying options to purchase Class A common stock held by Mr. Weaver that are currently exercisable or would be exercisable within 60 days of February 4, 2021.

(16)

Consists of 85,169 shares of Class A common stock underlying options to purchase Class A common stock held by Mr. Fischel that are currently exercisable or would be exercisable within 60 days of February 4, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

The discussion below does not give effect to the Stock Split.

Series A9, Series AA-9, Series A10, Series A11, and Series A12 Preferred Stock Financings

In March 2018, we issued and sold an aggregate of 23,177,793 shares of our Series A9 Preferred Stock at a purchase price of $7.13489 per share, for an aggregate purchase price of $165.4 million.

In March 2018, we issued and sold an aggregate of 11,820,502 shares of our Series AA-9 Preferred Stock at a purchase price of $2.92000 per share, for an aggregate purchase price of $34.5 million.

From October 2018 to December 2018, we issued and sold an aggregate of 53,877,952 shares of our Series A10 Preferred Stock at a purchase price of $7.14578 per share, for an aggregate purchase price of $385.0 million.

In May 2020 and June 2020, we issued and sold an aggregate of 37,287,281 shares of our Series A11 Preferred Stock at a purchase price of $6.01898 per share, for an aggregate purchase price of $224.4 million. We refer to such issuances and sales collectively as the Series A11 Financing. In connection with the Series A11 Financing, each accredited investor received a right to purchase additional shares of our Series A11 Preferred Stock until March 1, 2021 in an aggregate amount up to 33% of the number of shares purchased by such accredited investor in the Series A11 Financing. Pursuant to the exercise of such rights, in November 2020 and December 2020, we issued and sold an aggregate of 12,390,888 shares of our Series A11 Preferred Stock to 20 accredited investors at a purchase price of $6.01898 per share, for an aggregate purchase price of $74.6 million.

In December 2020, we issued and sold an aggregate of 15,600,784 shares of our Series A12 Preferred Stock at a purchase price of $9.69438 per share, for an aggregate purchase price of $151.2 million.

The following table summarizes the participation in the foregoing transactions by our directors, executive officers, and holders of more than 5% of our capital stock:

Related Party	Shares of Series A9 Preferred Stock	Shares of Series AA-9 Preferred Stock	Shares of Series A10 Preferred Stock	Shares of Series A11 Preferred Stock	Shares of Series A12 Preferred Stock	Aggregate Purchase Price
Entities affiliated with Alphabet Holdings LLC(1)	1,401,564	116,290	52,478,526	11,076,073	—	$452,006,235
Entities managed by FMR LLC(2)	1,401,563	116,290	—	—	1,031,525	$20,339,560
Entities affiliated with Founders Fund(3)	9,780,394	10,091,808	—	221,518	2,553,280	$125,335,894
Entities affiliated with General Catalyst Group(4)	840,938	—	—	4,430,429	—	$32,666,664
Entities affiliated with Khosla Ventures(5)	700,782	—	—	4,430,429	1,547,288	$46,666,664
Entities affiliated with Thrive Capital(6)	1,289,025	106,952	—	11,076,073	—	$76,176,013

(1)	Includes shares of preferred stock purchased by Alphabet Holdings LLC, CapitalG LP, and Verily Life Sciences LLC. These entities hold an aggregate of more than 5% of our capital stock.
(2)

Includes shares of preferred stock purchased by Fidelity Contrafund: Fidelity Contrafund, Fidelity Contrafund Commingled Pool, and Fidelity Puritan Trust: Fidelity Puritan Fund. These entities hold an aggregate of more than 5% of our capital stock.

(3)

Includes shares of preferred stock purchased by The Founders Fund Growth, LP, The Founders Fund Growth Principals Fund, LP, The Founders Fund V, LP, The Founders Fund V Principals Fund, LP, The Founders Fund V Entrepreneurs Fund, LP, The Founders Fund VI, LP, The Founders Fund VI Principals Fund, LP, and The Founders Fund VI Entrepreneurs Fund, LP. These entities hold an aggregate of more than 5% of our capital stock.

(4)

Includes shares of preferred stock purchased by General Catalyst Group VI, L.P. and General Catalyst Group X—Growth Venture, L.P. These entities hold an aggregate of more than 5% of our capital stock. Joel Cutler, a member of our board of directors, is a Managing Director at General Catalyst Group.

(5)

Includes shares of preferred stock purchased by Khosla Ventures IV, LP, Khosla Ventures IV (CF), LP., Khosla Ventures VI, LP, and Khosla Ventures, LLC (which were subsequently transferred from Khosla Ventures, LLC to Khosla Ventures Opportunity I, LP). These entities hold an aggregate of more than 5% of our capital stock.

(6)

Includes shares of preferred stock purchased by Thrive Capital Partners III, L.P., Thrive Capital Partners V, L.P., Thrive Capital Partners VI Growth, L.P., Claremount TW, L.P., Claremount V Associates, L.P., and Claremount VI Associates, L.P. These entities hold an aggregate of more than 5% of our capital stock. Joshua Kushner, a member of our board of directors, is the sole managing member of each of Thrive General Partners that control these entities.

Stock Repurchases

In December 2018, we repurchased an aggregate of 1,548,053 shares of our Series A Common Stock from certain of our existing stockholders at a purchase price of $6.4312 per share, for an aggregate purchase price of $9.9 million. 280,260 of these shares were repurchased from Joel Klein, one of our executive officers, as part of a Company-wide share repurchase program, for an aggregate purchase price of $1.8 million.

In August 2019, we repurchased 503,750 shares of our Series B Common Stock and 440,050 shares of our Series A Common Stock from Mario Schlosser, our Co-Founder and Chief Executive Officer, at a purchase price of $6.4312 per share, for an aggregate purchase price of $6.1 million.

Amended and Restated Investors’ Rights Agreement

We are party to an Eleventh Amended and Restated Investors’ Rights Agreement, or the Existing IRA, dated December 17, 2020, with certain holders of our capital stock, including entities affiliated with Alphabet Holdings LLC, Formation8, Founders Fund, FMR LLC, General Catalyst Group, Khosla Ventures, and Thrive Capital, all of which are beneficial holders of more than 5% of our capital stock or are entities with which certain of our directors are affiliated. Mario Schlosser, our Co-Founder and Chief Executive Officer, is also party to the Existing IRA. Under the Existing IRA, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. The Existing IRA also imposes certain affirmative obligations on us and provides for a right of first refusal in favor of certain holders with regard to certain issuances of our capital stock.

Upon closing of this offering, we will amend and restate the Existing IRA, which we refer to as the Amended IRA, to eliminate certain provisions thereof (but maintaining those related to the registration rights, which are described in the section titled “Description of Capital Stock—Registration Rights”).

Right of First Refusal and Co-Sale Agreement

We are party to an Eleventh Amended and Restated First Refusal and Co-Sale Agreement, or the ROFR Agreement, dated December 17, 2020, with certain holders of our capital stock, including entities affiliated with Alphabet Holdings LLC, Formation8, Founders Fund, FMR LLC, General Catalyst Group, Khosla Ventures, and Thrive Capital, all of which are beneficial holders of more than 5% of our capital stock or are entities with which our directors are affiliated. Mario Schlosser, our Co-Founder and Chief Executive Officer, is also party to the ROFR Agreement. Under the ROFR Agreement, certain holders of our capital stock and we have a right to purchase shares of our capital stock that our stockholders propose to sell to other parties. See “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock. Upon completion of this offering, the ROFR Agreement will terminate.

Voting Agreement

We are party to an Eleventh Amended and Restated Voting Agreement, or the Voting Agreement, dated December 17, 2020, under which certain holders of our capital stock, including entities affiliated with Alphabet Holdings LLC, Formation8, Founders Fund, FMR LLC, General Catalyst Group, Khosla Ventures, and Thrive Capital, all of which are beneficial holders of more than 5% of our capital stock or are entities with which our directors are affiliated, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Mario Schlosser, our Co-Founder and Chief Executive Officer, is also party to the Voting Agreement. Upon completion of this offering, the Voting Agreement will terminate, and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Puck Lease Agreement

Our former principal place of business was located in a building owned by New Puck, LLC, a Delaware limited liability company. New Puck, LLC is affiliated with Joshua Kushner, a member of our board of directors and the sole managing member of each of the Thrive General Partners that control the Thrive Capital Funds, beneficial holders of more than 5% of our capital stock. Rental expense recorded for this office space for the years ended December 31, 2018 and 2019 was $3.0 million and $1.5 million, respectively. Our sublease and lease agreements for such office space expired between May 2019 and August 2019.

Alphabet Agreements

We have entered into various technology service agreements with affiliates of Alphabet Holdings LLC, who is a beneficial holder of more than 5% of our capital stock, pursuant to which such affiliates have agreed to provide us with technology infrastructure and enterprise services. From January 1, 2018 through December 31, 2020, we have paid these affiliates an aggregate of $4.6 million under these agreements.

Equity Awards to Directors and Executive Officers

We have granted stock options to and RSUs certain of our directors and executive officers. For more information regarding the equity awards granted to our directors and named executive officers, see “Executive Compensation.”

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to three percent of the shares of Class A common stock offered by this prospectus, to certain individuals through a directed share program, including our provider and distribution partners and certain other individuals identified by management.

Director and Officer Indemnification and Insurance

Our Amended Bylaws will provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL. In addition, we entered into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Party Transactions

Prior to the closing of this offering, we expect that our board of directors will adopt a policy providing that the audit committee will review and approve or ratify material transactions, arrangements, or relationships in which we participate and in which any related person has or will have a direct or indirect material interest. A “related person” is a director, director-nominee, executive officer, or beneficial holder of more than 5% of any class of our voting securities, or an immediate family member thereof. A transaction involving an amount in excess of $120,000 of value is presumed to be a material transaction, though transactions involving lower amounts may be material based on the facts and circumstances. Direct or indirect material interests may arise by virtue of control or significant influence of the related person to the transaction or by a direct or indirect pecuniary interest of the related person in the transaction. Under this policy, the audit committee shall review if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the extent of the related person’s interest in the transaction, and shall also take into account the conflicts of interest and corporate opportunity provisions of our Code of Business Conduct and Ethics. All of the transactions described above were entered into prior to the adoption of this policy.

Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our Amended Charter and our Amended Bylaws, each of which will be in effect upon the completion of this offering, and certain provisions of the DGCL. The descriptions herein are qualified in their entirety by our Amended Charter and Amended Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, as well as the relevant provisions of the DGCL. In this “Description of Capital Stock” section, “we,” “us,” “our,” and “our company” refer to Oscar Health, Inc., formerly known as Mulberry Health Inc., and not any of its subsidiaries.

General

Prior to the completion of this offering, we will file our Amended Charter and we will adopt our Amended Bylaws. Our Amended Charter will authorize capital stock consisting of:

•	825,000,000 shares of Class A common stock, par value $0.00001 per share;

•	82,500,000 shares of Class B common stock, par value $0.00001 per share; and

•	82,500,000 shares of preferred stock, par value $0.00001 per share, the rights and preferences of which the board of directors may establish from time to time.

As of December 31, 2020, after giving effect to (i) the Preferred Stock Conversion, (ii) the Series B Conversion, (iii) the Reclassification, (iv) the exercise of Warrants and Call Options, and (v) the Stock Split there were 131,414,711 shares of our Class A common stock outstanding (including 429,308 shares of Class A common stock to be issued to certain selling stockholders upon the exercise of options in connection with the sale of such shares in this offering) held by 461 stockholders of record, 35,335,579 shares of our Class B common stock outstanding held by 11 stockholders of record, and no shares of our preferred stock outstanding. Pursuant to our Amended Charter, our board of directors will have the authority, without stockholder approval, except as required by the listing standards of the NYSE, to issue additional shares of our Class A common stock.

Certain provisions of our Amended Charter and our Amended Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock.

Common Stock

Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion, and transfer rights.

Dividend Rights

Holders of shares of our Class A common stock and Class B common stock will be entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Applicable insurance laws restrict the ability of our health insurance subsidiaries to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our health insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We do not intend to pay dividends on our Class A common stock for the foreseeable future.”

Voting Rights

Holders of our Class A common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders, and holders of our Class B common stock will be entitled to 20 votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law or our Amended Charter. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

1)

if we were to seek to amend our Amended Charter to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

2)

if we were to seek to amend our Amended Charter in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

The holders of our Class A common stock and Class B common stock will not have cumulative voting rights in the election of directors.

No Preemptive or Similar Rights

Holders of our Class A common stock and Class B common stock will not have preemptive, subscription, redemption, or conversion rights (except, in respect of the Class B common stock, for the conversion rights noted below). There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Conversion

Each outstanding share of our Class B common stock will be convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, except for certain permitted transfers described in our Amended Charter, including (A) for Joshua Kushner and Mario Schlosser, transfers to (i) affiliates of such stockholder (i.e., persons or entities directly or indirectly controlling, controlled by or under common control with such stockholder), (ii) trusts controlled directly or indirectly by such stockholder that are solely for the benefit of such stockholder or his family members or a corporation, partnership or limited liability company directly or indirectly controlled by such stockholder and exclusively owned by such stockholder or his family members, which trusts or other entities were established for bona fide estate planning purposes and (iii) in the case of Joshua Kushner, a private foundation or similar entity established by him or his family members and controlled directly or indirectly by him (collectively with respect to (and including) Joshua Kushner or Mario Schlosser, as applicable, each’s “Permitted Ownership Group”) and (B) for the Thrive Capital Funds, transfers to (i) Joshua Kushner, (ii) any person or entity in Joshua Kushner’s Permitted Ownership Group and (iii) the Thrive Capital Funds and any affiliates of the Thrive Capital Funds that are directly or indirectly controlled by Joshua Kushner (with respect to the Thrive Capital Funds, their “Permitted Ownership Group”).

All outstanding shares of our Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis upon the date that is the earlier of (i) transfer of Class B common stock to a person or entity that is not in the transferor’s Permitted Ownership Group, (ii) the date that is seven years from the date of this prospectus, (iii) with respect to any Class B common stock held by any person or entity in Joshua Kushner’s Permitted Ownership Group or the Thrive Capital Funds’ Permitted Ownership Group, (A) such time as Joshua Kushner ceases to serve on the board of directors, (B) such time as Joshua Kushner is terminated for cause from any management position within the Company, (C) upon the violation of a non-compete or non-solicitation covenant in any written agreement with the Company entered into by Joshua Kushner after the effectiveness of the Amended Charter or (D) the date that is 12 months after the death or disability of Joshua Kushner, (iv) with respect to any Class B common stock held by any person or entity in Mario Schlosser’s Permitted Ownership Group, (A) such time as Mario Schlosser ceases to serve on the board of directors, (B) such time as Mario Schlosser is terminated for cause from any management position within the Company, (C) upon the violation of a non-compete or non-solicitation covenant in any written agreement with the Company or (D) the date that is 12 months after the death or disability of Mario Schlosser, (v) with respect to any Class B common stock held by or subject to the voting control of Mario Schlosser and persons or entities in his Permitted Ownership Group, such time as he and persons or entities in his Permitted Ownership Group cease to hold or control the vote of, in the aggregate, at least twenty-five percent (25%) of the shares of Class B common stock held by persons or entities in such Permitted Ownership Group as of the closing of this offering, (vi) with respect to any Class B common stock held by or subject to the voting control of the Thrive Capital Funds and persons or entities in their Permitted Ownership Group, such time as the persons or entities in such Permitted Ownership Group cease to hold or control the vote of, in the aggregate, at least twenty-five percent (25%) of the shares of Class B common stock held by or subject to the voting control of such Permitted Ownership Group as of the closing of this offering (the “Thrive Threshold”); provided, that, for this clause (vi) (a) any such shares of Class B common stock that are then-held by or subject to the voting control of Joshua Kushner’s Permitted Ownership Group (other than those then-held by or subject to the voting control of the Thrive Capital Funds) shall not convert into shares of Class A common stock until such time as they are otherwise converted in accordance with the provisions of our Amended Charter and (b) any shares of Class B common stock which are transferred to Joshua Kushner’s Permitted Ownership Group in connection with the transaction that results in the Thrive Capital Funds and persons or entities in the Thrive Capital Funds’ Permitted Ownership Group ceasing to hold or control the vote of, in the aggregate, a number of shares of Class B common stock that is at or above the Thrive Threshold shall not be subject to mandatory conversion pursuant to this clause and (vii) if such share of Class B common stock is held by any person or entity in the Thrive Capital Funds’ Permitted Ownership Group, such time as such holder eliminates, removes or otherwise ceases, directly or indirectly, to confer direct or indirect voting control over any such share to Joshua Kushner.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All shares of our Class A common stock and Class B common stock outstanding upon the completion of this offering will be fully paid and non-assessable.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our Amended Charter will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A common stock or Class B common stock. Our board of directors will have the discretion to determine, without stockholder approval and with respect to any series of preferred stock, the powers (including voting powers), preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices, or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock. We have no current plan for the issuance of any shares of preferred stock.

Options

As of December 31, 2020, after giving effect to the Reclassification, we had outstanding options to purchase an aggregate of 33,958,817 shares of our Class A common stock and 6,534,129 shares of our Class B common stock, with weighted-average exercise prices of $9.57 per share and $7.82 per share, respectively, under the 2012 Plan. In connection with the sale of shares by certain selling stockholders in this offering, 429,308 shares of our Class A common stock will be issued upon exercise of options by such selling stockholders.

RSUs

As of December 31, 2020, after giving effect to the Reclassification, we had outstanding RSUs that may be settled for an aggregate of 1,555,666 shares of Class A common stock granted pursuant to our 2012 Plan.

Warrants and Call Options

As of December 31, 2020, after giving effect to the Reclassification, we had outstanding (i) warrants to purchase an aggregate of 629,152 shares of our Class A common stock at an exercise price of $1.67 per share and (ii) warrants to purchase 167,715 shares of our Class A common stock and 420,443 shares of our Class A common stock at exercise prices of $20.14 and $21.21, respectively. In connection with this offering, 872,485 shares of our Class A common stock will be issued upon net exercise of these warrants based on the initial public offering price of $39.00.

As of December 31, 2020, after giving effect to the Reclassification, we had outstanding call options to purchase an aggregate of 12,732 shares of our Class A common stock at an exercise price of $18.06 per share. In connection with this offering, 6,837 shares of our Class A common stock will be issued upon net exercise of these warrants based on the initial public offering price of $39.00.

Registration Rights

Under the Amended IRA, following the completion of this offering, certain holders of our Class A common stock and Class B common stock, including, but not limited to, certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, will have certain registration rights, as set forth below. Such registration rights will terminate upon the earliest of (i) the date that is five years after the completion of this offering, (ii) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights and its affiliates can sell all of their shares pursuant to Rule 144 of the Securities Act during a three-month period without registration, and (iii) the completion of certain liquidation events. Under the Registration Rights Agreement, we will generally be required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration effected pursuant to the exercise of such registration rights.

Demand Registration Rights

After the completion of this offering, the holders of up to 134,786,612 shares of our Class A common stock (including certain shares of Class A common stock issued or issuable upon the conversion of Class B common stock) will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this registration statement, the holders of at least 50% of the shares having registration rights then outstanding may request that we file a registration statement to register the offer and sale of their shares. We will only be obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate offering price of which is at least $50.0 million. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Form S-3 Registration Rights

After the completion of this offering, holders of up to 135,388,840 shares of our Class A common stock (including certain shares of Class A common stock issued or issuable upon the conversion of Class B common stock) will be entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of at least 30% of the shares having these rights then outstanding will be able to request that we register the offer and sale of their shares on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of any underwriters’ discounts or commissions, is at least $5.0 million. These holders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, the holders of up to 157,986,084 shares of our Class A common stock (including certain shares of Class A common stock issued or issuable upon the conversion of Class B common stock) will be entitled to certain “piggyback” registration rights. If we propose to register shares of our Class A common stock or other securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, all holders of these shares then outstanding will be able to request that we include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration pursuant to the demand registration rights described in the preceding paragraph above, (ii) a registration relating solely to our stock plans, (iii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares having registration rights, or (v) a registration relating to the offer and sale of debt securities, the holders of these shares will be entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Anti-Takeover Effects of Delaware Law and our Amended Charter and Amended Bylaws

The DGCL contains, and our Amended Charter and Amended Bylaws will contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of Class A common stock, Class B common stock, and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Class A common stock, Class B common stock, and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Amended Bylaws will provide advance notice procedures for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Our Amended Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent; Special Meetings of Stockholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our Amended Charter will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling at least two-thirds of our capital stock would not be able to amend our Amended Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Amended Bylaws. Our Amended Bylaws will further provide that special meetings of our stockholders may be called only by a chairperson or co-chairperson of the board of directors or pursuant to a resolution adopted by a majority of the total authorized number of directors. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended Charter will not provide for cumulative voting.

Amendment of Amended Charter or Amended Bylaws

Our Amended Charter will require the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock, voting together as a single class, in order to amend certain provisions, including those relating to removal of directors, our authorized capital stock, voting rights, exculpation, exclusive forum, and the prohibition on stockholder action by written consent. Our Amended Charter and Amended Bylaws will provide that the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required for stockholders to amend or adopt any provision of our Amended Bylaws.

The foregoing provisions of our Amended Charter and Amended Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Dual Class Stock

As described above in “—Common Stock—Voting Rights,” our Amended Charter provides for a dual class common stock structure, which will provide holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or all or substantially all of its assets.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 82,500,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Section 203 of the DGCL

We will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of the stockholders.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation within three years did own, 15% or more of the corporation’s outstanding voting stock.

Under Section 203, “Owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates: (i) beneficially owns such stock, directly or indirectly; or (ii) has (A) the right to acquire such stock or (B) the right to vote such stock; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) in this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Exclusive Venue

Our Amended Charter will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action, suit, or proceeding brought on our behalf; (b) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholder to us or to our stockholders, creditors or other constituents; (c) any action, suit, or proceeding asserting a claim arising pursuant to the DGCL, our Amended Charter or Amended Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit, or proceeding asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Our Amended Charter will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our Amended Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Amended Charter will include a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our Amended Bylaws generally will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification, and advancement provisions in our Amended Charter and Amended Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Indemnification Agreements

Prior to the completion of this offering, we intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Director and Officer Indemnification and Insurance.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Amended Charter will, to the maximum extent permitted by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our directors or stockholders that are not employed by us, such person being an Exempt Person. Our Amended Charter will provide that, to the fullest extent permitted by law, our Exempt Persons will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we now engage or propose to engage or (2) otherwise competing with us. In addition, to the fullest extent permitted by law, if any Exempt Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such Exempt Person or any of his or her respective affiliates, on the one hand, and for the Corporation or its subsidiaries, on the other hand, such Exempt Person shall have no duty to communicate or offer such transaction or business opportunity to the us and such Exempt Person may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other Person. To the maximum extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours unless (i) we would be permitted to undertake such transaction or opportunity in accordance with this Amended Charter, (ii) we have sufficient financial resources to undertake such transaction or opportunity, (iii) we have an interest or expectancy in such transaction or opportunity and (iv) such transaction or opportunity would be in the same or similar line of business in which we are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our Amended Charter will not renounce our interest in any business opportunity that is expressly offered to a director, executive officer or employee of the Company, solely in his or her capacity as a director, executive officer or employee of the Company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Oscar. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment in cash of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction of which such stockholder complains or such stockholder’s shares thereafter devolved upon such stockholder by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See “—Exclusive Venue” above.

Change in Control pursuant to Insurance Laws

Insurance laws in most states requires regulatory review and approval of a change in control of our domestic insurers. “Control” generally means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of an insurer, whether through the ownership of voting securities, by contract, or otherwise. The state statutes usually presume that control exists if a person or company, directly or indirectly, owns, controls, or holds with the power to vote ten percent (10%) or more of the voting securities of an insurer or a parent company, but some states may presume control at a lower percentage. This presumption can then be rebutted by a showing that control does not exist. Accordingly, a change in control could trigger regulatory review and approval in one or more states in which we operate.

Stock Exchange Listing

Our Class A common stock has been approved for listing on the NYSE under the symbol “OSCR.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York, 11219, and its telephone number is (800) 937-5449.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Loan Facility

On February 21, 2021, Oscar Health, Inc., as borrower, or the Borrower, entered into a senior secured credit agreement, or the Revolving Credit Agreement, with Wells Fargo Bank, National Association as administrative agent, and certain other lenders for a revolving loan credit facility, or the Revolving Loan Facility, in the aggregate principal amount of $200.0 million. The Revolving Loan Facility is guaranteed by Mulberry Management Corporation, a wholly owned subsidiary of the Borrower, and all of the Borrower’s future direct and indirect subsidiaries (subject to certain permitted exceptions, including exceptions for guarantees that would require material governmental consents or in respect of joint ventures). Our Revolving Loan Facility will be secured by a lien on substantially all of the Borrower’s and the guarantors’ assets (subject to certain exceptions).

Our initial borrowings under the Revolving Loan Facility are conditioned upon, among other things, (i) the consummation of this offering that results in at least $800 million of net proceeds to us, (ii) the repayment in full of the Term Loan Facility (as defined herein) and (iii) the execution of customary security documentation. Proceeds are to be used solely for general corporate purposes of the Company.

The Revolving Credit Agreement will permit the Borrower to increase commitments under the Revolving Loan Facility by an aggregate amount not to exceed $50 million. The incurrence of any such incremental Revolving Loan Facility will be subject to the following conditions measured at the time of incurrence of such commitments: (i) no event of default, (ii) all representations and warranties must be true and correct in all material respects immediately prior to, and after giving effect to, the incurrence of such incremental Revolving Loan Facility and (iii) and any such conditions as agreed between the Borrower and the lender providing such incremental commitment.

Interest Rate, Commitment Fees

The interest rate applicable to borrowings under our Revolving Loan Facility is determined as follows, at our option: (a) a rate per annum equal to the Adjusted LIBO Rate plus an applicable margin of 4.50% (Adjusted LIBO Rate is calculated based on one-, three- or six-month LIBO rates (or such other period as agreed by all relevant Lenders) which is determined by reference to ICE Benchmark Administration London Interbank Offered Rate, or LIBO, but not less than 1.00%) or (b) a rate per annum equal to the Alternative Base Rate plus the applicable margin of 3.50% (the Alternative Base Rate is equal to the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, and (iii) the Adjusted LIBO Rate based on a one-month interest period, plus 1.00%). A commitment fee of 0.50% per annum is payable under our Revolving Loan Facility on the actual daily unused portions of the Revolving Loan Facility. The Revolving Credit Agreement also contains LIBO rate replacement provisions in the event LIBO rate becomes unavailable during the term of this facility.

Voluntary Prepayments

We may voluntarily prepay loans or reduce commitments under the Revolving Loan Facility, in whole or in part, subject to minimum amounts, with prior notice.

Mandatory Prepayments

If the Revolving Loans outstanding (including any Letters of Credit) exceed the commitments under the Revolving Credit Agreement, we will be required to prepay the Revolving Loans and/or provide cash collateral in respect of any outstanding Letters of Credit, in an amount equal to the excess Revolving Loans and Letters of Credit.

Maturity

The Revolving Loan Facility matures on February 21, 2024.

Covenants and Other Matters

The Revolving Loan Facility requires us to comply with certain restrictive covenants, including but not limited to covenants relating to limitations on indebtedness, liens, investments, loans and advances, restricted payments and restrictive agreements, mergers, consolidations, sale of assets and acquisitions, sale and leaseback transactions and affiliate transactions.

In addition, the Revolving Loan Facility contains financial covenants as detailed below.

•

The Borrower may not permit direct policy premiums for any fiscal quarter as of the last day of such fiscal quarter to be less than certain thresholds, which range from $625,000,000 for the quarter ending December 31, 2021 to $1,100,000,000 for the quarter ending March 31, 2023.

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The Borrower may not permit the maximum combined ratio commencing with the first day of the then current fiscal year to the last day of any fiscal quarter to be less than (i) for any fiscal quarter ending in the fiscal year 2021 on or after June 30, 113%, (ii) for any fiscal quarter ending in the fiscal year 2022, 106.7% and (iii) for any fiscal quarter thereafter, 102%. The maximum combined ratio is (a) the ratio of (i) net claims before ceded quota share reinsurance to (ii) net premiums before ceded quota share reinsurance plus (b) the ratio of (i) health insurance subsidiary adjusted administrative expenses to (ii) net premiums before ceded quota share reinsurance.

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Commencing with the fiscal quarter ending June 30, 2021, the Borrower may not permit liquidity (as defined in the Revolving Credit Agreement) at any time to be less than $150,000,000, which is subject to increase to $200,000,000 based on the amount of unrestricted cash and permitted investments (as defined in the Revolving Credit Agreement) held by the Loan Parties on any test date.

The Revolving Loan Facility also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Revolving Loan Facility will be permitted to accelerate all outstanding borrowings and other obligations and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control.

The foregoing summary describes the material provisions of the Revolving Credit Agreement, but may not contain all information that is important to you. We urge you to read the provisions of the Revolving Credit Agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although our Class A common stock has been approved for listing on the NYSE, we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2020 after giving effect to (i) the Preferred Stock Conversion, (ii) the Series B Conversion, (iii) the Reclassification, (iv) the exercise of the Warrants and Call Options, and (v) the filing and effectiveness of our Amended Charter, we will have a total of 168,026,429 shares of our Class A common stock outstanding and 35,115,807 shares of our Class B common stock outstanding. This includes 37,041,026 shares that we and the selling stockholders are selling in this offering (including the issuance of 429,308 shares of our Class A common stock to certain selling stockholders upon the exercise of options in connection with the sale of such shares in this offering), which shares may be resold in the public market immediately following this offering, and assumes no additional exercise of outstanding options or settlement of outstanding RSUs. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.

The remaining 131,414,711 shares of Class A common stock and Class B common stock will be “restricted securities,” as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market standoff agreements described below, and assuming such shares of Class A common stock may be sold pursuant to Rules 144 or 701, these restricted securities will be available for sale in the public market as follows:

Earliest Date Available for Sale in the Public Market	Number of Shares of Class A Common Stock
The first trading day on which our Class A common stock is traded on NYSE (the “first release window”).	Up to 2,856,893 shares. Includes certain securities held by Employee Stockholders (as defined below). Excludes “affiliates” for the purposes of Rule 144, as described below under “—Rule 144.”

The second trading day immediately following our public release of earnings for the first quarter following the most recent period for which financial statements are included in this prospectus (the “second release window”) provided that the closing price of our Class A common stock on NYSE is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus for the periods described in the section titled “Underwriting.”	Up to 2,856,893 additional shares. Includes certain securities held by Employee Stockholders. Excludes “affiliates” for the purposes of Rule 144. Does not give effect to up to 2,856,893 shares available for sale under the first release window that may be sold during this second release window if not sold during the first release window.

The opening of trading on the second trading day immediately following our public release of earnings for the second quarter following the most recent period for which financial statements are included in this prospectus.	All remaining shares held by our stockholders not previously eligible for sale, subject to volume limitations applicable to “affiliates” under Rule 144 as described below.

Registration Rights

Pursuant to the Amended IRA, after the completion of this offering, the holders of up to 157,984,628 shares of our Class A common stock (including certain shares of Class A common stock issued or issuable upon conversion of Class B common stock) will be entitled to certain rights with respect to the registration of the offer and sale of their shares of our Class A common stock under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-Up Agreements and Market Stand-Off Provisions

We, our officers and directors, and holders of substantially all of our Class A common stock and securities convertible into or exchangeable for our Class A common stock will agree that, without the prior written consent of Goldman Sachs & Co. LLC, as a representative of the underwriters, we and they will not, subject to certain exceptions, during the period ending on the earlier of 180 days after the date of this prospectus and the opening of trading on the second trading day immediately following our public release of earnings for the second quarter following the most recent period for which financial statements are included in this prospectus, or the restricted period:

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offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, or publicly disclose an intention to do any of the foregoing, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act); or

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enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our Class A common stock or any securities convertible into or exercisable, or exchangeable for shares of our Class A common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise. Holders of substantially all of our capital stock and options are subject to market stand-off provisions in agreements with us that impose similar restrictions.

Notwithstanding the foregoing,

A.

up to 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including, any unexercised warrants, convertible securities, stock options, RSUs or other equity awards issued by the Company, but excluding equity awards that have not vested (the “Included Securities”)) held by our current and former employees, consultants, and contractors (but excluding current executive officers, our principal accounting officer, and directors) (the “Employee Stockholders”) may be sold for a 7-trading day period beginning at the commencement of trading on the first trading day on which our Class A common stock is traded on NYSE; and

B.	up to 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock

(including Included Securities) held by Employee Stockholders, plus any first release window eligible shares held by such person not sold during the first release window described in (A) above, may be sold beginning at the opening of trading on the second trading day immediately following our public release of earnings for the first quarter following the most recent period for which financial statements are included in this prospectus (such release, our “first post-public offering earnings release”), provided that the last reported closing price of our common stock on the NYSE is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus:

•	for any 10 trading days out of the 15-consecutive full trading day period ending on the closing of the first full trading day immediately following our first post-public offering earnings release; and

•	at the closing of the first full trading day immediately following our first post-public offering earnings release.

The lock-up agreements and market standoff agreements described above are subject to a number of exceptions. See “Underwriting” for information about these exceptions and a further description of these agreements. Upon the expiration of the restricted period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed above.

Goldman Sachs & Co. LLC, as a representative of the underwriters, has advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Goldman Sachs & Co. LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our Class A common stock and whether the holder of our shares requesting the release is an officer, director, or other affiliate of ours.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions and market stand-off restrictions will become eligible for sale, subject to the limitations discussed above. For additional information, see “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions,” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•

1% of the number of shares of our Class A common stock then outstanding (including the issuance of shares of our Class A common stock upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering); and

•	the average weekly trading volume in our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our Class A common stock subject to outstanding stock options issued and Class A common stock and Class B common stock issuable under our 2012 Plan, as well as Class A common stock subject to equity awards that will be granted under our 2021 Plan and ESPP and Class B common stock subject to equity awards that may be granted under our 2021 Plan. As of December 31, 2020, options to purchase 33,958,817 shares of Class A common stock and 6,534,129 shares of Class B common stock were outstanding. We expect to file the registration statement covering shares offered pursuant to our equity incentive plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144. See “Executive Compensation—Equity Incentive Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax considerations for Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, and other pass-through entities (and investors in such entities);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that actually or constructively own 5% or more of our Class A common stock;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Class A common stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may generally obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or other applicable documentation), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on information reporting, backup withholding, and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest, or a USRPI, by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may generally be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. Such withholding may also apply to gross proceeds from the sale or disposition of our Class A common stock, although under recently proposed Treasury Regulations no withholding would apply to such gross proceeds. Taxpayers may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

We, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	12,760,633
Morgan Stanley & Co. LLC	10,186,282
Allen & Company LLC	3,889,308
Wells Fargo Securities, LLC	5,685,797
Credit Suisse Securities (USA) LLC	2,592,872
BofA Securities, Inc.	926,026
Cowen and Company, LLC	555,615
LionTree Advisors LLC	185,205
Samuel A. Ramirez & Company, Inc.	129,644
Siebert Williams Shank & Co., LLC	129,644

Total	37,041,026

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional 5,556,153 shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares of Class A common stock from us.

Paid by Us

	No Exercise	Full Exercise
Per Share	$1.95	$1.95
Total	$72,230,00.70	$83,064,499.05

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$1.95	$1.95
Total	$1,265,706.00	$1,265,706.00

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $1.17 per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representatives may change the offering price and the other selling terms.

One or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and Coatue Management LLC, who are all existing investors in the Company, have indicated an interest in purchasing up to an aggregate of $125 million each (up to $375 million in the aggregate) in shares of our Class A common stock in this offering at the initial public offering price. The shares of Class A common stock purchased by such investors will be subject to a lock-up agreement substantially consistent with the lock-up agreement signed by our existing stockholders and described in the section titled “Underwriting.” Because this indication of interest is not a binding agreement or commitment to purchase, one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and/or Coatue Management LLC may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and/or Coatue Management LLC. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by one or more funds affiliated with Tiger Global Management, LLC, Dragoneer Investment Group, LLC and Coatue Management LLC as they will from any other shares of Class A common stock sold to the public in this offering.

The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of Class A common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our executive officers, directors, and holders of substantially all of our Class A common stock, including the selling stockholders, and securities convertible into or exchangeable for our Class A common stock have agreed or will agree with the underwriters, for the restricted period, except with the prior written consent of Goldman Sachs & Co. LLC, not to:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, or publicly disclose an intention to do any of the foregoing, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act); or

•

enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our Class A common stock or any securities convertible into or exercisable, or exchangeable for shares of our Class A common stock.

The restrictions described in the immediately preceding paragraph do not apply to certain transfers, dispositions or transactions, including:

(i)

as a bona fide gift or gifts or charitable contribution, or for bona fide estate planning purposes for no value, provided that the done or donees thereof agree to be bound in writing by these restrictions, and provided further that no filing under Section 13 or Section 16 of the Exchange Act nor any other public filing or disclosure of such transfer reporting a reduction in beneficial ownership by or on behalf of the holder shall be required or voluntarily made during the restricted period;

(ii)

to any member of the holder’s immediate family or to any trust for the direct or indirect benefit of the holder or the holder’s immediate family, or if the holder is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a trustor, trustee or beneficiary of such trust, provided that the trustee of the trust agrees to be bound in writing by these restrictions, provided further that any such transfer shall not involve a disposition for value, and provided further that no filing under Section 13 or Section 16 of the Exchange Act nor any other public filing or disclosure of such transfer reporting a reduction in beneficial ownership by or on behalf of the holder shall be required or voluntarily made during the restricted period;

(iii)

upon death or by will, testamentary document or intestate succession, provided that the transferee or transferees agree to be bound in writing by these restrictions, and provided further that no filing under Section 13 or Section 16 of the Exchange Act nor any other public filing or disclosure of such transfer reporting a reduction in beneficial ownership by or on behalf of the holder shall be required or voluntarily made during the restricted period;

(iv)

in connection with a sale of the holder’s shares of Class A common stock acquired in open market transactions after the date set forth on the prospectus (other than any shares purchased by an officer or director in the directed share program), provided that no filing under Section 13 or Section 16 of the Exchange Act nor any other public filing or disclosure of such transfer reporting a reduction in beneficial ownership by or on behalf of the holder shall be required or voluntarily made during the restricted period;

(v)

if the holder is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the holder, or to any investment fund or other entity controlled or managed by the holder or affiliates of the holder, or (B) as part of a distribution by the holder to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders, provided that any such transferee agrees to be bound in writing by the restrictions set forth herein, provided that no filing under Section 13 or Section 16 of the Exchange Act nor any other public filing or disclosure of such transfer reporting a reduction in beneficial ownership by or on behalf of the holder shall be required or voluntarily made during the restricted period;

(vi)

to the Company in connection with the vesting or settlement of RSUs or the “net” or “cashless” exercise of options, warrants or other rights to purchase shares of Class A or Class B common stock, provided that any filing made under Section 16 of the Exchange Act shall include a footnote noting the circumstances described in this clause;

(vii)

to the Company in connection with the repurchase of shares of Class A or Class B common stock in connection with the termination of the holder’s relationship with the Company, provided that any filing made under Section 16 of the Exchange Act shall include a footnote noting the circumstances described in this clause;

(viii)

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control, provided, that, in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the holder’s Class A common stock shall remain subject to these restrictions;

(ix)

in connection with the conversion or reclassification of the outstanding preferred stock or other classes of capital stock of the Company as described herein, provided, that, any such shares of Class A common stock received upon such conversion or reclassification shall remain subject to these restrictions;

(x)

by operation of law or pursuant to a qualified domestic order or in connection with a divorce settlement or any related court order, provided that any filing made under Section 16 of the Exchange Act shall include a footnote noting the circumstances described in this clause;

(xi)	to the underwriters pursuant to the underwriting agreement; or

(xii)

the holder may enter into any plan designed to satisfy the requirements of Rule 10b5-1 under the Exchange Act, or a 10b5-1 Plan, other than the entry into such a plan in such a manner as to allow the sale of Class A common stock, in each case, within the restricted period, provided, that no sale of common stock may be made under such 10b5-1 Plan during the restricted period, and provided further that to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of the holder’s Class A common stock may be made under such plan during the restricted period.

Notwithstanding the foregoing,

A.

up to 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including Included Securities) held by Employee Stockholders may be sold for a 7-trading day period beginning at the commencement of trading on the first trading day on which our Class A common stock is traded on NYSE; and

B.

up to 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including Included Securities) held by Employee Stockholders, plus any first release window eligible shares held by such person not sold during the first release window described in (A) above, may be sold beginning at the opening of trading on the second trading day immediately following our first post-public offering earnings release, provided that the last reported closing price of our common stock on NYSE is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus:

•	for any 10 trading days out of the 15-consecutive full trading day period ending on the closing of the first full trading day immediately following our first post-public offering earnings release; and

•	at the closing of the first full trading day immediately following our first post-public offering earnings release.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our Class A common stock has been approved for listing on the NYSE under the symbol “OSCR.”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our Class A common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of our Class A common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of our Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $15.3 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $60,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

As of December 31, 2020, Goldman Sachs & Co. LLC and its affiliated funds beneficially owned 7,254 shares of Series A Common Stock, 17,532 shares of Series B Common Stock, and 308,115 shares of Series A6 Preferred Stock (without giving effect to the Stock Split). All of the shares of capital stock owned by Goldman Sachs & Co. LLC and its affiliated funds were acquired in arms’ length transactions.

As of December 31, 2020, LionTree Advisors LLC and its affiliates beneficially owned 34,060 shares of Series A Common Stock and 136,220 shares of Series B Common Stock (without giving effect to the Stock Split). All of the shares of capital stock owned by LionTree Advisors LLC and its affiliates were acquired in arms’ length transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, certain of the underwriters or their respective affiliates are lenders and/or agents under the Revolving Loan Facility.

In addition, from time to time, certain of the underwriters and their respective affiliates may effect transactions for their own account or for the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to three percent of the shares of Class A common stock offered by this prospectus, to certain individuals through a directed share program, including our provider and distribution partners, and certain other individuals or entities identified by management. If purchased by these persons, these shares of Class A common stock will not be subject to a lock-up restriction, except in the case of shares of Class A common stock purchased by any director or executive officer, which shares of Class A common stock will be subject to the lock-up restrictions described above. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares of Class A common stock sold to these persons. Any reserved shares of Class A common stock not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered under this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares of Class A common stock. Goldman Sachs & Co. LLC will administer our directed share program.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, or each a Relevant State, no common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of Class A common stock shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined, or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of Class A common stock in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from, or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation, or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities, or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law,(5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of Class A common stock may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of Class A common stock must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from

Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO, or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree, and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts. Whalen LLP, Newport Beach, California has acted as counsel for the selling stockholders in connection with certain legal matters related to this offering. Investment funds affiliated with Latham & Watkins LLP and certain attorneys of the firm own shares of our convertible preferred stock that will be converted into less than 1% of our common stock prior to the closing of this offering.

CHANGE IN ACCOUNTANTS

Summary

As detailed below, PricewaterhouseCoopers LLP, or PwC, served as our independent auditors with respect to the Company’s consolidated financial statements for the year ended December 31, 2020; Grant Thornton LLP, or Grant Thornton, served as our independent auditors with respect to the Company’s consolidated financial statements for the year ended December 31, 2019; and Deloitte & Touche LLP served as our independent auditors with respect to the Company’s consolidated financial statements for the year ended December 31, 2018.

The change from Deloitte & Touche LLP to Grant Thornton for the year ended December 31, 2019 was made in anticipation of our initial public offering, as (1) Deloitte & Touche LLP is prohibited under the independence standards of the Public Company Accounting Oversight Board (United States), or PCAOB, from providing audits that could be contained in this registration statement for the year ended December 31, 2019 and (2) PwC is prohibited under the independence standards of the PCAOB from providing audits that could be contained in this registration statement for the year ended December 31, 2019.

As also detailed below, during the applicable periods, neither Deloitte & Touche LLP nor Grant Thornton had any “disagreement” (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of such firm, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements.

Change from Deloitte & Touche LLP

Deloitte & Touche LLP was previously engaged as our independent auditors to perform an audit of the Company and its subsidiaries’ consolidated financial statements for the years ended December 31, 2018 and 2019 in accordance with auditing standards generally accepted in the United States. On June 12, 2020, Deloitte & Touche LLP was dismissed effective immediately, which such action was ratified by the Audit Committee of our board of directors.

The reports of Deloitte & Touche LLP on the Company’s consolidated financial statements for the years ended December 31, 2018 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2018 and 2019 and the subsequent interim period through June 12, 2020, Deloitte & Touche LLP did not have any “disagreement” (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements.

During the years ended December 31, 2018 and 2019 and the subsequent interim period through June 12, 2020, there were no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

The Company has provided a copy of this disclosure to Deloitte & Touche LLP and requested that they furnish a letter addressed to the Securities and Exchange Commission, or Commission, stating whether or not it agrees with the statements made herein. A copy of the letter, dated February 22, 2021, is filed as an Exhibit to the registration statement of which this prospectus is a part.

Engagement and Dismissal of Grant Thornton

In anticipation of the initial public offering, due to independence matters impeding Deloitte & Touche LLP’s ability to provide assurance under the standards of the PCAOB, on August 25, 2020, Grant Thornton was engaged as the independent registered public accounting firm, which such action was ratified by the Audit Committee of our board of directors, solely to audit the Company’s consolidated financial statements for the year ended December 31, 2019 in accordance with auditing standards generally accepted in the United States and the standards of the PCAOB. Effective upon completion of the audit, the Audit Committee of our board of directors has dismissed Grant Thornton.

During the two most recent years and the subsequent period preceding the engagement of Grant Thornton, the Company did not consult with Grant Thornton with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements, and no written report or oral advice of Grant Thornton was provided that was an important factor considered by us in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K), or any “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided a copy of this disclosure to Grant Thornton and requested that they furnish a letter addressed to the Commission stating whether or not it agrees with the statements made herein. A copy of the letter, dated February 22, 2021, is filed as an Exhibit to the registration statement of which this prospectus is a part.

Engagement of PwC

On June 9, 2020, the Audit Committee of our board of directors approved PwC to serve as our independent auditors to perform an audit of the Company’s consolidated financial statements for the year ended December 31, 2020 in accordance with auditing standards generally accepted in the United States. In anticipation of the initial public offering and upon dismissal of Grant Thornton at the completion of the audit of the Company’s consolidated financial statements for the year ended December 31, 2019, as discussed above, PwC was engaged on November 11, 2020 as our independent registered public accounting firm to audit the Company’s consolidated financial statements as of the year ended December 31, 2020 in accordance with the standards of the PCAOB, contingent upon completion of PwC’s client acceptance procedures.

During the two most recent years and the subsequent period preceding the engagement of PwC, the Company did not consult with PwC with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements, and no written report or oral advice of PwC was provided that was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K), or any “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

EXPERTS

The consolidated financial statements of Oscar Health, Inc., formerly known as Mulberry Health Inc., as of December 31, 2019 and for the year ended December 31, 2019, included in this prospectus and elsewhere in the registration statement, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Oscar Health, Inc. as of December 31, 2020 and for the year ended December 31, 2020, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.hioscar.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

OSCAR HEALTH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

and Stockholders

Oscar Health, Inc.

(formerly known as Mulberry Health Inc.)

New York, New York

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Oscar Health, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor in 2020.

Hartford, Connecticut

December 16, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Oscar Health, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Oscar Health, Inc. and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and shareholders’ deficit, and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

February 4, 2021

We have served as the Company’s auditor since 2020.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2020
	(In thousands, except share and per share data)
ASSETS:
Current assets:
Cash and cash equivalents	336,644	826,326
Short-term investments	333,753	366,387
Premium and other receivables, less allowance for doubtful accounts of $3,897 and $4,477, respectively	30,068	65,322
Risk adjustment transfer receivable	25,122	31,157
Accrued investment income	1,444	1,862
Balances due from reinsurance programs	516,064	579,393

Total current assets	1,243,095	1,870,447

Property, equipment, and capitalized software, net	33,076	35,812
Long-term investments	29,475	325,740
Restricted deposits	25,079	26,478
Other assets	15,763	13,136
Net deferred tax asset	426	493

TOTAL ASSETS	$1,346,914	$2,272,106

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Benefits payable	156,557	311,914
Risk adjustment transfer payable	298,634	716,370
Premium deficiency reserve	12,755	84,571
Advanced premiums	25,308	71,904
Accounts payable and accrued liabilities	61,724	137,524
Reinsurance payable	432,511	343,313

Total current liabilities	987,489	1,665,596

Long-term debt	—	142,487
Warrant liabilities	8,819	15,005

Total liabilities	996,308	1,823,088
Commitments and contingencies (Note 16)

Convertible preferred stock, (Series A, A1, AA, AAA, A4, A5, A6, A7, A8, A9, AA9, A10); $0.00001 par value; 339,262,809 shares authorized; 335,625,349 issued and outstanding; aggregate liquidation preference of $1,295,744 as of December 31, 2019; (Series A, A1, AA, AAA, A4, A5, A6, A7, A8, A9, AA9, A10, A11, A12); $0.00001 par value; 407,156,831 shares authorized; 400,904,302 issued and outstanding; aggregate liquidation preference of $1,745,996 as of December 31, 2020	1,295,744	1,744,911

STOCKHOLDERS’ DEFICIT

Common stock, Series A, $0.0001 par value, 602,000,000 and 680,000,000 shares authorized; 17,034,585 and 24,875,753 issued and outstanding; Series B common Stock $0.0001 par value, 69,991,713 and 69,487,963 shares authorized, 69,487,963 and 69,487,963 shares issued and outstanding; as of December 31, 2019 and 2020, respectively; Series C $0.00001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2019 and 2020	2	2
Treasury stock (943,800 shares)	(2,923)	(2,923)
Additional paid-in capital	70,673	133,255
Accumulated deficit	(1,012,863)	(1,427,106)
Accumulated other comprehensive income (loss)	(27)	879

Total stockholders’ deficit	(945,138)	(1,295,893)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$1,346,914	$2,272,106

See accompanying notes to consolidated financial statements

OSCAR HEALTH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2019	2020
	(In thousands, except share and per share data)
REVENUE
Premiums before ceded reinsurance	$1,041,145	$1,672,339
Reinsurance premiums ceded	(572,284)	(1,217,304)

Premiums earned	468,861	455,035
Investment income and other revenue	19,327	7,766

Total revenue	488,188	462,801

OPERATING EXPENSES
Claims incurred, net	408,259	309,353
Other insurance costs (including non-cash stock-based compensation of $17,615 in 2019 and $18,299 in 2020 (Note 12)	167,851	216,534
General and administrative expenses (including non-cash stock-based compensation of $15,943 in 2019 and $17,570 in 2020 (Note 12)	110,682	166,655
Federal and state assessments	48,170	81,458
Health insurance industry fee	—	19,251
Premium deficiency reserve expense	12,615	71,816

Total operating expenses	747,577	865,067

Loss from operations	(259,389)	(402,266)
Interest expense	—	3,514

Loss before income tax expense	(259,389)	(405,780)
Income tax expense	1,793	1,045

Net loss	(261,182)	(406,825)
Other comprehensive income - net of tax
Unrealized gain on investments	17	906

Comprehensive loss	$(261,165)	$(405,919)

Net loss per share attributable to common stockholders, basic and diluted	$(3.02)	$(4.72)
Weighted-average common shares outstanding, basic and diluted	86,439,407	87,790,273

See accompanying notes to consolidated financial statements

OSCAR HEALTH, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

	Convertible Preferred Stock All Series		Common Stock
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	($ in thousands)
December 31, 2018	335,625,349	$1,295,744	86,108,270	$2	$36,311	$(751,681)	$—	$(44)	$(715,412)
Options exercised	—	—	1,358,078	—	873	—	—	—	873
Stock repurchased	—	—	(943,800)	—	(69)	—	(2,923)	—	(2,992)
Stock-based compensation	—	—	—	—	33,558	—	—	—	33,558
Unrealized gain, net	—	—	—	—	—	—	—	17	17
Net loss	—	—	—	—	—	(261,182)	—	—	(261,182)

December 31, 2019	335,625,349	$1,295,744	86,522,548	$2	$70,673	$(1,012,863)	$(2,923)	$(27)	$(945,138)
Preferred stock Series A11 issuance, net (Note 9)	37,287,281	210,943	—	—	—	—	—	—	—
Recognition of beneficial conversion feature	—	—	—	—	7,418	(7,418)	—	—	—
Preferred stock Series A12 issuance	15,600,784	151,240	—	—	—	—	—	—	—
Exercise of Series A11 Call Option (Note 9)	12,390,888	86,984	—	—	—	—	—	—	—
Options exercised	—	—	7,705,400	—	19,295	—	—	—	19,295
Stock repurchased	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	35,869	—	—	—	35,869
Unrealized gain, net	—	—	—	—	—	—	—	906	906
Net loss	—	—	—	—	—	(406,825)	—	—	(406,825)

December 31, 2020	400,904,302	$1,744,911	94,227,948	$2	$133,255	$(1,427,106)	$(2,923)	$879	$(1,295,893)

See accompanying notes to consolidated financial statements

OSCAR HEALTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2020
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(261,182)	$(406,825)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Net deferred tax asset	(426)	(67)
Net realized gain on sale of financial instruments	(481)	(1,246)
Warrant expense	704	5,101
Depreciation and amortization expense	6,899	11,285
Stock-based compensation expense	33,558	35,869
Investment amortization, net of accretion	(6,649)	2,588
Amortization of debt issuance cost and debt discount	—	327
Changes in assets and liabilities:
(Increase) / decrease in:
Premium and other receivables	(8,596)	(35,254)
Risk adjustment transfer receivable	(25,122)	(6,035)
Accrued investment income	115	(417)
Balances due from reinsurance programs	(305,721)	(63,329)
Other assets	(11,893)	2,627
Increase / (decrease) in:
Benefits payable	21,432	155,357
Advanced premiums	5,509	46,596
Premium deficiency reserve	12,615	71,816
Accounts payable and accrued liabilities	7,508	75,800
Reinsurance payable	274,623	(89,197)
Risk adjustment transfer payable	91,737	417,736

Net cash (used in)/provided by operating activities	(165,370)	222,732

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed maturity securities	(877,670)	(1,001,038)
Sale of investments	716,232	489,528
Maturity of investments	345,024	182,060
Purchase of property, equipment and capitalized software	(25,996)	(14,021)
Change in restricted deposits	(7,113)	(1,243)
Other, net	36	—

Net cash provided by/(used in) investing activities	150,513	(344,714)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	147,000
Payments of debt issuance costs	—	(4,840)
Convertible preferred stock and call option issuances	—	375,671
Exercise of convertible preferred stock call options	—	74,581
Stock options exercised	873	19,295
Stock repurchase	(2,992)	—

Net cash (used in)/provided by financing activities	(2,119)	611,707
Increase/(decrease) in cash, cash equivalents and restricted cash equivalents	(16,976)	489,725
Cash, cash equivalents, restricted cash and cash equivalents—Beginning of year	370,356	353,380

Cash, cash equivalents, restricted cash and cash equivalents—end of year	$353,380	$843,105

Cash, cash equivalents, restricted cash and cash equivalents—end of year:
Cash and cash equivalents	$336,644	$826,326
Restricted cash and cash equivalents included in restricted deposits	16,736	16,779

Total cash, cash equivalents and restricted cash and cash equivalents	$353,380	$843,105

Supplemental Disclosures:
Income taxes payments	$1,833	$1,525

See accompanying notes to consolidated financial statements

OSCAR HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts, or as otherwise stated herein)

1. ORGANIZATION

Oscar Health, Inc., formerly known as Mulberry Health Inc. (“Oscar” or the “Company” or the “Parent”), is a holding company domiciled in New York and incorporated in Delaware since October 25, 2012. Oscar provides individual health insurance benefits in Arizona, California, Colorado, Florida, Georgia, Michigan, New Jersey, New York, Ohio, Oklahoma, Pennsylvania, Tennessee and Texas markets through its wholly owned subsidiaries Oscar Insurance Corporation (“ONY”), Oscar Health Plan of California (“OCA”), Oscar Insurance Corporation of Ohio (“OOH”), Oscar Garden State Insurance Corporation (“OGS”), Oscar Health Plan, Inc. (“OAZ”), Oscar Buckeye State Insurance Corporation (“OBS”), Oscar Health Plan of New York (“ONYMA”), Oscar Insurance Company of Florida (“OFL”), Oscar Health Plan of Georgia (“OGA”), Oscar Health Plan of Pennsylvania, Inc. (“OPA”), and Oscar Insurance Company (“OTX”). Oscar provides small group health insurance benefits in New York, California, New Jersey and Tennessee. Beginning in 2020, Oscar began offering Medicare Advantage health insurance benefits in New York and Texas. Together, these subsidiaries represent the Company’s health plans which the Company operates as one segment to sell insurance to its members directly as well as through the state-run health care exchanges formed in conjunction with the Patient Protection and Affordable Care Act (“ACA”). The Company’s concierge-like business plan leverages technology to enhance interaction between its members and the medical providers. The Company has arrangements with integrated health systems through its wholly-owned subsidiaries OOH and ONYMA which are consolidated into the Company’s financial results pursuant to the guidance regarding Variable Interest Entities. See Note 2. Summary of Significant Accounting Policies. Integrated health systems include multiple hospitals, health care centers, large independent practice associations, physicians and ancillary providers licensed to provide health care services in the States of Ohio and New York. For the Company’s arrangements with integrated health systems the Company shares 50% of the underwriting risks through shared savings and 50% of net income. For the years ending December 31, 2019 and 2020, the Company incurred $3.6 million and $4.3 million, respectively, of expense through shared savings arrangements, which expense is included in claims incurred, net in the consolidated statement of operations and comprehensive loss.

The Company is affiliated with several medical professional corporations (collectively, “professional corporations”) that employ health care providers to deliver telemedical health care services to its covered member population in various states. As part of the arrangements with the professional corporations, the Company has guaranteed their debt. The Company concluded that the professional corporations are variable interest entities as the Company has guaranteed their debt and the equity at risk is insufficient to finance their activities without additional subordinated financial support from the Company. The Company has determined it has a controlling financial interest in the professional corporations, and, thus, is their primary beneficiary, as the Company has (i) the power to direct the activities of the professional corporations that most significantly impact their economic performance, and (ii) the obligation to absorb losses of the professional corporations that could potentially be significant to it or the right to receive benefits from the professional corporations that could potentially be significant to it. As of December 31, 2019, the collective assets and liabilities of the professional corporations were $1.6 million and $2.7 million, respectively; and for the year ended December 31, 2019, the collective revenues and operating expenses were $5.7 million and $6.6 million, respectively. As of December 31, 2020, the collective assets and liabilities of the professional corporations were $1.9 million and $7.6 million, respectively; and for the year ended December 31, 2020, the collective revenues and operating expenses were $7.6 million and $12.3 million, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities - The Company enters arrangements with various entities that are deemed to be variable interest entities (“VIE”). A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control activities of the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. The Company is deemed a primary beneficiary of a VIE if it has (1) the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could be potentially significant to the VIE. If both conditions are present, the Company is required to consolidate the VIE. OOH and ONYMA are subject to collaborative arrangements with prominent healthcare networks, through which the healthcare networks are entitled to 50% of net income of the entities. Payments to the healthcare networks are treated as expenses to the Company and are included in claims incurred, net.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenue, and expenses as well as the related disclosures. The Company must often make estimates about effects of matters that are inherently uncertain and will likely change in subsequent periods. Actual results could differ materially from those estimates. Principal areas requiring the use of estimates include health care costs incurred but not yet reported (“IBNR”), reinsurance, premium deficiency reserve (“PDR”), risk adjustment, stock-based compensation, premium receivable allowance and income taxes.

Segment Information - The Company operates and manages its business as one reportable and operating segment.

COVID-19 - The Company is monitoring the ongoing COVID-19 pandemic, which has disrupted the global economy and financial markets. There is a significant amount of uncertainty about the length and severity of the consequences caused by the pandemic. While governmental and non-governmental organizations are engaging in efforts to combat the spread and severity of the COVID-19 pandemic and related public health issues, the full extent to which the outbreak of COVID-19 could impact the Company’s business, results of operations and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted. The Company has considered information available to it as of the date of issuance of these financial statements and has not currently experienced significant negative impact to its operations, liquidity or capital resources as a result of the COVID-19 pandemic.

Cash and Cash Equivalents - The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash and Cash Equivalents - The Company maintains cash, cash equivalents and investments on deposit or pledged to various state agencies as a condition for licensure. These restricted deposits are recorded as long-term, due to the nature of the states’ requirements. The Company’s restricted cash and cash equivalents portion of its restricted deposits are disclosed on its Consolidated Statement of Cash Flows. (See restricted deposits for additional information)

Premiums Earned and Premium and Other Receivables - Premium revenue is recognized over the period that coverage is effective. Premiums billed and received in advance of the coverage period are recorded as advanced premiums. Monthly premiums billed, but not received by the end of the coverage period are classified as premiums receivable. Other receivables include pharmaceutical rebates and other claim related receivables. Allowances are estimated based on the Company’s best information available at the time revenue is recognized and updated each reporting period. Receivables are written off against allowances only when such amounts are determined unrecoverable and all collection attempts have failed. The Company regularly reviews the adequacy of these allowances based on a variety of factors, including age of the outstanding receivable and collection history. When circumstances related to specific collection patterns change, estimates of the recoverability of receivables are adjusted.

Affordable Care Act (“ACA”) Premium Stabilization Programs - The Company conducts business primarily in the individual health insurance market and is therefore subject to the Premium Stabilization Programs (“Programs”) of the ACA. These Programs included risk adjustment, reinsurance and risk corridors, of which the reinsurance and risk corridors programs were transitional and only in effect for 2014 through 2016.

Risk Adjustment Transfer Receivables and Payable - The permanent risk adjustment program is designed to mitigate the potential impact of adverse selection and provide stability for health insurers applies to plans sold inside and outside of the insurance exchanges. Under the risk adjustment program, each plan is assigned a risk score based upon demographic information and current year claims information related to its members. Plans with lower than average risk scores will generally pay into the pool, while plans with higher than average risk scores will generally receive distributions. This amount is calculated based on the risk score of the Company’s members. The Company refines its estimate as new information becomes available and the Company receives the final report from Centers for Medicare & Medicaid Service (“CMS”) in August of the following year.

Health Insurance Industry Fee (“HIF”) - The ACA, as amended by the Health Care Education Reconciliation Act, includes an annual, nondeductible insurance industry tax that is levied proportionally across the insurance industry for risk-based health insurance products. The Company is subject to paying this tax. It is calculated based on a ratio of the Company’s applicable net premiums written, compared to the total U.S. health insurance industry applicable net premiums written during the previous calendar year. The Company records the HIF liability in accounts payable and accrued liabilities at the beginning of the calendar year. A corresponding deferred cost is recorded in receivables and other assets that is amortized to health insurance industry fee in the consolidated statement of operations and comprehensive loss using a straight-line method of allocation over the calendar year. There was a one year suspension for 2019, but it resumed in 2020. The fee has been permanently repealed for calendar years beginning in 2021. Refer to Note 7. Regulation for more information.

Reinsurance - The Company is party to quota share reinsurance agreements with two reinsurers under which the reinsurer assumes an agreed percentage of the underlying policies being reinsured and shares all premiums and incurred claims accordingly. All premiums and claims ceded under the Company’s quota share arrangements are shared proportionally with the Company’s reinsurers, up to a claims limit specified in each agreement, which varies from 100% to 105% of ceded premiums for the agreements applicable to the years ended December 31, 2019 and 2020. Reinsurance recoveries are recorded as a reduction to claims incurred, net. To the extent ceded premiums exceed ceded claims and commissions and a specified margin, the Company receives an experience refund. See reconciliation of reinsurance premiums in Note 4. Reinsurance.

The Company also has reinsurance assumed agreements, which is included as an addition to premiums earned in the accompanying consolidated statement of operations and comprehensive loss.

The Company stopped assuming reinsurance on the Tennessee Small Group market for the 2018 policy year and it is currently in run off.

The Company regularly evaluates the financial condition of its reinsurers to minimize exposure to significant losses. For its unauthorized reinsurers, the Company strives to maintain sufficient qualifying assets of the reinsurer in trusts or collateral, mostly in excess of net reinsurance recoverables.

The Company has other reinsurance agreements to limit its losses and individual claims of enrolled members. Premiums for these reinsurance agreements are based on enrollment calculated on a per member, per month basis. Reinsurance recoveries are recorded as reductions to claims incurred, net. The reinsurance coverage does not relieve the Company of its primary obligations. The Company’s reinsurers have ratings from A++ to AA-.

Restricted Deposits - As a condition for licensure, the Company is required to maintain certain funds on deposit or pledged to various state agencies. These funds consist of cash, cash equivalents and investments that the Company records at fair value. The states require that these funds remain on deposit for an indefinite period-of-time and, therefore, the Company classifies these restricted deposits as long-term regardless of the contractual maturity date of the securities held.

Benefits Payable - Medical claims expenses are recognized in the period health care services are provided. Benefits payable include claims reported, but not yet paid (“IBNP”) as well as claims incurred but not reported (“IBNR”) and accrued liabilities resulting from provider risk target arrangements. Risk target arrangements established certain contractual targets and if providers have positive performance to target the accrual is included in benefits payable. IBNR is an actuarial estimate that is based on claim payment patterns, medical cost inflation, historical developments such as claim inventory levels and claim receipt patterns, and other relevant factors. The methods for making such estimates and for establishing the resulting liability are continuously reviewed and any adjustments are reflected in the period determined. Given the extensive degree of judgment in this estimate, it is possible that the Company’s estimates of benefits payable could develop either favorably or unfavorably. Due to the Company’s limited operating history and recent growth, there is greater uncertainty in estimating benefits payable. Additionally, when the Company expands its product offerings, it has limited information with which to develop its anticipated claims liability. The changes in the Company’s estimate of benefits payable may relate to a prior quarter, prior year, or earlier periods. For rollforward of its benefits payable, refer to Note 8. Benefits Payable.

The Company records as part of benefits payable, its best estimate of the ultimate liability for claims disputed by out of network providers based on what the Company considers usual and customary allowed charges and any related uncertainty at arriving at mutually agreed upon rates. As these liabilities are part of the overall claim reserve, they are proportionally ceded to the Company’s quota-share reinsurers for historical policy years with contracts in force. At December 31, 2019 and December 31, 2020, settlements reserves were approximately $41 million and $109 million, respectively.

The completion factor development method is utilized for ACA and Medicare Advantage claims under $0.25 million and $0.1 million, respectively, and is supplemented by the incurred claim methodology for the most recent incurral months. A seriatim methodology is utilized for ACA and Medicare Advantage claims over $0.25 million and $0.1 million, respectively, supplemented by case management data supplied by medical and claims operations areas. Claims reserve triangle analytical cohorts are segmented by plan type within a given state and region, and all reserves are determined separately incorporating the current inventory of claims in course of settlement. The reserve model incorporates historical reserve testing and detail on prior period development down to the incurral month. Claims reserve triangles are inclusive of medical and behavioral health claims only. Pharmacy costs represent payments for members’ prescription drug benefits, net of rebates from drug manufacturers. Receivables for such pharmacy rebates are included in other receivables in the Company’s consolidated balance sheet. Pharmacy claims are point of sale claims and have no runoff.

Premium Deficiency Reserve (“PDR”) - Premium deficiency reserve liabilities are established when it is probable that expected future claims and maintenance expenses will exceed future premium and reinsurance recoveries on existing medical insurance contracts without consideration of investment income. For purposes of determining premium deficiency losses, contracts are grouped consistent with the Company’s method of acquiring, servicing, and measuring the profitability of such contracts which is generally on a line of business basis.

Other Insurance Costs - Other insurance costs primarily include wages, benefits, marketing, rent, costs of software and hardware, distribution costs, unallocated claims adjustment expenses, and administrative costs associated with functions that are necessary to support the Company health insurance business and are net of ceding commissions. Such functions include, but are not limited to, information systems, legal, finance, compliance, concierge and claims processing. Marketing expenses include short duration policy acquisition costs which are expensed as incurred. Policy acquisition costs are those costs that relate directly to the successful acquisition of new and renewal insurance policies. Such costs include commissions, costs of policy issuance, and other costs the Company incur to acquire new business or renew existing business. The Company expenses policy acquisition costs related to its employer-group prepaid health services policies as incurred. These short-duration employer-group prepaid health services policies typically have a 1-year term, are paid and expensed on a monthly basis and may be canceled upon 30 days notice by the employer group. Marketing and commissions costs for the years ended December 31, 2019 and 2020 were $45.9 million and $94.1 million, respectively.

General and Administrative Expenses - General and administrative expenses primarily include wages, benefits, research and development, costs of software and hardware and administrative costs for the Company’s corporate and technology functions. Such functions include, but are not limited to, information systems, executive management, legal, and finance.

Federal and State Assessments - Federal and State Assessments represent non-income tax charges from federal and state governments, including but not limited to healthcare exchange user fees, premium taxes, and franchise taxes. The Company wholly-owns health insurance companies that file state statutory reports and are liable for Premium Taxes.

Property, Equipment and Capitalized Software - Property, equipment and capitalized software are recorded at cost and presented net of accumulated depreciation. Depreciation and amortization expense is recognized on a straight-line basis over the estimated useful lives of the related assets ranging between 3 and 10 years. The Company recorded depreciation and amortization expense of $6.9 million for the year ended December 31, 2019, of which $5.8 million is allocated to other insurance costs and $1.1 million is allocated to general and administrative expenses; and $11.3 million for the year ended December 31, 2020, of which $9.6 million is allocated to other insurance costs and $1.7 million is allocated to general and administrative expenses. The Company capitalizes costs incurred related to certain software projects for internal use incurred during the application development stage. Costs related to planning activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which generally is three years. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment of Long-Lived Assets - A review of long-lived assets for impairment is performed when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If an indication of impairment is present, the Company compares the estimated undiscounted future cash flows to be generated by the asset group to the asset group’s carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset group, the Company records an impairment loss equal to the amount by which the asset group’s carrying amount exceeds its fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis.

This fair value measurement is based on significant inputs that are not observable in the market and thus represents Level 3 inputs. Significant changes in the underlying assumptions used to value long lived assets could significantly increase or decrease the fair value estimates used for impairment assessments.

Long lived assets that do not have indefinite lives are amortized/depreciated over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company reevaluates the useful life determinations each year to determine whether events and circumstances warrant a revision to the remaining useful lives.

Leases - For lease agreements in which the Company is the lessee and that provide for escalating rent payments or rent-free occupancy periods, the Company recognizes rent expense on a straight-line basis over the noncancelable lease term and option renewal periods in which failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The Company records deferred rent in accounts payable and accrued liabilities on the consolidated balance sheet. The lease term commences on the date that the Company takes possession of or controls the physical use of the property.

Accounts Payable and Accrued Liabilities - Accounts payable and accrued liabilities include accrued general and administrative expenses and other insurance costs.

Stock-Based Compensation - The Company accounts for stock-based awards to employees in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation (“ASC 718”). Employee options are valued on the date of grant, using the Black-Scholes-Merton option-pricing model and are expensed on a straight-line basis over the related service period (generally the vesting period) of the award. Both, option and stock awards, generally vest over a period of 4 years and are exercisable up to 10 years from the date of grant.

The Company made an accounting policy election to account for forfeitures as they occur and stop estimating a forfeiture rate in accordance with ASC 718. This change has been applied on a modified retrospective basis.

Investments - The Company regularly evaluates its investments in debt securities to determine if a decline in value is other-than-temporary. When evaluating these declines, the Company assesses the severity of the loss relative to its original cost, the time that the market value has been less than its original cost and considers the Company’s intent to retain the investments for a long enough period to allow for a sufficient market recovery. If a decline in the value of a debt security is considered other-than-temporary, the Company reduces the investment through a charge to the consolidated statement of operations and comprehensive loss. No adjustments were necessary during the period presented. The Company considers investments with maturities of twelve months or longer when purchased as long term investments.

Fair Value Measurements - Fair value represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair values are measured in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the assets or liability.

The Company’s financial assets including cash equivalents and investments are measured at fair value on a recurring basis.

Income Taxes - The Company records deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) based on differences between the book and tax bases of assets and liabilities. The deferred tax assets and liabilities are calculated by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

The Company continually reviews the need for, and the adequacy of, a valuation allowance and recognizes the benefits from the Company’s deferred tax assets only when an analysis of both positive and negative factors indicate that it is more likely than not that the benefits will be realized. With respect to net operating losses, tax credits, and deferred taxes the Parent funds its subsidiaries as such attributes are consolidated from the Company’s subsidiaries and realized by Oscar Health, Inc. The Company has recorded a valuation allowance on the value of the deferred tax assets as of December 31, 2019 and 2020.

Oscar files a consolidated federal income tax return on behalf of itself and substantially all of its various operating subsidiaries. The Company’s Ohio entity is considered outside of the U.S. Consolidated group and files tax returns separately. Oscar files as part of a unitary group in various states. Often, application of tax rules within the various jurisdictions is subject to differing interpretation. An analysis is performed of the amount at which each tax position meets a “more likely than not” standard for sustainability upon examination by taxing authorities. Only tax benefit or provision amounts meeting or exceeding this standard will be reflected in the tax expense and deferred tax balances. At present, the Company has not recorded any tax amounts which fail to meet this standard. Any differences between the amounts of tax benefits reported on tax returns and tax benefits reported in the financial statements will be recorded as a liability for unrecognized tax benefits. Any liability for unrecognized tax benefits would be reported separately from deferred tax assets and liabilities. Refer to Note 17. Income Taxes for additional information.

Net Loss Per Share - The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income or loss available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income or losses for the period had been distributed. In connection with the triggering of the beneficial conversion feature associated with the issuance of Series A 11 convertible preferred stock during the year ended December 31, 2020 (see Note 10. Convertible Preferred Stock - Conversion), the $7.4 million charge to accumulated deficit is reflected as a deemed dividend in the calculation of net loss per share. Accordingly, net loss attributable to common stockholders has been increased by $7.4 million resulting in net loss per share of $4.72.

The rights, including the liquidation and dividend rights, of the holders of Series A and Series B common stock are identical, except with respect to voting. As such, the undistributed losses are allocated on a proportionate basis and the resulting net loss per share attributable to common stockholders were, therefore, the same for both Series A and Series B common stock on an individual or combined basis. The Company has treated Series A and Series B common stock as one class for net loss per share purposes.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net losses attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends, but contractually does not require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued, as their effect is anti-dilutive. The Company reported net losses attributable to common stockholders for the year ended December 31, 2019 and 2020.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) as modified by ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” and ASU 2016-20, “Revenue from Contracts with Customers (Topic 606): Technical Corrections and Improvements.” ASU 2014-09 supersedes existing revenue recognition standards with a single model unless those contracts are within the scope of other standards. The Company early-adopted the standard effective January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The new guidance changes the current accounting related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. Most notably, ASU 2016-01 requires that equity investments, with certain exemptions, be measured at fair value with changes in fair value recognized in net income as opposed to other comprehensive income. This guidance was effective for the Company for fiscal years beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019. The Company adopted the standard effective January 1, 2019. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, (Topic 230)” (“ASU 2016-15”), which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. This standard clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. The amendments are effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted this standard effective January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 (Topic 718); Improvements to Non-employee Share-Based Payment Accounting (Topic 718). This standard expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. FASB clarified that Topic 718 does not apply to shares-based payments used to effectively provide financing to the issuer or awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606, Revenue from Contracts with Customers. The standard is effective for the Company as of January 1, 2020. Early adoption is permitted. The Company early-adopted the standard effective January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement,” (“ASU 2018-13”). The amendments in ASU 2018-13 eliminate, add, and modify certain disclosure requirements for fair value measurements. The amendments are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted for either the entirety of ASU 2018-13 or only the provisions that eliminate or modify disclosure requirements. The Company adopted the standard effective January 1, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, “Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606” (“ASU 2018-18”). The amendments in ASU 2018-18 clarify that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606 when the collaborative arrangement participant is a customer in the context of a unit of account. The amendments under ASU 2018-18 are effective for interim and annual fiscal periods beginning after December 15, 2019, with early adoption permitted. The amendments in ASU 2018-18 should be applied retrospectively to the date of initial application of ASC 606. The Company adopted the standard effective January 1, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that the Company adopts as of the specified effective date. The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In February 2016, the (FASB) issued (ASU) 2016-02, “Leases (Topic 842)” (ASU 2016-02). Under ASU 2016-02, an entity will be required to recognize assets and liabilities for the rights and obligations created by leases on the entity’s balance sheet for both finance and operating leases. For leases with a term of 12 months or less, an entity can elect to not recognize lease assets and lease liabilities and expense the lease over a straight-line basis for the term of the lease. ASU 2016-02 will require new disclosures that depict the amount, timing, and uncertainty of cash flows pertaining to an entity’s leases. Companies are required to adopt the new standard using a modified retrospective approach for annual and interim periods beginning after December 15, 2018. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. This guidance is effective for the Company for annual periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326)” (“ASU 2016-13”), which requires entities to use a current expected credit loss model (“CECL”), which is a new impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost. The entity’s estimate would consider relevant information about past events, current conditions, and reasonable and supportable forecasts, which will result in recognition of lifetime expected credit losses upon loan origination. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses,” which narrowed the scope and changed the effective date for non-public entities for ASU 2016-13. The FASB subsequently issued supplemental guidance within ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief” (‘‘ASU 2019-05’’) and ASU 2020-02, “Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) (“ASU 2020-02”). ASU 2019-05 provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. ASU 2020-02, as it relates to CECL, provides amendments to SEC paragraphs pursuant to SEC Staff Accounting Bulletin No. 119. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. ASU 2016-13 is effective for the Company for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the effect that the adoption of ASU 2016-13 will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles-Goodwill and Other-Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract” (“ASU 2018-15”), which requires implementation costs incurred by customers in cloud computing arrangements (i.e., hosting arrangements) to be capitalized under the same premises of authoritative guidance for internal-use software, and deferred over the non-cancellable term of the cloud computing arrangements plus any option renewal periods that are reasonably certain to be exercised by the customer or for which the exercise is controlled by the service provider. The guidance is effective for the Company for annual periods beginning after December 15, 2020, and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company currently anticipates that the adoption of ASU 2018-15 will not have a material impact on its financial statements.

In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses” (“ASU 2019-11”). In May 2019, the FASB issued ASU 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.” In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses.” These updates provide an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost and provide additional clarification and implementation guidance on certain aspects of the previously issued ASU 2016-13 and have the same effective date and transition requirements as ASU 2016-13. The effect of a prospective transition approach is to maintain the same amortized cost basis before and after the date of adoption. ASU 2016-13 is effective for the Company for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the effects the adoption of ASU 2019-11 will have on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). The amendments in ASU 2019-12 remove certain exceptions to the general principles in ASC Topic 740. The amendments also clarify and amend existing guidance to improve consistent application. The amendments are effective for the Company’s annual reporting periods beginning after December 15, 2020, with early adoption permitted. The transition method (retrospective, modified retrospective, or prospective basis) related to the amendments depends on the applicable guidance, and all amendments for which there is no transition guidance specified are to be applied on a prospective basis. The Company is currently evaluating the effects the adoption of ASU 2019-12 will have on its consolidated financial statements.

3. PREMIUMS EARNED

Direct policy premiums include premiums directly from members and premiums collected from CMS as part of Advanced Premium Tax Credit program (“APTC”). For the years ended December 31, 2019 and 2020, $563,990 and $1,368,648 were revenues received from CMS for APTC. The Company also records the impact of risk adjustment to premiums earned based on year-to-date health plan experience which are reasonably estimable (see “Risk Adjustment” below). In 2019, the Company sold its rights to some of its risk corridor claims and the effect on premiums earned was $20.0 million. The underlying claim was settled in 2020 when the Company received proceeds from CMS of $64.5 million which was partially offset by $12.1 million of legal fees and federal and state assessments (see “Risk Corridor claims” below). The following table illustrates the components of premiums earned for the years ended December 31, 2019 and 2020.

	For the years ended December 31,
	2019	2020
	(In thousands)
Premiums earned
Direct policy premiums	$1,325,760	$2,287,319
Premiums assumed	455	299

Direct and assumed premiums	1,326,215	2,287,618
Risk adjustment and corridor, net	(285,070)	(615,279)

Premiums before ceded reinsurance	1,041,145	1,672,339
Reinsurance premiums ceded	(572,284)	(1,217,304)

Total	$468,861	$455,035

Risk Adjustment: Risk Adjustment is a program of the ACA administered federally by CMS. Generally speaking, insurance plans with younger healthier members must return some of their collected premium to a pool and insurance companies with older sicker members receive from the pool. However, the New York Department of Financial Services (“NY DFS”), initiated the imposition of a program seeking to limit these transfers (i.e., payers pay less and receivers receive less). Such limitation by NY DFS has been referred to as the “Haircut”. The Company had previously recorded a receivable $23.2 million for the Haircut as of December 31, 2019. In 2017, carriers initiated a lawsuit against the NY DFS to reverse the imposition of the Haircut since large carriers would be required to pay back some of the Risk Adjustment funds they received from CMS. In July 2020, a final decision regarding the large carriers lawsuit was issued in the large carriers’ favor. This final decision could potentially be appealed to the Supreme Court, however, the issuance of the final decision represents a significant change in facts subsequent to December 31, 2019. As a consequence, in 2019 the Company wrote off a receivable of $23.2 million and recognized a total charge of $16.1 million which was net of reinsurance of $7.2 million.

Risk Corridor claims: The ACA and the implementing regulations at 45 C.F.R. Part 153 established a temporary risk corridor (“Risk Corridor”) program covering issuers of qualified health plans in the Individual and Small Group markets for the 2014, 2015, and 2016 benefit years. However, this temporary program was defunded and the federal government did not pay out recoveries to participants, and insurance carriers had higher losses than were anticipated or priced. A class action lawsuit was filed on behalf of a number of participating insurance carriers (including the Company) to require the government to pay amounts owed to insurance carriers under the Risk Corridor temporary program. A litigation finance company paid approximately $30 million to the Company to “factor” a portion of the Company’s potential recovery receivable (Risk Corridor claim of approximately $210 million). While the $30.0 million received from the factored potential receivable has been recorded in revenue through 2019, $10.0 million in 2018 and $20.0 million in 2019, there was no existing potential recoverable amount on the Company’s books at December 31, 2019, for the Risk Corridor.

4. REINSURANCE

The Company has quota share reinsurance treaties with two reinsurers under which the reinsurer assumes an agreed percentage of the underlying policies being reinsured and shares all premiums and incurred claims accordingly. All premiums and claims ceded under the Company’s quota share arrangements are shared proportionally with its reinsurers, up to a limit specified in each agreement. The Company also receives ceding commission, which is based on a percentage of ceded premiums, and the reinsurer retains a margin. The Company’s reinsurance contracts have an ultimate net loss ratio that limits its reinsurers’ exposure and beyond which claims shall no longer be ceded out to the reinsurer. To the extent ceded premiums exceed ceded claims, commissions and a specified margin, the Company receives an experience refund.

The Company reports assumed reinsurance premiums in premiums earned on the consolidated statements of operations and comprehensive loss. Refer to Note 2. Summary of Significant Accounting Policies for more information.

The following table reconciles total reinsurance premiums ceded and assumed included in premiums earned in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2019 and 2020.

	For the years ended December 31,
	2019	2020
	(In thousands)
Reinsurance premiums
Reinsurance premiums ceded prior to experience refund	$(587,864)	$(1,308,275)
Experience refund	15,580	90,971

Reinsurance premiums ceded	(572,284)	(1,217,304)
Assumed reinsurance	455	299

Total	$(571,829)	$(1,217,005)

The Company records claims expense net of reinsurance recoveries. The following table reconciles the total direct claims expense to the net claims expense as presented in the consolidated statement of operations and comprehensive loss for the years ended December 31, 2019 and 2020.

	For the years ended December 31,
	2019	2020
	(In thousands)
Claims incurred, net
Direct claims incurred	$924,256	$1,364,432
Private reinsurance losses ceded	(516,144)	(1,055,371)
Assumed reinsurance	147	292

Total	$408,259	$309,353

The Company records other insurance costs net of ceding commission. The following table reconciles other insurance costs as presented in the consolidated statement of operations and comprehensive loss for the years ended December 31, 2019 and 2020.

	For the years ended December 31,
	2019	2020
	(In thousands)
Other insurance costs, net
Other insurance costs	$233,442	$343,374
Ceding commissions	(65,591)	(126,840)

Total	$167,851	$216,534

The Company records balances due from reinsurance programs within current assets in its consolidated balance sheets. The following table summarizes balances due from reinsurance programs at December 31, 2019 and 2020.

	As of December 31,
	2019	2020
	(In thousands)
Balances due from reinsurance programs
Reinsurance ceded claim recoveries	$448,748	$435,331
Reinsurance ceding commissions	49,631	41,586
Experience refunds on reinsurance contracts	17,685	102,476

Total	$516,064	$579,393

5. INVESTMENTS

A summary of investments by major security type is as follows at December 31, 2019 and 2020:

	As of December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(In thousands)
U.S. treasury and agency securities	$270,259	$—	$(2)	$270,257
Corporate notes	56,975	—	(25)	56,950
Certificate of deposit	25,304	—	—	25,304
Commercial paper	10,717	—	—	10,717

Total	$363,255	$—	$(27)	$363,228

	As of December 31, 2020
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(In thousands)
U.S. treasury and agency securities	$523,809	$562	$(2)	$524,369
Corporate notes	159,461	262	(58)	159,665
Commercial paper	7,043	—	—	7,043
Certificate of deposit	1,050	—	—	1,050

Total	$691,363	$824	$(60)	$692,127

At December 31, 2019 and 2020, the securities classified as current available-for-sale mature within one year or less are as follows:

	As of December 31, 2019
	Number of Securities	Fair Value	Gross Unrealized Losses
	(In thousands)
Investments twelve months or less
U.S. treasury and agency securities	59	$270,257	$(2)
Corporate notes	80	56,950	(25)
Certificate of deposit	19	25,304	—
Commercial paper	14	10,717	—

Total	172	$363,228	$(27)

	As of December 31, 2020
	Number of Securities	Fair Value	Gross Unrealized Losses
	(In thousands)
Investments twelve months or less
U.S. treasury and agency securities	51	$339,014	$(2)
Corporate notes	40	19,280	(3)
Commercial paper	9	7,043	—
Certificate of deposit	3	1,050	—

Total	103	$366,387	$(5)

At December 31, 2019, there were no available-for-sale securities that have been in a continuous unrealized loss position for longer than twelve months. Long-term securities that mature over twelve months or more in a gross unrealized loss position are follows as:

	As of December 31, 2020
	Number of Securities	Fair Value	Gross Unrealized Losses
	(In thousands)
Investments over twelve months
U.S. treasury and agency securities	42	$185,355	$—
Corporate notes	189	140,384	(55)

Total	231	$325,739	$(55)

Net Investment Income - Net investment income for the years ended December 31, 2019 and 2020 was attributable to the following:

	For the years ended December 31,
	2019	2020
	(In thousands)
Net investment income
Interest income	$11,122	$8,014
Investment discount amortization net of premium accretion	6,649	(2,571)
Net realized gain	481	1,239

Total	$18,252	$6,682

6. FAIR VALUE

In accordance with ASC 820, Fair Value Measurement, assets and liabilities measured at fair value on recurring basis as of December 31, 2019 and 2020 are as follows:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total Fair Value Measurement
	(In thousands)
Investments
U.S. treasury and agency securities	$—	$270,257	$—	$270,257
Corporate notes	—	56,950	—	56,950
Certificate of deposit	—	25,304	—	25,304
Commercial paper	—	10,717	—	10,717

Total	$—	$363,228	$—	$363,228

Warrant liabilities	$—	$—	$8,819	$8,819

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total Fair Value Measurement
	(In thousands)
Investments
U.S. treasury and agency securities	$—	$524,369	$—	$524,369
Corporate notes	—	159,665	—	159,665
Certificate of deposit	—	7,043	—	7,043
Commercial paper	—	1,050	—	1,050

Total	$—	$692,127	$—	$692,127

Warrant liabilities	$—	$—	$15,005	$15,005

The Company classifies investments within Level 2, because the Company uses quoted market prices or alternative pricing sources that are based on market observable inputs to determine their fair value. The carrying values of restricted deposits reported on the consolidated balance sheet but not listed in the table above approximate their fair value. Cash and cash equivalents are carried at cost, which approximates fair value.

The Company classified long-term debt within Level 3 value hierarchy because the fair value of the liability is based upon a market approach with various unobservable inputs such as market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. As of December 31, 2020, the fair value approximated the carrying value as the debt was issued near year end and there has been little volatility in interest rates.

The Company classified warrant liabilities within Level 3 value hierarchy because the liability is based on present value calculations and external valuation models whose inputs include market interest rates, estimated operational capitalization rates, and volatilities. Fair value is determined using an option pricing model.

The table below presents changes in the fair value of the Company’s Level 3 warrant liabilities as of December 31, 2019 and 2020 as follows:

	For the years ended December 31,
	2019	2020
	(In thousands)
Beginning balance	$8,115	$8,819
Vesting of warrants	416	392
Change in fair value	288	4,709
Preferred Stock Series A11 call options issued	—	13,488
Preferred Stock Series A11 call options exercised	—	(12,403)

Ending balance	$8,819	$15,005

7. REGULATION

The Company is subject to extensive regulation under both State and Federal law. Both the State and Federal regulations require, among other things, that qualified insurance companies demonstrate fiscally sound operations. Such requirements generally include maintaining sufficient levels of capital and meeting certain liquidity benchmarks in order to satisfy operating liabilities or at a minimum to have an approved financial plan towards achieving net operating surplus.

Regulatory Capital and Dividend Restrictions

Each of the Company’s health maintenance organizations (“HMO”) and insurance subsidiaries must maintain a minimum amount of statutory capital determined by statute or regulation. The minimum statutory capital requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized health care costs, a percentage of certain liabilities, a statutory minimum, risk-based capital (“RBC”) requirements or other financial ratios. Failure to maintain these requirements would trigger regulatory action by the state. Such statues, regulations and capital requirements also restrict the timing, payment and amount of dividends and other distributions that may be paid to us as the sole stockholder. Aggregate minimum required statutory capital and surplus is based on the greater of the RBC level that would trigger regulatory action or minimum requirements per state insurance regulation. At December 31, 2019 and 2020, all insurance subsidiaries individually exceeded the minimum required statutory capital and surplus requirements as well as RBC minimum required levels. The combined statutory capital and surplus of the Company’s HMO and insurance subsidiaries was $135.7 million at December 31, 2019 and $199.5 million at December 31, 2020.

Dividend restrictions vary by state, but the maximum amount of dividends which can be paid without prior approval from the applicable state is subject to restrictions relating to statutory capital, unassigned surplus and net income for the previous year. Some states require prior approval of all dividends, regardless of amount. States may disapprove any dividend that, together with other dividends paid by a subsidiary in the prior 12 months, exceeds the regulatory maximum as computed for the subsidiary based on its statutory surplus and net income. Under applicable regulatory requirements at December 31, 2020, no dividends may be paid through the end of 2021 by the Company’s HMO and insurance subsidiaries without prior approval by regulatory authorities.

Medical Loss Ratio (“MLR”) Requirements

The ACA established a minimum MLR provision that requires insurers to pay rebates to customers when the specified MLR is below the established thresholds. The Company accrues for the estimated amount of premiums to be returned retrospectively to members as an adjustment to premium revenue. In 2019, the Company’s MLR was greater than the established thresholds and, in all but one market where de minimis amount was returned to the member, no premiums were returned to the members. In 2020, the Company accrued $5.7 million of MLR rebates to be returned to members.

Premium-Based Fee on Health Insurers

As of January 1, 2015, the Company was subject to an annual fee under Section 9010 of the ACA. This health insurance industry fee is based on a ratio of an insurer’s net health insurance premiums written for the previous calendar year compared to the U.S. health insurance industry total. The assessed fee is not deductible for income tax purposes and is recorded as health insurance industry fee on the Company’s consolidated statement of operations and comprehensive loss. The fee was $19.3 million in 2020, but was not applicable for 2019 due to a one-year suspension of the fee. The fee has been permanently repealed for calendar years beginning in 2021. Refer to Note 2. Summary of Significant Accounting Policies for more information.

8. BENEFITS PAYABLE

The following tables provide information about incurred and paid health care claims development and cumulative claims frequency. The claims development information for all periods preceding the most recent reporting period is considered required unaudited supplementary information. For claims frequency information summarized below, a claim is defined as the financial settlement of a single medical event in which remuneration was paid to the servicing provider. Total IBNR plus expected development on reported claims represents estimates for claims incurred but not reported and development on reported claims. The Company estimates its liability using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. These actuarial methods consider factors such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors.

The following table summarizes health care claims incurred, net of reinsurance:

Incurred Health Care Claims

Net of Reinsurance

	For the years ended December 31,
	(In thousands)					Cumulative number of reported claims (in thousands)
	Unaudited	Unaudited	Unaudited	Unaudited
	2016	2017	2018	2019	2020
Date of Service(*):
2016	$489,151	$474,624	$475,380	$477,818	$477,001	949
2017	—	232,738	234,176	236,699	241,957	653
2018	—	—	579,936	564,718	567,753	1,740
2019	—	—	—	418,516	412,023	1,882
2020					308,370	2,657

Total					$2,007,104

The following table summarizes health care claims paid, net of reinsurance:

Cumulative Paid Health Care Claims

Net of Reinsurance

	For the years ended December 31,
	(In thousands)
	Unaudited	Unaudited	Unaudited	Unaudited
	2016	2017	2018	2019	2020
Date of Service(*):
2016	$402,424	$472,662	$474,977	$475,422	$475,456
2017	—	188,804	229,992	232,702	232,567
2018	—	—	488,531	549,684	552,075
2019	—	—	—	359,570	388,999
2020					178,751

Total					1,827,848

Total benefits payable, net of reinsurance					$179,256

(*)	The years ended December 31, 2016, 2017, 2018 and 2019 are unaudited

At December 31, 2019 and 2020, total Health Care IBNR liabilities plus expected development on reported claims totaled $156.6 million and $311.9 million, respectively. Substantially all of the total Health Care IBNR liabilities plus expected development on reported claims at December 31, 2019 and 2020 relate to the respective current year.

The following table reconciles total outstanding liabilities, net of reinsurance to benefits payable in the Consolidated Balance Sheet:

	As of December 31, 2019	As of December 31, 2020
	(In thousands)
Short-duration health care costs payable, net of reinsurance	$80,373	$179,256
Reinsurance recoverables	76,184	132,658

Total benefits payable	$156,557	$311,914

The following tables show the components of the change in benefits payable and unallocated claims adjustment expenses (“CAE”) payable during 2019 and 2020:

	As of December 31, 2019
	Benefits Payable	Unallocated Claims Adjustment Expense	Total
	(In thousands)
Benefits payable, beginning of the period	$135,126	$2,414	$137,540
Less: Reinsurance recoverable	39,135	—	39,135

Benefits payable, beginning of the period, net	$95,991	$2,414	$98,405

Claims incurred and CAE
Current year	$418,516	$63,815	$482,331
Prior years	(10,257)	—	(10,257)

Total claims incurred and CAE, net	$408,259	$63,815	$472,074

Claims and CAE paid
Current year	$359,570	$60,806	$420,376
Prior years	64,307	2,414	66,721

Total claims and CAE paid, net	$423,877	$63,220	$487,097

Benefits and CAE payable, end of period, net	$80,373	$3,009	$83,382
Add: Reinsurance recoverable	76,184	—	76,184

Benefits and CAE payable, end of period	$156,557	$3,009	$159,566

	As of December 31, 2020
	Benefits Payable	Unallocated Claims Adjustment Expense	Total
	(In thousands)
Benefits payable, beginning of the period	$156,557	$3,009	$159,566
Less: Reinsurance recoverable	76,184	—	76,184

Benefits payable, beginning of the period, net	$80,373	$3,009	$83,382

Claims incurred and CAE
Current year	$308,370	$59,442	$367,812
Prior years	983	—	983

Total claims incurred and CAE, net	$309,353	$59,442	$368,795

Claims and CAE paid
Current year	$178,751	$53,933	$232,684
Prior years	31,719	3,009	34,728

Total claims and CAE paid, net	$210,470	$56,942	$267,412

Benefits and CAE payable, end of period, net	$179,256	$5,509	$184,765
Add: Reinsurance recoverable	132,658	—	132,658

Benefits and CAE payable, end of period	$311,914	$5,509	$317,423

The provision for benefits payable attributable to prior year claims incurred developed favorably by $10.3 million in 2019 and unfavorably by $1.0 million in 2020 related to prior years. The favorable development in 2019 and 2020 is the result of ongoing analysis of recent loss development trends and claim payment patterns. Changes to original estimates are recorded in the period the additional information becomes known.

Unallocated CAE - CAE are costs the Company incurs or expects to incur in connection with the adjustment and recording of health claims not subject to reinsurance. Such expenses include, but are not limited to case management, utilization review, and quality assurance and are intended to reduce the number of health services provided or the cost of such services. CAE is included in other insurance costs and the related CAE payable is included in accounts payable and accrued liabilities.

9. DEBT AND WARRANTS

Long-term debt

On October 30, 2020, the Company entered into a first lien credit loan facility (“facility agreement”) with HPS Investment Partners, LLC (“HPSIP”) whereby HPSIP agreed to provide a $150.0 million First Lien Term Loan (“Term Loan”). The Term Loan has a variable interest rate equal to 12.75%, per annum, at December 31, 2020. The Term Loan matures on October 30, 2024; provided that upon the invalidation of certain provisions of the ACA by the Supreme Court of the United States or any other federal courts that could reasonably be likely to result in a material adverse effect, upon the election of the majority lenders, the maturity of the Term Loan will be 12 months from such election, which is referred to as the “Springing Maturity Date.” Notwithstanding the Springing Maturity Date, upon certain events (including the consummation of an initial public offering satisfying certain conditions), the maturity date of the Term Loan will revert to October 30, 2024. The Term Loan is subject to a prepayment fee equal to (i) if a qualified initial public offering has occurred, a sliding scale percentage ranging from 6.5% to 1% of the aggregate principal balance of the Term Loan based upon the valuation of the initial public offering and the prepayment date, or (ii) otherwise, if such prepayment occurs prior to the two-year anniversary of the closing date, a customary “make-whole,” or if such prepayment occurs thereafter 1.0%. The Term Loan will be required to be prepaid with 100% cash proceeds, subject to certain exceptions, of (i) certain asset sales, (ii), equity issuances at a valuation of less than $2.0 billion, (iii) certain debt issuances, or (iv) certain extraordinary events. The Term Loan is guaranteed by Mulberry Management Corporation and all of the Company’s future direct and indirect subsidiaries (subject to certain permitted exceptions, including exceptions guarantees that would require material governmental consents or in respect of joint ventures). The Term Loan is secured by a lien on substantially all of the Company’s and the guarantors’ assets (subject to certain exceptions) and includes certain reporting requirements, conditions precedent, affirmative covenants and financial covenants. The financial covenants include requirements that the Company must maintain a minimum of gross premiums set forth by fiscal quarter (ranging from $382.1 million to $565.2 million for quarters ended December 31, 2020 and 2021, respectively), maintain a minimum weekly liquidity (average weekly balance of the Company’s unrestricted cash deposit accounts) of $60.0 million or greater, and a combined ratio set forth by fiscal quarter ranging from 106.7% commencing in the quarter ended December 31, 2022 to 97.6% commencing in the quarter ended March 31, 2024. Combined ratio is defined as the sum of (a) the ratio of medical claims to net premiums plus (b) the ratio of variable costs to net premiums plus (c) the ratio of fixed costs to net premiums. As of December 31, 2020, the unamortized discount and debt issuance costs were $7.5 million; and the Company was in compliance with all covenants.

In July 2016, the Company entered into a $45 million Senior Secured Revolving Facility (“Revolving Facility”) agreement with Barclays Bank PLC as administrative agent. The Company’s Revolving Facility agreement expired in 2019. No borrowings had been drawn under this facility.

The fair value of outstanding debt was approximately $142.5 million at December 31, 2020.

Warrants and Call Options

In connection with a loan facility entered into during 2013 (such facility was terminated in 2016), the Company issued 1,887,430 warrants to purchase Series AA preferred stock at $0.56 per share.

Preferred stock of the Company has been classified outside permanent equity (see Note 10. Convertible Preferred Stock) and as such, the warrants are accounted for as liabilities and recorded at fair value, $7.5 million and $9.8 million at December 31, 2019 and 2020, respectively.

The Company has an arrangement with an integrated health system, as described in Note 1. Organization. Pursuant to an agreement under the arrangement, on February 15, 2017, the Company issued warrants to purchase up to 500,000 shares of series A8 preferred shares at $6.75 per share. As of December 31, 2019, all the warrants were vested and are exercisable through July 25, 2021. The aggregate fair value of the warrants, at date of issuance was $0.4 million. For the year ended December 31, 2019, the Company recorded $0.1 million related to the vesting of these warrants general and administrative expense. Preferred stock of the Company has been classified outside permanent equity (see Note 10. Convertible Preferred Stock) and as such, the warrants are accounted for as liabilities and recorded at fair value, $0.5 million and $1.5 million, at December 31, 2019 and 2020, respectively.

In September 2018, the Company issued a detachable warrant to purchase 1,250,000 shares of Series A9 preferred stock at $7.13. The warrants vest over a period of three years and are exercisable through January 1, 2023. At date of issuance, the aggregate fair value of the outstanding warrant was $1.2 million. For the years ended December 31, 2019 and 2020, the Company recorded $0.3 million and $0.4 million, respectively, related to the vesting of these warrants recorded in general and administrative expenses. Preferred stock of the Company has been classified outside permanent equity (see Note 10. Convertible Preferred Stock) and as such, the warrants are accounted for as liabilities and recorded at fair value, $0.8 million and $3.7 million at December 31, 2019 and 2020, respectively.

In May 2020, the Company, in connection with the sale of Series A11 preferred Stock, entered into a series of Call Option Agreements (the “Call Option Agreements”) with the Investors for the issuance of additional shares of Series A11 preferred stock up to 33% of the number of shares in the Investor’s initial purchase at the issue price of $6.02. These Call Option Agreements are non-transferrable or assignable, except to the Investors’ affiliates. During the year ended December 31, 2020, 12,390,888 shares of Series A11 preferred Stock were purchased under the Call Option Agreements. As of December 31, 2020, 38,198 shares of Series A11 preferred Stock are eligible for purchase under the terms of the Call Option Agreements. The Call Options are accounted for as liabilities and recorded at fair value of $0.05 million at December 31, 2020. The fair value of the Call Options of $13.5 million was recorded as a reduction of convertible preferred stock and an increase in warrant liability. Upon exercise of substantially all the Call Options, an entry to reduce the warrant liability and increase the convertible preferred stock of $12.4 million was recorded, which was the fair value of the Call Options on exercise.

During the years ended December 31, 2019 and 2020, the Company recorded an increase in the fair value of warrant liabilities of $0.3 million and $4.7 million, respectively, and included the corresponding charge in general and administrative expense. Fair value is determined using an option pricing model.

10. CONVERTIBLE PREFERRED STOCK

As of December 31, 2019 and 2020, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 339,262,809 and 407,156,831 shares, respectively, of $0.0001 par value preferred stock.

The Company has issued a variety of series’ of convertible preferred stock, Series A convertible preferred stock, Series A1 convertible preferred stock, Series AA convertible preferred stock, Series

AAA convertible preferred stock, Series A4 convertible preferred stock, Series A5 convertible preferred stock, Series A6 convertible preferred stock, Series A7 convertible preferred stock, Series A8 convertible preferred stock, Series A9 convertible preferred stock, Series AA-9 convertible preferred stock, Series A10 convertible preferred stock, Series A11 convertible preferred stock, Series A12 convertible preferred stock, collectively referred to as “Preferred Stock”, that have been classified separately on the consolidated balance sheet. Redemption rights have not been granted to holders of Preferred Stock, except in the event of a deemed liquidation.

Upon issuance of each class of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features. The Company also concluded that a contingent beneficial conversion feature (i.e. “down round feature”) existed on the issuance date of each series of Preferred Stock. The beneficial conversion feature is not recognized before the resolution of the related contingency.

The Company’s Preferred Stock is classified outside of stockholders’ deficit on the consolidated balance sheet because the holders of such shares have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company and would require the redemption of the then-outstanding Preferred Stock. The Preferred Stock is not redeemable, except in the event of a deemed liquidation at liquidation preference amounts.

As of December 31, 2019 and 2020, the Company reserved 3,637,460 and 3,675,658 shares of convertible preferred stock for the exercise of outstanding warrants, respectively.

As of the balance sheet date, preferred stock consisted of the following:

December 31, 2019
Preferred Stock Series	Preferred Shares Authorized	Preferred Shares Issued	Preferred Shares Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
( $ in thousands)
A	41,913,800	41,913,800	41,913,800	$18,254	$18,254	41,913,800
A1	1,371,010	1,371,010	1,371,010	1,194	1,194	1,371,010
AA	24,267,440	22,379,980	22,379,980	12,450	12,450	22,379,980
AAA	36,109,790	36,109,790	36,109,790	20,088	20,088	36,109,790
A4	23,142,080	23,142,080	23,142,080	30,000	30,000	23,142,080
A5	29,189,760	29,189,760	29,189,760	80,000	80,000	29,189,760
A6	29,942,474	29,942,474	29,942,474	134,918	134,918	29,942,474
A7	6,265,845	6,265,845	6,265,845	32,500	32,500	6,265,845
A8	56,934,363	56,434,363	56,434,363	381,200	381,200	56,434,363
A9	24,427,793	23,177,793	23,177,793	165,624	165,624	23,177,793
AA-9	11,820,502	11,820,502	11,820,502	34,516	34,516	11,820,502
A10	53,877,952	53,877,952	53,877,952	385,000	385,000	53,877,952

Total	339,262,809	335,625,349	335,625,349	$1,295,744	$1,295,744	335,625,349

December 31, 2020
Preferred Stock Series	Preferred Shares Authorized	Preferred Shares Issued	Preferred Shares Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
($ in thousands)
A	41,913,800	41,913,800	41,913,800	$18,254	$18,254	41,913,800
A1	1,371,010	1,371,010	1,371,010	1,194	1,194	1,371,010
AA	24,267,440	22,379,980	22,379,980	12,450	12,450	22,379,980
AAA	36,109,790	36,109,790	36,109,790	20,088	20,088	36,109,790
A4	23,142,080	23,142,080	23,142,080	30,000	30,000	23,142,080
A5	29,189,760	29,189,760	29,189,760	80,000	80,000	29,189,760
A6	29,942,474	29,942,474	29,942,474	134,918	134,918	29,942,474
A7	6,265,845	6,265,845	6,265,845	32,500	32,500	6,265,845
A8	56,934,363	56,434,363	56,434,363	381,200	381,200	56,789,877
A9	24,427,793	23,177,793	23,177,793	165,624	165,624	23,388,697
AA-9	11,820,502	11,820,502	11,820,502	34,516	34,516	11,820,502
A10	53,877,952	53,877,952	53,877,952	385,000	385,000	54,368,237
A11	49,842,333	49,678,169	49,678,169	297,927	299,012	49,678,169
A12	18,051,689	15,600,784	15,600,784	151,240	151,240	15,600,784

Total	407,156,831	400,904,302	400,904,302	$1,744,911	$1,745,996	401,961,005

The holders of the Preferred Stock have the following rights and preferences:

Voting Rights

The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could convert (see “Conversion” below) at the record date for the determination of stockholders entitled to vote. The Series AA-9 convertible preferred stock, Series A9 convertible preferred stock, Series A10 convertible preferred stock, Series A11 convertible preferred stock and Series A12 convertible preferred stock are known as the “New Preferred Stock”, and the series of convertible preferred stock, other than the New Preferred, is collectively referred to as the “Legacy Preferred Stock”. As long as at least 37,370,484 Legacy Preferred stock remains outstanding, the holders of Legacy Preferred Stock are entitled to elect nine board directors of the Company. As long as at least 7,871,778 of Series A10 convertible preferred stock remains outstanding, holders of Series A10 convertible preferred stock are entitled to elect one board director of the Company. The holders of Legacy Preferred Stock, Series A10 convertible preferred stock, Series A common stock, and Series B common stock, voting as a single class on an as-converted basis, are entitled to elect any remaining board directors of the Company.

Dividends

The holders of the Preferred Stock are entitled to receive noncumulative dividends in preference to any declaration or payment of dividends on the Series A common stock, Series B common stock or Series C common stock when, as and if declared by the board of directors, at a rate of 8% per annum of the Original Issue Price of the respective series of preferred stock. In addition, the holders of shares of Preferred Stock are entitled to participate pro rata on an as-converted-basis of Preferred Stock to Series A common stock on any additional dividends paid to the holders of Series A common stock, Series B common stock or Series C common stock. No dividends have been declared through December 31, 2020.

Liquidation

In the event of a liquidation, voluntary or involuntary, dissolution or winding up of the Company or deemed liquidation event, the holders of the Preferred Stock will be entitled to receive (i) an amount per share equal to the applicable Original Issue Price plus (ii) any dividends declared but unpaid. In the event that proceeds are not sufficient to permit payment in full to the holders of the Preferred Stock, the proceeds will be ratably distributed among the holders of the Preferred Stock.

After payments have been made in full to the holders of Preferred Stock, then, to the extent available, the remaining assets of the Company available for distribution to its stockholders will be distributed ratably among the holders of Series A common stock, Series B common stock and Series C common stock.

Conversion

All shares of Preferred Stock, except Series A8, A9 and A10, are convertible at any time to Series A common stock on 1:1 basis at the original price per share paid to the Company, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock. During the year ended December 31, 2020, the Company issued Series A11 convertible preferred stock at an issuance price that triggered a beneficial conversion feature, a change in the conversion ratio for Series A8, A9 and A10 convertible preferred shares. As a result, Series A8 are convertible at any time into 1.0063 shares of Series A common stock for each share of Series A8 convertible preferred stock. Series A9 and A10 are convertible at any time into 1.0091 shares of Series A common stock for each share of Series A9 or A10 convertible preferred stock. The Company recognized an increase in additional paid in capital of $7.4 million offset by a corresponding charge to accumulated deficit in recognition of the beneficial conversion feature. See Note 2. Summary of Significant Accounting Policies - Net Loss Per Share, regarding treatment of the charge to accumulated deficit as a deemed dividend and the impact to the calculation of net loss per share.

All shares of Preferred Stock are subject to an automatic conversion into shares of Series A common stock in the event of the closing of a qualified public offering.

11. COMMON STOCK

Common Stock

As of December 31, 2019 and 2020, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 681,991,713 and 759,487,963 shares, respectively, of $0.00001 par value common stock, 602,000,000 and 680,000,000 of which have been designated Series A common stock, respectively, 69,991,713 and 69,487,963 of which have been designated Series B common stock, respectively, and 10,000,000 of which have been designated Series C common stock, collectively referred to as “Common Stock”. As of December 31, 2020, 135,768 shares of Series A common stock are reflected as issued and outstanding that are associated with the early exercise of stock options.

As of December 31, 2019 and 2020, the Company had reserved 463,704,467 and 539,987,369 shares of Series A common stock, respectively, for the conversion of the outstanding shares of convertible preferred stock, the exercise of outstanding preferred stock warrants, the exercise of outstanding stock options and the number of shares remaining available for future grant.

The holders of the Common Stock have the following rights and preferences:

Voting Rights

Each share of Series A common stock entitles the holder to one vote and each share of Series B common stock entitles the holder to ten votes and each share of Series C common stock does not entitle the holder to any votes on all matters submitted to a vote of the Company’s stockholders, except as otherwise required by law. The Series A common stock and Series B common stock, voting together as a single class and not as a separate series, are entitled to elect one board director of the Company.

Dividends

Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend right of the preferred stockholders. No dividends have been declared through December 31, 2020.

12. STOCK-BASED COMPENSATION

The Company grants stock option and restricted stock awards to employees and non-employee consultants under the terms of the 2012 Stock Compensation Plan (the “Plan”) as well as outside the Plan (“Out of Plan”). All awards are subject to approval by the board of directors. Total stock-based compensation for the years ended December 31, 2019 and 2020 was $33.6 million and $35.9 million, respectively, of which $15.9 million and $17.6 million was recognized in general and administrative expenses, respectively, and $17.6 million and $18.3 million was recognized in other insurance costs, respectively.

The Company modified certain awards in conjunction with employee terminations. The modifications provided for the extension of the post-employment exercise period. For the years ended December 31, 2019 and 2020, the modifications resulted in $8.7 million and $6.4 million of stock-based compensation expenses, respectively, of which $3.5 million and $3.3 million was recognized in general and administrative expenses, respectively, and $5.2 million and $3.1 million was recognized in other insurance costs, respectively. In October 2020, the Company modified a stock option award granted to an executive for 4,300,000 shares of Series A common stock under the Plan in March 2019. The modification was applicable to 2,777,083 shares of unvested options. The modification resulted in a change in the time vesting period and added performance based vesting for 645,833 of the unvested options. As a result of the modification, the Company recorded additional stock-based compensation expense of $4.7 million for the year ended December 31, 2020, of which $2.4 million was recognized in general and administrative expenses, and $2.3 million was recognized in other insurance costs.

Total unrecognized compensation cost related to unvested share-based awards at December 31, 2019 and 2020 was $74.4 million and $104.1 million, respectively. Unvested share-based awards have 3.22 years of amortization remaining as of December 31, 2020. As of December 21, 2019 and 2020, 136.0 million and 153.8 million shares of Series A common stock, respectively, were authorized under the Plan, and 12.8 million and 6.3 million shares are still available for future issuance, respectively.

2012 Plan - Stock Option - The following tables summarize the Plan stock option award activity for the years ended December 31, 2019 and 2020:

	Options Outstanding
	December 31, 2019	Weighted Average Exercise Price	Weighted Average Contractual Life (in years)	Aggregate Intrinsic Value
	($’s in thousands, except exercise price)
Balance - December 31, 2018	68,717,017	$2.37	7.54	$55,102
Options granted	49,677,028	$3.22
Options exercised	(1,358,078)	$0.67		$3,396
Options canceled	(6,294,539)	$2.66		$3,179

Balance - December 31, 2019	110,741,428	$2.75	7.94	$61,678

Options exercisable - December 31, 2019	82,355,639	$2.59	7.27	$54,762

	Options Outstanding
	December 31, 2020	Weighted Average Exercise Price	Weighted Average Contractual Life (in years)	Aggregate Intrinsic Value
	($’s in thousands, except exercise price)
Balance - December 31, 2019	110,741,428	$2.75	7.94	$61,678
Options granted	31,481,265	$4.00
Options exercised	(7,841,168)	$2.50		$14,181
Options canceled	(11,909,481)	$3.04

Balance - December 31, 2020	122,472,044	$3.06	7.59	$275,112

Options Exercisable at December 31, 2020	76,034,763	$2.66	6.51	$201,828

Option Valuation - The fair value of a stock option is estimated using an option-pricing model that takes into account as of the grant date the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate for the expected term of the option. The Company has used the simplified method in calculating the expected term of all option grants based on the vesting period and contractual term. Compensation costs related to share-based payment transactions are recognized in the stock-based compensation expense upon satisfaction of the vesting requirements.

The weighted average per share fair value of options on the date granted during the years ended December 31, 2019 and 2020 was $1.33 and $1.49, respectively. The following weighted average assumptions were used in estimating the grant date fair values for the years ended December 31, 2019 and 2020:

	For the years ended December 31,
	2019	2020
Term in years	6.04	5.99
Dividend Rate	0%	0%
Risk free rate of return	1.9%	0.6%
Volatility	40%	38%

Out of Plan Options - As of December 31, 2019 and 2020, there were 874,350 vested and unexercised Out of Plan options outstanding out of an original issuance of 2,649,000 to non-employee consultants in exchange for services.

Restricted Stock Units - During the year ended December 31, 2020, the Company issued restricted stock units (“RSUs”) to two employees of the Company and a consultant to the Company. The Company recorded compensation expense of $0.5 million in the year ended December 31, 2020. The employees RSUs vest over 4 years and the consultant RSUs cliff vest after 13.5 months.

	Restricted Stock Units Outstanding
		Weighted Average Grant Date Fair Value
Unvested RSUs at December 31, 2019	—
RSUs granted	4,667,000	$5.27
RSUs exercised	—
RSUs canceled	—
RSUs vested	—

Unvested RSUs at December 31, 2020	4,667,000	$5.27

13. DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution plan under section 401(k) of the U.S. Code, which covers substantially all of the Company’s employees. The plan allows employees to contribute a portion of their pre-tax income in accordance with specific IRS guidelines. The Company matches a percentage of the employees’ contributions with certain limits to a maximum of 2% of an employee’s salary. Employees are fully vested in their contributions and the Company’s contribution. For the years ended December 31, 2019 and 2020, the Company recorded payroll contribution expense of $1.6 million and $2.1 million, respectively.

14. PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE

The following table summarizes the balances of the Company’s property, equipment and capitalized software:

	As of December 31,
	2019	2020
	(In thousands)
Property, equipment, and capitalized software
Software and hardware	$27,588	$39,979
Leasehold improvements	20,364	21,995
Property and fixtures	1,334	1,334

Property, equipment, and capitalized software	49,286	63,308
Less: Accumulated depreciation and amortization	(16,210)	(27,496)

Property, equipment, and capitalized software, net	$33,076	$35,812

15. RELATED PARTY DISCLOSURES

The Company has leased office space for its corporate headquarters from New Puck, LLC. New Puck, LLC is affiliated with Joshua Kushner, who is a member of our board of directors and the sole managing member of each of the Thrive General Partners that control the Thrive Capital Funds, beneficial holders of more than 5% of our capital stock. Rent expense incurred related to these contracts for the year ended December 31, 2019 was $1.5 million, of which $1.1 million was recognized in general and administrative expenses and $0.4 million was recognized in other insurance costs. The related lease agreements expired in 2019.

The Company has entered into various technology service agreements for technology infrastructure, enterprise services and lead generation services with affiliates of Alphabet Holdings LLC, which is a beneficial holder of more than 5% of its capital stock. For the year ended December 31, 2019, the Company incurred total costs related to these agreements of $2.4 million of which $1.3 million and $1.1 million was recognized in other insurance costs and general and administrative expenses, respectively. For the year ended December 31, 2020, the Company incurred total costs related to these agreements of $2.1 million, of which $0.9 million and $1.2 million was recognized in other insurance costs and general and administrative expenses, respectively.

In August 2019, the Company repurchased 503,750 shares of its Series B common stock and 440,050 shares of its Series A common stock from its Co-Founder and Chief Executive Officer, at a purchase price of $6.4312 per share, for an aggregate purchase price of approximately $6.1 million, of which $3.1 million was recognized as compensation in general and administrative expenses and $3.0 million was attributed to the fair market value of the underlying shares and recorded as treasury stock.

16. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space under operating leases expiring on various dates through 2032. Total rent expense for the year ended December 31, 2019 and 2020 was $9.0 million and $14.4 million, respectively. At December 31, 2020, future minimum lease payments under non-cancellable operating leases, expiring through 2032, are as follows:

Years Ending December 31,	(In thousands)
2021	$12,863
2022	13,664
2023	13,564
2024	13,722
2025	13,922
Thereafter	48,727

Total	$116,462

Contingencies

In the ordinary course of business, the Company is frequently made party to a variety of legal actions and regulatory inquiries, including class actions and suits brought by members, care providers, customers and regulators, relating to the Company’s businesses, including management and administration of health benefit plans and other services. These matters include employment and contract claims and claims related to health care benefits coverage and other business practices.

The Company records liabilities for its estimates of probable costs resulting from these matters where appropriate. Estimates of costs resulting from legal and regulatory matters involving the Company are inherently difficult to predict, particularly where the matters: involve indeterminate claims for monetary damages or may involve fines, penalties or punitive damages; present novel legal theories or represent a shift in regulatory policy; involve a large number of claimants or regulatory bodies; are in the early stages of the proceedings; or could result in a change in business practices. Accordingly, the Company is often unable to estimate the losses or ranges of losses for those matters where there is a reasonable possibility or it is probable that a loss may be incurred, the ultimate settlement of which could be material.

17. INCOME TAXES

Oscar Health, Inc. files a consolidated federal income tax return on behalf of itself and the majority of its various operating subsidiaries. Oscar Health, Inc. files as part of a unitary return group in various states.

Significant components of the income tax expense are as follow:

	For the years ended December 31,
	2019	2020
	(In thousands)
Current income tax:
Federal	$2,219	$1,112
State	—	—

Total current income tax	2,219	1,112

Deferred income tax:
Federal	(426)	(67)
State	—	—

Total deferred tax	(426)	(67)

Total income Tax	$1,793	$1,045

A reconciliation of the federal income tax rate and the effective income tax rate is as follows:

	For the years ended December 31,
	2019		2020
	(In thousands)
Pre-tax book loss	$(259,389)		$(405,780)
Income tax benefit at statutory rate	(54,472)	21.00%	(85,213)	21.00%
State Taxes	—	—	(15,340)	3.78%
Change in valuation allowance	39,280	(15.14)%	105,460	(25.99)%
Stock-based compensation adjustment	1,241	(0.48)%	2,173	(0.54)%
Return-to-provision true-up	1,043	(0.40)%	3,899	(0.96)%
Revision to estimates	8,700	(3.35)%	(18,108)	4.46%
Non-deductible salary	5,687	(2.19)%	3,977	(0.98)%
Other permanent items	314	(0.12)%	4,197	(1.03)%

Total income tax	$1,793	(0.68)%	$1,045	(0.26)%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31, 2019
	2019	2020
	(In thousands)
Deferred Tax Assets:
NOL carryforwards	$177,291	$255,028
Premium deficiency reserves	2,649	17,760
Stock option	5,072	5,259
Provisions for adverse deviations	1,344	5,785
Accrued bonus	2,826	4,223
Start-up costs	4,593	4,146
Unearned premium reserve	1,060	3,099
Warrant liability	1,852	1,787
Deferred FICA payments	—	1,217
Fixed assets	366	724
Long-term debt interest	—	669
Other	657	573

Total deferred tax assets before VA	197,710	300,270
Valuation allowance	191,605	296,875

Total Deferred Tax Asset	$6,105	$3,395

Deferred Tax Liabilities:
Prepaid expenses	$1,645	$2,117
Capitalized salary and software	3,507	276
§481(a) Adjustment - bonus	477	239
Unrealized gains	—	185
Bond market discount	—	44
LRD transition liability	50	41

Total deferred tax liability	5,679	2,902

Net Deferred Tax Asset	$426	$493

President Donald Trump on December 27, 2020, signed into law the Consolidated Appropriations Act, 2021 (“the Act”). The Act modifies Notice 2020-65, issued in response to the president’s August 8, 2020, Executive Order permitting businesses to defer the employee-portion of payroll taxes incurred on wages paid between September 1, 2020, and December 31, 2020. The Act extends the date for remitting postponed taxes from the period beginning January 1, 2021, and ending on April 30, 2021, to the new period beginning on January 1, 2021, and ending on December 31, 2021. The employer, however, must still withhold and remit the applicable taxes ratably throughout the repayment period. The Company took advantage of this deferral in the amount of $5.8 million and therefore created a deferred tax asset.

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act of 2017 (“Act”) into legislation. The Act includes numerous changes in tax law, including, but not limited to a reduction in the federal income tax rate for corporations from 35% to 21% which took effect for taxable years beginning on or after January 1, 2018. We are required to recognize the effect of a change in tax rate on deferred tax assets and liabilities in the period the tax rate change was enacted. As of December 31, 2019 and 2020, the Act had no impact on tax expense or the net deferred tax asset.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company is currently evaluating the impact of the CARES Act, but at present does not expect that the NOL carryback provision of the CARES Act would result in a cash benefit to The Company. The CARES Act also modified the limitation of business interest for tax years beginning in 2019 and 2020. The Company anticipates no impact or modification to the net operating loss carryover.

As of December 31, 2020, the Company has Federal net operating loss carryovers of $1.05 billion, $792.1 million which expire between 2032 and 2039 and $253.9 million which carryover indefinitely.

The Company evaluates the need for a valuation allowance considering all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and the Company’s recent operating results. The Company established a valuation allowance of $296.9 million because it does not consider it more likely than not that these deferred tax assets will be recovered, as the Company does not have a history of positive earnings.

Pursuant to Internal Revenue Code (“IRC”), Section 382, use of the Company’s U.S. federal carryforwards may be limited in the event of a cumulative change in ownership. Based upon the Company’s analysis, operating loss carryforwards generated prior to an ownership change in 2016 are subject to annual limitations, cumulatively of $370.4 million at December 31, 2020.

In September 2019, the Internal Revenue Service issued proposed Section 382 regulations. These proposed regulations on the items of income and deductions that are included in calculating built-in gains and losses under IRC Section 382(h) would further limit the applicability of net operating losses. In January 2020, additional proposed regulations provide some transition relief by extending the applicability date of the new rules to 30 days after the publication of final regulations. These regulations would grant transition relief to taxpayers that must determine built-in gain and loss when a change in a loss corporation’s ownership occurs for purposes of the IRC Section 382. The new proposed regulations would also allow the grandfathering of certain, specified transactions.

The Company has state net operating losses from group filings of approximately $500.0 million and from standalone filings of $66.7 million. The Company established a full valuation allowance because it does not consider it more likely than not that these deferred tax assets will be recovered, as the Company does not have a history of positive earnings.

The Company has made a proactive election under IRC§280C(c)(3) to claim a reduced research tax credit. The Company is in the process of finalizing its research credit computations. The amounts and method to be utilized in calculating the research tax credit have not yet been determined. Any credit amount generated will require a full valuation allowance because it does not consider it more likely than not that these deferred tax assets will be recovered, as the Company does not have a history of positive earnings.

The Company files a consolidated federal tax return as well as consolidated New York and New York City income tax returns. The Company began operations during 2012 and has never been placed under audit. The statute of limitations has run on tax years 2014 and prior, while 2015 through 2019 are open to examination to the extent of Net Operating Losses. The Company’s Ohio entity is considered outside of the US Consolidated group and files tax returns separately. It generates a current liability and deferred tax asset.

At present, the Company has not recorded any reserve for uncertain tax benefits. The Company’s liability for unrecognized tax benefits may increase in the next 12 months. A reasonable estimate of the increase cannot be made at this time.

The Company’s policy is to classify interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense. The Company had no interest or penalties for the years ended December 31, 2019 and 2020.

18. CONDENSED FINANCIAL INFORMATION

Oscar Health, Inc. (the Parent Company) condensed financial statements should be read in conjunction with the Company’s consolidated financial statements. The condensed financial statements include the activity of the Parent Company and reflect its subsidiaries using the equity method of accounting. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries. The following summarizes the major categories of the Parent Company’s financial statements

Condensed Balance Sheets

	As of December 31,
	2019	2020
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$45,733	$230,769
Investments and restricted deposits (Note 5)	132,060	33,652
Investments in and advances to subsidiaries	159,754	333,918
Other assets	23,444	16,966

TOTAL ASSETS	$360,991	$615,305

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Long-term debt	$—	$142,487
Other liabilities	10,385	23,800

Total liabilities	10,385	166,287

Commitments and contingencies (Note 16)
Convertible preferred stock, (Series A, A1, AA, AAA, A4, A5, A6, A7, A8, A9, AA9, A10); $0.00001 par value; 339,262,809 shares authorized; 335,625,349 issued and outstanding; aggregate liquidation preference of $1,295,744 as of December 31, 2019; (Series A, A1, AA, AAA, A4, A5, A6, A7, A8, A9, AA9, A10, A11, A12); $0.00001 par value; 407,156,831 shares authorized; 400,904,302 issued and outstanding; aggregate liquidation preference of $1,745,996 as of December 31, 2020 (Note 10)	1,295,744	1,744,911

STOCKHOLDERS’ DEFICIT
Common stock, Series A, $0.00001 par value, 602,000,000 and 680,000,000 shares authorized; 17,034,585 and 24,875,753 issued and outstanding; Series B $0.00001 par value, 69,991,713 and 69,487,963 shares authorized, 69,487,963 and 69,487,963 shares issued and outstanding; as of December 31, 2019 and 2020, respectively; Series C $0.00001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2019 and 2020 (Note 11)	2	2
Treasury stock (Note 15)	(2,923)	(2,923)
Additional paid-in capital	70,673	133,255
Accumulated deficit	(1,012,863)	(1,427,106)
Accumulated other comprehensive loss	(27)	879

Total stockholders’ deficit	(945,138)	(1,295,893)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$360,991	$615,305

Condensed Statements of Operations and Comprehensive Loss

	For the years ended December 31,
	2019	2020
	(In thousands)
REVENUE
Investment income	$8,996	$2,903

Total revenue	8,996	2,903
EXPENSES
General and administrative expenses	17,563	23,020
Interest expense	—	3,514

Total expenses	17,563	26,534

Loss before equity in net loss of subsidiaries	(8,567)	(23,631)
Equity in net loss of subsidiaries	(252,615)	(383,194)

Net loss	(261,182)	(406,825)

Unrealized gain on investments	17	906

Comprehensive loss	$(261,165)	$(405,919)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2019	2020
Net cash (used in)/provided by operating activities	$(13,200)	$6,487
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in subsidiaries	(153,563)	(511,125)
Purchase of fixed maturity securities	(440,214)	(182,027)
Sale of investments	490,887	240,411
Maturity of investments	145,821	19,583
Purchase of property, equipment and capitalized software	(29,690)	—

Net cash provided by/(used in) investing activities	13,241	(433,158)
CASH FLOW FROM FINANCING ACTIVITIES:
Stock options exercised	873	19,295
Stock repurchase	(2,992)	—
Convertible preferred stock and call option issuances	—	375,671
Exercise of convertible preferred stock call options	—	74,581
Proceeds from long-term debt	—	147,000
Payment of debt issuance costs	—	(4,840)

Net cash (used in)/provided by financing activities:	(2,119)	611,707
Increase (decrease) in cash, cash equivalents and restricted cash equivalents	(2,078)	185,036
Cash, cash equivalents, restricted cash and cash equivalents—beginning of year	47,811	45,733

Cash, cash equivalents, restricted cash and cash equivalents—end of year	$45,733	$230,769

19. SUBSEQUENT EVENTS

In connection with the preparation of the consolidated financial statements, the Company evaluated subsequent events through February 4, 2021, which was the date the consolidated financial statements were issued.

37,041,026 Shares

Oscar Health, Inc.

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